AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JULY 10, 2009

REGISTRATION NO. 000-53629

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

POST-EFFECTIVE AMENDMENT NO. 2 to FORM 10

GENERAL FORM FOR REGISTRATION OF SECURITIES

PURSUANT TO SECTION 12(b) OR 12(g) OF THE

SECURITIES EXCHANGE ACT OF 1934

PLAINS CAPITAL CORPORATION

(Name of registrant as specified in its charter)

Texas	75-2182440
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

2911 Turtle Creek Blvd., Suite 700, Dallas, Texas 75219

(Address of principal executive offices, including zip code)

(214) 252-4000

(Registrant’s telephone number, including area code)

Securities to be registered pursuant to Section 12(b) of the Act:

TITLE OF EACH CLASS TO BE SO REGISTERED	NAME OF EACH EXCHANGE ON WHICH EACH CLASS IS TO BE REGISTERED
None	None

Securities to be registered pursuant to Section 12(g) of the Act:

TITLE OF CLASS

Common Stock, $10.00 par value

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒ (Do not check if a smaller reporting company)	Smaller reporting company	☐

EXPLANATORY NOTE

This Post-Effective Amendment No. 2 on Form 10 (this “Amendment”) is being filed by Plains Capital Corporation (the “Company”) to amend the Company’s registration statement on Form 10, as initially filed with the Securities and Exchange Commission (the “SEC”) on April 17, 2009 (the “Original Filing”) and as amended by that Amendment No. 1 to Form 10 filed with the SEC on June 25, 2009 (“Amendment No. 1”). This Amendment amends the Original Filing, as amended by Amendment No. 1, in its entirety to add additional disclosure in response to comments received from the staff of the SEC. Exhibits required to be filed hereunder are incorporated herein by reference where specified. This Amendment should be read in conjunction with the Company’s other filings made with the SEC subsequent to the date of the Original Filing, including any amendments to those filings.

PLAINS CAPITAL CORPORATION

i

FORWARD-LOOKING STATEMENTS

Certain statements contained in this registration statement on Form 10 that are not statements of historical fact such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements.

Forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from those anticipated in such statements. Most of these factors are outside our control and difficult to predict. These forward-looking statements include, without limitation, our expectations with respect to our future financial or business performance, strategies or expectations and anticipated financial impacts and synergies resulting from our recent acquisition of First Southwest Holdings, Inc. and related transactions. Factors that may cause such differences include, but are not limited to:

(1) changes in general economic, market and business conditions in areas or markets where we compete;

(2) conditions beyond our control such as future state and federal legislation and regulation affecting one or more of our business segments, natural disasters or acts of war or terrorism;

(3) changes in the interest rate environment;

(4) changes in the default rate of our loans;

(5) changes in the auction rate securities markets, including ongoing liquidity problems related thereto;

(6) cost and availability of capital;

(7) competition for our banking, mortgage origination and financial advisory segments from other banks and financial institutions as well as insurance companies, mortgage originators, investment banking and financial advisory firms, asset-based non-bank lenders and government agencies;

(8) approval of new, or changes in, accounting policies and practices;

(9) our participation in governmental programs implemented under the Emergency Economic Stabilization Act of 2008 (the “EESA”) and the American Recovery and Reinvestment Act (the “ARRA”), including without limitation the Troubled Asset Relief Program (“TARP”), the Capital Purchase Program, and the Temporary Liquidity Guarantee Program, and the impact of such programs and related regulations on the Company and on international, national, and local economic and financial markets and conditions; and

(10) other factors discussed from time to time in our news releases and/or public statements, and those factors listed in this registration statement on Form 10 under Item 1A. “Risk Factors.”

We caution that the foregoing list of factors is not exclusive, and new factors may emerge or changes to the foregoing factors may occur that could impact our business. You should review carefully the items captioned “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in this registration statement on Form 10 for a more complete discussion of these and other factors that may affect our business. All subsequent written and oral forward-looking statements concerning our business attributable to us or any person acting on our behalf are expressly qualified in their entirety by the cautionary statements above. We do not undertake any obligation to update any forward-looking statement, whether written or oral, relating to the matters discussed in this registration statement on Form 10 except to the extent required by federal securities laws.

BASIS OF PRESENTATION

All references to “we,” “us,” “our,” “our company,” “the Company,” or “Plains Capital” in this registration statement on Form 10 mean Plains Capital Corporation, a Texas corporation, and its consolidated subsidiaries as a whole. In addition, we refer to PlainsCapital Bank as the “Bank,” and to First Southwest Holdings, LLC and its subsidiaries as a whole as “First Southwest.”

ITEM 1.	BUSINESS

Overview

Plains Capital Corporation is a Texas-based and Dallas-headquartered financial holding company registered under the Gramm-Leach-Bliley Act of 1999 (the “Gramm-Leach-Bliley Act”) and a bank holding company registered under the Bank Holding Company Act of 1956 (the “BHC Act”). Although not true in the first quarter of 2009, historically, the majority of our net income has been derived from our wholly-owned bank subsidiary, PlainsCapital Bank. The Bank provides business and consumer banking services from offices located throughout central, north and west Texas. In addition to the Bank, we have various other subsidiaries with specialized areas of expertise that allow us to provide a wide array of financial products and services. Through these other subsidiaries, we offer financial products and services such as mortgage origination, financial advisory, public finance, investment banking, asset management and capital equipment leasing. As of December 31, 2008, on a consolidated basis, we had total assets of approximately $4.0 billion, total loans, including loans held for sale, of approximately $3.1 billion and stockholders’ equity of approximately $399.8 million.

History and Expansion

Shortly after originally incorporating as a Texas corporation in 1987, we purchased Plains National Bank (“Plains National”) in Lubbock, Texas in 1988. At the time, Plains National had approximately $174.0 million in assets and was the fifth largest bank in Lubbock. Over the next decade, Plains National’s market share and service offering grew, and it became the largest bank in Lubbock with approximately $609.0 million in deposits and 23% of Lubbock’s market share. In 1998, we acquired McAfee Mortgage Company, a Lubbock-based mortgage company.

In 1999, we were able to begin expanding our business beyond traditional banking services as a result of the passage of the Gramm-Leach-Bliley Act. We were also able to expand into different markets. Specifically, we acquired PrimeLending, a PlainsCapital Company (“PrimeLending”), a Dallas-based mortgage company with five locations in the Dallas-Fort Worth metroplex, and Plains National converted from a national chartered bank to a Texas chartered bank, opened its first Dallas location in the Turtle Creek neighborhood and changed its name to PNB Financial Bank. In 2000, we moved our corporate headquarters to Dallas and PNB Financial Bank opened its first location in Austin. In 2003, as part of a larger branding campaign, PNB Financial Bank changed its name to PlainsCapital Bank. Additionally, we acquired a majority interest in Hester Capital Management, L.L.C. (“Hester Capital”), a registered investment advisor under the Investment Advisers Act of 1940 specializing in investment portfolio management services for private clients including families, trusts and estates. In 2004, the Bank entered the Fort Worth and San Antonio markets. In 2007, the Bank entered the Arlington market. On December 31, 2008, we acquired First Southwest Holdings, Inc., a diversified private investment banking corporation pursuant to a merger agreement between us and First Southwest Holdings, Inc., dated as of November 7, 2008, as amended (the “Merger Agreement”). Upon completion of its acquisition, First Southwest Holdings, Inc. was renamed First Southwest Holdings, LLC, and it became a wholly-owned subsidiary of the Bank.

Pursuant to the Merger Agreement, each share of First Southwest common stock outstanding immediately before the merger (other than shares as to which statutory dissenters’ appraisal rights have been properly exercised and perfected and subject to other customary exceptions as specified in the Merger Agreement) automatically converted into the right to receive 0.94198695 shares of our common stock upon completion of the Merger. Further, each option to acquire First Southwest common stock outstanding and unexercised immediately before the merger was converted into a substitute stock option to acquire our common stock. Upon completion of the merger on December 31, 2008, we issued to former stockholders of First Southwest 1,687,559 shares of our common stock and substitute stock options to purchase 95,122 shares of our common stock. Additionally, we placed 565,810 shares of our common stock in escrow for the benefit of former stockholders of First Southwest, and 23,774 shares underlying the substitute stock options could be held in escrow, if exercised prior to the applicable release date, and would remain subject to the earnout provisions contained in the Merger Agreement. Additionally, pursuant to our acquisition of First Southwest Holdings, Inc., we agreed that in the event we determine to sell the properties or business of First Southwest or its subsidiaries prior to December 31, 2010 to someone other than one of our affiliates, and such sale does not constitute a change of control (as defined in the Merger Agreement), we will provide notice and allow the former First Southwest stockholders the opportunity to purchase such properties or business in accordance with the terms set forth in the Merger Agreement.

As a result of this acquisition, we had over 500 shareholders of record as of December 31, 2008 and therefore were required to: (i) register our common stock under Section 12(g) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), (ii) file this registration statement on Form 10 and (iii) comply with the periodic reporting requirements of the Exchange Act.

As of December 31, 2008, we had more than $2.9 billion in deposits. The following table summarizes our deposit portfolio as of December 31, 2008 (dollar amounts in thousands).

	December 31, 2008
	West Texas(1)	DFW	Central/South(2)	Other(3)	Total
Demand deposits	$225,785	$208,355	$108,768	$(282,716)	260,192
Now and ATS accounts	213,217	48,106	13,171	(230,741)	43,753
Money market deposit accounts	92,582	219,151	63,768	594,976	970,477
Other savings deposits	64,536	32,650	54,155	—	151,341
Time deposits under $100,000	166,934	57,054	8,180	187	232,355
Time deposit of $100,000 or more	267,223	225,908	74,075	(57)	567,149
Brokered deposits	—	—	—	564,378	564,378
Foreign deposits	—	—	—	136,454	136,454

Total deposits	$1,030,277	$791,224	$322,117	$782,481	$2,926,099

Percentage of total deposits	35.2%	27.0%	11.0%	26.8%	100.0%

(1)	“West Texas” primarily consists of deposits originated in Lubbock, Texas.
(2)	“Central/South” primarily consists of deposits originated in Austin, Texas and San Antonio, Texas.
(3)	“Other” primarily consists of brokered deposits purchased through various intermediaries operating on a national basis and foreign deposits, both of which are managed by our Treasury Management department. Foreign deposits do not originate from foreign sources, and transfers of these funds neither come from nor go to facilities outside the United States.

The following table summarizes our loan portfolio as of December 31, 2008 (dollar amounts in thousands).

	December 31, 2008
	DFW	Central/South(1)	West Texas(2)	Other(3)	Total
Commercial and agricultural	$683,027	$258,069	$321,360	$—	$1,262,456
Lease financing	—	—	—	101,902	101,902
Construction and land development	322,614	180,000	82,706	—	585,320
Real estate	410,392	241,472	187,235	—	839,099
Securities (including margin loans)	799	1,542	495	126,802	129,638
Consumer	25,270	2,900	22,921	—	51,091

Loans, gross	$1,442,102	$683,983	$614,717	$228,704	$2,969,506

Percentage of loans, gross	48.6%	23.0%	20.7%	7.7%	100.0%

(1)	“Central/South” primarily consists of loans originated from Austin, Texas and San Antonio, Texas.
(2)	“West Texas” primarily consists of loans originated from Lubbock, Texas.
(3)	”Other” primarily consists of margin loans held by First Southwest and lease financing.

As of December 31, 2008, we had the following U.S. bank branches:

CITY	BRANCHES	OTHER FACILITIES
Arlington	1 full service
Austin	2 full service; 1 motor
Carrollton	1 full service
Dallas	5 full service
Fort Worth	4 full service
Frisco	1 full service
Lubbock	12 full service; 1 motor	1 Operations Center; 1 Deposit Operations Center
Round Rock	1 full service
San Antonio	2 full service
Weatherford	1 full service

Additionally, we maintain a branch of our bank in the Cayman Islands. We believe that a Cayman Islands branch of our bank enables us to offer more competitive cash management and deposit products to our customers. Our Cayman Islands branch consists of an agented office to facilitate our offering of these products. We opened our Cayman Islands branch in June 2004. All deposits in the Cayman Branch come from U.S. based customers of the Bank. Deposits do not originate from foreign sources, and funds transfers neither come from nor go to facilities outside of the United States. All deposits are in U.S. dollars. As of December 31, 2008, our Cayman Islands deposits totaled approximately $136.5 million.

Business Segments

Operating as a financial services company allows us to seek to diversify risk so that revenue can be generated in a variety of market conditions and it also facilitates cross-selling between our subsidiaries. We operate in three business segments: banking, mortgage origination and financial advisory. For more financial information about each of these business segments, see the section entitled “Financial Information—Management’s Discussion and Analysis of Financial Condition and Results of Operations.” Also see Note 24 in the notes to our consolidated financial statements.

Banking

Our banking segment primarily operates through the Bank and PlainsCapital Leasing, LLC. The Bank has more than 30 locations across Texas in the Austin, Dallas, Fort Worth, Lubbock, San Antonio and Weatherford areas. As of December 31, 2008, our banking segment had approximately $3.9 billion in assets and total deposits of approximately $2.9 billion. As of December 31, 2008, brokered deposits represented approximately 20% of the total deposits of the Bank. The sources for the remainder of our deposits are residents located in the Texas markets we serve.

Business Banking. Our business banking customers primarily consist of agribusiness, energy, health care, institutions of higher education, real estate (including construction and land development), and wholesale/retail trade companies. We provide these customers with extensive banking services such as Internet banking, business check cards and other add-on services as determined on a customer-by-customer basis. Our treasury management services, which are designed to reduce the time, burden and expense of collecting, transferring, disbursing and reporting cash, are also available to our business customers. We offer these business customers lines of credits, equipment loans and leases, letters of credits, agricultural loans, commercial real estate loans and other loan products.

The table below sets forth a distribution of our business loans by type as of December 31, 2008 (dollar amounts in thousands).

	December 31, 2008
	Amount	% of Total Loans
Loans:
Commercial and agricultural	$1,262,456	42.5%
Real estate	839,099	28.3%
Construction and land development	585,320	19.7%
Lease financing	101,902	3.4%

Total business loans	2,788,777	93.9%

All other loans	180,729	6.1%

Total loans	$2,969,506	100.0%

Commercial and agricultural loans are primarily made within our market areas in Texas and are underwritten on the basis of the borrower’s ability to service the debt from income. In general, commercial and agricultural loans involve more credit risk than residential mortgage loans and commercial mortgage loans and, therefore, usually yield a higher return. The increased risk in commercial and agricultural loans results primarily from the type of collateral securing these loans, typically commercial real estate, accounts receivable, equipment and inventory. Additionally, increased risk arises from the expectation that commercial and agricultural loans generally will be serviced principally from the operations of the business, and those operations may not be successful. Historical trends have shown theses types of loans to have higher delinquencies than mortgage loans. As a result of the additional risk and complexity associated with commercial and agricultural loans, such loans require more thorough underwriting and servicing than loans to individuals. To manage these risks, our policy is to attempt to secure commercial and agricultural loans with both the assets of the borrowing business and other additional collateral and guarantees that may be available. In addition, depending on the size of the credit, we actively monitor certain fiscal measures of the borrower, including cash flow, collateral value and other appropriate credit factors. We also have processes in place to analyze and evaluate on a regular basis our exposure to industries, products, market changes and economic trends. Our commercial and agricultural loans generally range in size from $100,000 to $25.0 million.

The Bank also offers term financing on commercial real estate properties that include retail, office, multi-family, industrial, warehouse and non-owner occupied single family residences. Commercial mortgage lending can involve high principal loan amounts, and the repayment of these loans is dependent, in large part, on a borrower’s on-going business operations or on income generated from the properties that are leased to third parties. As a general practice, the Bank requires its commercial mortgage loans to be secured with first lien positions on the underlying property, to generate adequate equity margins, to be serviced by businesses operated by an established management team, and to be guaranteed by the principals of the borrower. The Bank seeks lending opportunities where cash flow from the collateral provides adequate debt service coverage and/or the guarantor’s net worth is comprised of assets other than the project being financed.

The Bank offers construction financing for (i) commercial, retail, office, industrial, warehouse and multi-family developments, (ii) residential developments, and (iii) single family residential properties. Loans to finance these transactions are generally secured by first liens on the underlying real property. The Bank conducts periodic completion inspections, either directly or through an agent, prior to approval of periodic draws on these loans. Construction loans involve additional risks because loan funds are advanced upon the security of a project under construction, and the project is of uncertain value prior to its completion. Because of uncertainties inherent in estimating construction costs, the market value of the completed project and the effects of governmental regulation on real property, it can be difficult to accurately evaluate the total funds required to complete a project and the related loan-to-value ratio. As a result of these uncertainties, construction lending often involves the disbursement of substantial funds with repayment dependent, in part, on the success of the ultimate project rather than the ability of a borrower or guarantor to repay the loan. If the Bank is forced to foreclose on a project prior to completion, it may not be able to recover the entire unpaid portion of the loan. Additionally, it may be required to fund additional amounts to complete a project and may have to hold the property for an indeterminate period of time.

In addition to the real estate lending activities described above, a portion of the bank’s real estate portfolio consists of the origination of single family residential mortgage loans typically collateralized by owner occupied properties located in its market areas. These residential mortgage loans are generally secured by a first lien on the underlying property and have maturities of five years or less. Longer term mortgage financing is provided for certain customers within the Bank’s private banking group. As of December 31, 2008, the Bank had approximately $207.3 million in one-to-four family residential loans, which represented approximately 7% of its total loans.

PlainsCapital Leasing, LLC, a wholly-owned subsidiary of the Bank, provides commercial customers with an alternative to purchasing expensive capital equipment by allowing them to lease capital equipment from us. We have historically leased equipment to customers in the transportation, medical, machine tools, electronics, entertainment and audio/visual industries.

Personal Banking. We offer a broad range of personal banking products and services for individuals. Similar to our business banking operations, we also provide our personal banking customers with a variety of add-on features such as check and credit cards, safe deposit boxes, Internet banking, bill pay, overdraft privilege services, gift cards and access to ATM facilities throughout the United States. We offer a variety of deposit accounts to our personal banking customers including savings, checking, interest-bearing checking, money market and certificates of deposit.

We loan to individuals for personal, family and household purposes, including lines of credit, home improvement loans, home equity loans, credit cards and loans for purchasing and carrying securities. At December 31, 2008, the Bank had approximately $180.7 million of loans for these purposes, which is shown in the table above as “All other loans”.

Our private banking team personally assists high net worth individuals and their families with their banking needs, including depository, credit, asset management, and trust and estate services. We offer trust and asset management services in order to assist these customers in managing, and ultimately transferring, their wealth. Our wealth management services provide personal trust, investment management and employee benefit plan administration services, including estate planning, management and administration, investment portfolio management, employee benefit accounts, and individual retirement accounts.

Mortgage Origination

Our mortgage origination segment operates through a wholly-owned subsidiary of the Bank, PrimeLending. Founded in 1986, PrimeLending is a residential mortgage originator headquartered in Dallas, Texas but licensed to originate and close loans in 47 states. It operates from 93 locations in 17 states, originating a majority of its mortgages from its Texas locations. In addition to the Dallas market, PrimeLending also serves other Texas markets, including Austin, Forth Worth, Houston and San Antonio. The mortgage lending business is subject to seasonality, and the overall demand for mortgage loans is driven largely by the applicable interest rates at any given time.

PrimeLending handles loan processing, underwriting and closings in-house. Mortgage loans originated by PrimeLending are funded through a warehouse line of credit maintained with the Bank. PrimeLending sells substantially all mortgage loans it originates to various investors in the secondary market with servicing released. As these mortgage loans are sold in the secondary market, PrimeLending pays down its warehouse line of credit with the Bank. Loans sold are subject to certain indemnification provisions with investors, including the repurchase of loans sold and the repayment of sales proceeds to investors under certain conditions.

Our mortgage lending underwriting strategy seeks to follow conservative loan policies and underwriting practices, including:

•	granting loans on a sound and collectible basis;

•	obtaining a balance between maximum yield and minimum risk;

•	ensuring that primary and secondary sources of repayment are adequate in relation to the amount of the loan; and

•	ensuring that each loan is properly documented and, if appropriate, insurance coverage is adequate.

The table below sets forth, as of December 31, 2008, the principal amount of mortgage loans originated by PrimeLending offices located in certain of its primary market areas.

	Volume by State
	Loan Amount	Units	Average Balance	Percentage by Volume
Texas	$1,341,075	7,805	$172	59%
California	129,780	511	254	6%
Washington	126,494	511	248	5%
Nevada	120,414	562	214	5%
Colorado	65,385	320	204	3%
Other	500,167	2,924	171	22%

Total	$2,283,315	12,633	$181	100%

In addition to its branch office network, PrimeLending recently completed the formation of PrimeLending Ventures, LLC, which was formed with the objective of establishing various “affiliated business arrangements” to originate residential mortgages for customers of referring business partners and for other customers not associated with business partners. PrimeLending Ventures, LLC became operational during the first quarter of 2009.

Since its inception, PrimeLending has grown from originating approximately $80 million in mortgage loans annually with a staff of 20 individuals to originating approximately $2.3 billion in loans in 2008 with over 1,000 employees. PrimeLending offers a wide array of loan products catering to the specific needs of borrowers, including 30-year and 15-year fixed rate conventional mortgages, adjustable rate mortgages, jumbo loans, FHA and VA loans, relocation programs and refinancing options. Mortgage loans originated by PrimeLending are secured by a first lien on the underlying property. PrimeLending does not originate subprime loans (which we define to be loans to borrowers having a Fair Isaac Corporation (FICO) score lower than 620 or that do not comply with applicable agency or investor-specific underwriting guidelines).

Financial Advisory

Our financial advisory segment operates through First Southwest and Hester Capital. Through these subsidiaries, we serve families, trusts, endowments, foundations and other non-profit entities, retirement plans, public funds, local governments, public agencies, financial institutions and high net worth investors. We provide these customers with a diverse group of services such as investment advisory, investment banking, underwriting, asset management, arbitrage rebate, continuing disclosure and benefit plan services. Prior to December 31, 2008, our financial advisory services were offered primarily through Hester Capital and accounted for approximately 2% of our revenues on a consolidated basis as of December 31, 2008.

First Southwest. With our acquisition of First Southwest, we expect our financial advisory segment to become more significant to our overall operations. First Southwest is a diversified investment banking corporation and a registered broker-dealer with the Securities and Exchange Commission (the “SEC”) and the Financial Industry Regulatory Authority (“FINRA”). It is a leading public financial advisor in the United States and provides underwriting, asset management, arbitrage rebate, continuing disclosure and benefit plan services to local governments and public agencies. First Southwest also provides advisory services to corporations, financial institutions, non-profit entities and high net worth investors. Although it is a diversified investment banking firm, First Southwest’s primary focus is on providing public finance services.

First Southwest was founded in 1946 in Dallas, Texas and employs approximately 370 people and maintains 21 branch offices in Alaska, Arkansas, California, Connecticut, Florida, Massachusetts, New York, North Carolina, Rhode

Island and Texas. As of December 31, 2008, First Southwest maintained more than $60.8 million in equity capital and had more than 1,500 public sector clients. Additionally, as of December 31, 2008, it had consolidated assets of approximately $394.2 million.

First Southwest has five primary lines of business: (i) public finance, (ii) capital markets, (iii) correspondent clearing services, (iv) asset management, and (v) corporate finance.

Public Finance. First Southwest’s public finance group represents its largest department. This group advises cities, counties, school districts, utility districts, tax increment zones, special districts, state agencies and other governmental entities nationwide. In addition, the group provides specialized advisory and investment banking services for airports, convention centers, healthcare institutions, institutions of higher education, housing, industrial development agencies, toll road authorities, and public power and utility providers.

Capital Markets. Through its capital markets group, First Southwest trades and underwrites tax-exempt and taxable fixed income securities and trades equities on an agency basis on behalf of its retail and institutional clients. In addition, First Southwest provides asset and liability management advisory services to community banks through its MC Planning group.

Correspondent Clearing Services. The correspondent clearing services group offers omnibus and fully disclosed clearing services to FINRA member firms for trade executing, clearing and back office services. Services are provided to approximately 60 correspondent firms.

Asset Management. First Southwest Asset Management is a registered investment advisor providing state and local governments with advice and assistance with respect to arbitrage rebate compliance, portfolio management and local government investment pool administration. Specifically, First Southwest Asset Management advises municipalities with respect to the emerging regulations relating to arbitrage rebates. Further, First Southwest Asset Management assists governmental entities with the complexities of investing public funds in the fixed income markets. As an investment adviser registered with the SEC, First Southwest Asset Management promotes cash management-based investment strategies that seek to adhere to the standards imposed by the fiduciary responsibilities of investment officers of public funds. As of December 31, 2008, First Southwest Asset Management served as administrator for local government investment pools totaling approximately $7 billion, investment manager of approximately $7.3 billion in short-term fixed income portfolios of municipal governments, and investment advisor for approximately $5 billion invested by municipal governments.

Corporate Finance. First Southwest’s corporate finance group provides focused and tailored investment banking services to institutions and corporations. These services include capital raising, advisory services and corporate restructuring.

Hester Capital. We acquired a majority interest in Hester Capital in 2003. Hester Capital primarily serves clients in Austin, Dallas and Fort Worth and is a registered investment advisor under the Investment Advisors Act of 1940. It specializes in investment portfolio management services for private clients, including families, trusts and estates; endowments, foundations and other non-profit entities; retirement plans; businesses; and public funds. Hester Capital manages equity, fixed income and balanced portfolios using defined investment objectives and guidelines established with each client. The investment management services offered by Hester Capital involve managing and overseeing investment portfolios containing liquid assets of at least $1.0 million.

Growth and Operating Strategies

Growth Strategy

Our growth strategy in all of our segments is to expand primarily through internal growth with a secondary focus on acquisitions. Internal growth in our banking segment has historically been achieved by taking advantage of opportunities to employ experienced bank leaders and teams who have significant experience in the Texas banking industry. Once we have identified and employed key individuals with experience in a particular market, we then seek to build new branches. Our commitment to find such individuals is not limited to certain geographic market areas. We believe we have been successful in recruiting and plan to continue our efforts to recruit experienced bankers, particularly experienced bankers and lenders who can have an immediate impact on our overall goals such as generating greater internal growth and more specific goals such as increasing assets under management and loan volume through existing relationships. Similarly, we will seek to continue to grow our mortgage origination and financial advisory segments through the recruitment of experienced mortgage loan officers and financial advisory professionals, respectively.

In addition to internal growth, we may pursue strategic acquisitions by which we believe we will be able to obtain a leadership team and structure with significant banking or financial services experience in a market area that will smoothly integrate into and complement our present operational culture. On December 31, 2008, we acquired First Southwest whose markets overlap those of our banking and mortgage origination businesses. We believe this acquisition provides us with financial advisory and investment banking expertise, thus making us a more diversified financial services company with a national platform for future growth.

Operational Strategy

We seek opportunities to centralize our primary operational functions in order to enhance operating efficiencies as well as service quality. Support services are provided from our offices in Lubbock, Texas and our headquarters in Dallas, Texas. These services include, but are not limited to: back office operations, data processing, human resources management, internal compliance and training, legal, marketing and risk management. Additionally, we continue to seek new ways to increase efficiency and reduce costs.

We operate under a strategy that is customer driven, seeking to build and maintain long-term relationships with customers while providing efficient and dependable solutions to our customers’ financial needs. We believe that many of the larger financial institutions in our market area do not emphasize the high level of personalized service that we provide through the Bank to commercial businesses and professional or individual retail customers. Our mortgage banking and financial advisory businesses also seek to distinguish themselves by emphasizing highly personalized service. We entrust our experienced leadership teams with the authority and flexibility to enable us to implement and maintain the most effective solutions for our customers.

Competition

We face significant competition with respect to all of the lending and mortgage origination products and services we offer and geographic markets we serve. Our lending and mortgage origination competitors include commercial banks, savings banks, savings and loan associations, credit unions, finance companies, pension trusts, mutual funds, insurance companies, mortgage bankers and brokers, brokerage and investment banking firms, asset-based non-bank lenders, government agencies and certain other non-financial institutions. Competition for deposits and in providing lending and mortgage origination products and services to businesses in our market area is intense and pricing is important. Additionally, other factors encountered in competing for savings deposits are convenient office locations and rates offered. Direct competition for savings deposits also comes from other commercial bank and thrift institutions, money market mutual funds and corporate and government securities which may offer more attractive rates than insured depository institutions are willing to pay. Competition for loans includes such additional factors as interest rate, loan origination fees and the range of services offered by the provider.

We also face significant competition for financial advisory services on a number of factors such as price, perceived expertise, range of services, and local presence. Our financial advisory business competes directly with numerous other financial advisory and investment banking firms, broker-dealers and banks, including large national and major regional firms and smaller niche companies, some of whom are not broker dealers and, therefore, not subject to the broker dealer regulatory framework. Many of our competitors have substantially greater financial resources, lending limits and larger branch networks than we do, and offer a broader range of products and services.

Employees

As of December 31, 2008, we had approximately 1,920 full-time equivalent employees. None of our employees is represented by any collective bargaining unit or a party to any collective bargaining agreement.

Government Supervision and Regulation

General

Plains Capital, the Bank, PrimeLending, First Southwest and many of our other non-banking subsidiaries are subject to extensive regulation under federal and state laws. The regulatory framework is intended primarily for the protection of customers and clients of our financial advisory services, depositors, the insurance funds of the Federal Deposit Insurance Corporation (the “FDIC”) and the Securities Investor Protection Corporation (“SIPC”) and the banking system as a whole, and not for the protection of the bank holding company stockholders or creditors. In many cases, the applicable regulatory authorities have broad enforcement power over bank holding companies and banks including the power to impose substantial fines and other penalties for violations of laws and regulations. The following discussion describes the material elements of the regulatory framework that applies to us and our subsidiaries. References in this registration statement on Form 10 to applicable statutes and regulations are brief summaries thereof, do not purport to be complete, and are qualified in their entirety by reference to such statutes and regulations.

Privacy. Under the Gramm-Leach-Bliley Act, financial institutions are required to disclose their policies for collecting and protecting confidential information. Customers generally may prevent financial institutions from sharing nonpublic personal financial information with nonaffiliated third parties except under narrow circumstances, such as the processing of transactions requested by the consumer or when the financial institution is jointly sponsoring a product or service with a nonaffiliated third party. Additionally, financial institutions generally may not disclose consumer account numbers to any nonaffiliated third party for use in telemarketing, direct mail marketing or other marketing to consumers. Plains Capital and all of its subsidiaries have established policies and procedures to assure compliance with all privacy provisions of the Gramm-Leach-Bliley Act.

Governmental Monetary Policies. Our earnings are affected by domestic economic conditions and the monetary and fiscal policies of the United States government and its agencies. The monetary policies of the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”) have had, and are likely to continue to have, an important impact on the operating results of commercial banks through its power to implement national monetary policy in order, among other things, to curb inflation or combat a recession. The monetary policies of the Federal Reserve Board affect the levels of bank loans, investments and deposits through its control over the issuance of United States government securities, its regulation of the discount rate applicable to member banks and its influence over reserve requirements to which member banks are subject. We cannot predict the nature or impact of future changes in monetary and fiscal policies.

Proposed Legislation and Regulatory Action. New regulations and statutes are regularly proposed that contain wide-ranging proposals for altering the structures, regulations and competitive relationships of financial institutions operating and doing business in the United States. For instance, on June 17, 2009, President Barack Obama laid out a comprehensive regulatory reform plan aiming to modernize and protect the integrity of the U.S. financial system. Among other things, President Obama’s plan contemplates increased supervision and higher capital requirements for financial institutions. We cannot predict whether or in what form any proposed regulation or statute will be adopted or the extent to which our business may be affected by any new regulation or statute.

Plains Capital Corporation

Plains Capital is a legal entity separate and distinct from the Bank and its other subsidiaries. Plains Capital is a financial holding company pursuant to the Gramm-Leach-Bliley Act and a bank holding company registered under the BHC Act. Accordingly, it is subject to supervision, regulation and examination by the Federal Reserve Board. The Gramm-Leach-Bliley Act, the BHC Act and other federal laws subject financial and bank holding companies to particular restrictions on the types of activities in which they may engage, and to a range of supervisory requirements and activities, including regulatory enforcement actions for violations of laws and regulations.

Regulatory Restrictions on Dividends; Source of Strength. It is the policy of the Federal Reserve Board that bank holding companies should pay cash dividends on common stock only out of income available over the past year and only if prospective earnings retention is consistent with the organization’s expected future needs and financial condition. The policy provides that bank holding companies should not maintain a level of cash dividends that undermines the bank holding company’s ability to serve as a source of strength to its banking subsidiaries.

Under Federal Reserve Board policy, a bank holding company is expected to act as a source of financial strength to each of its banking subsidiaries and commit resources to their support. Such support may be required at times when, absent this Federal Reserve Board policy, a holding company may not be inclined to provide it. As discussed below, a bank holding company, in certain circumstances, could be required to guarantee the capital plan of an undercapitalized banking subsidiary.

Scope of Permissible Activities. Under the BHC Act, Plains Capital generally may not acquire a direct or indirect interest in or control of more than 5% of the voting shares of any company that is not a bank or bank holding company. Additionally, the BHC Act may prohibit Plains Capital from engaging in activities other than those of banking, managing or controlling banks or furnishing services to or performing services for its subsidiaries, except that it may engage in, directly or indirectly, certain activities that the Federal Reserve Board has determined to be closely related to banking or managing and controlling banks as to be a proper incident thereto. In approving acquisitions or the addition of activities, the Federal Reserve Board considers, among other things, whether the acquisition or the additional activities can reasonably be expected to produce benefits to the public, such as greater convenience, increased competition, or gains in efficiency, that outweigh such possible adverse effects as undue concentration of resources, decreased or unfair competition, conflicts of interest or unsound banking practices.

Notwithstanding the foregoing, the Gramm-Leach-Bliley Act, effective March 11, 2000, eliminated the barriers to affiliations among banks, securities firms, insurance companies and other financial service providers and permits bank holding companies to become financial holding companies and thereby affiliate with securities firms and insurance companies and engage in other activities that are financial in nature. The Gramm-Leach- Bliley Act defines “financial in nature” to include securities underwriting, dealing and market making; sponsoring mutual funds and investment companies; insurance underwriting and agency; merchant banking activities; and activities that the Federal Reserve Board has determined to be closely related to banking. No regulatory approval will be required for a financial holding company to acquire a company, other than a bank or savings association, engaged in activities that are financial in nature or incidental to activities that are financial in nature, as determined by the Federal Reserve Board.

Under the Gramm-Leach-Bliley Act, a bank holding company may become a financial holding company by filing a declaration with the Federal Reserve Board if each of its subsidiary banks is “well capitalized” under the Federal Deposit Insurance Corporation Improvement Act prompt corrective action provisions, is well managed, and has at least a satisfactory rating under the Community Reinvestment Act of 1977. Plains Capital became a financial holding company on March 23, 2000.

While the Federal Reserve Board is the “umbrella” regulator for financial holding companies and has the power to examine banking organizations engaged in new activities, regulation and supervision of activities which are financial in nature or determined to be incidental to such financial activities will be handled along functional lines. Accordingly, activities of subsidiaries of a financial holding company will be regulated by the agency or authorities with the most experience regulating that activity as it is conducted in a financial holding company. First Southwest, for example, is primarily regulated by FINRA.

Safe and Sound Banking Practices. Bank holding companies are not permitted to engage in unsafe and unsound banking practices. The Federal Reserve Board’s Regulation Y, for example, generally requires a holding company to give the Federal Reserve Board prior notice of any redemption or repurchase of its equity securities, if the consideration to be paid, together with the consideration paid for any repurchases or redemptions in the preceding year, is equal to 10% or more of the company’s consolidated net worth. The Federal Reserve Board may oppose the transaction if it believes that the transaction would constitute an unsafe or unsound practice or would violate any law or regulation. Depending upon the circumstances, the Federal Reserve Board could take the position that paying a dividend would constitute an unsafe or unsound banking practice.

The Federal Reserve Board has broad authority to prohibit activities of bank holding companies and their nonbanking subsidiaries that represent unsafe and unsound banking practices or that constitute violations of laws or regulations, and can assess civil money penalties for certain activities conducted on a knowing and reckless basis, if those activities caused a substantial loss to a depository institution. The penalties can be as high as $1.0 million for each day the activity continues.

Anti-Tying Restrictions. Bank holding companies and their affiliates are prohibited from tying the provision of certain services, such as extensions of credit, to other services offered by a holding company or its affiliates.

Capital Adequacy Requirements. The Federal Reserve Board has adopted a system using risk-based capital guidelines to evaluate the capital adequacy of bank holding companies. Under the guidelines, a risk weight factor of 0% to 100% is assigned to each category of assets based generally on the perceived credit risk of the asset class. The risk weights are then multiplied by the corresponding asset balances to determine a “risk weighted” asset base. At least half of the risk based capital must consist of core (Tier 1) capital, which is comprised of:

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common stockholders’ equity (includes common stock and any related surplus, undivided profits, disclosed capital reserves that represent a segregation of undivided profits, and foreign currency translation adjustments, excluding changes in other comprehensive income (loss));

•	certain noncumulative perpetual preferred stock and related surplus; and

•	minority interests in the equity capital accounts of consolidated subsidiaries, and excludes goodwill and various intangible assets.

The remainder, supplementary (Tier 2) capital, may consist of:

•	allowance for loan losses, up to a maximum of 1.25% of risk weighted assets;

•	certain perpetual preferred stock and related surplus;

•	hybrid capital instruments;

•	perpetual debt;

•	mandatory convertible debt securities;

•	term subordinated debt;

•	intermediate term preferred stock; and

•	certain unrealized holding gains on equity securities.

“Total risk based capital” is determined by combining core capital and supplementary capital. The guidelines require a minimum ratio of total capital to total risk-weighted assets of 8.0% (of which at least 4.0% is required to consist of Tier 1 capital elements). Total capital is the sum of Tier 1 and Tier 2 capital. As of December 31, 2008, Plains Capital’s ratio of Tier 1 capital to total risk-weighted assets was 12.8% and its ratio of total capital to total risk-weighted assets was 14.5%.

In addition to the risk-based capital guidelines, the Federal Reserve Board uses a leverage ratio as an additional tool to evaluate the capital adequacy of bank holding companies. The leverage ratio is a company’s Tier 1 capital divided by its average total consolidated assets. Certain highly rated bank holding companies may maintain a minimum leverage ratio of 3.0%, but other bank holding companies are required to maintain a leverage ratio of 4.0%. As of December 31, 2008, Plains Capital’s leverage ratio was 12.7%.

The federal banking agencies’ risk-based and leverage ratios are minimum supervisory ratios generally applicable to banking organizations that meet certain specified criteria, assuming that they have the highest regulatory rating. Banking organizations not meeting these criteria are expected to operate with capital positions well above the minimum ratios. The federal bank regulatory agencies may set capital requirements for a particular banking organization that are higher than the minimum ratios when circumstances warrant. Federal Reserve Board guidelines also provide that banking organizations experiencing internal growth or making acquisitions will be expected to maintain strong capital positions substantially above the minimum supervisory levels, without significant reliance on intangible assets.

Imposition of Liability for Undercapitalized Subsidiaries. Bank regulators are required to take “prompt corrective action” to resolve problems associated with insured depository institutions whose capital declines below certain levels. In the event an institution becomes “undercapitalized,” it must submit a capital restoration plan. The capital restoration plan will not be accepted by the regulators unless each company having control of the undercapitalized institution guarantees the subsidiary’s compliance with the capital restoration plan up to a certain specified amount. Any such guarantee from a depository institution’s holding company is entitled to a priority of payment in bankruptcy.

The aggregate liability of the holding company of an undercapitalized bank is limited to the lesser of 5% of the institution’s assets at the time it became undercapitalized or the amount necessary to cause the institution to be “adequately capitalized.” The bank regulators have greater power in situations where an institution becomes “significantly” or “critically” undercapitalized or fails to submit a capital restoration plan. For example, a bank holding company controlling such an institution can be required to obtain prior Federal Reserve Board approval of proposed dividends, or might be required to consent to a consolidation or to divest the troubled institution or other affiliates.

Acquisitions by Bank Holding Companies. The BHC Act requires every bank holding company to obtain the prior approval of the Federal Reserve Board before it may acquire all or substantially all of the assets of any bank, or ownership or control of any voting shares of any bank, if after such acquisition it would own or control, directly or indirectly, more than 5% of the voting shares of such bank. In approving bank acquisitions by bank holding companies, the Federal Reserve Board is required to consider, among other things, the financial and managerial resources and future prospects of the bank holding company and the banks concerned, the convenience and needs of the communities to be served, and various competitive factors.

Control Acquisitions. The Change in Bank Control Act prohibits a person or group of persons from acquiring “control” of a bank holding company unless the Federal Reserve Board has been notified and has not objected to the transaction. Under a rebuttable presumption established by the Federal Reserve Board, the acquisition of 10% or more of a class of voting stock of a bank holding company with a class of securities registered under Section 12 of the Exchange Act would, under the circumstances set forth in the presumption, constitute acquisition of control of such company.

In addition, any entity is required to obtain the approval of the Federal Reserve Board under the BHC Act before acquiring 25% (5% in the case of an acquiror that is a bank holding company) or more of the outstanding common stock of Plains Capital, or otherwise obtaining control or a “controlling influence” over Plains Capital.

Emergency Economic Stabilization Act of 2008. The U.S. Congress, the U.S. Treasury Department and the federal banking regulators have taken broad action since early September 2008 to address volatility in the U.S. banking system. The EESA authorizes the U.S. Treasury Department to purchase from financial institutions and their holding companies up to $700 billion in mortgage loans, MBS and certain other financial instruments, including debt and equity securities issued by financial institutions and their holding companies in a troubled asset relief program (“TARP”). The stated purpose of TARP is to restore confidence and stability to the U.S. banking system and to encourage financial institutions to increase their lending to customers and to each other. The U.S. Treasury Department has allocated $250 billion towards the TARP Capital Purchase Program. Under the TARP Capital Purchase Program, the U.S. Treasury Department will purchase debt or equity securities from eligible participating institutions. The TARP also will include direct purchases or guarantees of troubled assets of financial institutions. On December 19, 2008, we sold 87,631 shares of our Series A Preferred Stock and a warrant to purchase 4,382 shares of our Series B Preferred Stock to the U.S. Treasury Department for approximately $87.6 million pursuant to the TARP Capital Purchase Program. The U.S. Treasury Department immediately exercised its warrant on December 19, 2008, and we issued the underlying shares of Series B Preferred Stock to the U.S. Treasury Department. As a participant in the TARP Capital Purchase Program, we are subject to executive compensation limits and other restrictions and are encouraged to expand our lending and mortgage loan modifications. For a description of these limits and restrictions, see the section entitled “Executive Compensation – Compensation Discussion and Analysis – TARP Capital Purchase Program.”

The EESA also increased FDIC deposit insurance on most accounts from $100 thousand to $250 thousand. This increase is in place until December 31, 2009 and is not covered by deposit insurance premiums paid by the banking industry. Following a systemic risk determination, the FDIC established its Temporary Liquidity Guarantee Program (“TLGP”) in October 2008. Under the final rule for the TLGP, there are two parts to the program: the Debt Guarantee Program (“DGP”) and the Transaction Account Guarantee Program (“TAGP”). Eligible entities continue to participate unless they opted out on or before December 5, 2008. For the DGP, eligible entities are generally U.S. bank holding companies, savings and loan holding companies, and FDIC-insured institutions. Under the DGP, the FDIC guarantees senior unsecured debt of an eligible entity issued on or after October 14, 2008 and not later than June 30, 2009. The guarantee is effective through the earlier of the maturity date or June 30, 2012. The DGP coverage limit is generally 125% of the eligible entity’s eligible debt outstanding on September 30, 2008 and scheduled to mature on or before June 30, 2009. Assessments for participating in the DGP are 50 basis points (annualized) for covered debt outstanding that matures between 31-180 days, 75 basis points (annualized) for covered debt outstanding that matures between 181 days and 364 days and 100 basis points (annualized) for covered debt outstanding that matures after 365 days. The FDIC’s debt guarantee will generally expire at the earlier to occur of the maturity of the covered debt or June 30, 2012. An insured depository institution can, with prior written notice to and no objection from the FDIC, increase its own senior unsecured indebtedness that is guaranteed by using part of its parent’s limit. In the event an insured depository institution were to do so, however, the debt guarantee limit of the holding company would be reduced by the amount of guaranteed debt that the subsidiary issued over its limit. Plains Capital and the Bank have opted to participate in the DGP. For the TAGP, eligible entities are FDIC-insured institutions. Under the TAGP, the FDIC provided unlimited deposit insurance coverage through December 31, 2009 for noninterest-bearing transaction accounts (typically business checking accounts) and certain funds swept into noninterest-bearing savings accounts, as well as negotiable order of withdrawal accounts with interest rates no higher than 0.5% and Interest on Lawyers Trust Accounts. Participating institutions pay an assessment of 10 basis points (annualized) on the balance of each covered account in excess of $250,000 during the period from November 13, 2008 through December 31, 2009. The Bank participates in the TAGP.

American Recovery and Reinvestment Act of 2009. The ARRA was enacted on February 17, 2009. The ARRA includes a wide variety of programs intended to stimulate the U.S. economy and provide for extensive infrastructure, energy, health, and education needs. In addition, the ARRA imposes certain new executive compensation and corporate governance obligations on all current and future TARP recipients, including Plains Capital, until the institution has redeemed the preferred stock issued to the U.S. Treasury Department, which TARP recipients are now permitted to do under the ARRA without regard to the three year holding period and without the need to raise new capital, subject to approval of its primary federal regulator. The executive compensation restrictions under the ARRA are more stringent than those currently in effect under the TARP Capital Purchase Program, but it is unclear how these executive compensation standards will relate to the similar standards recently announced by the U.S. Treasury Department, or whether the standards will be considered effective immediately or only after implementing regulations issued by the U.S. Treasury Department. For a detailed description of these restrictions, see the section entitled “Executive Compensation – Compensation Discussion and Analysis – TARP Capital Purchase Program.”

The ARRA also sets forth additional corporate governance obligations for TARP recipients, including requirements for the Secretary to establish standards that provide for semi-annual meetings of compensation committees of the board of directors to discuss and evaluate employee compensation plans in light of an assessment of any risk posed from such compensation plans. TARP recipients are further required by the ARRA to have in place company-wide policies regarding excessive or luxury expenditures, permit non-binding stockholder “say-on-pay” proposals to be included in proxy materials, as well as require written certifications by the chief executive officer and chief financial officer with respect to compliance. The Secretary is required to promulgate regulations to implement the executive compensation and certain corporate governance provisions detailed in the ARRA.

PlainsCapital Bank

The Bank is subject to various requirements and restrictions under the laws of the United States, and to regulation, supervision and regular examination by the Texas Department of Banking. The Bank, as a state member bank is also subject to regulation and examination by the Federal Reserve Board. The Bank is also an insured depository institution and, therefore, subject to regulation by the FDIC, although the Federal Reserve Board is the Bank’s primary federal regulator. The Federal Reserve Board, the Texas Department of Banking and the FDIC have the power to enforce compliance with applicable banking statutes and regulations. Such requirements and restrictions include requirements to maintain reserves against deposits, restrictions on the nature and amount of loans that may be made and the interest that may be charged thereon and restrictions relating to investments and other activities of the Bank.

Restrictions on Transactions with Affiliates. Transactions between the Bank and its nonbanking affiliates, including Plains Capital, are subject to Section 23A of the Federal Reserve Act. In general, Section 23A imposes limits on the amount of such transactions, and also requires certain levels of collateral for loans to affiliated parties. It also limits the amount of advances to third parties that are collateralized by the securities or obligations of Plains Capital or its subsidiaries.

Affiliate transactions are also subject to Section 23B of the Federal Reserve Act which generally requires that certain transactions between the Bank and its affiliates be on terms substantially the same, or at least as favorable to the Bank, as those prevailing at the time for comparable transactions with or involving other nonaffiliated persons. The Federal Reserve has also issued Regulation W which codifies prior regulations under Sections 23A and 23B of the Federal Reserve Act and interpretive guidance with respect to affiliate transactions.

Loans to Insiders. The restrictions on loans to directors, executive officers, principal stockholders and their related interests (collectively referred to herein as “insiders”) contained in the Federal Reserve Act and Regulation O apply to all insured institutions and their subsidiaries and holding companies. These restrictions include limits on loans to one borrower and conditions that must be met before such a loan can be made. There is also an aggregate limitation on all loans to insiders and their related interests. These loans cannot exceed the institution’s total unimpaired capital and surplus, and the Federal Reserve Board may determine that a lesser amount is appropriate. Insiders are subject to enforcement actions for knowingly accepting loans in violation of applicable restrictions.

Restrictions on Distribution of Subsidiary Bank Dividends and Assets. Dividends paid by the Bank have provided a substantial part of Plains Capital’s operating funds and for the foreseeable future it is anticipated that dividends paid by the Bank to Plains Capital will continue to be Plains Capital’s principal source of operating funds. Capital adequacy requirements serve to limit the amount of dividends that may be paid by the Bank. Pursuant to the Texas Finance Code, a Texas banking association may not pay a dividend that would reduce its outstanding capital and surplus unless it obtains the prior approval of the Texas Banking Commissioner. Additionally, the FDIC and the Federal Reserve Board have the authority to prohibit Texas state banks from paying a dividend when they determine the dividend would be an unsafe or unsound banking practice. As a member of the Federal Reserve System, the Bank must also comply with the dividend restrictions with which a national bank would be required to comply. Those provisions are generally similar to those imposed by the State of Texas. Among other things, the federal restrictions require that if losses have at any time been sustained by a bank equal to or exceeding its undivided profits then on hand, no dividend may be paid.

In the event of a liquidation or other resolution of an insured depository institution, the claims of depositors and other general or subordinated creditors are entitled to a priority of payment over the claims of holders of any obligation of the institution to its stockholders, including any depository institution holding company (such as Plains Capital) or any stockholder or creditor thereof.

Branching. The establishment of a branch must be approved by the Texas Department of Banking and the Federal Reserve Board, which consider a number of factors, including financial history, capital adequacy, earnings prospects, character of management, needs of the community and consistency with corporate powers.

Interstate Branching. Effective June 1, 1997, the Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994 amended the Federal Deposit Insurance Act and certain other statutes to permit state and national banks with different home states to merge across state lines, with approval of the appropriate federal banking agency, unless the home state of a participating bank had passed legislation prior to May 31, 1997 expressly prohibiting interstate mergers. Under the Riegle-Neal Act amendments, once a state or national bank has established branches in a state, that bank may establish and acquire additional branches at any location in the state at which any bank involved in the interstate merger transaction could have established or acquired branches under applicable federal or state law. If a state opts out of interstate branching within the specified time period, no bank in any other state may establish a branch in the state which has opted out, whether through an acquisition or de novo.

Prompt Corrective Action. The Federal Deposit Insurance Corporation Improvement Act of 1991 establishes a system of prompt corrective action to resolve the problems of undercapitalized financial institutions. Under this system, the federal banking regulators have established five capital categories (“well capitalized,” “adequately capitalized,” “undercapitalized,” “significantly undercapitalized” and “critically undercapitalized”) in which all institutions are placed. Federal banking regulators are required to take various mandatory supervisory actions and are authorized to take other discretionary actions with respect to institutions in the three undercapitalized categories. The severity of the action depends upon the capital category in which the institution is placed. Generally, subject to a narrow exception, the banking regulator must appoint a receiver or conservator for an institution that is critically undercapitalized. The federal banking agencies have specified by regulation the relevant capital level for each category.

An institution that is categorized as undercapitalized, significantly undercapitalized or critically undercapitalized is required to submit an acceptable capital restoration plan to its appropriate federal banking agency. A bank holding company must guarantee that a subsidiary depository institution meets its capital restoration plan, subject to various limitations. The controlling holding company’s obligation to fund a capital restoration plan is limited to the lesser of 5% of an undercapitalized subsidiary’s assets at the time it became undercapitalized or the amount required to meet regulatory capital requirements. An undercapitalized institution is also generally prohibited from increasing its average total assets, making acquisitions, establishing any branches or engaging in any new line of business, except under an accepted capital restoration plan or with FDIC approval. The regulations also establish procedures for downgrading an institution to a lower capital category based on supervisory factors other than capital.

FDIC Insurance Assessments. The FDIC has adopted a risk-based assessment system for insured depository institutions that takes into account the risks attributable to different categories and concentrations of assets and liabilities. The system assigns an institution to one of three capital categories: (1) “well capitalized;” (2) “adequately capitalized;” and (3) “undercapitalized.” These three categories are substantially similar to the prompt corrective action categories described above, with the “undercapitalized” category including institutions that are undercapitalized, significantly undercapitalized and critically undercapitalized for prompt corrective action purposes. The FDIC also assigns an institution to one of three supervisory subgroups based on a supervisory evaluation that the institution’s primary federal regulator provides to the FDIC and information that the FDIC determines to be relevant to the institution’s financial condition and the risk posed to the deposit insurance funds. The FDIC may terminate its insurance of deposits if it finds that the institution has engaged in unsafe and unsound practices, is in an unsafe or unsound condition to continue operations, or has violated any applicable law, regulation, rule, order or condition imposed by the FDIC.

On May 22, 2009, the FDIC announced that it will levy a special assessment on insured institutions as part of its effort to rebuild the FDIC deposit insurance fund. The special assessment will equal five basis points on each FDIC-insured depository institution’s assets, minus its Tier 1 capital, as of June 30, 2009. The special assessment will be collected September 30, 2009. The Chairman of the FDIC has also indicated that an additional special assessment may be necessary in the fourth quarter of 2009.

Community Reinvestment Act. The Community Reinvestment Act requires, in connection with examinations of financial institutions, that federal banking regulators (in the Bank’s case, the Federal Reserve Board) evaluate the record of each financial institution in meeting the credit needs of its local community, including low and moderate-income neighborhoods. These facts are also considered in evaluating mergers, acquisitions and applications to open a branch or facility. Failure to adequately meet these criteria could impose additional requirements and limitations on the Bank. Additionally, the Bank must publicly disclose the terms of various Community Reinvestment Act-related agreements. The Bank received “satisfactory” CRA ratings from the Federal Reserve Board at its last completed examination in October 2006.

Other Regulations. Interest and other charges collected or contracted for by the Bank are subject to state usury laws and federal laws concerning interest rates.

Federal Laws Applicable to Credit Transactions. The loan operations of the Bank are also subject to federal laws applicable to credit transactions, such as the:

•	Truth-In-Lending Act, governing disclosures of credit terms to consumer borrowers;

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Home Mortgage Disclosure Act of 1975, requiring financial institutions to provide information to enable the public and public officials to determine whether a financial institution is fulfilling its obligation to help meet the housing needs of the community it serves;

•	Equal Credit Opportunity Act, prohibiting discrimination on the basis of race, creed or other prohibited factors in extending credit;

•	Fair Credit Reporting Act of 1978, governing the use and provision of information to credit reporting agencies;

•	Fair Debt Collection Act, governing the manner in which consumer debts may be collected by collection agencies;

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Servicemembers Civil Relief Act, which amended the Soldiers’ and Sailors’ Civil Relief Act of 1940, governing the repayment terms of, and property rights underlying, secured obligations of persons in military service; and

•	the rules and regulations of the various federal agencies charged with the responsibility of implementing these federal laws.

Federal Laws Applicable to Deposit Operations. The deposit operations of the Bank are subject to:

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Right to Financial Privacy Act, which imposes a duty to maintain confidentiality of consumer financial records and prescribes procedures for complying with administrative subpoenas of financial records; and

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Electronic Funds Transfer Act and Regulation E issued by the Federal Reserve Board to implement that act, which govern automatic deposits to and withdrawals from deposit accounts and customers’ rights and liabilities arising from the use of automated teller machines and other electronic banking services.

Capital Requirements. The Federal Reserve Board and the Texas Department of Banking monitor the capital adequacy of the Bank by using a combination of risk based guidelines and leverage ratios. The agencies consider the Bank’s capital levels when taking action on various types of applications and when conducting supervisory activities related to the safety and soundness of individual banks and the banking system.

Under the regulatory capital guidelines, the Bank must maintain a total risk based capital to risk weighted assets ratio of at least 8.0%, a Tier 1 capital to risk weighted assets ratio of at least 4.0%, and a Tier 1 capital to adjusted total assets ratio of at least 4.0% (3.0% for banks receiving the highest examination rating) to be considered “adequately capitalized.” See the discussion below under “The FDIC Improvement Act.”

FIRREA. The Financial Institutions Reform, Recovery and Enforcement Act of 1989, or FIRREA, includes various provisions that affect or may affect the Bank. Among other matters, FIRREA generally permits bank holding companies to acquire healthy thrifts as well as failed or failing thrifts. FIRREA removed certain cross marketing prohibitions previously applicable to thrift and bank subsidiaries of a common holding company. Furthermore, a multi-bank holding company may now be required to indemnify the federal deposit insurance fund against losses it incurs with respect to such company’s affiliated banks, which in effect makes a bank holding company’s equity investments in healthy bank subsidiaries available to the FDIC to assist such company’s failing or failed bank subsidiaries.

In addition, pursuant to FIRREA, any depository institution that has been chartered less than two years, is not in compliance with the minimum capital requirements of its primary federal banking regulator, or is otherwise in a troubled condition must notify its primary federal banking regulator of the proposed addition of any person to its board of directors or the employment of any person as a senior executive officer of the institution at least 30 days before such addition or employment becomes effective. During such 30 day period, the applicable federal banking regulatory agency may disapprove of the addition of or employment of such director or officer. The Bank is not subject to any such requirements.

FIRREA also expanded and increased civil and criminal penalties available for use by the appropriate regulatory agency against certain “institution affiliated parties” primarily including: (i) management, employees and agents of a financial institution; (ii) independent contractors such as attorneys and accountants and others who participate in the conduct of the financial institution’s affairs and who caused or are likely to cause more than minimum financial loss to or a significant adverse affect on the institution, who knowingly or recklessly violate a law or regulation, breach a fiduciary duty or engage in unsafe or unsound practices. Such practices can include the failure of an institution to timely file required reports or the submission of inaccurate reports. Furthermore, FIRREA authorizes the appropriate banking agency to issue cease and desist orders that may, among other things, require affirmative action to correct any harm resulting from a violation or practice, including restitution, reimbursement, indemnifications or guarantees against loss. A financial institution may also be ordered to restrict its growth, dispose of certain assets or take other action as determined by the ordering agency to be appropriate.

The FDIC Improvement Act. The Federal Deposit Insurance Corporation Improvement Act of 1991, or FDICIA, made a number of reforms addressing the safety and soundness of the deposit insurance system, supervision of domestic and foreign depository institutions, and improvement of accounting standards. This statute also limited deposit insurance coverage, implemented changes in consumer protection laws and provided for least cost resolution and prompt regulatory action with regard to troubled institutions.

FDICIA requires every bank with total assets in excess of $500 million to have an annual independent audit made of the bank’s financial statements by a certified public accountant to verify that the financial statements of the bank are presented in accordance with generally accepted accounting principles and comply with such other disclosure requirements as prescribed by the FDIC.

FDICIA also places certain restrictions on activities of banks depending on their level of capital. FDICIA divides banks into five different categories, depending on their level of capital. Under regulations adopted by the FDIC, a bank is deemed to be “well capitalized” if it has a total Risk-Based Capital Ratio of 10.0% or more, a Tier 1 Capital Ratio of 6.0% or more and a Leverage Ratio of 5.0% or more, and the bank is not subject to an order or capital directive to meet and maintain a certain capital level. Under such regulations, a bank is deemed to be “adequately capitalized” if it has a total Risk-Based Capital Ratio of 8.0% or more, a Tier 1 Capital Ratio of 4.0% or more and a Leverage Ratio of 4.0% or more (unless it receives the highest composite rating at its most recent examination and is not experiencing or anticipating significant growth, in which instance it must maintain a Leverage Ratio of 3.0% or more). Under such regulations, a bank is deemed to be “undercapitalized” if it has a total Risk-Based Capital Ratio of less than 8.0%, a Tier 1 Capital Ratio of less than 4.0% or a Leverage Ratio of less than 4.0%. Under such regulations, a bank is deemed to be “significantly undercapitalized” if it has a Risk-Based Capital Ratio of less than 6.0%, a Tier 1 Capital Ratio of less than 3.0% and a Leverage Ratio of less than 3.0%. Under such regulations, a bank is deemed to be “critically undercapitalized” if it has a Leverage Ratio of less than or equal to 2.0%. In addition, the FDIC has the ability to downgrade a bank’s classification (but not to “critically undercapitalized”) based on other considerations even if the bank meets the capital guidelines. According to these guidelines, the Bank was classified as “well capitalized” as of December 31, 2008.

In addition, if a bank is classified as “undercapitalized,” the bank is required to submit a capital restoration plan to the federal banking regulators. Pursuant to FDICIA, an “undercapitalized” bank is prohibited from increasing its assets, engaging in a new line of business, acquiring any interest in any company or insured depository institution, or opening or acquiring a new branch office, except under certain circumstances, including the acceptance by the federal banking regulators of a capital restoration plan for the bank.

Furthermore, if a bank is classified as “undercapitalized,” the federal banking regulators may take certain actions to correct the capital position of the bank; if a bank is classified as “significantly undercapitalized” or “critically undercapitalized,” the federal banking regulators would be required to take one or more prompt corrective actions. These actions would include, among other things, requiring: sales of new securities to bolster capital, improvements in management, limits on interest rates paid, prohibitions on transactions with affiliates, termination of certain risky activities and restrictions on compensation paid to executive officers. If a bank is classified as “critically undercapitalized,” FDICIA requires the bank to be placed into conservatorship or receivership within 90 days, unless the federal banking regulators determines that other action would better achieve the purposes of FDICIA regarding prompt corrective action with respect to undercapitalized banks.

The capital classification of a bank affects the frequency of examinations of the bank and impacts the ability of the bank to engage in certain activities and affects the deposit insurance premiums paid by such bank. Under FDICIA, the federal banking regulators are required to conduct a full-scope, on-site examination of every bank at least once every 12 months. An exception to this rule is made, however, that provides that banks (i) with assets of less than $100 million, (ii) are categorized as “well capitalized,” (iii) were found to be well managed and its composite rating was outstanding and (iv) has not been subject to a change in control during the last 12 months, need only be examined once every 18 months.

Brokered Deposits. Under FDICIA, banks may be restricted in their ability to accept brokered deposits, depending on their capital classification. “Well capitalized” banks are permitted to accept brokered deposits, but all banks that are not “well capitalized” are not permitted to accept such deposits. The FDIC may, on a case-by-case basis, permit banks that are “adequately capitalized” to accept brokered deposits if the FDIC determines that acceptance of such deposits would not constitute an unsafe or unsound banking practice with respect to the bank. As previously mentioned, the Bank is currently “well capitalized” and therefore is not subject to any limitations with respect to its brokered deposits.

Federal Limitations on Activities and Investments. The equity investments and activities as a principal of FDIC-insured state-chartered banks are generally limited to those that are permissible for national banks. Under regulations dealing with equity investments, an insured state bank generally may not directly or indirectly acquire or retain any equity investment of a type, or in an amount, that is not permissible for a national bank.

Check Clearing for the 21st Century Act. The Check Clearing for the 21st Century Act, also known as Check 21, gives “substitute checks,” such as a digital image of a check and copies made from that image, the same legal standing as the original paper check.

Federal Home Loan Bank System. The Federal Home Loan Bank, or FHLB, system, of which the Bank is a member, consists of 12 regional FHLBs governed and regulated by the Federal Housing Finance Board, or FHFB. The FHLBs serve as reserve or credit facilities for member institutions within their assigned regions. They are funded primarily from proceeds derived from the sale of consolidated obligations of the FHLB system. They make loans (i.e., advances) to members in accordance with policies and procedures established by the FHLB and the Boards of directors of each regional FHLB.

As a system member, the Bank is entitled to borrow from the FHLB of their respective region and is required to own a certain amount of capital stock in the FHLB. The Bank is in compliance with the stock ownership rules described above with respect to such advances, commitments and letters of credit and home mortgage loans and similar obligations. All loans, advances and other extensions of credit made by the FHLB to the Bank are secured by a portion of the respective mortgage loan portfolio, certain other investments and the capital stock of the FHLB held by the Bank.

Anti-Terrorism and Money Laundering Legislation. The Bank is subject to the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism of 2001 (the “USA PATRIOT Act”), the Bank Secrecy Act and rules and regulations of the Office of Foreign Assets Control. These statutes and related rules and regulations impose requirements and limitations on specific financial transactions and account relationships intended to guard against money laundering and terrorism financing. The Bank has established a customer identification program pursuant to Section 326 of the USA PATRIOT Act and the Bank Secrecy Act, and otherwise has implemented policies and procedures intended to comply with the foregoing rules.

SAFE Act – Mortgage Loan Originator Registration. The federal financial institution regulatory agencies recently issued for public comment proposed rules to implement the registration requirements of the Secure and Fair Enforcement for Mortgage Licensing Act of 2008, or SAFE Act. The SAFE Act requires mortgage loan originators who are employees of regulated institutions (including banks and certain of their subsidiaries) to be registered with the Nationwide Mortgage Licensing System and Registry (the “Registry”), a database established by the Conference of State Bank Supervisors and the American Association of Residential Mortgage Regulators to support the licensing of mortgage loan originators by each state. As part of this registration process, mortgage loan originators must furnish the Registry with background information and fingerprints for a background check. The SAFE Act generally prohibits employees of a regulated financial institution from originating residential mortgage loans without first registering with the Registry. Financial institutions must also adopt policies and procedures to ensure compliance with the SAFE Act.

PrimeLending

PrimeLending and the Bank are subject to the rules and regulations of FHA, VA, FNMA, FHLMC and GNMA with respect to originating, processing, selling and servicing mortgage loans and the issuance and sale of mortgage-backed securities. Those rules and regulations, among other things, prohibit discrimination and establish underwriting guidelines which include provisions for inspections and appraisals, require credit reports on prospective borrowers and fix maximum loan amounts, and, with respect to VA loans, fix maximum interest rates. Mortgage origination activities are subject to, among others, the Equal Credit Opportunity Act, Federal Truth-in-Lending Act and the Real Estate Settlement Procedures Act and the regulations promulgated thereunder which, among other things, prohibit discrimination and require the disclosure of certain basic information to borrowers concerning credit terms and settlement costs. PrimeLending and the Bank are also subject to regulation by the Texas Department of Banking with respect to, among other things, the establishment of maximum origination fees on certain types of mortgage loan products.

First Southwest

First Southwest is a broker-dealer registered with the SEC, all 50 U.S. states, the District of Columbia and Puerto Rico. Much of the regulation of broker-dealers, however, has been delegated to self-regulatory organizations, principally FINRA, the Municipal Securities Rulemaking Board and national securities exchanges. These self-regulatory organizations adopt rules (which are subject to approval by the SEC) for governing the industry and securities commissions in the states in which they conduct business. First Southwest is a member of, and is primarily subject to regulation, supervision and regular examination by, FINRA.

The regulations to which broker-dealers are subject cover all aspects of the securities business, including sales methods, trade practices among broker-dealers, capital structure, record keeping and the conduct of directors, officers and employees. Broker-dealers are also subject to the privacy and anti-money laundering laws and regulations discussed above. Additional legislation, changes in rules promulgated by the SEC and by self-regulatory organizations or changes in the interpretation or enforcement of existing laws and rules often directly affect the method of operation and profitability of broker-dealers. The SEC and the self-regulatory organizations may conduct administrative proceedings that can result in censure, fine, suspension or expulsion of a broker-dealer, its officers or employees. The principal purpose of regulation and discipline of broker-dealers is the protection of clients and the securities markets rather than protection of creditors and stockholders of broker-dealers.

Limitation on Businesses. The businesses that First Southwest may conduct are limited by its agreements with and its oversight by, FINRA. Participation in new business lines, including trading of new products or participation on new exchanges or in new countries often requires governmental and/or exchange approvals, which may take significant time and resources. As a result, First Southwest may be prevented from entering new businesses that may be profitable in a timely manner, if at all.

Net Capital Requirements. The SEC, FINRA and various other regulatory agencies have stringent rules and regulations with respect to the maintenance of specific levels of net capital by regulated entities. Generally, a broker-dealer’s net capital is net worth plus qualified subordinated debt less deductions for certain types of assets. Rule 15c3-1 of the Exchange Act (the “Net Capital Rule”) requires that at least a minimum part of a broker-dealer’s assets be maintained in a relatively liquid form.

The SEC and FINRA impose rules that require notification when net capital falls below certain predefined criteria. These rules also dictate the ratio of debt-to-equity in the regulatory capital composition of a broker-dealer, and constrain the ability of a broker-dealer to expand its business under certain circumstances. If a firm fails to maintain the required net capital, it may be subject to suspension or revocation of registration by the applicable regulatory agency, and suspension or expulsion by these regulators could ultimately lead to the firm’s liquidation. Additionally, the Net Capital Rule and certain FINRA rules impose requirements that may have the effect of prohibiting a broker-dealer from distributing or withdrawing capital and requiring prior notice to and approval from the SEC and FINRA for certain capital withdrawals.

Securities Investor Protection Corporation. First Southwest is required by federal law to belong to the SIPC, whose primary function is to provide financial protection for the customers of failing brokerage firms. SIPC provides protection for clients up to $500,000, of which a maximum of $100,000 may be in cash.

Changing Regulatory Environment. The regulatory environment in which First Southwest operates is subject to frequent change. Its business, financial condition and operating results may be adversely affected as a result of new or revised legislation or regulations imposed by the U.S. Congress, the SEC or other U.S. and state governmental regulatory authorities, or FINRA. First Southwest’s business, financial condition and operating results also may be adversely affected by changes in the interpretation and enforcement of existing laws and rules by these governmental authorities. In the current era of heightened regulation of financial institutions, First Southwest can expect to incur increasing compliance costs, along with the industry as a whole.

ITEM 1A.	RISK FACTORS

There are a number of risks inherent to our business. The material risks and uncertainties that management believes affect us are described below. You should carefully consider the risks and uncertainties described below together with all of the other information included in this registration statement on Form 10. The risks and uncertainties described below are not the only ones facing our business. Additional risks and uncertainties that management is not aware of or focused on or that management currently deems immaterial may also impair our business operations. If any of the following risks actually occur, our financial condition and results of operations could be materially and adversely affected. If this were to happen, you could lose all or part of your investment in our common stock.

Risks Related to Our Business

Recent negative developments in the financial industry and the domestic and international credit markets may adversely affect our operations and results.

Negative developments in the latter half of 2007 and during 2008 and 2009 in the global credit and securitization markets have resulted in uncertainty in the financial markets in general with the expectation of the general economic downturn continuing through 2009. As a result of this “credit crunch,” commercial as well as consumer loan portfolio performances have deteriorated at many institutions and the competition for deposits and quality loans has increased significantly. In addition, the values of real estate collateral supporting many commercial loans and home mortgages have declined and may continue to decline. Global securities markets, and financial institution stock prices in particular, have been negatively affected, as has the ability of banks and bank holding companies to raise capital or borrow in the debt markets. As a result, significant new federal laws and regulations relating to financial institutions, including, without limitation, the EESA and the ARRA, have been adopted. Furthermore, the potential exists for additional federal or state laws and regulations regarding, among other matters, lending and funding practices and liquidity standards, and bank regulatory agencies are expected to be active in responding to concerns and trends identified in examinations. Negative developments in the financial industry and the domestic and international credit markets, and the impact of new or future legislation in response to those developments, may negatively impact our operations by restricting our business operations, including our ability to originate or sell loans and attract and retain experienced personnel, and adversely impact our financial performance.

A further adverse change in real estate market values may result in losses and otherwise adversely affect our profitability.

As of December 31, 2008, approximately 48% of our loan portfolio was comprised of loans with real estate as a primary or secondary component of collateral. The real estate collateral in each case provides an alternate source of repayment in the event of default by the borrower and may deteriorate in value during the time the credit is extended. The recent negative developments in the financial industry and economy as a whole have adversely affected the real estate market values generally and in our market areas in Texas specifically and may continue to decline. A further decline in real estate values could further impair the value of our collateral and our ability to sell the collateral upon any foreclosure. In the event of a default with respect to any of these loans, the amounts we receive upon sale of the collateral may be insufficient to recover the outstanding principal and interest on the loan. As a result, our profitability and financial condition may be adversely affected by a further decrease in real estate market values.

If our allowance for loan losses is insufficient to cover actual loan losses, our earnings will be adversely affected.

As a lender, we are exposed to the risk that our loan customers may not repay their loans according to the terms of these loans and the collateral securing the payment of these loans may be insufficient to fully compensate us for the outstanding balance of the loan plus the costs to dispose of the collateral. We may experience significant loan losses that may have a material adverse effect on our operating results and financial condition.

We maintain an allowance for loan losses in an attempt to cover loan losses inherent in our loan portfolio. In determining the size of the allowance, we rely on an analysis of our loan portfolio, our experience and our evaluation of general economic conditions. We also make various assumptions and judgments about the collectibility of our loan portfolio, including the diversification by industry of its commercial loan portfolio, the effect of changes in the economy on real estate and other collateral values, the results of recent regulatory examinations, the effects on the loan portfolio of current economic indicators and their probable impact on borrowers, the amount of charge-offs for the period and the amount of non-performing loans and related collateral security. If Plains Capital’s assumptions prove to be incorrect, its current allowance may not be sufficient and adjustments may be necessary to allow for different economic conditions or adverse developments in its loan portfolio. Material additions to the allowance for loan losses would materially decrease Plains Capital’s net income and adversely affect its financial condition generally.

In addition, federal and state regulators periodically review Plains Capital’s allowance for loan losses and may require it to increase its provision for loan losses or recognize further loan charge-offs, based on judgments different than those of Plains Capital. Any increase in its allowance for loan losses or loan charge-offs required by these regulatory agencies could have a material adverse effect on Plains Capital’s operating results and financial condition.

Our geographic concentration may magnify the adverse effects and consequences of any regional or local economic downturn.

We conduct our operations primarily in the State of Texas. Substantially all of the real estate loans in our loan portfolio are secured by properties located in the State of Texas, with approximately 30% and 39% secured by properties located in Austin and the Dallas/Ft. Worth metroplex, respectively. Likewise, substantially all of the real estate loans in our loan portfolio are made to borrowers who live and conduct business in the State of Texas. The banking business is affected by general economic conditions such as inflation, recession, unemployment and many other factors beyond our control. Adverse economic conditions in the State of Texas may result in a reduction in the value of the collateral securing our loans. Any regional or local economic downturn that affects the State of Texas or property or borrowers in the State of Texas may affect us and our profitability more significantly and more adversely than our competitors that are less geographically concentrated.

Our operating results could be materially adversely affected by the negative performance of a small number of bank locations because of our relatively small bank base.

As of December 31, 2008, we operated only 30 bank locations, six of which opened since January 1, 2008. Because of our relatively small number of bank locations, poor operating results at any one or more of our new or existing bank locations could materially adversely affect our profitability. Factors that could adversely affect the operating results of any new or existing bank location include local competition, consumer preference, development of the area in which the bank is located and access to the bank, including construction of highways that provide, or in some cases restrict, access to the bank. The operating results of certain existing bank locations have been, and may continue to be, affected by any one or more of these factors. The business, financial condition, operating results and cash flows or the lack of success of one or more new or existing bank locations may have a more significant effect on our overall results of operations than would be the case in a larger company with a significantly larger bank location base.

Our business is subject to interest rate risk and fluctuations in interest rates may adversely affect our earnings and capital levels and overall results.

The majority of our assets are monetary in nature and, as a result, we are subject to significant risk from changes in interest rates. Changes in interest rates may impact our net interest income as well as the valuation of our assets and liabilities. Our earnings are significantly dependent on our net interest income, which is the difference between interest income on interest-earning assets, such as loans and securities, and interest expense on interest-bearing liabilities, such as deposits and borrowings. We expect to periodically experience “gaps” in the interest rate sensitivities of our assets and liabilities, meaning that either our interest-bearing liabilities will be more sensitive to changes in market interest rates than our interest-earning assets, or vice versa. In either event, if market interest rates should move contrary to our position, this “gap” may work against us, and our earnings may be adversely affected.

An increase in the general level of interest rates may also, among other things, adversely affect the demand for loans and our ability to originate loans. Conversely, a decrease in the general level of interest rates, among other things, may lead to prepayments on our loan and mortgage-backed securities portfolios and increased competition for deposits. Accordingly, changes in the general level of market interest rates may adversely affect our net yield on interest-earning assets, loan origination volume and our overall results.

Although our asset-liability management strategy is designed to control and mitigate exposure to the risks related to changes in the general level of market interest rates, market interest rates are affected by many factors outside of our control, including inflation, recession, unemployment, money supply, and international disorder and instability in domestic and foreign financial markets. We may not be able to accurately predict the likelihood, nature and magnitude of such changes or how and to what extent such changes may affect our business. We also may not be able to adequately prepare for or compensate for the consequences of such changes. Any failure to predict and prepare for changes in interest rates or adjust for the consequences of these changes may adversely affect our earnings and capital levels and overall results.

We are heavily dependent on the profitability of our bank subsidiary.

We are a bank holding company and a financial holding company engaged in the business of managing, controlling and operating our subsidiaries, including the Bank. We conduct no material business or other activity other than activities incidental to holding stock in the Bank and our other subsidiaries. As a result, we rely substantially on the profitability of the Bank and dividends from the Bank to pay our operating expenses, to satisfy our obligations and the expenses and obligations of all of our subsidiaries and to pay dividends on our common stock. As with most financial institutions, the profitability of the Bank is subject to the fluctuating cost and availability of money, changes in interest rates and in economic conditions in general. The Bank has several subsidiaries that may also contribute to its profitability and ability to pay dividends to us. However, if the Bank is unable to make cash distributions to us, we may be unable to satisfy our obligations or make distributions on our common stock.

First Southwest is subject to various risks associated with the securities industry.

First Southwest is subject to uncertainties that are common in the securities industry. These uncertainties include:

•	the volatility of domestic and international financial, bond and stock markets;

•	extensive governmental regulation;

•	litigation;

•	intense competition in the public finance and other sectors of the securities industry;

•	substantial fluctuations in the volume and price level of securities; and

•	dependence on the solvency of various third parties.

As a result, First Southwest’s revenues and earnings may vary significantly from quarter to quarter and from year to year. In periods of low transaction volume such as in the current economic downturn, profitability is impaired because certain expenses remain relatively fixed. First Southwest is much smaller and has much less capital than many competitors in the securities industry. During the current market downturn, First Southwest’s business has been and could continue to be adversely affected in many ways.

If we are not able to sustain our historical levels of growth or continue to grow, we may not be able to sustain our historical earnings or current level of dividends.

We have grown historically through various methods, including the implementation of internal growth strategies, acquisitions and additional bank location openings. Although we intend to continue to grow through these methods, various factors, including increased competition, the availability of financing and other general economic conditions, may affect our ability to do so. Further, adverse regional or local economic conditions may impede or prohibit our ability to fund and open new bank locations and we may not be able to successfully implement our growth strategy if we are not able to identify attractive markets, locations, or opportunities to expand in the future. If we are not able to sustain our historical levels of growth or continue to grow through these methods or other methods, we may not be able to sustain our historical earnings and continue to pay dividends at historical rates.

If we are not able to manage our growth effectively, our results of operations may be adversely affected.

Although our historical performance may not be indicative of our future performance, during the last six years, we have experienced significant and rapid growth and may continue to grow. Companies like us that experience rapid growth face various risks and difficulties, including:

•	opening new branch offices or acquiring existing branches or other financial institutions;

•	attracting deposits to those locations;

•	attracting and retaining qualified management, bankers and other personnel;

•	identifying attractive loan and investment opportunities;

•	finding suitable acquisition candidates;

•	identifying suitable markets for expansion;

•	maintaining adequate information and reporting systems within its organization;

•	maintaining asset quality and cost controls; and

•	maintaining adequate regulatory capital.

As we continue to open new branches or if management determines to acquire branches or other banks, we expect to incur increased personnel, occupancy and other operating expenses. In the case of new branches, we must absorb those higher expenses while we begin to generate new deposits and then redeploy those new deposits into attractively priced loans and other higher yielding earning assets. Based on our experience, it generally takes 12 months for new branches to first achieve operational profitability, if ever. Thus, our plans to establish additional branches could depress our earnings in the short run, even if we efficiently execute our branching strategy. Further, if we are not able to manage our growth effectively, our business, financial condition, results of operations and future prospects could be adversely affected and we may not be able to continue to implement our business strategy and successfully conduct our operations.

We may decide to make future acquisitions, which could dilute current stockholders’ ownership and expose us to additional risks.

We periodically evaluate opportunities to acquire financial services businesses, including other banks and/or branch locations. As a result, we may engage in negotiations or discussions that, if they were to result in a transaction, could have a material effect on our operating results and financial condition, including short and long-term liquidity.

Our acquisition activities could be material. For example, we could issue additional shares of common stock in a purchase transaction, which could dilute current stockholders’ ownership interests. These activities could require us to use a substantial amount of cash, other liquid assets, and/or incur debt. In addition, if goodwill recorded in connection with our prior or potential future acquisitions were determined to be impaired, then we would be required to recognize a charge against our earnings, which could materially and adversely affect our results of operations during the period in which the impairment was recognized.

Our acquisition activities could involve a number of additional risks, including the risks of: incurring time and expense associated with identifying and evaluating potential acquisitions and merger partners and negotiating potential transactions, resulting in management’s attention being diverted from the operation of our existing business; using inaccurate estimates and judgments to evaluate credit, operations, management and market risks with respect to the target institution or assets; incurring time and expense required to integrate the operations and personnel of the combined businesses, creating an adverse short-term effect on results of operations; and losing key employees and customers as a result of an acquisition that is poorly received.

We may be exposed to difficulties in combining the operations of acquired entities, including First Southwest, into our own operations, which may prevent us from achieving the expected benefits from our acquisition activities.

We may not be able to fully achieve the strategic objectives and operating efficiencies that we anticipate in our acquisition activities, including our recent acquisition of First Southwest. Inherent uncertainties exist in integrating the operations of an acquired entity. In addition, the markets and industries in which we and our potential acquisition targets operate are highly competitive. We may lose customers or the customers of an acquired entity as a result of an acquisition. We also may lose key personnel from the acquired entity as a result of an acquisition. We may not discover all known and unknown factors when examining a company for acquisition during the due diligence period. These factors could produce unintended and unexpected consequences. Undiscovered factors as a result of an acquisition, pursued by non-related third parties, could bring civil, criminal, and financial liabilities against us, our management, and the management of those entities acquired. These factors could contribute to our not achieving the expected benefits from our acquisitions within desired time frames, if at all.

Financial markets are susceptible to disruptive events that may lead to little or no liquidity for auction rate bonds.

As of December 31, 2008, we held approximately $168.4 million par value of auction rate bonds backed by pools of student loans under the Federal Family Education Loan Program. These auction rate bonds were acquired in conjunction with our acquisition of First Southwest. Since December 31, 2008 and in conjunction with a settlement with FINRA pursuant to a Letter of Acceptance, Waiver and Consent accepted on December 16, 2008 by FINRA (the “FINRA Settlement”), we have repurchased approximately $41.6 million in face value of certain auction rate bonds from current and former clients. The auction rate bonds are currently held in the Bank’s securities portfolio. In late 2007, the market for auction rate securities began experiencing disruptions through the failure of auctions for auction rate securities issued by leveraged closed-end funds, municipal governments, state instrumentalities and student loan companies backed by pools of student loans guaranteed by the U.S. Department of Education. Our clients were adversely affected by the failures in this market, which resulted in limited options to liquidate holdings in these positions or to post these securities as collateral for loans. These conditions will likely continue until either these securities are restructured or refunded or a liquid secondary market re-emerges for these securities. Because of the lack of observable market activity for similar auction rate bonds, the estimated fair value of our auction rate bonds as of December 31, 2008 was $151.6 million. The estimated fair value of these auction rate bonds may further decline and require write-downs and losses as additional market information is obtained or in the event the current market conditions continue and these securities are not restructured or refunded or a liquid secondary market does not re-emerge, in which case, our results of operations would be adversely affected.

Liquidity needs could adversely affect our results of operations and financial condition and could increase if we decide to redeem the preferred stock issued to the U.S. Treasury Department pursuant to the TARP Capital Purchase Program.

The primary sources of our funds are loan repayments and client deposits. While scheduled loan repayments are a relatively stable source of funds, they are subject to the ability of borrowers to repay the loans. The ability of borrowers to repay loans can be adversely affected by a number of factors, including changes in economic conditions, adverse trends or events affecting business industry groups, reductions in real estate values or markets, business closings or lay-offs, inclement weather, natural disasters and international instability. Additionally, deposit levels may be affected by a number of factors, including rates paid by competitors, general interest rate levels, regulatory capital requirements, returns available to clients on alternative investments and general economic conditions. Accordingly, we may be required from time to time to rely on secondary sources of liquidity to meet withdrawal demands or otherwise fund operations. Such sources include Federal Home Loan Bank advances, sales of securities and loans and federal funds lines of credit from correspondent banks, as well as out-of-market time deposits. While we believe that these sources are currently adequate, they may be insufficient to meet future liquidity demands, particularly if we continue to grow and experience increasing loan demand, are required to extend loans pursuant to the FINRA Settlement or if we decide to redeem the preferred stock issued to the U.S. Treasury Department pursuant to the TARP Capital Purchase Program. We may be required to slow or discontinue loan growth, capital expenditures or other investments or liquidate assets should such sources not be adequate.

The accuracy of our financial statements and related disclosures could be affected if we are exposed to actual conditions different from the judgments, assumptions or estimates used in our critical accounting policies.

The preparation of financial statements and related disclosure in conformity with accounting principles generally accepted in the United States of America (“GAAP”) requires us to make judgments, assumptions and estimates that affect the amounts reported in our consolidated financial statements and accompanying notes. Our critical accounting policies, which are included in this registration statement on Form 10, describe those significant accounting policies and methods used in the preparation of our consolidated financial statements that are considered “critical” by us because they require judgments, assumptions and estimates that materially impact our consolidated financial statements and related disclosures. As a result, if future events differ significantly from the judgments, assumptions and estimates in our critical accounting policies, such events or assumptions could have a material impact on our audited consolidated financial statements and related disclosures.

We are dependent on our management team, and the loss of our senior executive officers or other key employees could impair our relationship with customers and adversely affect our business and financial results.

Our success is dependent, to a large degree, upon the continued service and skills of our existing management team, including Messrs. Alan White, Jerry Schaffner, Hill Feinberg and Ms. Roseanna McGill and other key employees with long-term customer relationships. Our growth strategy is built primarily upon our ability to retain employees with experience and business relationships within their respective segments. The loss of one or more of these key personnel could have an adverse impact on our business because of their skills, knowledge of the market, years of industry experience and the difficulty of finding qualified replacement personnel. In addition, we currently do not have non-competition agreements with all of our senior executive officers and other key employees. If any of these personnel were to leave and compete with us, our business, financial condition, results of operations, cash flows and growth could suffer.

Economic stimulus legislation imposes compensation restrictions that could adversely affect our ability to recruit and retain key employees.

The EESA, as amended by the ARRA, includes extensive restrictions on our ability to pay retention awards, bonuses and other incentive compensation during the period in which we have any outstanding obligation arising from financial assistance provided to us under the TARP Capital Purchase Program. Many of the restrictions are not limited to our senior executives and cover other employees whose contributions to revenue and performance can be significant. In addition, the U.S. Congress is currently considering legislation that would restrict the compensation practices of recipients of financial assistance under the TARP Capital Purchase Program. The limitations imposed by existing or future legislation and regulation may adversely affect our ability to recruit and retain these key employees, especially if we are competing for management talent against U.S. and non-U.S. institutions that are not subject to the same restrictions. In such event, our business, financial condition, results of operations, cash flows and growth could suffer. For more information, see the section entitled “Executive Compensation – Compensation Discussion and Analysis – TARP Capital Purchase Program.”

A decline in the market for advisory services could adversely affect our business and results of operations.

First Southwest has historically earned a significant portion of its revenues from advisory fees paid to it by its clients, in large part upon the successful completion of the client’s transaction. Financial advisory revenues represented a majority of First Southwest’s net revenues in fiscal year 2008 and fiscal year 2007. Unlike other investment banks, First Southwest earns most of its revenues from its advisory fees and less money from other business activities such as underwriting. We expect that First Southwest’s reliance on advisory fees will continue for the foreseeable future, and a decline in advisory engagements or the market for advisory services generally would have an adverse effect on our business and results of operations.

An interruption in, or breach in security of, our information systems may result in a loss of customer business.

We rely heavily on communications and information systems to conduct our business. Any failure or interruption or breach in security of these systems could result in failures or disruptions in our customer relationship management, securities trading, general ledger, deposits, servicing or loan origination systems. If such failures or interruptions occur, we may not be able to adequately address them or in a timely fashion. The occurrence of any failures or interruptions could result in a loss of customer business, expose us to civil litigation and possible financial liability and could have a material adverse effect on our public relations, reputation, results of operations and financial condition.

We are subject to extensive regulation that could restrict our activities and impose financial requirements or limitations on the conduct of our business and limit our ability to receive dividends from our bank subsidiary.

We are subject to extensive federal and state regulation and supervision, including that of the Federal Reserve Board, the Texas Department of Banking, the FDIC, the SEC and FINRA. Banking regulations are primarily intended to protect depositors’ funds, federal deposit insurance funds and the banking system as a whole, not security holders. These regulations affect our lending practices, capital structure, investment practices, dividend policy and growth, among other things. The U.S. Congress and federal regulatory agencies continually review banking and securities laws, regulations and policies for possible changes. It is likely that there will be significant changes to the banking and financial institutions regulatory regimes in the near future in light of the recent performance of and government intervention in the financial services sector. Changes to statutes, regulations or regulatory policies, including changes in interpretation or implementation of statutes, regulations or policies, could affect us in substantial and unpredictable ways. For instance, on June 17, 2009, President Barack Obama laid out a comprehensive regulatory reform plan aiming to modernize and protect the integrity of the U.S. financial system. Among other things, President Obama’s plan contemplates increased supervision and higher capital requirements for financial institutions. We cannot predict whether or in what form any proposed regulation or statute will be adopted or the extent to which our business may be affected by any new regulation or statute. Such changes could subject our business to additional costs, limit the types of financial services and products we may offer and increase the ability of non-banks to offer competing financial services and products, among other things. Failure to comply with laws, regulations or policies could result in sanctions by regulatory agencies, civil money penalties or reputation damage, which could have a material adverse effect on our business, financial condition and results of operations. While we have policies and procedures designed to prevent any such violations, there can be no assurance that such violations will not occur. See the section entitled “Government Supervision and Regulation.”

The FDIC and SIPC deposit insurance assessments that we are required to pay have recently increased and may materially increase in the future, which would have an adverse effect on our earnings.

As a member institution of the FDIC, we are required to pay semi-annual deposit insurance premium assessments to the FDIC. During the year ended December 31, 2008, we paid approximately $1.6 million in deposit insurance assessments. First Southwest is a registered broker-dealer and a member of the SIPC and is required to pay assessments, which in recent years have been nominal amounts.

Due to the recent failure of several unaffiliated FDIC insurance depository institutions, we anticipate that the deposit insurance premium assessments paid by all banks will increase. On October 7, 2008, the board of directors of the FDIC adopted a restoration plan and issued a notice of proposed rulemaking and request for comment that would (i) revise deposit insurance assessment rates, including base assessment rates, to raise assessment revenue required under the restoration plan; (ii) change the way the assessment system differentiates risk among insured institutions to take into account new risk measures; and (iii) make technical and other changes to the rules governing the risk-based assessment system. On May 22, 2009, the FDIC announced that it will levy a special assessment on insured institutions as part of its effort to rebuild the FDIC deposit insurance fund. The special assessment will equal five basis points on each FDIC-insured depository institution’s assets, minus its Tier 1 capital, as of June 30, 2009. We estimate the cost of the special assessment to be approximately $1.8 million, which will be payable on September 30, 2009. The Chairman of the FDIC has also indicated that an additional special assessment may be necessary in the fourth quarter of 2009. Further, on March 2, 2009, the SIPC informed its members of an increase in assessments. The increase became effective on April 1, 2009. As a result of the increase, First Southwest expects to pay approximately $250,000 in SIPC assessments annually. When the deposit insurance premium assessment and the SIPC assessment rates applicable to us increase, our earnings will be adversely impacted.

On October 14, 2008, the FDIC announced the creation of the Temporary Liquidity Guarantee Program, or TLGP, which seeks to strengthen confidence and encourage liquidity in the banking system. The TLGP has two primary components that are available on a voluntary basis to financial institutions: (i) guarantee of newly-issued senior unsecured debt; the guarantee would apply to new debt issued on or before June 30, 2009 and would provide protection until June 30, 2012; issuers electing to participate would pay a 75 basis point fee for the guarantee; and (ii) unlimited deposit insurance for non-interest bearing deposit transaction accounts; financial institutions electing to participate will pay a 10 basis point premium in addition to the insurance premiums paid for standard deposit insurance. We elected to participate in the TLGP’s enhanced deposit insurance program. As a result of the enhancements to deposit insurance protection and the expectation that there will be demands on the FDIC’s deposit insurance fund, we expect our deposit insurance costs to increase further during 2009.

We face strong competition from other financial institutions and financial service companies, which may adversely affect our operations and financial condition.

Our banking and mortgage origination businesses face vigorous competition from banks and other financial institutions, including savings and loan associations, savings banks, finance companies and credit unions. A number of these banks and other financial institutions have substantially greater resources and lending limits, larger branch systems and a wider array of banking services than we do. We also compete with other providers of financial services, such as money market mutual funds, brokerage firms, consumer finance companies, insurance companies and governmental organizations, each of which may offer more favorable financing than we are able to provide. In addition, some of our non-bank competitors are not subject to the same extensive regulations that govern us. The banking business in the State of Texas, particularly in the Austin, Dallas/Fort Worth, Lubbock and San Antonio metropolitan and surrounding areas, has become increasingly competitive over the past several years, and we expect the level of competition we face to further increase. Our profitability depends on our ability to compete effectively in these markets. This competition may reduce or limit our margins on banking services, reduce our market share and adversely affect our results of operations and financial condition.

Additionally, the financial advisory and investment banking industries are intensely competitive industries and will likely remain competitive. Our financial advisory business competes directly with numerous other financial advisory and investment banking firms, broker-dealers and banks, including large national and major regional firms and smaller niche companies, some of whom are not broker dealers and, therefore, not subject to the broker dealer regulatory framework. In addition to competition from firms currently in the industry, there has been increasing competition from others offering financial services, including automated trading and other services based on technological innovations. First Southwest competes on the basis of a number of factors, including the quality of advice and service, innovation, reputation and price. Many of First Southwest’s competitors in the investment banking industry have a greater range of products and services, greater financial and marketing resources, larger customer bases, greater name recognition, more managing directors to serve their clients’ needs, greater global reach and more established relationships with their customers than First Southwest. Additionally, some of First Southwest’s competitors have reorganized or plan to reorganize from investment banks into bank holding companies which may provide them with a competitive advantage. These larger and better capitalized competitors may be more capable of responding to changes in the investment banking market, to compete for skilled professionals, to finance acquisitions, to fund internal growth and to compete for market share generally. Increased pressure created by any current or future competitors, or by First Southwest’s competitors collectively, could materially and adversely affect our business and results of operations. Increased competition may result in reduced revenue and loss of market share. Further, as a strategic response to changes in the competitive environment, First Southwest may from time to time make certain pricing, service or marketing decisions that also could materially and adversely affect our business and results of operations.

We may be subject to environmental risks and the associated costs in connection with any foreclosure on the real estate assets securing our loan portfolio.

There is a risk that hazardous or toxic waste or other environmental hazards may be found on the properties that secure many of our loans. If we acquire such properties as a result of foreclosure, we could be held responsible for the cost of cleaning up or removing this waste or these hazards and this cost could exceed the value of the underlying properties and adversely affect our profitability. Although we have policies and procedures that require us to perform an environmental review before initiating any foreclosure action on certain real property, these reviews may not be sufficient to detect all potential environmental hazards.

Our small to medium-sized business target market may have fewer financial resources to weather the current downturn in the economy.

We target our business development and marketing strategy primarily to serve the banking and financial services needs of small to medium-sized businesses. These small to medium-sized businesses generally have fewer financial resources in terms of capital or borrowing capacity than larger entities. If general economic conditions adversely impact these businesses within the State of Texas, our results of operations and financial condition may be adversely affected.

We may not be able to address and adapt to technological change.

The banking industry is undergoing rapid technological changes with frequent introductions of new technology-driven products and services. In addition to better serving customers, the effective use of technology increases efficiency and enables financial institutions to reduce costs. Our future success will depend in part upon our ability to address the needs of our customers by using technology to provide products and services that will satisfy customer demands for convenience as well as create additional operating efficiencies. Many of our competitors have substantially greater resources to invest in technological improvements. If we are not able to effectively implement new technology-driven products and services or be successful in marketing such products and services to our customers and otherwise address and adapt to technological change, our business, financial condition and results of operations could be materially adversely affected.

Risks Related to Our Common Stock

The lack of any established trading market may significantly restrict your ability to sell shares of our common stock.

There is no established trading market for our common stock. The absence of an active trading market may significantly restrict your ability to transfer your shares of our common stock, even if such transfer is exempt from registration under the securities laws. We cannot predict the extent to which investor interest in our company will lead to the development of an active trading market or how liquid that market might become. We do not currently intend to seek listing on any securities exchange. Consequently, you may be unable to liquidate your investment and should be able to bear the economic risk of the investment in our common stock indefinitely.

Shares of our common stock are subject to dilution.

As of March 31, 2009, we had approximately 10,418,389 shares of common stock issued and outstanding and outstanding options to purchase 327,973 shares of our common stock. Additionally, 565,810 shares of our common stock are currently held in escrow, and 23,774 shares underlying outstanding and unexercised stock options could be held in escrow if exercised prior to the applicable release date, by an escrow agent on behalf of the former stockholders of First Southwest and may be released to such stockholders upon the satisfaction of the earnout provisions contained in the Merger Agreement. If we issue additional shares of common stock in the future and such issuance is not made to all then-existing common stockholders proportionate to their interests (as in a stock dividend or stock split), then the issuance will result in dilution to each stockholder by reducing his, her or its percentage ownership of the total outstanding shares of our common stock.

The amounts recorded in the financial statements as a result of the acquisition of First Southwest have not been finalized, and we may be required to adjust the amounts we have recorded by a material amount.

The process of allocating the purchase price of the First Southwest merger has not been completed. The amounts we have recorded for the assets acquired and liabilities assumed from First Southwest are preliminary estimates that are subject to refinement based upon the completion of a third-party valuation. As described elsewhere in this registration statement on Form 10, we may issue up to 565,810 additional shares of our common stock to the former stockholders of First Southwest based on the fair value of auction rate bonds at the end of a four-year contingency period. If we issue additional shares as a result of this contingency, the purchase price of the acquisition will increase, and we may record goodwill with respect to the transaction. Our book value per share may be diluted as well, which could impact the market value of our common stock. In addition, we may identify other intangible assets at First Southwest in the final purchase accounting. Our regulatory capital will be reduced if we record goodwill or other intangible assets. Goodwill and other intangible assets are subject to an annual impairment analysis that may result in our writing off some or all of the goodwill and other intangible assets.

Our organizational documents, the provisions of Texas law to which we are subject, the Merger Agreement and the U.S. Treasury Department’s Capital Purchase Program may delay or prevent a change in control that you may favor.

Our articles of incorporation and bylaws contain various provisions that may delay, discourage or prevent an attempted acquisition or change in control of Plains Capital. These provisions include a requirement that at least a majority of the votes cast by the holders of shares entitled to vote in the election of directors at a meeting of stockholders at which a quorum is present is necessary to elect directors. Our articles of incorporation also provide for noncumulative voting for directors. In addition, we have additional authorized common stock and authorized preferred stock, and our board of directors may issue additional shares of our common stock and shares of preferred stock without stockholder approval and upon such terms as our board of directors may determine. The issuance of additional shares of common stock or shares of preferred stock, while providing desirable flexibility in connection with possible acquisitions, financings and other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from acquiring, a controlling interest in our company. In addition, certain provisions of Texas and federal law, including a provision that restricts certain business combinations between a Texas corporation and certain affiliated stockholders, may delay, discourage or prevent an attempted acquisition or change in control of our company. Furthermore, any change in control of our company is subject to prior regulatory approval under the BHC Act or the Change in Bank Control Act. Finally, the preferred stock that we issued to the U.S. Treasury Department pursuant to the TARP Capital Purchase Program is generally non-voting. Therefore, any potential acquirer may not be able to accomplish a tax free reorganization if the U.S. Treasury Department insists on securing non-voting preferred stock in any such reorganization.

Our board of directors may issue shares of preferred stock that would adversely affect the rights of our stockholders.

Our authorized capital stock includes 5,000,000 shares of preferred stock, and we have 87,631 shares of Series A Preferred Stock and 4,382 shares of Series B Preferred Stock issued and outstanding. Our board of directors, in its sole discretion, may designate and issue one or more additional series of preferred stock from the authorized and unissued shares of preferred stock. Subject to limitations imposed by law or our articles of incorporation, our board of directors is empowered to determine: (i) the designation of, and the number of, shares constituting each series of preferred stock; (ii) the dividend rate for each series; (iii) the terms and conditions of any voting, conversion and exchange rights for each series; (iv) the amounts payable on each series upon redemption or our liquidation, dissolution or winding-up; (v) the provisions of any sinking fund for the redemption or purchase of shares of any series; and (vi) the preferences and the relative rights among the series of preferred stock. Preferred stock could be issued with voting and conversion rights that could adversely affect the voting power of the shares of our common stock. The issuance of preferred stock could also result in a series of securities outstanding that would have preferences over the common stock with respect to dividends and in liquidation.

The U.S. Treasury Department’s investment in us imposes restrictions and obligations upon us that could adversely affect the rights of our common stockholders.

On December 19, 2008, we sold approximately $87.6 million of Series A and Series B Preferred Stock to the U.S. Treasury Department pursuant to the TARP Capital Purchase Program. The shares of Series B Preferred Stock were issued to the U.S. Treasury Department upon the exercise of a warrant issued in conjunction with the Series A Preferred Stock. The shares of Series A and Series B Preferred Stock issued to the U.S. Treasury Department are senior to shares of our common stock with respect to dividends and liquidation preference. Under the terms of the Series A Preferred Stock, we are obligated to pay a 5% per annum cumulative dividend on the stated value of the preferred stock until February 15, 2014 and thereafter at a rate of 9% per annum. As long as shares of the Series A and Series B Preferred Stock remain outstanding, we may not pay dividends to our common stockholders (nor may we repurchase or redeem any shares of our common stock) unless all accrued and unpaid dividends on the preferred stock have been paid in full. Furthermore, prior to December 19, 2011, unless we have redeemed all of the preferred stock, the consent of the U.S. Treasury Department will be required to, among other things, increase the amount of dividends paid on our common stock. After December 19, 2011 and thereafter until December 19, 2018, the consent of the U.S. Treasury Department (if it still holds our preferred stock) will be required for any increase in the aggregate common stock dividends per share greater than 3% per annum. After December 19, 2018, we will be prohibited from paying dividends on or repurchasing any common stock until the preferred stock issued to the U.S. Treasury Department is redeemed in whole or the U.S. Treasury Department has transferred all of its preferred stock to third parties. If dividends on the preferred stock are not paid in full for six dividend periods, whether or not consecutive, the U.S. Treasury Department will have the right to elect two directors to our board of directors until all unpaid cumulative dividends are paid in full. The terms of the Series B Preferred Stock are identical to those described above for the Series A Preferred Stock except that (i) the dividend rate is 9% per annum and (ii) the Series B Preferred Stock may not be redeemed unless all of the Series A Preferred Stock is redeemed.

An investment in our common stock is not an insured deposit.

An investment in our common stock is not a bank deposit and is not insured or guaranteed by the FDIC or any other government agency. Accordingly, you should be capable of affording the loss of any investment in our common stock.

ITEM 2.	FINANCIAL INFORMATION

Selected Financial Data

The following table sets forth our selected historical consolidated financial information for each of the periods indicated (dollar amounts in thousands). The annual historical information has been derived from our audited consolidated financial statements for the years ended December 31, 2004 through 2008. The historical results set forth below and elsewhere in this registration statement on Form 10 are not necessarily indicative of our future performance.

The information is only a summary and should be read with our historical consolidated financial statements and related notes contained in this registration statement on Form 10, as well as other information.

	As of and for the Years Ended December 31,
	2008	2007	2006	2005	2004
Income Statement Data:
Total interest income	$193,392	$220,895	$192,812	$148,636	$108,373
Total interest expense	66,069	104,805	86,973	58,307	27,513

Net interest income	127,323	116,090	105,839	90,329	80,860
Provision for loan losses	22,818	5,517	5,049	5,516	2,604

Net interest income after provision for loan losses	104,505	110,573	100,790	84,813	78,256
Total noninterest income	119,066	84,281	101,776	110,027	109,882
Total noninterest expense	186,722	151,358	163,203	163,708	157,161

Income from continuing operations before income taxes	36,849	43,496	39,363	31,132	30,977
Federal income tax provision	12,725	14,904	13,624	12,612	11,043

Income from continuing operations	24,124	28,592	25,739	18,520	19,934
Income from discontinued Amarillo operations (net-of-tax)	—	—	—	11,536	1,161

Net income	$24,124	$28,592	$25,739	$30,056	$21,095

Per Share Data:
Income from continuing operations—basic	$2.77	$3.30	$2.99	$2.17	$2.82
Discontinued operations—basic	$—	$—	$—	$1.35	$0.16
Net income—basic	$2.77	$3.30	$2.99	$3.53	$2.99
Weighted average shares outstanding—basic	8,705,978	8,670,750	8,595,204	8,517,578	7,061,762
Income from continuing operations—diluted	$2.76	$3.27	$2.97	$2.15	$2.79
Discontinued operations—diluted	$—	$—	$—	$1.34	$0.16
Net income—diluted	$2.76	$3.27	$2.97	$3.48	$2.95
Weighted average shares outstanding—diluted	8,752,056	8,731,737	8,676,835	8,624,811	7,154,661
Book value per common share	$29.97	$26.90	$24.18	$21.79	$22.55
Tangible book value per common share	$26.46	$22.61	$19.89	$17.42	$17.03

Balance Sheet Data:*
Total assets	$3,951,996	$3,182,863	$2,880,697	$2,690,305	$2,426,040
Loans held for sale	198,866	100,015	126,839	194,712	181,134
Investment securities	385,327	191,175	187,225	177,379	196,617
Loans, net of unearned income	2,965,619	2,597,362	2,203,019	1,956,066	1,648,243
Allowance for loan losses	(40,672)	(26,517)	(24,722)	(22,666)	(22,086)
Goodwill and intangible assets, net	36,568	37,307	37,136	37,362	38,977
Total deposits	2,926,099	2,393,354	2,496,050	2,321,109	1,929,898
Notes payable	151,014	40,256	35,860	46,460	55,500
Junior subordinated debentures	67,012	51,548	51,548	51,548	50,000
Stockholders' equity	399,815	233,890	209,332	186,431	159,178

Performance Ratios
Return on average equity	7.61%	12.98%	13.20%	17.42%	14.13%
Return on average assets	0.68%	0.95%	0.95%	1.19%	0.95%
Net interest margin	4.13%	4.25%	4.35%	3.93%	4.20%
Efficiency ratio	75.93%	75.40%	78.20%	81.19%	81.64%

Asset Quality Ratios
Total nonperforming assets to total loans and other real estate	2.03%	0.96%	0.75%	1.09%	0.80%
Allowance for loan losses to nonperforming loans	86.87%	153.81%	226.79%	119.43%	636.67%
Allowance for loan losses to total loans	1.37%	1.02%	1.12%	1.16%	1.34%
Net charge-offs to average loans	0.37%	0.15%	0.14%	0.24%	0.12%

Capital Ratios
Leverage ratio	12.70%	8.06%	8.22%	7.92%	7.12%
Tier 1 risk-based capital ratio	12.83%	8.99%	9.27%	9.24%	8.22%
Total risk-based capital ratio	14.53%	10.67%	10.91%	10.97%	10.01%
Equity to assets ratio	10.12%	7.35%	7.27%	6.93%	6.56%
Dividend payout ratio	22.02%	17.26%	19.06%	15.33%	16.68%

*	Balance sheet includes First Southwest as of December 31, 2008.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and the notes to those statements included elsewhere in this registration statement on Form 10. The following discussion and analysis contains forward-looking statements that are based on our current expectations and involve risks and uncertainties. Generally, verbs in the future tense and the words “believe,” “expect,” “anticipate,” “intends,” “opinion,” “potential” and similar terms and expressions identify forward-looking statements. Examples of these forward-looking statements can be found in, but are not limited to, the discussion of government regulation applicable to our operations, allowance for loan losses, expected effects of accounting pronouncements, any quantitative and qualitative disclosure about market and interest rate risk, and litigation. Actual results and the timing of events may differ materially from those described in these forward-looking statements due to a number of factors, including those discussed in the section entitled “Risk Factors” and elsewhere in this registration statement on Form 10. See also the section entitled “Forward-Looking Statements.” These risks and uncertainties should be considered in evaluating these forward-looking statements and undue reliance should not be placed on these statements. The forward-looking statements contained herein speak only as of the date of this registration statement on Form 10, and, except as may be required by applicable law and regulation, we do not undertake, and specifically disclaim any obligation, to publicly update or revise such statements to reflect events or circumstances after the date of such statements or to reflect the occurrence of anticipated or unanticipated events.

Overview

We are a bank holding company and a financial holding company with approximately $4.1 billion in assets. The Bank, one of our wholly-owned subsidiaries, provides a broad array of products and services, including commercial banking, personal banking, wealth management and treasury management, from offices located throughout central, north and west Texas. In addition to the Bank, we have various subsidiaries with specialized areas of expertise that also offer an array of products and services such as mortgage origination and financial advisory services. On December 31, 2008, we expanded our financial advisory segment when we acquired First Southwest. This acquisition was accounted for as a purchase transaction, and as such, First Southwest’s results of operations are not included in our consolidated financial statements for the year ended December 31, 2008 but are included in our consolidated financial statements for the three months ended March 31, 2009. See Note 2 in the accompanying notes to consolidated financial statements for the three months ended March 31, 2009 and for the years ended December 31, 2008, 2007 and 2006 included elsewhere in this registration statement on Form 10.

Recent Government Actions

In response to the challenges facing the financial services sector, several regulatory and governmental actions have recently been announced including:

•

The EESA, approved by Congress and signed by President Bush on October 3, 2008, which, among other provisions, allowed the U.S. Treasury Department to purchase troubled assets from banks, authorized the SEC to suspend the application of mark-to-market accounting, and temporarily raised the basic limit of FDIC deposit insurance from $100,000 to $250,000; the legislation contemplates a return to the $100,000 limit on December 31, 2013.

•	On October 7, 2008, the FDIC approved a plan to increase the rates banks pay for deposit insurance.

•

On October 14, 2008, the U.S. Treasury Department announced the creation of a new program, the TARP Capital Purchase Program, which allows financial institutions to build capital through the sale of senior preferred shares and warrants to the U.S. Treasury Department on terms that are non-negotiable.

•

On October 14, 2008, the FDIC announced the creation of the Temporary Liquidity Guarantee Program (“TLGP”), which seeks to strengthen confidence and encourage liquidity in the banking system. The TLGP has two primary components that are available on a voluntary basis to financial institutions:

•

Guarantee of newly-issued senior unsecured debt; the guarantee would apply to new debt issued on or before June 30, 2009 and would provide protection until June 30, 2012; issuers electing to participate would pay a 75 basis point fee for the guarantee; and

•

Unlimited deposit insurance for non-interest bearing deposit transaction accounts; financial institutions electing to participate will pay a 10 basis point premium in addition to the insurance premiums paid for standard deposit insurance.

•

On February 17, 2009, the ARRA was enacted as a sweeping economic recovery package intended to stimulate the U.S. economy and provide for extensive infrastructure, energy, health and education needs. The ARRA also imposes certain new executive compensation and corporate governance obligations on all current and future TARP Capital Purchase Program participants until the institution has redeemed the preferred stock, which participants are now permitted to do under the ARRA without regard to the three year holding period and without the need to raise new capital, subject to approval of its primary federal regulator.

On December 19, 2008, we sold approximately $87.6 million in Series A and Series B Preferred Stock to the U.S. Treasury Department pursuant to the TARP Capital Purchase Program. As a participant in the TARP Capital Purchase Program, we are subject to executive compensation limits and other restrictions. For a description of the limitations and restrictions imposed by our participation in the TARP Capital Purchase Program, see the section entitled “Executive Compensation – Compensation Discussion and Analysis – TARP Capital Purchase Program.”

We elected to participate in the TLGP’s enhanced deposit insurance program. As a result of the enhancements to deposit insurance protection and demands on the FDIC’s deposit insurance fund, we expect our deposit insurance costs to increase significantly during 2009.

Although it is possible that further regulatory actions will arise as the Federal government attempts to address the economic situation, we are not aware of any further recommendations by regulatory authorities that, if implemented, would have or would be reasonably likely to have a material effect on our liquidity, capital ratios or results of operations.

Segment and Related Information

We have three reportable segments that are organized primarily by the core products offered to the segments’ respective customers, although numerous opportunities for cross-selling exist between segments. The banking segment includes the operations of the Bank and PlainsCapital Leasing. The operations of PrimeLending constitute the mortgage origination segment. The financial advisory segment is composed of Hester Capital and, as of the December 31, 2008 acquisition date, First Southwest.

How We Generate Revenue and Net Income

We are substantially dependent on our banking segment for revenue, which provides primarily business banking and personal banking products and services. During 2008 and the first quarter of 2009, approximately 67% and 40%, respectively, of our revenue was derived from the banking segment. The banking segment generates revenue from, and its results of operations are primarily dependent on, net interest income. Net interest income represents the difference between the income earned on the banking segment’s assets, including its loans and investment securities, and the banking segment’s cost of funds, including the interest paid by the banking segment on its deposits and borrowings that are used to support the banking segment’s assets. The banking segment also derives revenue from other sources, primarily service charges on customer deposit accounts and trust fees.

Our mortgage origination segment’s operations have historically represented our second largest source of revenue. During 2008 and the first quarter of 2009, the mortgage origination segment generated approximately 31% and 43%, respectively, of our revenue. The mortgage origination segment offers a wide array of loan products from offices in 17 states, including California, Colorado, Nevada, Texas and Washington and generates revenue primarily from fees charged on the origination of loans and from selling these loans in the secondary market. We generate the remainder of our revenue primarily from our financial advisory services. While the financial advisory segment contributed only 2% to total revenue for the year ended 2008, it did not include First Southwest, whose operations have been included in the financial advisory segment beginning as of January 1, 2009. The financial advisory segment contributed 17% to total revenue for the first quarter of 2009.

Our noninterest expense includes salary and employee benefits, occupancy, professional services, and other expense. Our results of operations are also affected by the provisions for loan losses and income taxes.

Three Months Ended March 31, 2009 and 2008

Overview of Operating Results

SUMMARY CONSOLIDATED FINANCIAL DATA

Plains Capital Corporation

	As of and for the Three Months Ended March 31,
	2009*	2008
Income Statement Data:
Total interest income	$47,634	$53,078
Total interest expense	11,277	21,204

Net interest income	36,357	31,874
Provision for loan losses	14,013	2,300

Net interest income after provision for loan losses	22,344	29,574
Total noninterest income	70,566	27,332
Total noninterest expense	77,282	44,434

Income from continuing operations before income taxes	15,628	12,472
Federal income tax provision	5,602	4,343

Consolidated net income	10,026	8,129
Less: Net income attributable to noncontrolling interest	23	98

Net income	$10,003	$8,031

Per Share Data:
Net income—basic	$0.82	$0.93
Weighted average shares outstanding—basic	9,852,382	8,697,121
Net income—diluted	$0.78	$0.93
Weighted average shares outstanding—diluted	10,907,135	8,755,226

Balance Sheet Data:
Total assets	$4,148,603	$3,339,045
Loans held for sale	254,670	119,900
Investment securities	442,934	185,059
Loans, net of unearned income	2,986,085	2,708,081
Allowance for loan losses	(29,123)	(26,289)
Total deposits	2,712,790	2,476,595
Notes payable	71,281	457,979
Short-term borrowings	702,615	49,766
Plains Capital Corporation stockholders’ equity	407,082	241,248

Performance Ratios
Return on average equity	10.07%	13.63%
Return on average assets	0.99%	0.99%
Net interest margin	4.00%	4.28%
Efficiency ratio	72.28%	75.10%

Asset Quality Ratios
Total nonperforming assets to total loans and other real estate	2.06%	0.95%
Allowance for loan losses to nonperforming loans	58.63%	153.49%
Allowance for loan losses to total loans	0.97%	0.97%
Net charge-offs to average loans	0.90%	0.09%

Capital Ratios
Leverage ratio	10.88%	8.51%
Tier 1 risk-based capital ratio	12.72%	9.31%
Total risk-based capital ratio	14.04%	10.90%
Equity to assets ratio	9.81%	7.23%
Dividend payout ratio	30.16%	16.49%

*	Includes First Southwest

We had net income of $10.0 million, or $0.77 per diluted share, for the three months ended March 31, 2009, compared with $8.0 million, or $0.92 per diluted share, for the three months ended March 31, 2008. Return on average stockholders’ equity and return on average assets was 10.1% and 1.0%, respectively, for the three months ended March 31, 2009, compared with 13.6% and 1.0%, respectively, for the three months ended March 31, 2008. The return on average assets ratio is calculated by dividing net income by average total assets for the period. The return on average stockholders’ equity ratio is calculated by dividing net income by average stockholders’ equity for the year.

In addition to the return on average stockholders’ equity and return on average assets ratios above, we consider the ratios shown in the table below to be key indicators of our performance.

	Three Months Ended March 31, 2009	Year Ended December 31, 2008
Leverage ratio	10.88%	12.70%
Net interest margin	4.00%	4.13%
Efficiency ratio	72.28%	75.93%

The leverage ratio is a company’s Tier 1 capital divided by its average total consolidated assets. Net interest margin is detailed in the “Three Months Ended March 31, 2009 and 2008 – Net Interest Income” section below. The efficiency ratio is calculated by dividing noninterest expenses by the sum of total noninterest income and net interest income for the period. The efficiency ratio is a measure of how well the Bank utilizes its resources and manages its expenses.

The changes in our earnings during the periods described above are attributable to the factors listed below (in millions).

Earnings Increase (Decrease)
Three Months Ended March 31, 2009 v. 2008

Banking Segment
Interest income on loans	$(9.4)
Interest expense on deposits	6.2
Provision for loan loss	(11.7)
Noninterest expense	0.4

Mortgage Origination Segment
Income from loan origination and net gains from sale of loans	28.4
Noninterest expense	(16.0)
All Other Subsidiaries (including tax effects)	4.1

$2.0

Banking Segment

Net Interest Income

The following table summarizes the components of the banking segment’s net interest income (in thousands):

	Three Months Ended March 31,
			Variance
	2009	2008	2009 v. 2008
Interest income
Loans, including fees	$41,960	$51,338	$(9,378)
Securities(1)	4,514	2,583	1,931
Federal funds sold	7	137	(130)
Interest-bearing deposits with banks	5	39	(34)
Other securities	59	210	(151)

Total interest income	46,545	54,307	(7,762)

Interest expense
Deposits	8,749	14,966	(6,217)
Notes payable and other borrowings	1,503	6,012	(4,509)

Total interest expense	10,252	20,978	(10,726)

Net interest income	$36,293	$33,329	$2,964

(1)	Taxable equivalent

The table below provides additional details regarding the banking segment’s net interest income (dollar amounts in thousands).

	Three Months Ended March 31, 2009			Three Months Ended March 31, 2008
	Average Outstanding Balance	Interest Earned or Paid	Annualized Yield or Rate	Average Outstanding Balance	Interest Earned or Paid	Annualized Yield or Rate
Assets
Interest-earning assets
Loans, gross	$2,854,411	$41,960	5.96%	$2,683,370	$51,338	7.69%
Investment securities—taxable	259,146	3,030	4.68%	134,132	1,733	5.20%
Investment securities—non-taxable(1)	148,338	1,484	4.00%	53,092	850	6.44%
Federal funds sold	12,801	7	0.22%	17,480	137	3.15%
Interest-bearing deposits in other financial institutions	8,960	5	0.23%	4,441	39	3.53%
Other securities	16,773	59	1.41%	22,877	210	3.69%

Interest-earning assets, gross	3,300,429	46,545	5.72%	2,915,392	54,307	7.49%
Allowance for loan losses	(29,518)			(26,242)

Interest-earning assets, net	3,270,911			2,889,150
Noninterest-earning assets	722,930			546,686

Total assets	$3,993,841			$3,435,836

Liabilities and Stockholders’ Equity
Interest-bearing liabilities
Interest-bearing deposits	$2,652,819	8,749	1.34%	$2,028,495	14,966	2.97%
Notes payable and other borrowings	450,587	1,503	1.35%	576,520	6,012	4.19%

Total interest-bearing liabilities	3,103,406	10,252	1.34%	2,605,015	20,978	3.24%
Noninterest-bearing liabilities
Noninterest-bearing deposits	195,597			276,065
Other liabilities	187,510			239,058

Total liabilities	3,486,513			3,120,138
Stockholders’ equity	507,328			315,698

Total liabilities and stockholders’ equity	$3,993,841			$3,435,836

Net interest income		$36,293			$33,329

Net interest margin			4.46%			4.60%
Net interest spread			4.38%			4.25%

(1)	Taxable equivalent adjustments are based on a 35% tax rate. The adjustment to interest income was $0.5 million and $0.3 million for the three months ended March 31, 2009 and 2008, respectively.

The accrual of interest on impaired loans is discontinued when, in management’s opinion, there is a clear indication that the borrower’s cash flow may not be sufficient to meet payments as they become due, which is generally when a loan is 90 days past due unless the asset is both well secured and in the process of collection. When a loan is placed on non-accrual status, all previously accrued and unpaid interest is charged against income. If the ultimate collectibility of principal, wholly or partially, is in doubt, any payment received on a loan on which the accrual of interest has been suspended is applied to reduce principal to the extent necessary to eliminate such doubt. Once the collection of the remaining recorded loan balance is fully expected, interest income is recognized on a cash basis.

The following table summarizes the changes in the banking segment’s net interest income for the three months ended March 31, 2009 and 2008, including the component changes in the volume of average interest-earning assets and liabilities and changes in the rates earned or paid on those items (in thousands).

	Three Months Ended March 31, 2009 v. 2008
	Change Due To(1)
	Volume	Yield/Rate	Change
Interest income
Loans	$13,161	$(22,539)	$(9,378)
Investment securities(2)	12,629	(10,698)	1,931
Federal funds sold	(147)	17	(130)
Interest-bearing deposits in other financial institutions	160	(194)	(34)
Other securities	(225)	74	(151)

Total interest income	25,578	(33,340)	(7,762)

Interest expense
Deposits	18,526	(24,743)	(6,217)
Notes payable and other borrowings	(5,282)	773	(4,509)

Total interest expense	13,244	(23,970)	(10,726)

Net interest income	$12,334	$(9,370)	$2,964

(1)	Changes attributable to both volume and yield/rate are allocated to both volume and yield/rate on an equal basis.
(2)	Taxable equivalent

Net interest income for the three months ended March 31, 2009 increased $3.0 million compared with the corresponding period in 2008. Changes in the volume of interest-earning assets, primarily in the loan and investment securities portfolios, increased net interest income by $25.6 million, while the volume of interest-bearing liabilities reduced net interest income by $13.2 million. The average balance of interest-bearing assets grew faster than the average balance of the deposit portfolio. Changes in yields earned and rates paid reduced net interest income by $9.4 million as yields on the loan and investment portfolios decreased faster than the rates paid on deposits. Yields on the majority of variable rate loans continued to decrease to their respective rate floors, while yields on the investment securities portfolio decreased due to declining market interest rates. Yields on the investment securities portfolio fell due to relatively lower yields on the auction rate bonds acquired in connection with our acquisition of First Southwest.

Provision for Loan Losses

Provisions for loan losses are charged to operations to record the total allowance for loan losses at a level deemed appropriate by the banking segment’s management based on such factors as the volume and type of lending conducted, the amount of non-performing loans and related collateral security, the present level of the allowance for loan losses, the results of recent regulatory examinations, generally accepted accounting principles, general economic conditions and other factors related to the ability to collect loans in its portfolio.

The banking segment’s provision for loan losses was $14.0 million for the three months ended March 31, 2009 and $2.3 million for the three months ended March 31, 2008. The $11.7 million increase was primarily a result of a significant increase in non-performing loans. Additional information regarding the allowance for loan losses can be found in the “Three Months Ended March 31, 2009 and 2008 – Allowance for Loan Losses” section below.

Noninterest Expense

The following table summarizes the banking segment’s noninterest expense for the three months ended March 31, 2009 and 2008 (in thousands).

	Three Months Ended March 31,
	2009	2008	Variance
Noninterest expense
Employees’ compensation and benefits	$9,924	$11,887	$(1,963)
Occupancy and equipment, net	4,694	4,097	597
Professional services	1,365	1,326	39
Deposit insurance premium	561	398	163
Repossession and foreclosure	1,153	332	821
Other	3,561	3,585	(24)

Total noninterest expense	$21,258	$21,625	$(367)

Total noninterest expense decreased $0.4 million, or 1.7%, for the three months ended March 31, 2009 compared with the corresponding period in 2008. Employees’ compensation and benefits was the primary contributor to the decrease, partly offset by increases in occupancy and equipment expenses, net of rental income, and repossession and foreclosure expenses. The banking segment experienced increases in most noninterest expense categories.

Employees’ compensation and benefits decreased $2.0 million, or 16.5%, for the three months ended March 31, 2009 compared with the corresponding period in 2008. The decrease was primarily attributable to estimated employee benefit costs that were recorded in the first quarter of 2008. Those estimated costs were based on assumptions of market conditions that did not materialize during the remainder of 2008. When it became apparent that the employee benefit costs would not rise to the level inherent in the first quarter estimates, accruals recorded subsequent to the first quarter of 2008 were adjusted downward.

Occupancy and equipment expenses, net of rental income, increased $0.6 million, or 14.6%, for the three months ended March 31, 2009 compared with the corresponding period in 2008, reflecting increases in building rental expenses. Deposit insurance premiums increased $0.2 million over the corresponding period in 2008 due primarily to increased rates imposed by the FDIC. The FDIC assessment rates have continued to increase and we expect higher deposit insurance premiums throughout 2009.

Repossession and foreclosure expenses increased $0.8 million for the three months ended March 31, 2009 compared with the corresponding period in 2008. The increase is due to costs incurred to complete construction on foreclosed real estate that exceeded the appraised value of the completed property.

Mortgage Origination Segment

Noninterest Income

Noninterest income was $48.4 million for the three months ended March 31, 2009 compared with $20.0 million in the corresponding period in 2008, an increase of $28.4 million. Increased income from loan originations and net gains on the sale of loans accounted for substantially all of the change in noninterest income. The increase resulted from higher mortgage loan origination volume and a shift in the composition of mortgage loan originations toward government guaranteed mortgages that have a higher value in the secondary market.

Noninterest Expense

The following table summarizes the mortgage origination segment’s noninterest expense for the three months ended March 31, 2009 and 2008 (in thousands).

	Three Months Ended
	March 31,
	2009	2008	Variance
Noninterest expense
Employees’ compensation and benefits	$24,552	$12,344	$12,208
Occupancy and equipment, net	2,615	1,943	672
Professional services	1,718	888	830
Repossession and foreclosure	58	400	(342)
Other	5,158	2,477	2,681

Total noninterest expense	$34,101	$18,052	$16,049

Noninterest expense increased $16.0 million, or 88.9%, for the three months ended March 31, 2009 compared with the corresponding period in 2008. Employees’ compensation and benefits was the primary contributor to the increase, although the mortgage origination segment experienced increases in most of the noninterest expense categories.

Employees’ compensation and benefits increased $12.2 million, or 98.9%, for the three months ended March 31, 2009 compared with the corresponding period in 2008. The increase was attributable to increased staffing levels for the additional mortgage banking offices opened during 2008 and the first quarter of 2009, as well as higher costs due to the increase in mortgage loan originations.

Occupancy and equipment expenses, net of rental income, increased $0.7 million, or 34.6%, for the three months ended March 31, 2009 compared with the corresponding period in 2008 related to the increase in additional locations added during 2008 and the first quarter of 2009. Professional services increased $0.8 million, or 93.5%, for the three months ended March 31, 2009 compared with the corresponding period in 2008, which mostly related to increases in the volume of mortgage loans originated and regulatory and compliance costs.

Other expenses increased $2.7 million over the corresponding period in 2008, primarily due to the increase in funding fees for loans originated and unreimbursed closing costs on loans.

Financial Advisory Segment

Noninterest Income

Noninterest income was $19.2 million for the three months ended March 31, 2009 compared with $1.7 million in the corresponding period in 2008. The $17.5 million increase was due primarily to First Southwest, whose operations were included in the financial advisory segment beginning January 1, 2009.

Noninterest Expense

The following table summarizes the financial advisory segment’s noninterest expense for the three months ended March 31, 2009 and 2008 (in thousands).

	Three Months Ended March 31,
	2009	2008	Variance
Noninterest expense
Employees’ compensation and benefits	$12,832	$976	$11,856
Occupancy and equipment, net	3,488	118	3,370
Professional services	473	79	394
Other	2,469	257	2,212

Total noninterest expense	$19,262	$1,430	$17,832

Noninterest expense increased $17.8 million for the three months ended March 31, 2009 compared with the corresponding period in 2008. The increase in each noninterest expense category was primarily due to the inclusion of the operations of First Southwest on January 1, 2009.

Financial Condition

The following discussion contains a more detailed analysis of our financial condition at March 31, 2009 and as compared to December 31, 2008.

Loan Portfolio

Loans held for investment are detailed in the table below (in thousands) and classified by type.

	March 31,	December 31,
	2009	2008
Commercial and agricultural	$1,241,280	$1,262,456
Lease financing	94,107	101,902
Construction and land development	609,073	585,320
Real estate	884,941	839,099
Securities (including margin loans)	112,884	129,638
Consumer	47,851	51,091

Loans, gross	2,990,136	2,969,506
Unearned income	(4,051)	(3,887)
Allowance for loan losses	(29,123)	(40,672)

Loans, net	$2,956,962	$2,924,947

The amounts in the table above represent loans held in our banking and financial advisory segments. Loans held for sale of $252.7 million at March 31, 2009 in our mortgage origination segment are excluded from the table above. A discussion of loans in each of those segments follows.

Banking Segment

The banking segment’s loan portfolio constitutes the major earning asset of the banking segment and typically offers the best alternative for obtaining the maximum interest spread above the cost of funds. The overall economic strength of the banking segment generally parallels the quality and yield of its loan portfolio. Total loans, net of the allowance for loan losses, were $2.9 billion as of March 31, 2009 and $2.8 billion as of December 31, 2008. The $32.0 million increase in net loans at March 31, 2009 compared with December 31, 2008, was primarily attributable to growth in real estate and construction and land development loans.

The banking segment does not participate in syndicated loan transactions and has no foreign loans in its portfolio. At March 31, 2009, the banking segment had loan concentrations (loans to borrowers engaged in similar activities) which exceeded 10% of total loans in its real estate loan portfolio. The areas of concentration within our real estate portfolio were construction and land development loans and non-construction commercial real estate loans. At March 31, 2009, construction and land development loans were 20% of total loans, while non-construction commercial real estate loans were 19% of total loans.

Mortgage Origination Segment

The loan portfolio of the mortgage origination segment consists of loans held for sale, primarily single-family residential mortgages funded through PrimeLending. Total loans held for sale were $252.7 million as of March 31, 2009 and $192.3 as of December 31, 2008. The $60.4 million increase in net loans at March 31, 2009 compared with December 31, 2008, was primarily attributable to internally generated growth as well as increased market share at PrimeLending due to the availability of warehouse financing through our banking segment.

Financial Advisory Segment

The loan portfolio within the financial advisory segment is held by First Southwest, which consists of margin loans to customers and correspondents. These loans are collateralized by the securities purchased or by other securities owned by the client and are subject to a number of regulatory requirements as well as First Southwest’s internal policies. Total gross loans were $109.0 million as of March 31, 2009 and $126.8 million as of December 31, 2008. The $17.8 million decrease was primarily due to the economic downturn in the first quarter of 2009 and the lower value of securities held in First Southwest clients’ portfolios.

Allowance for Loan Losses

The allowance for loan losses is a reserve established through a provision for loan losses charged to expense, which represents management’s best estimate of probable losses that have been incurred within the existing portfolio of loans. Our management has responsibility for determining the level of the allowance for loan losses, subject to review by our board of directors. Among other factors, management, on a quarterly basis, considers our historical loss experience, the size and composition of the loan portfolio, the value and adequacy of collateral and guarantors, delinquencies, non-performing credits, including impaired loans and its risk-rating-based loan “watch” list, along with national and local economic conditions. Because these factors include general economic trends as well as conditions affecting individual borrowers, the allowance for loan losses is an estimate.

There are additional risks of loan losses that cannot be precisely quantified or attributed to particular loans or classes of loans. The sum of these elements is our management’s recommended level for the allowance. The unallocated portion of the allowance is based on these loss factors that cannot be associated with specific loans or loan categories, including management’s subjective evaluation of such conditions as credit quality trends, collateral values, portfolio concentrations, specific industry conditions in the regional economy, regulatory examination results and loan review findings and recent loss experiences in particular portfolio segments. The unallocated portion of the allowance for losses reflects management’s attempt to ensure that the overall reserve appropriately reflects a margin for the imprecision necessarily inherent in estimates of credit losses.

We have developed a methodology that seeks to determine an allowance to absorb probable loan losses inherent in the portfolio based on evaluations of the collectibility of loans, historical loss experience, peer bank loss experience, delinquency trends, economic conditions, portfolio composition and specific loss estimates for loans considered substandard or doubtful. We design our loan review program to achieve the objective of reviewing, on an annual basis, loan relationships that account for 50% of the dollar amount of our loan portfolio, regardless of risk. We review all business loans that exhibit probable or observed credit weaknesses, as well as loan relationships that exceed a dollar threshold based on the 50% coverage objective. Based on management’s evaluation, estimated loan loss allowances are assigned to the individual loans that present a greater risk of loan loss. If necessary, reserves would be allocated to individual loans based on management’s estimate of the borrower’s ability to repay the loan given the availability and value of collateral and other sources of cash flow. Any reserves for impaired loans are estimated using observable loss experience for similar loans, or an analysis of the fair value of the underlying collateral. We evaluate the collectibility of both principal and interest when assessing the need for a loss accrual. A composite allowance factor that considers our and other peer bank loss experience ratios, delinquency trends, economic conditions, and portfolio composition are applied to the total of commercial and commercial real estate loans not specifically evaluated.

The allowance is subject to regulatory examinations and determinations as to adequacy, which may take into account such factors as the methodology used to calculate the allowance and the size of the allowance in comparison to peer banks identified by regulatory agencies. Homogenous loans, such as consumer installment, residential mortgage loans, and home equity loans, are not individually reviewed and are generally risk graded at the same levels. The risk grade and reserves are established for each homogenous pool of loans based on the expected net charge offs from a current trend in delinquencies, losses or historical experience and general economic conditions. As of March 31, 2009, we had no material delinquencies in these types of loans.

While we believe we have sufficient allowance for our existing portfolio as of March 31, 2009, additional allowance for losses on existing loans may be necessary in the future. During the first quarter of 2009, we recorded net charge-offs in the amount of $25.6 million, compared to net charge-offs of $9.9 million during the quarter ended December 31, 2008. Charge-offs in the first quarter of 2009 included approximately $17.5 million of business loans arising primarily from a single customer relationship that was specifically reserved for at December 31, 2008. The allowance for loan losses totaled $29.1 million at March 31, 2009 and $40.7 million at December 31, 2008. The ratio of the allowance for loan losses to total loans outstanding at March 31, 2009 and December 31, 2008 was 1.0% and 1.4%, respectively.

The following table presents the activity in our allowance for loan losses for the dates indicated (dollar amounts in thousands). Substantially all of the activity shown below occurred within the banking segment.

	March 31, 2009	December 31, 2008	March 31, 2008
Balance at beginning of period	$40,672	$26,517	$26,517

Provisions charged to operating expenses	14,013	22,818	2,300
Recoveries of loans previously charged off
Commercial and agricultural	200	1,605	194
Real estate	—	—	—
Construction and land development	—	29	25
Lease financing	—	30	—
Consumer	11	51	21

Total recoveries	211	1,715	240

Loans charged off
Commercial and agricultural	22,917	9,445	2,695
Real estate	828	305	9
Construction and land development	377	1,095	9
Lease financing	547	580	14
Consumer	1,104	233	41

Total charge-offs	25,773	11,658	2,768

Net charge-offs	(25,562)	(9,943)	(2,528)

Allowance for losses on margin loans from FSW acquisition	—	1,280	—

Balance at end of period	$29,123	$40,672	$26,289

Net charge-offs to average loans outstanding	0.90%	0.37%	0.09%

The distribution of the allowance for loan losses among loan types and the percentage of the loans for that type to gross loans, excluding unearned income, are presented in the table below (dollar amounts in thousands). Amounts shown in “Unallocated” include the portion of the allowance that is attributable to factors that cannot be distributed by type of loan. Those factors include credit concentrations, trends in loan growth, and various other market, economic and regulatory considerations.

	March 31, 2009		December 31, 2008
	Reserve	% of Gross Loans	Reserve	% of Gross Loans
Commercial and agricultural	$12,764	41.51%	$27,641	42.51%
Real estate (including construction and land development)	6,945	49.96%	4,928	47.97%
Lease financing	833	3.15%	1,152	3.43%
Securities (including margin loans)	1,280	3.78%	1,280	4.37%
Consumer	600	1.60%	377	1.72%
Unallocated	6,701		5,294

Total	$29,123	100.00%	$40,672	100.00%

Potential Problem Loans

Potential problem loans consist of loans that are performing in accordance with contractual terms but for which management has concerns about the ability of an obligor to continue to comply with repayment terms because of the obligor’s potential operating or financial difficulties. Management monitors these loans and reviews their performance on a regular basis. As of March 31, 2009, we had three loans of this type totaling $10.8 million that are not included in either the non-accrual or 90 days past due loan categories. As of March 31, 2008, we had three loans of this type totaling $5.9 million that are not included in either the non-accrual or 90 days past due loan categories.

Non-Performing Assets

The following table presents our components of non-performing assets at the dates indicated (dollar amounts in thousands).

	March 31, 2009	December 31, 2008	March 31, 2008
Loans accounted for on a non-accrual basis
Commercial and agricultural	$21,573	$32,919	$8,138
Lease financing	2,843	1,388	2,506
Construction and land development	13,693	6,870	3,064
Real estate	11,565	5,149	3,419
Consumer	—	492	—

	$49,674	$46,818	$17,127

Non-performing loans as a percentage of total loans	1.53%	1.48%	0.60%

Loans past due 90 days or more and still accruing(1)	$1,184	$3,928	$1,998

Other Real Estate Owned	$10,817	$9,637	$6,536

Non-performing assets	$61,675	$60,383	$25,661

Non-performing assets as a percentage of total assets	1.49%	1.53%	0.77%

(1)	Not included above.

At March 31, 2009, total non-performing assets increased $1.3 million to $61.7 million compared to December 31, 2008. Non-accrual loans increased by $2.9 million to $49.7 million at March 31, 2009 compared to December 31, 2008. Of these non-accrual loans, $21.6 million were characterized as commercial and agricultural loans. This amount included approximately $11.4 million in business loans for investment properties arising primarily from a single customer relationship and secured principally by the inventory and property, plant and equipment of a group of related borrowers. The commercial and agricultural loan category also included a $2.6 million loan secured by the borrower’s accounts receivable and inventory, a $2.5 million loan secured by aircraft, and a $1.4 million loan secured by oil and gas properties.

Non-accrual loans also included $13.7 million characterized as construction and land development loans. This amount included two residential real estate development loans totaling approximately $5.1 million from a single customer relationship and secured by fully-developed residential properties and unimproved land, $1.5 million in residential real estate loans from a single customer relationship secured by fully-developed residential properties and residential lots, and a $1.0 million residential real estate development loan secured by unimproved land. Non-accrual loans also included $11.6 million characterized as real estate loans. This included a $2.4 million commercial real estate loan secured by unoccupied retail space, a $1.9 million commercial real estate loan secured by single family residences, and a $1.1 million commercial real estate loan secured by an assisted living center.

Other Real Estate Owned increased $1.2 million to $10.8 million at March 31, 2009 compared to December 31, 2008. This amount at March 31, 2009 included $9.4 million of commercial real estate property consisting of single family residences and $0.9 million of residential lots at various levels of completion. The increase in Other Real Estate Owned was due primarily to the economic downturn in the housing market.

Additional interest income that would have been recorded if the non-accrual loans had been current during the three months ended March 31, 2009 totaled $2.8 million.

Borrowings

Our borrowings as of March 31, 2009 and December 31, 2008 are shown in the table below (in thousands).

	March 31,	December 31,
	2009	2008	Variance
Short-term borrowings	$702,615	$256,452	$446,163
Notes payable	71,281	151,014	(79,733)
Junior subordinated debentures	67,012	67,012	—
Other borrowings	11,606	12,075	(469)

	$852,514	$486,553	$365,961

Short-term borrowings consist of federal funds purchased and securities sold under agreements to repurchase, as well as borrowings at the Federal Home Loan Bank and the Federal Reserve Bank. The $446.2 million increase in short-term borrowings at March 31, 2009 compared with December 31, 2008 was due primarily to increased borrowing from the Federal Home Loan Bank and the Federal Reserve Bank, which was, during the quarter ended March 31, 2009, priced more favorably than the brokered deposit market. Our brokered deposits decreased $358.0 million from December 31, 2008 to March 31, 2009.

Notes payable consisted primarily of our borrowing facilities with third party lenders. The decrease in notes payable at March 31, 2009 compared with December 31, 2008 related primarily to the retirement of approximately $78.6 million of notes payable that financed the auction rate securities held by First Southwest prior to the acquisition. First Southwest used the proceeds received from the sale of the auction rate securities to the Bank, as discussed in Note 2 of the consolidated financial statements, to retire the notes payable in January 2009. Plains Capital had $4.4 million of additional borrowing capacity under revolving lines of credit at March 31, 2009.

Years Ended December 31, 2008, 2007, and 2006

Overview of Operating Results

We had net income of $24.1 million, or $2.76 per diluted share, for the year ended December 31, 2008, compared with $28.6 million, or $3.27 per diluted share, for the year ended December 31, 2007, and $25.7 million, or $2.97 per diluted share, for the year ended December 31, 2006. Return on average stockholders’ equity and return on average assets was 7.6% and 0.7%, respectively, for the year ended December 31, 2008, compared with 13.0% and 1.0%, respectively, for the year ended December 31, 2007, and 13.2% and 1.0%, respectively, for the year ended December 31, 2006. During 2008, net income was adversely affected by a larger increase to the provision for loan losses than prior years. The return on average assets ratio is calculated by dividing net income by average total assets for the year. The return on average stockholders’ equity ratio is calculated by dividing net income by average stockholders’ equity for the year.

In addition to the return on average stockholders’ equity and return on average assets ratios above, we consider the ratios shown in the table below to be key indicators of our performance.

	Year Ended December 31,
	2008	2007	2006
Leverage ratio	12.70%	8.06%	8.22%
Net interest margin	4.13%	4.25%	4.35%
Efficiency ratio	75.93%	75.40%	78.20%

The leverage ratio is a company’s Tier 1 capital divided by its average total consolidated assets. Net interest margin is detailed in the “Years Ended December 31, 2008, 2007 and 2006 – Net Interest Income” section below. The efficiency ratio is calculated by dividing noninterest expenses by the sum of total noninterest income and net interest income for the year. The efficiency ratio is a measure of how well the Bank utilizes its resources and manages its expenses.

The changes in our earnings during the periods described above are attributable to the factors listed below (in millions).

	Earnings Increase (Decrease)
	Year Ended December 31,
	2008 v. 2007	2007 v. 2006
Banking Segment
Interest income on loans	$(31.3)	$26.8
Interest expense on deposits	41.0	(13.0)
Provision for loan loss	(17.3)	(0.5)
Noninterest expense	(8.4)	(7.6)

Mortgage Origination Segment
Income from loan origination and net gains from sale of loans	34.2	(21.0)
Noninterest expense	(25.3)	23.7

All Other Subsidiaries (including tax effects)	2.6	(5.5)

	$(4.5)	$2.9

Banking Segment

Net Interest Income

The following table summarizes the components of the banking segment’s net interest income (in thousands):

	Year Ended December 31,
				Variance
	2008	2007	2006	2008 v. 2007	2007 v. 2006
Interest income
Loans, including fees	$185,830	$217,104	$190,325	$(31,274)	$26,779
Securities(1)	11,243	10,904	10,228	339	676
Federal funds sold	477	1,330	1,795	(853)	(465)
Interest-bearing deposits with banks	70	176	156	(106)	20

Total interest income	197,620	229,514	202,504	(31,894)	27,010

Interest expense
Deposits	48,451	89,458	76,419	(41,007)	13,039
Notes payable and other borrowings	16,486	17,811	14,125	(1,325)	3,686

Total interest expense	64,937	107,269	90,544	(42,332)	16,725

Net interest income	$132,683	$122,245	$111,960	$10,438	$10,285

(1)	Taxable equivalent

The table below provides additional details regarding the banking segment’s net interest income (dollar amounts in thousands).

	Year Ended December 31,
	2008			2007			2006
	Average Outstanding Balance	Interest Earned or Paid	Annualized Yield or Rate	Average Outstanding Balance	Interest Earned or Paid	Annualized Yield or Rate	Average Outstanding Balance	Interest Earned or Paid	Annualized Yield or Rate
Assets
Interest-earning assets
Loans, gross	$2,720,068	$185,830	6.83%	$2,417,344	$217,104	8.98%	$2,066,207	$190,325	9.21%
Investment securities—taxable	164,235	7,648	4.66%	154,432	8,066	5.22%	158,826	8,270	5.21%
Investment securities—non-taxable(1)	55,792	3,595	6.44%	45,998	2,838	6.17%	31,602	1,958	6.20%
Federal funds sold	24,522	477	1.95%	23,677	1,330	5.62%	35,199	1,795	5.10%
Interest-bearing deposits in other financial institutions	4,701	70	1.49%	3,649	176	4.82%	3,484	156	4.48%

Interest-earning assets, gross	2,969,318	197,620	6.66%	2,645,100	229,514	8.68%	2,295,318	202,504	8.82%
Allowance for loan losses	(26,551)			(25,647)			(23,630)

Interest-earning assets, net	2,942,767			2,619,453			2,271,688
Noninterest-earning assets	532,588			559,199			599,143

Total assets	$3,475,355			$3,178,652			$2,870,831

Liabilities and Stockholders' Equity
Interest-bearing liabilities
Interest-bearing deposits	$2,230,120	48,451	2.17%	$1,970,241	89,458	4.54%	$1,818,149	76,419	4.20%
Notes payable and other borrowings	514,664	16,486	3.20%	195,370	17,811	9.12%	78,670	14,125	17.95%

Total interest-bearing liabilities	2,744,784	64,937	2.37%	2,165,611	107,269	4.95%	1,896,819	90,544	4.77%
Noninterest-bearing liabilities
Noninterest-bearing deposits	234,342			470,046			469,862
Other liabilities	151,662			256,219			241,686

Total liabilities	3,130,788			2,891,876			2,608,367
Stockholders' equity	344,567			286,776			262,464

Total liabilities and stockholders' equity	$3,475,355			$3,178,652			$2,870,831

Net interest income		$132,683			$122,245			$111,960

Net interest margin			4.47%			4.62%			4.88%

(1)	Taxable equivalent adjustments are based on a 35% tax rate. The adjustment to interest income was $1.2 million, $0.9 million and $0.6 million for 2008, 2007 and 2006, respectively.

The accrual of interest on impaired loans is discontinued when, in management’s opinion, there is a clear indication that the borrower’s cash flow may not be sufficient to meet payments as they become due, which is generally when a loan is

90 days past due unless the asset is both well secured and in the process of collection. When a loan is placed on non-accrual status, all previously accrued and unpaid interest is charged against income. If the ultimate collectibility of principal, wholly or partially, is in doubt, any payment received on a loan on which the accrual of interest has been suspended is applied to reduce principal to the extent necessary to eliminate such doubt. Once the collection of the remaining recorded loan balance is fully expected, interest income is recognized on a cash basis.

The following table summarizes the changes in the banking segment’s net interest income for the years ended December 31, 2008, 2007 and 2006, including the component changes in the volume of average interest-earning assets and liabilities and changes in the rates earned or paid on those items (in thousands).

	Years Ended December 31,
	2008 v. 2007			2007 v. 2006
	Change Due To(1)		Change	Change Due To(1)		Change
	Volume	Yield/Rate		Volume	Yield/Rate
Interest income
Loans	$27,188	$(58,462)	$(31,274)	$32,344	$(5,565)	$26,779
Investment securities(2)	1,116	(777)	339	663	13	676
Federal funds sold	47	(900)	(853)	(587)	122	(465)
Interest-bearing deposits in other financial institutions	51	(157)	(106)	7	13	20

Total interest income	28,402	(60,296)	(31,894)	32,427	(5,417)	27,010

Interest expense
Deposits	11,800	(52,807)	(41,007)	6,393	6,646	13,039
Notes payable and other borrowings	29,109	(30,434)	(1,325)	20,953	(17,267)	3,686

Total interest expense	40,909	(83,241)	(42,332)	27,346	(10,621)	16,725

Net interest income	$(12,507)	$22,945	$10,438	$5,081	$5,204	$10,285

(1)	Changes attributable to both volume and yield/rate are allocated to both volume and yield/rate on an equal basis.

Net interest income increased $10.4 million in 2008 compared with 2007. Changes in yields earned and rates paid contributed $22.9 million to the increase in net interest income, due to falling interest rates paid on deposits. Yields on the loan portfolio decreased as well, but not as quickly as rates paid on deposits. Yields on the majority of variable rate loans decreased to their respective rate floors, while rates paid on deposits continued to decline. Changes in the average balance of interest-earning assets, primarily in the loan portfolio, and interest-bearing liabilities reduced net interest income by $12.5 million. The average balance of interest-bearing liabilities grew faster than the average balance of the loan portfolio.

Net interest income in 2007 increased $10.3 million compared with 2006. Changes in the volume of interest-earning assets, primarily loan growth, contributed $32.4 million to the change in net interest income, while changes in the volume of interest-bearing liabilities reduced net interest income by $27.3 million. Increased borrowing from the Federal Home Loan Bank and the Federal Reserve Bank was the primary factor in the increase in interest-bearing liabilities. The borrowings increased due to favorable pricing relative to the brokered deposit market.

Provision for Loan Losses

Provisions for loan losses are charged to operations to record the total allowance for loan losses at a level deemed appropriate by the banking segment’s management based on such factors as the volume and type of lending conducted, the amount of non-performing loans and related collateral security, the present level of the allowance for loan losses, the results of recent regulatory examinations, generally accepted accounting principles, general economic conditions and other factors related to the ability to collect loans in its portfolio.

The banking segment’s provision for loan losses was $22.8 million for the year ended December 31, 2008, $5.5 million for the year ended December 31, 2007, and $5.0 million for the year ended December 31, 2006. The $17.3 million increase in 2008 compared with 2007 was primarily a result of a significant increase in non-performing loans. The provision for loan losses increased $0.5 million for the year ended December 31, 2007 compared with the year ended December 31, 2006. Additional information regarding the allowance for loan losses can be found in the “Years Ended December 31, 2008, 2007 and 2006 – Allowance for Loan Losses” section below.

Noninterest Expense

The following table summarizes the banking segment’s noninterest expense for the years ended December 31, 2008, 2007 and 2006 (in thousands).

	Year Ended December 31,
				Variance
	2008	2007	2006	2008 v. 2007	2007 v. 2006
Noninterest expense
Employees’ compensation and benefits	$43,977	$40,920	$35,964	$3,057	$4,956
Occupancy and equipment, net	16,877	15,407	14,840	1,470	567
Professional services	5,835	6,152	6,245	(317)	(93)
Deposit insurance premium	1,564	441	267	1,123	174
Repossession and foreclosure	2,644	(244)	(2,721)	2,888	2,477
Other	13,601	13,457	13,971	144	(514)

Total noninterest expense	$84,498	$76,133	$68,566	$8,365	$7,567

Noninterest expense increased $8.4 million, or 11.0%, compared with the year ended December 31, 2007 while noninterest expense for 2007 increased $7.6 million, or 11.0%, compared to 2006. Employees’ compensation and benefits and repossession and foreclosure expenses were the primary contributors to these increases, although the banking segment experienced increases in most noninterest expense categories.

Employees’ compensation and benefits increased $3.1 million, or 7.5%, for the year ended December 31, 2008 compared to 2007. The increase was attributable to normal annual merit increases, increased staffing levels and higher health insurance costs. For the year ended December 31, 2007, employees’ compensation and benefits increased $5.0 million, or 13.8%, compared with the year ended December 31, 2006. The increase was primarily related to the increase in staffing levels to support added locations in 2007, as well as higher health insurance costs.

Repossession and foreclosure expenses increased $2.9 million for the year ended December 31, 2008 compared to 2007, when those expenses were below $0.1 million. The increase was primarily due to costs incurred to complete construction on the increased volume of foreclosed real estate that exceeded the appraised value of the completed construction. For the year ended December 31, 2007, repossession and foreclosure expenses increased $2.5 million compared to 2006, which was attributable to a significant gain on the sale of repossessed property recorded in 2006.

Occupancy and equipment expenses, net of rental income, increased $1.5 million, or 9.5%, for the year ended December 31, 2008 compared to 2007, reflecting increases in the number of branches. Deposit insurance premiums increased $1.1 million over 2007 due primarily to increased rates imposed by the FDIC. Occupancy and equipment expenses, net of rental income, were comparable in 2007 and 2006.

Mortgage Origination Segment

Noninterest Income

Noninterest income was $93.2 million for the year ended December 31, 2008 compared with $59.0 million in 2007, an increase of $34.2 million, or 58.0%. Increased income from loan originations and net gains on the sale of loans accounted for substantially all of the change in noninterest income. The increase resulted from higher mortgage loan origination volume and a shift in the composition of mortgage loan originations toward government guaranteed mortgages that have a higher value in the secondary market.

Noninterest income decreased by $21.0 million, or 26.3%, during the year ended December 31, 2007 to $59.0 million compared to $80.0 million in 2006. The decrease was primarily due to a decrease in loan originations resulting in reduced gains on the sale of loans.

Noninterest Expense

The following table summarizes the mortgage origination segment’s noninterest expense for the years ended December 31, 2008, 2007 and 2006 (in thousands).

	Year Ended December 31,
				Variance
	2008	2007	2006	2008 v. 2007	2007 v. 2006
Noninterest expense
Employees’ compensation and benefits	$56,742	$42,210	$58,680	$14,532	$(16,470)
Occupancy and equipment, net	8,849	6,588	9,984	2,261	(3,396)
Professional services	4,320	2,442	5,273	1,878	(2,831)
Repossession and foreclosure	746	719	495	27	224
Other	12,789	6,178	7,415	6,611	(1,237)

Total noninterest expense	$83,446	$58,137	$81,847	$25,309	$(23,710)

Noninterest expense increased $25.3 million, or 43.5%, compared with the year ended December 31, 2007. Employees’ compensation and benefits and occupancy and equipment expenses, net of rental income, were the primary contributors to the increase, although PrimeLending experienced increases in all noninterest expense categories. Noninterest expense decreased $23.7 million, or 29.0%, compared to 2006. The majority of the decrease related to employees’ compensation and benefits, although the mortgage origination segment experienced decreases in most of the noninterest expense categories.

Employees’ compensation and benefits increased $14.5 million, or 34.4%, for the year ended December 31, 2008 compared to 2007. The increase was attributable to increased staffing levels for the 24 additional mortgage banking offices, as well as higher commission costs due to the increase in sales volume. Employees’ compensation and benefits decreased $16.5 million, or 28.1%, for the year ended December 31, 2007 compared with the year ended December 31, 2006, which was attributable to lower commission costs due to the decline in sales volume.

Occupancy and equipment expenses, net of rental income, increased $2.3 million, or 34.3%, for the year ended December 31, 2008 compared to 2007. The increase was due to costs incurred on the additional offices added during 2008. Occupancy and equipment expenses, net of rental income, decreased $3.4 million, or 34.0%, for the year ended December 31, 2007 compared to the year ended December 31, 2006, which was primarily a result of lease termination costs in 2006.

Professional services increased $1.9 million, or 76.9%, for the year ended December 31, 2008 compared to 2007, reflecting increases in the volume of mortgage loans originated. This expense category decreased $2.8 million, or 53.7%, for the year ended December 31, 2007 compared with the year ended December 31, 2006, which related to lower appraisal costs due to the decline in the real estate market. Other expenses increased $6.6 million over 2007, primarily due to the increase in unreimbursed closing costs on loans and funding fees for loan closing costs and originations. Other expenses decreased $1.2 million for the year ended December 31, 2007 compared to 2006.

Financial Condition

The following discussion contains a more detailed analysis of our financial condition as of December 31, 2008, 2007 and 2006.

Loan Portfolio

Loans held for investment are detailed in the table below (in thousands) and classified by type.

	December 31,
	2008	2007	2006	2005	2004
Commercial and agricultural	$1,262,456	$1,028,332	$797,471	$744,725	$567,500
Lease financing	101,902	148,780	183,219	169,536	126,722
Construction and land development	585,320	704,321	597,408	411,077	372,173
Real estate	839,099	678,618	588,563	598,511	541,282
Securities (including margin loans)	129,638	4,696	4,583	4,707	5,530
Consumer	51,091	36,082	35,458	31,108	38,549

Loans, gross	2,969,506	2,600,829	2,206,702	1,959,664	1,651,756
Unearned income	(3,887)	(3,467)	(3,683)	(3,598)	(3,513)
Allowance for loan losses	(40,672)	(26,517)	(24,722)	(22,666)	(22,086)

Loans, net	$2,924,947	$2,570,845	$2,178,297	$1,933,400	$1,626,157

The amounts in the table above represent loans held in our banking and financial advisory segments. A discussion of loans in each of those segments follows.

Banking Segment

The banking segment’s loan portfolio constitutes the major earning asset of the banking segment and typically offers the best alternative for obtaining the maximum interest spread above the cost of funds. The overall economic strength of the banking segment generally parallels the quality and yield of its loan portfolio. Total loans, net of the allowance for loan losses, were $2.8 billion, $2.6 billion and $2.2 billion as of December 31, 2008, 2007, and 2006, respectively. The $255.9 million increase in net loans at December 31, 2008 compared with December 31, 2007, was primarily attributable to growth in commercial and agricultural and real estate loans. For 2007 compared to 2006, loans increased $390.6 million, primarily due to growth in commercial and agricultural, real estate, and construction and land development loans.

The banking segment does not participate in syndicated loan transactions and has no foreign loans in its portfolio. At December 31, 2008, the banking segment had loan concentrations (loans to borrowers engaged in similar activities) which exceeded 10% of total loans in its real estate loan portfolio. The areas of concentration within our real estate portfolio were construction and land development loans and non-construction commercial real estate loans. At December 31, 2008, construction and land development loans were 20% of total loans, while non-construction commercial real estate loans were 18% of total loans.

The following table provides information regarding the maturities of certain of the banking segment’s loans held for investment, excluding unearned income (in thousands). Non-accrual loans included in the table below were $44.9 million at December 31, 2008.

	December 31, 2008
	Due Within One Year	Due From One To Five Years	Due After Five Years	Total
Commercial and agricultural	$964,769	$288,182	$37,027	$1,289,978
Real estate (including construction and land development)	816,016	373,036	236,447	1,425,499

Total	$1,780,785	$661,218	$273,474	$2,715,477

Fixed rate loans	$1,131,048	$617,370	$273,029	$2,021,447
Floating rate loans	649,737	43,848	445	694,030

Total	$1,780,785	$661,218	$273,474	$2,715,477

The majority of floating rate loans carries an interest rate tied to the Wall Street Journal Prime Rate, as published in the Wall Street Journal.

Mortgage Origination Segment

The loan portfolio of the mortgage origination segment consists of loans held for sale, primarily single-family residential mortgages funded through PrimeLending. Total loans were $192.3 million and $74.2 million as of December 31, 2008 and 2007, respectively. The $118.1 million increase in net loans at December 31, 2008 compared with December 31, 2007, was primarily attributable to internally generated growth as well as increased market share at PrimeLending due to the availability of warehouse financing through our banking segment. Total loans decreased $26.9 million in 2007 compared to 2006, which was primarily due to the decline in the real estate market.

Financial Advisory Segment

The loan portfolio within the financial advisory segment is held by First Southwest, which consists of margin loans to customers and correspondents. These loans are collateralized by the securities purchased or by other securities owned by the client and are subject to a number of regulatory requirements as well as First Southwest’s internal policies. Total loans were $126.8 million as of the merger on December 31, 2008.

Allowance for Loan Losses

The allowance for loan losses is a reserve established through a provision for loan losses charged to expense, which represents management’s best estimate of probable losses that have been incurred within the existing portfolio of loans. Our management has responsibility for determining the level of the allowance for loan losses, subject to review by our board of directors. Among other factors, management, on a quarterly basis, considers our historical loss experience, the size and composition of the loan portfolio, the value and adequacy of collateral and guarantors, delinquencies, non-performing credits, including impaired loans and its risk-rating-based loan “watch” list, along with national and local economic conditions. Because these factors include general economic trends as well as conditions affecting individual borrowers, the allowance for loan losses is an estimate.

There are additional risks of loan losses that cannot be precisely quantified or attributed to particular loans or classes of loans. The sum of these elements is our management’s recommended level for the allowance. The unallocated portion of the allowance is based on these loss factors that cannot be associated with specific loans or loan categories, including management’s subjective evaluation of such conditions as credit quality trends, collateral values, portfolio concentrations, specific industry conditions in the regional economy, regulatory examination results and loan review findings and recent loss experiences in particular portfolio segments. The unallocated portion of the allowance for losses reflects management’s attempt to ensure that the overall reserve appropriately reflects a margin for the imprecision necessarily inherent in estimates of credit losses.

We have developed a methodology that seeks to determine an allowance to absorb probable loan losses inherent in the portfolio based on evaluations of the collectibility of loans, historical loss experience, peer bank loss experience, delinquency trends, economic conditions, portfolio composition and specific loss estimates for loans considered substandard or doubtful. We design our loan review program to achieve the objective of reviewing, on an annual basis, loan relationships that account for 50% of the dollar amount of our loan portfolio, regardless of risk. We review all business loans that exhibit probable or observed credit weaknesses, as well as loan relationships that exceed a dollar threshold based on the 50% coverage objective. Based on management’s evaluation, estimated loan loss allowances are assigned to the individual loans that present a greater risk of loan loss. If necessary, reserves would be allocated to individual loans based on management’s estimate of the borrower’s ability to repay the loan given the availability and value of collateral and other sources of cash flow. Any reserves for impaired loans are estimated using observable loss experience for similar loans, or an analysis of the fair value of the underlying collateral. We evaluate the collectibility of both principal and interest when assessing the need for a loss accrual. A composite allowance factor that considers our and other peer bank loss experience ratios, delinquency trends, economic conditions, and portfolio composition are applied to the total of commercial and commercial real estate loans not specifically evaluated.

The allowance is subject to regulatory examinations and determinations as to adequacy, which may take into account such factors as the methodology used to calculate the allowance and the size of the allowance in comparison to peer banks identified by regulatory agencies. Homogenous loans, such as consumer installment, residential mortgage loans, and home equity loans, are not individually reviewed and are generally risk graded at the same levels. The risk grade and reserves are established for each homogenous pool of loans based on the expected net charge offs from a current trend in delinquencies, losses or historical experience and general economic conditions. As of December 31, 2008, we had no material delinquencies in these types of loans.

While we believe we have sufficient allowance for our existing portfolio as of December 31, 2008, additional allowance for losses on existing loans may be necessary in the future. The allowance for loan losses totaled $40.7 million, $26.5 million, and $24.7 million at December 31, 2008, 2007, and 2006 respectively. The $14.2 million increase in 2008 was primarily due to an increase in non-performing loans. The ratio of the allowance for loan losses to total loans outstanding at December 31, 2008, 2007, and 2006 was 1.4%, 1.0% and 1.1% respectively.

The following table presents the activity in our allowance for loan losses for the years indicated (dollar amounts in thousands). Substantially all of the activity shown below occurred in the banking segment.

	For the Years Ended December 31,
	2008	2007	2006	2005	2004
Balance at beginning of period	$26,517	$24,722	$22,666	$22,086	$21,580
Provisions charged to operating expenses	22,818	5,517	5,049	5,516	2,604
Recoveries of loans previously charged off
Commercial and agricultural	1,605	974	804	892	915
Real estate	—	114	—	3	—
Construction and land development	29	100	—	305	14
Lease financing	30	11	11	46	—
Consumer	51	231	47	44	53

Total recoveries	1,715	1,430	862	1,290	982

Loans charged off
Commercial and agricultural	9,445	4,044	2,022	2,383	2,452
Real estate	305	143	762	3,025	114
Construction and land development	1,095	697	50	—	305
Lease financing	580	132	405	630	36
Consumer	233	136	616	188	173

Total charge-offs	11,658	5,152	3,855	6,226	3,080

Net charge-offs	(9,943)	(3,722)	(2,993)	(4,936)	(2,098)

Allowance for losses on margin loans from FSW acquisition	1,280	—	—	—	—

Balance at end of period	$40,672	$26,517	$24,722	$22,666	$22,086

Net charge-offs to average loans outstanding	0.37%	0.15%	0.14%	0.24%	0.12%

The distribution of the allowance for loan losses among loan types and the percentage of the loans for that type to gross loans, excluding unearned income, are presented in the table below (dollar amounts in thousands). Amounts shown in “Unallocated” include the portion of the allowance that is attributable to factors that cannot be distributed by type of loan. Those factors include credit concentrations, trends in loan growth, and various other market, economic and regulatory considerations.

	2008		2007		2006		2005		2004
	Reserve	% of Gross Loans	Reserve	% of Gross Loans	Reserve	% of Gross Loans	Reserve	% of Gross Loans	Reserve	% of Gross Loans
Commercial and agricultural	$27,641	42.51%	$8,849	39.54%	$7,866	36.14%	$7,293	38.00%	$3,864	33.63%
Real estate (including construction and land development)	4,928	47.97%	2,348	53.17%	3,032	53.74%	2,756	51.52%	1,668	55.66%
Lease financing	1,152	3.43%	1,012	5.72%	1,212	8.30%	1,028	8.65%	427	8.03%
Securities (including margin loans)	1,280	4.37%	—	0.18%	—	0.21%	—	0.24%	—	0.31%
Consumer	377	1.72%	257	1.39%	606	1.61%	167	1.59%	127	2.37%
Unallocated	5,294		14,051		12,006		11,422		16,000

Total	$40,672	100.00%	$26,517	100.00%	$24,722	100.00%	$22,666	100.00%	$22,086	100.00%

Potential Problem Loans

Potential problem loans consist of loans that are performing in accordance with contractual terms but for which management has concerns about the ability of an obligor to continue to comply with repayment terms because of the obligor’s potential operating or financial difficulties. Management monitors these loans and reviews their performance on a regular basis. As of December 31, 2008, we had four loans of this type totaling $15.5 million, which are not included in either the non-accrual or 90 days past due loan categories.

Non-Performing Assets

The following table presents our components of non-performing assets at the dates indicated (dollar amounts in thousands).

	December 31,
	2008	2007	2006	2005	2004
Loans accounted for on a non-accrual basis
Commercial and agricultural	$32,919	$9,953	$5,238	$1,126	$2,047
Lease financing	1,388	1,955	216	—	—
Construction and land development	6,870	2,534	1,793	15,119	1,011
Real estate	5,149	2,773	3,622	2,556	362
Consumer	492	25	32	177	49

	$46,818	$17,240	$10,901	$18,978	$3,469

Non-performing loans as a percentage of total loans	1.48%	0.64%	0.47%	0.88%	0.19%

Loans past due 90 days or more, not included above	$3,928	$1,263	$2,409	$20	$971

Other Real Estate Owned	$9,637	$6,355	$3,244	$2,453	$8,760

Non-performing assets	$60,383	$24,858	$16,554	$21,451	$13,200

Non-performing assets as a percentage of total assets	1.53%	0.78%	0.57%	0.80%	0.54%

At December 31, 2008, total non-performing assets increased $35.5 million to $60.4 million compared to the year ended December 31, 2007. Non-accrual loans increased by $29.6 million to $46.8 million for the year ended December 31, 2008 compared to 2007. Of these non-accrual loans, $32.9 million were characterized as commercial and agricultural loans. This amount included approximately $28.9 million in business loans for investment properties arising primarily from a single customer relationship and secured principally by the inventory and property, plant and equipment of a group of related borrowers. Loans to these related borrowers totaled approximately $29.4 million and $29.3 million at December 31, 2008 and 2007, respectively. During the second quarter of 2008, we determined that these borrowers’ cash flow from operations would be insufficient to meet interest payments as they became due. In addition, we became uncertain of the timing of cash flows from anticipated asset sales to third parties that could be used to service these loans. As a result, we placed these loans on non-accrual status. Subsequently, we obtained updated appraisals of the collateral securing these loans and continued to review the loan relationship for impairment on a periodic basis. When appropriate, we made provision for expected losses on the loans. Specific reserves for this loan relationship were $17.0 million and $2.8 million at December 31, 2008 and 2007, respectively. Non-accrual loans also included $6.9 million in construction and land development, which consisted primarily of residential real estate development loans secured by fully-developed residential lots and unimproved land. Other Real Estate Owned increased $3.3 million to $9.6 million at December 31, 2008 compared to 2007. This included $7.3 million of commercial real estate property consisting of single family residences and $1.0 million of residential lots at various levels of completion. The increase in Other Real Estate Owned was due primarily to the economic downturn in the housing market during 2008.

Total non-performing assets increased $8.3 million to $24.9 million for the year ended December 31, 2007 compared to the year ended December 31, 2006. The increase related primarily to the $6.3 million increase in non-accrual loans during 2007. Within this category, commercial and agricultural loans made up the majority of the increase, which loans increased by $4.7 million for the year ended December 31, 2007 compared to 2006. Other Real Estate Owned increased $3.1 million to a balance of $6.4 million at December 31, 2007 compared to 2006. Of the December 31, 2007 balance, $5.4 million consisted primarily of commercial real estate properties.

Additional interest income that would have been recorded if the non-accrual loans had been current during the years ended December 31, 2008, 2007 and 2006 totaled $3.3 million, $1.3 million, and $0.6 million respectively.

Securities

Historically, our policy has been to invest primarily in securities of the U.S. Government and its agencies, obligations of municipalities in the State of Texas, and other high grade fixed income securities to minimize credit risk. Pursuant to our acquisition of First Southwest, we purchased a portfolio of auction rate bonds for which an active market does not currently exist. The securities portfolio plays a role in the management of interest rate sensitivity and generates additional interest income. In addition, the portfolio serves as a source of liquidity and is used to meet collateral requirements.

The securities portfolio consists of two major components, securities held-to-maturity and securities available-for-sale. Securities are classified as held-to-maturity based on the intent and ability of our management, at the time of purchase, to hold such securities to maturity. These securities are carried at amortized cost. Securities that may be sold in response to changes in market interest rates, changes in securities’ prepayment risk, increases in loan demand, general liquidity needs, and other similar factors are classified as available-for-sale and are carried at estimated fair value. The table below summarizes our securities portfolio (in thousands).

	December 31,
	2008	2007	2006
Securities available-for-sale, at fair value
U. S. Treasury securities	$11,953	$—	$—
U. S. government agency obligations	10,038	18,000	17,666
Mortgage-backed securities	35,439	36,039	28,174
Collateralized mortgage obligations	68,515	32,637	35,813
Auction rate bonds	40,612	—	—

	166,557	86,676	81,653

Securities held-to-maturity, at amortized cost
Mortgage-backed securities	19,982	23,026	29,430
Collateralized mortgage obligations	29,030	29,520	30,987
States and political subdivisions	57,228	51,953	45,005
Auction rate bonds	110,969	—	—
Other	—	—	150

	217,209	104,499	105,572

Trading securities, at fair value	1,561	—	—

Total securities portfolio	$385,327	$191,175	$187,225

We hold securities of two issuers that exceed 10% of our stockholders’ equity. The issuers are Indiana Secondary Market for Education Loans, Inc. and Access to Loans for Learning Student Loan Corporation, which have an aggregate book value and aggregate market value of $40.6 million and an aggregate book value and aggregate market value of $111.0 million, respectively. We had a net unrealized gain of $1.1 million related to the available-for-sale investment portfolio at December 31, 2008, compared with a net unrealized loss of $2.9 million at December 31, 2007 and $2.2 million at December 31, 2006 respectively.

The market value of securities held-to-maturity at December 31, 2008 was $0.2 million below book value. At December 31, 2007, market value of held-to-maturity securities was $1.9 million below book value. The market value of held-to-maturity securities was $0.8 million below book value at December 31, 2006.

The following table sets forth the estimated maturities of securities, based on current performance. Contractual maturities may be different (dollar amounts in thousands, yields are tax-equivalent).

	December 31, 2008
	One Year Or Less	One Year to Five Years	Five Years to Ten Years	Greater Than Ten Years	Total
U. S. Treasury securities
Amortized cost	$11,920	$—	$—	$—	$11,920
Fair value	11,953	—	—	—	11,953
Weighted average yield	1.32%	0.00%	0.00%	0.00%	1.32%
U. S. government agency obligations
Amortized cost	—	10,000	—	—	10,000
Fair value	—	10,038	—	—	10,038
Weighted average yield	0.00%	3.57%	0.00%	0.00%	3.57%
Mortgage-backed securities
Amortized cost	—	33,508	16,260	5,249	55,017
Fair value	—	34,403	16,659	4,943	56,005
Weighted average yield	0.00%	5.21%	5.43%	5.47%	5.30%
Collateralized mortgage obligations
Amortized cost	—	15,295	58,945	22,638	96,878
Fair value	—	15,292	59,308	23,000	97,600
Weighted average yield	0.00%	5.14%	4.94%	5.64%	5.13%
States and political subdivisions
Amortized cost	1,305	2,488	12,493	40,942	57,228
Fair value	1,330	2,629	12,557	39,882	56,398
Weighted average yield	5.73%	6.29%	6.42%	6.54%	6.49%
Total securities portfolio
Amortized cost	$13,225	$61,291	$87,698	$68,829	$231,043
Fair value	13,283	62,362	88,524	67,825	231,994
Weighted average yield	1.75%	4.96%	5.24%	6.16%	5.24%

As of December 31, 2008, we acquired $151.6 million of auction rate bonds that are not included in the table above. These securities mature in more than 10 years.

Deposits

Banking Segment

The banking segment’s major source of funds and liquidity is its deposit base. Deposits provide funding for its investment in loans and securities. Interest paid for deposits must be managed carefully to control the level of interest expense.

The mix of the deposit base (time deposits versus interest-bearing demand deposits and savings) is constantly changing due to the banking segment’s needs and market conditions. Overall, average deposits at December 31, 2008 were $24.2 million, or 1.0%, higher than average deposits at December 31, 2007. Average noninterest-bearing demand deposits at December 31, 2008 decreased $235.7 million from December 31, 2007 levels, while average interest-bearing demand deposits increased $416.6 million compared to 2007. The change in composition is attributable to a Bank program, begun in January 2008, which sweeps demand deposits into money market accounts and reduces the amount of reserves the Bank is required to carry for regulatory purposes.

Average deposits for the year ended December 31, 2007 increased $152.3 million, or 6.7%, compared to 2006. Average noninterest-bearing deposits, savings, certificates of deposit, and foreign deposits increased $0.2 million, $9.5 million, $109.1 million, and $67.8 million, respectively, while average interest bearing demand deposits decreased $34.3 million during the year ended December 31, 2007 as compared to 2006. The average cost of deposits increased in 2007 mainly due to higher market rates.

At December 31, 2008, we had approximately $136.5 million in interest bearing time deposits of $100,000 or more in a foreign branch.

The table below presents the banking segment’s average balances of deposits and the average rates paid on those deposits for the years ended December 31, 2008, 2007 and 2006 (dollar amounts in thousands).

	Year Ended December 31,
	2008		2007		2006
	Average Balance	Average Rate Paid	Average Balance	Average Rate Paid	Average Balance	Average Rate Paid

Noninterest-bearing demand deposits	$234,342	—	$470,046	—	$469,862	—
Interest-bearing demand deposits	915,455	0.93%	498,815	3.44%	533,153	3.36%
Savings deposits	160,855	2.00%	165,650	4.05%	156,141	3.93%
Certificates of deposit	940,976	3.42%	1,111,435	5.07%	1,002,340	4.63%
Foreign deposits	212,833	2.11%	194,341	4.76%	126,515	4.73%

	$2,464,461	1.97%	$2,440,287	3.67%	$2,288,011	3.34%

The maturity of interest bearing time deposits of $100,000 or more as of December 31, 2008 is set forth in the table below (in thousands).

December 31, 2008
Months to maturity:
3 months or less	$251,825
3 months to 6 months	67,184
6 months to 12 months	97,563
Over 12 months	150,577

$567,149

The banking segment experienced growth of $76.6 million, or 15.6%, in interest bearing time deposits of $100,000 or more for the year ended December 31, 2008 compared to 2007. At December 31, 2008, there were $416.6 million in interest bearing time deposits scheduled to mature within one year.

Financial Advisory Segment

The financial advisory segment’s deposit portfolio is held by First Southwest. The deposit portfolio consists of interest bearing and non-interest bearing demand accounts used to finance customer transactions. Total deposits were $82.1 million as of the acquisition of First Southwest on December 31, 2008.

Borrowings

Our borrowings as of December 31, 2008, 2007 and 2006 are shown in the table below (in thousands).

	December 31,
				Variance
	2008	2007	2006	2008 v. 2007	2007 v. 2006
Short-term borrowings	$256,452	$413,060	$44,977	$(156,608)	$368,083
Notes payable	151,014	40,256	35,860	110,758	4,396
Junior subordinated debentures	67,012	51,548	51,548	15,464	—
Other borrowings	12,075	7,240	6,324	4,835	916

	$486,553	$512,104	$138,709	$(25,551)	$373,395

Short-term borrowings consist of federal funds purchased and securities sold under agreements to repurchase, as well as borrowings at the Federal Home Loan Bank and the Federal Reserve Bank. The $156.6 million decrease in short-term borrowings at December 31, 2008 compared with December 31, 2007, was attributable to the maturity of approximately

$250.0 million in Federal Home Loan Bank notes, partially offset by the $75.4 million increase in federal funds and securities sold under agreements to repurchase. Short-term borrowings increased $368.1 million at December 31, 2007 compared to 2006. The increase was attributable to a shift in the funding of the Bank from brokered deposits to borrowings from the Federal Home Loan Bank and the Federal Reserve Bank, which allowed the Bank to obtain favorable pricing relative to the brokered deposit market.

Notes payable consisted primarily of our borrowing facilities with third party lenders. The increase in notes payable at December 31, 2008 compared with December 31, 2007, reflects borrowings made to enhance capital ratios at the Bank. Plains Capital had $4.4 million of additional borrowing capacity under revolving lines of credit at December 31, 2008.

The increase in junior subordinated debentures shown in the table above reflects our issuance of $15.5 million of junior subordinated debentures by to PCC Statutory Trust IV, which we formed in February 2008. The trust was created for the sole purpose of issuing and selling preferred and common securities, the proceeds of which were used to purchase our junior subordinated debentures.

Liquidity and Capital Resources

Liquidity refers to the measure of our ability to meet our customers’ short-term and long-term deposit withdrawals and anticipated and unanticipated increases in loan demand without penalizing earnings. Interest rate sensitivity involves the relationships between rate-sensitive assets and liabilities and is an indication of the probable effects of interest rate fluctuations on our net interest income. We discuss our management of interest rate and other risks in the following section “Quantitative and Qualitative Disclosures about Market Risk.”

Our asset and liability group is responsible for continuously monitoring our liquidity position to ensure that assets and liabilities are managed in a manner that will meet all short-term and long-term cash requirements. Funds invested in short-term marketable instruments, the continuous maturing of other interest-earning assets, cash flows from self-liquidating investments such as mortgage-backed securities and collateralized mortgage obligations, the possible sale of available-for-sale securities, and the ability to securitize certain types of loans provide sources of liquidity from an asset perspective. The liability base provides sources of liquidity through deposits and the maturity structure of short-term borrowed funds. We utilize federal fund lines of credit with correspondent banks and securities sold under agreements to repurchase for short-term liquidity needs. For intermediate liquidity needs, we utilize advances from the Federal Home Loan Bank and Federal Reserve Bank. To supply liquidity over the longer term, we have access to brokered certificates of deposit, term loans at the Federal Home Loan Bank and Federal Reserve Bank and borrowings under lines of credit with other financial institutions.

On December 19, 2008, we sold approximately $87.6 million of Series A and Series B Preferred Stock to the U.S. Treasury Department pursuant to the TARP Capital Purchase Program. The shares of Series B Preferred Stock were issued to the U.S. Treasury Department upon the exercise of a warrant issued in conjunction with the Series A Preferred Stock. The Series A and Series B Preferred Stock are senior to shares of our common stock with respect to dividends and liquidation preference. Under the terms of the Series A Preferred Stock, we are obligated to pay a 5% per annum cumulative dividend on the stated value of the preferred stock until February 14, 2014 and thereafter at a rate of 9% per annum. As long as shares of the Series A and Series B Preferred Stock remain outstanding, we may not pay dividends to our common stockholders (nor may we repurchase or redeem any shares of our common stock) unless all accrued and unpaid dividends on the preferred stock have been paid in full. Furthermore, prior to December 19, 2011, unless we have redeemed all of the preferred stock, the consent of the U.S. Treasury Department will be required to, among other things, increase the amount of dividends paid on our common stock. After December 19, 2011 and thereafter until December 19, 2018, the consent of the U.S. Treasury Department (if it still holds our preferred stock) will be required for any increase in the aggregate common stock dividends per share greater than 3% per annum. After December 19, 2018, we will be prohibited from paying dividends on or repurchasing any common stock until the preferred stock issued to the U.S. Treasury Department is redeemed in whole or the U.S. Treasury Department has transferred all of its preferred stock to third parties. If dividends on the preferred stock are not paid in full for six dividend periods, whether or not consecutive, the U.S. Treasury Department will have the right to elect two directors to our board of directors until all unpaid cumulative dividends are paid in full. The terms of the Series B Preferred Stock are identical to those described above for the Series A Preferred Stock except that (i) the dividend rate is 9% per annum and (ii) the Series B Preferred Stock may not be redeemed unless all of the Series A Preferred Stock is redeemed. We are evaluating whether to redeem the Series A and Series B Preferred Stock. Any such redemption would likely be funded with cash on hand or by raising additional capital in a sale of our securities. We may, however, be required to pay approximately $4.4 million to the U.S. Treasury Department to redeem the outstanding shares of Series B Preferred Stock. Because these shares were issued as a result of the U.S. Treasury Department’s “cashless” exercise of a warrant, we did not receive any proceeds from the original issuance. Any such redemption would have an adverse effect on our liquidity.

We are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements may prompt certain actions by regulators that, if undertaken, could have a direct material adverse effect on our financial condition and results of operations. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, we must meet specific capital guidelines that involve quantitative measures of our assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. Our capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

At March 31, 2009, we exceeded all regulatory capital requirements and were considered to be “well-capitalized” with a total capital to risk weighted assets ratio of 14.0%, Tier 1 capital to risk weighted assets ratio of 12.7% and a Tier 1 capital to average assets, or leverage, ratio of 10.9%. At March 31, 2009, the Bank was also considered to be “well-capitalized.”

Cash and cash equivalents (consisting of cash and due from banks and federal funds sold), totaled $125.1 million at March 31, 2009, a decrease of $37.3 million, or 23.0%, from $162.4 million at March 31, 2008. This decrease was primarily due to the increase in cash used in our mortgage origination operations, partially offset by the increase in net short-term borrowings. Cash and cash equivalents totaled $114.6 million at December 31, 2008, a decrease of $11.8 million, or 9.4%, from $126.4 million at December 31, 2007. This decrease was primarily due to growth in the loan portfolio and the purchase of securities, partially offset by the increase in our deposits.

Deposit flows, calls of investment securities and borrowed funds, and prepayments of loans and mortgage-backed securities are strongly influenced by interest rates, general and local economic conditions and competition in the marketplace. These factors reduce the predictability of the timing of these sources of funds.

Cash used in operating activities decreased cash and cash equivalents by $58.3 million during the first quarter of 2009, an increase in cash used of $44.2 million compared with March 31, 2008. This decrease primarily related to higher cash requirements for our mortgage operations due to higher loan volume during the first quarter of 2009. Operating cash also decreased due to the operating activities of First Southwest, whose operations were included in our consolidated financial statements beginning January 1, 2009. Cash flow from operations during 2008 was $103.0 million, an increase of $38.7 million compared with 2007. Cash flow from operations increased due to increases in accrued liabilities, offset by decreased cash flow from our mortgage origination operations. The increases in accrued liabilities relate primarily to the purchase of auction rate bonds in connection with our acquisition of First Southwest.

Our primary use of funds is for the origination of loans, primarily commercial and agricultural loans and real estate loans. Our loan portfolio at March 31, 2009, was $3.0 billion, an increase of $20.6 million compared with $3.0 billion at December 31, 2008. Our loan portfolio at December 31, 2008, was $3.0 billion, an increase of $368.7 million compared with $2.6 billion at December 31, 2007. The increases in net loan originations were concentrated in the real estate and business loan portfolios.

Cash flow used in our investment activities included net purchases of securities for our investment portfolio in the three months ended March 31, 2009, which were $51.9 million compared with net maturities of $8.1 million during the three months ended March 31, 2008. The increase in net purchases of securities during the first quarter of 2009 was composed primarily of auction rate bonds acquired in connection with our acquisition of First Southwest. Additionally, collateralized mortgage obligations and municipal securities were purchased to provide collateral for repurchase agreements. We sold approximately $21.3 million of available for sale securities during the first quarter of 2009.

Cash flow from our investment activities included net purchases of securities for our investment portfolio during the year ended December 31, 2008, which were $188.9 million compared with net purchases of $4.9 million during the year ended December 31, 2007. The increase in net purchases of securities in 2008 was composed primarily of auction rate bonds acquired in connection with our acquisition of First Southwest. Additionally, U.S. Treasury Bills, collateralized mortgage obligations and municipal securities were purchased to provide collateral for repurchase agreements. The proceeds from maturities and principal reductions of securities available-for-sale were $25.0 million for the year ended December 31, 2008 compared with $403.0 million in 2007. We did not sell securities during the years ended December 31, 2008 or 2007.

Cash flows from financing activities were $171.1 million during the first quarter of 2009 compared with $157.8 million in the corresponding period in 2008. The $13.3 million increase is primarily attributable to the net increase in short-term borrowings related to increased borrowing from the Federal Home Loan Bank and the Federal Reserve Bank. Plains Capital had $4.4 million of additional borrowing capacity under revolving lines of credit at March 31, 2009. Cash flows from financing activities were $369.8 million in 2008 compared with $264.8 million in 2007. The $105.0 million increase is primarily attributable to the issuance of preferred stock to the U.S. Treasury Department pursuant to the TARP Capital Purchase Program and the issuance of junior subordinated debentures to PCC Statutory Trust IV, which we formed in February 2008. We paid dividends on our common stock of $5.3 million and $4.9 million in 2008 and 2007, respectively.

        We had deposits of $2.7 billion at March 31, 2009 compared with $2.9 billion at December 31, 2008, a decrease of $213.3 million. The decrease was attributable to a decrease in brokered deposits of $358.0 million resulting from unfavorable pricing compared with other sources of funding. We had deposits of $2.9 billion at December 31, 2008 compared with $2.4 billion at December 31, 2007, an increase of $532.7 million. The increase was attributable to an increase in brokered deposits resulting from attractive pricing compared with other sources of funding. Deposit flows are also affected by the level of market interest rates, the interest rates and products offered by competitors, the volatility of equity markets and other factors.

At December 31, 2008, there were $1.2 billion in time deposits scheduled to mature within one year. Based on our historical experience and competitive pricing practices, we expect to be able to retain or replace a substantial portion of these maturing deposits throughout the remainder of 2009.

Our 15 largest depositors accounted for approximately 17% of our total deposits and our five largest depositors accounted for approximately 11% of our total deposits at March 31, 2009. The loss of one or more of our largest customers, or a significant decline in the deposit balances due to ordinary course fluctuations related to these customers’

businesses, would adversely affect our liquidity and require us to raise deposit rates to attract new deposits, purchase federal funds or borrow funds on a short-term basis to replace such deposits. We have not experienced any liquidity issues to date with respect to brokered deposits or our other large balance deposits and we believe alternative sources of funding are available, albeit currently at slightly higher rates, to more than compensate for the loss of one or more of these customers.

PrimeLending funds the mortgage loans it originates through a warehouse line of credit maintained with the Bank. PrimeLending sells substantially all mortgage loans it originates to various investors in the secondary market with servicing released. As these mortgage loans are sold in the secondary market, PrimeLending pays down its warehouse line of credit with the Bank.

First Southwest relies on its equity capital, short-term bank borrowings, interest and non-interest bearing client credit balances, correspondent deposits and other payables to finance its assets and operations. First Southwest has credit arrangements with commercial banks of up to $140.0 million, which are used to finance securities owned, securities held for correspondent accounts and receivables in customer margin accounts. These credit arrangements are provided on an “as offered” basis and are not committed lines of credit. As such, these lines can be reduced or eliminated at any time by the banks extending the credit. Outstanding balances are due on demand and bear interest at rates indexed to the federal funds rate. At March 31, 2009, First Southwest had borrowings under these arrangements of $7.0 million.

The following table sets forth information concerning our contractual obligations (in thousands) at December 31, 2008 for the periods shown:

	December 31, 2008
	2009	2010	2011-2013	Thereafter	Total
Short-term borrowings	$256,452	$—	$—	$—	$256,452
Long-term debt obligations	108,383	1,534	—	108,109	218,026
Capital lease obligations	715	715	2,256	9,287	12,973
Operating lease obligations	13,152	12,927	28,338	28,462	82,879

	$378,702	$15,176	$30,594	$145,858	$570,330

Payments for borrowings do not include interest. Payments related to leases are based on actual payments specified in the underlying contracts.

In accordance with the FINRA Settlement, First Southwest repurchased $41.6 million in face value of auction rate bonds in February 2009 and has agreed, commencing no later than June 14, 2009, to make its best efforts to provide liquidity to those other customers having accounts the value of which exceeded $10.0 million at the time of their purchase of auction rate bonds. These investors purchased approximately $60.0 million in auction rate bonds from First Southwest. We intend to comply with our obligations pursuant to the FINRA Settlement by offering these investors loans extended on the basis of reasonable and customary credit standards secured by the subject auction rate bonds.

Qualitative and Quantitative Disclosures about Market Risk

We are engaged primarily in the business of investing funds obtained from deposits and borrowings into interest-bearing loans and investments and its primary component of market risk is interest rate risk volatility. Consequently, our earnings depend to a significant extent on our net interest income, which is the difference between interest income on loans and investments and our interest expense on deposits and borrowing. To the extent that our interest-bearing liabilities do not reprice or mature at the same time as its interest-bearing assets, we are subject to interest rate risk and corresponding fluctuations in net interest income.

Interest rate risk is the potential of economic losses due to future interest rate changes. These economic losses can be reflected as a loss of future net interest income and/or a loss of current fair market values. The magnitude of the change in earnings and market value of portfolio equity resulting from interest rate changes is impacted by the time remaining to maturity on fixed-rate obligations, the contractual ability to adjust rates prior to maturity, competition, and the general level of interest rates and customer actions. The objective is to measure the effect of interest rate changes on net interest income and to adjust the balance sheet to minimize the inherent risk while at the same time maximizing income.

There are several common sources of interest rate risk that must be effectively managed if there is to be minimal impact on our earnings and capital. Repricing risk arises largely from timing differences in the pricing of assets and liabilities. Reinvestment risk refers to the reinvestment of cash flows from interest payments and maturing assets at lower or higher rates. Basis risk exists when different yield curves or pricing indices do not change at precisely the same time or in the same magnitude such that assets and liabilities with the same maturity are not all affected equally. Yield curve risk refers to unequal movements in interest rates across a full range of maturities.

We have employed asset/liability management policies that attempt to manage our interest-earning assets and interest-bearing liabilities, thereby attempting to control the volatility of net interest income, without having to incur unacceptable levels of credit or investment risk. We manage our exposure to interest rates by structuring our balance sheet in the ordinary course of business. In addition, the asset/liability management policies permit the use of various derivative instruments to manage interest rate risk or hedge specified assets and liabilities. We manage our interest rate sensitivity position consistent with our established asset/liability management policies.

An interest rate sensitive asset or liability is one that, within a defined time period, either matures or experiences an interest rate change in line with general market interest rates. The management of interest rate risk is performed by analyzing the maturity and repricing relationships between interest-earning assets and interest-bearing liabilities at specific points in time (“GAP”) and by analyzing the effects of interest rate changes on net interest income over specific periods of time by projecting the performance of the mix of assets and liabilities in varied interest rate environments. Interest rate sensitivity reflects the potential effect on net interest income of a movement in interest rates. A company is considered to be asset sensitive, or having a positive GAP, when the amount of its interest-earning assets maturing or repricing within a given period exceeds the amount of its interest-bearing liabilities also maturing or repricing within that time period. Conversely, a company is considered to be liability sensitive, or having a negative GAP, when the amount of its interest-bearing liabilities maturing or repricing within a given period exceeds the amount of its interest-earning assets also maturing or repricing within that time period. During a period of rising interest rates, a negative GAP would tend to affect net interest income adversely, while a positive GAP would tend to result in an increase in net interest income. During a period of falling interest rates, a negative GAP would tend to result in an increase in net interest income, while a positive GAP would tend to affect net interest income adversely. However, it is our intent to achieve a proper balance so that incorrect rate forecasts should not have a significant impact on earnings.

Interest rate sensitivity analysis presents the amount of assets and liabilities that are estimated to reprice through specified periods. The interest rate sensitivity analysis in the table below reflects our assets and liabilities on December 31, 2008 that will either be repriced in accordance with market rates, mature or are estimated to mature early within the periods indicated (dollar amounts in thousands). This is a one-day position that is continually changing and is not necessarily indicative of our position at any other time.

As illustrated in the table below, the banking segment is asset sensitive overall, but liability sensitive in the short term. This occurs due to a reclassification made for regulatory purposes. The reclassification shifts noninterest-bearing demand deposits to interest-bearing demand deposits, resulting in a reduction of the reserves the Bank is required to carry. The Bank is asset sensitive primarily due to the high ratio of loans to interest sensitive assets. The majority of the loan portfolio is indexed to the Wall Street Journal Prime rate and can adjust either daily or monthly. To match this, the Bank has also kept the maturities of most of its borrowings short, either maturing or repricing within one month. It also attempts to match longer term assets with certificates of deposit with terms of three to five years.

	December 31, 2008
	(Dollar amounts in thousands)
	3 Months or Less	> 3 Months to 1 Year	> 1 Year to 3 Years	> 3 Years to 5 Years	> 5 Years	Total

Interest sensitive assets:
Loans(1)	$2,035,027	$315,540	$237,039	$75,751	$179,756	$2,843,113
Securities	26,079	44,771	61,486	23,090	229,901	385,327
Federal funds sold	21,786	—	—	—	—	21,786
Other interest sensitive assets	7,681	—	—	—	—	7,681

Total interest sensitive assets	2,090,573	360,311	298,525	98,841	409,657	3,257,907

Interest sensitive liabilities:
Interest bearing checking(1)	$1,163,733	$—	$—	$—	$—	$1,163,733
Savings	151,341	—	—	—	—	151,341
Time deposits	1,025,153	268,243	55,523	9,161	5,802	1,363,882
Notes payable & other borrowings	324,170	574	3,204	847	5,898	334,693

Total interest sensitive liabilities	2,664,397	268,817	58,727	10,008	11,700	3,013,649

Interest sensitivity gap	$(573,824)	$91,494	$239,798	$88,833	$397,957	$244,258

Cumulative interest sensitivity gap	$(573,824)	$(482,330)	$(242,532)	$(153,699)	$244,258

Percentage of cumulative gap to total interest Sensitive assets	-17.61%	-14.80%	-7.44%	-4.72%	7.50%

(1)	Excludes First Southwest.

The positive GAP in the interest rate sensitivity analysis indicates that our net interest income would rise if rates increase and fall if rates decline. Because of inherent limitations in interest rate sensitivity analysis, the Bank uses multiple interest rate risk measurement techniques. Simulation analysis is used to subject the current repricing conditions to rising and falling interest rates in increments and decrements of 1%, 2% and 3% to determine the effect on net interest income changes for the next 12 months. The Bank also measures the effects of changes in interest rates on market value of portfolio equity by discounting future cash flows of deposits and loans using new rates at which deposits and loans would be made to similar depositors and borrowers. Market value changes in the investment portfolio are estimated by discounting future cash flows and using duration analysis. Loan and investment security prepayments are estimated using current market information. We believe the simulation analysis presents a more accurate picture since certain rate indices that affect liabilities do not change with the same magnitude over the same period of time as changes in the prime rate or other indices that reprice loans and investment securities. The projected changes in net interest income at December 31, 2008 were in compliance with established policy guidelines.

The table below shows the estimated impact of increases and decreases in interest rates of 1%, 2% and 3% on net interest income and on market value of portfolio equity for the banking segment as of December 31, 2008 (dollar amounts in thousands). While the table below shows results for the banking segment only, the impact of changes in interest rates on our overall net interest income would be substantially the same as shown in the table below.

	December 31, 2008
	Changes In Net Interest Income		Changes in Market Value of Portfolio Equity

Change in Interest Rates	Amount	Percent	Amount	Percent
Up 3%	3,913	3.15%	16,957	3.59%
Up 2%	24	0.02%	8,338	1.77%
Up 1%	(533)	-0.43%	4,596	0.97%
Down 1%	166	0.13%	(23,113)	-4.89%
Down 2%	294	0.24%	(52,837)	-11.19%
Down 3%	(535)	-0.43%	(67,948)	-14.38%

The projected changes in net interest income and market value of portfolio equity to changes in interest rates at December 31, 2008 were in compliance with established policy guidelines. These projected changes in the market value of portfolio equity model are based on numerous assumptions of growth and changes in the mix of assets or liabilities.

Due to the historically low interest rate environment, the table shown above is currently producing results that upon first glance may appear unusual. Because short term rates are so close to zero, the model results in the “Down” shock scenarios are less applicable than normal. These results are also clouded by certain modeling assumptions such as not allowing deposit or loan rates to fall below zero. The modeling results in the “Up” scenarios remain valid and relevant. In the Up 100 and Up 200 scenarios, the bank’s interest rate margin is compressed as funding costs rise and yields on assets fail to offset this increased cost. Yields on earning assets do not immediately react to rising rates in these scenarios because repricing floors are currently in place and in effect for a significant portion of the loan portfolio. When rates rise more than 2%, the margin begins to benefit as loans currently standing at floor rates reprice higher.

Off-Balance-Sheet Arrangements; Commitments; Guarantees

In the normal course of business, we enter into various transactions, which, in accordance with accounting principles generally accepted in the United States, are not included in our consolidated balance sheets. We enter into these transactions to meet the financing needs of our customers. These transactions include commitments to extend credit and standby letters of credit, which involve, to varying degrees, elements of credit risk and interest rate risk in excess of the amounts recognized in its consolidated balance sheets.

We enter into contractual loan commitments to extend credit, normally with fixed expiration dates or termination clauses, at specified rates and for specific purposes. Substantially all of our commitments to extend credit are contingent upon customers maintaining specific credit standards until the time of loan funding. We minimize our exposure to loss under these commitments by subjecting them to credit approval and monitoring procedures. We assess the credit risk associated with certain commitments to extend credit in determining the level of the allowance for possible loan losses.

Standby letters of credit are written conditional commitments issued by us to guarantee the performance of a customer to a third party. In the event the customer does not perform in accordance with the terms of the agreement with the third party, we would be required to fund the commitment. The maximum potential amount of future payments we could be required to make is represented by the contractual amount of the commitment. If the commitment is funded, we would be entitled to seek recovery from the customer. Our policies generally require that standby letter of credit arrangements contain security and debt covenants similar to those contained in loan agreements.

In the normal course of business, First Southwest executes, settles, and finances various securities transactions that may expose First Southwest to off-balance sheet risk in the event that a customer or counterparty does not fulfill its contractual obligations. Examples of such transactions include the sale of securities not yet purchased by customers or for the account of First Southwest, clearing agreements between First Southwest and various clearinghouses and broker/dealers, secured financing arrangements that involve pledged securities, and when-issued underwriting and purchase commitments.

Critical Accounting Policies and Estimates

Our accounting policies are integral to understanding the results reported. Our accounting policies are described in detail in Note 1 to our consolidated financial statements for the three months ended March 31, 2009 and the year ended December 31, 2008, and you are encouraged to read Note 1 for additional insight into management’s approach and methodology in estimating the allowance for loan losses. We believe that of our significant accounting policies, the allowance for loan losses may involve a higher degree of judgment and complexity.

The allowance for loan losses is a valuation allowance for probable losses inherent in the loan portfolio. Loans are charged to the allowance when the loss is confirmed or when a determination is made that a probable loss has occurred on a specific loan. Recoveries are credited to the allowance at the time of recovery. Throughout the year, management estimates the probable level of losses to determine whether the allowance for credit losses is adequate to absorb losses in the existing portfolio. Based on these estimates, an amount is charged to the provision for loan losses and credited to the allowance for loan losses in order to adjust the allowance to a level determined to be adequate to absorb losses. Management’s judgment as to the level of probable losses on existing loans involves the consideration of current economic conditions and their estimated effects on specific borrowers; an evaluation of the existing relationships among loans, potential loan losses and the present level of the allowance; results of examinations of the loan portfolio by regulatory agencies; and management’s internal review of the loan portfolio. In determining the ability to collect certain loans, management also considers the fair value of any underlying collateral. The amount ultimately realized may differ from the carrying value of these assets because of economic, operating or other conditions beyond our control. For a complete discussion of allowance for loan losses and provisions for loan losses, see the sections entitled “Allowance for Loan Losses.”

ITEM 3.	PROPERTIES

As of December 31, 2008, our banking segment conducted business at 30 full service banking locations, two drive-in facilities and two operations centers. Our principal executive offices are currently located at 2911 Turtle Creek Blvd., Suite 700, Dallas, TX 75219, in space leased by the company. We are in the process of relocating our principal executive offices to 2323 Victory Avenue, Suite 1400, Dallas, TX 75219. The move is expected to be completed during the third quarter of 2009. In addition to our principal office, we operate the following banking locations:

	Owned	Leased	Total
Banking centers in Dallas/Fort Worth metropolitan area	0	13	13
Banking centers in Austin metropolitan area	0	4	4
Banking centers in Lubbock area	9	6	15
Banking centers in San Antonio area	0	2	2

Total	9	25	34

We have options to renew leases at most locations.

As of December 31, 2008, our mortgage origination segment conducted business at 93 locations in 17 states, including California, Colorado, Nevada, Texas and Washington. Each of these locations is leased by PrimeLending.

As of December 31, 2008, our financial advisory segment conducted business at 21 branch offices in Alaska, Arkansas, California, Connecticut, Florida, Massachusetts, New York, North Carolina, Rhode Island and Texas. Each of these offices is leased by First Southwest or one of its subsidiaries.

ITEM 4.	SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table and accompanying footnotes set forth as of March 31, 2009, certain information regarding the beneficial ownership of the shares of our common stock by: (i) each person who is known by us to own beneficially more than 5% of such shares; (ii) each member of our board of directors and each of our named executive officers; and (iii) all of our directors and executive officers as a group (12 persons). Alan White, our Chairman, President and Chief Executive Officer; Jeff Isom, our Executive Vice President and Chief Financial Officer; Hill Feinberg, Chief Executive Officer of First Southwest; Roseanna McGill, Chief Executive Officer of PrimeLending; and Jerry Schaffner, Senior Executive Vice President of Lending and President of the Bank, are currently the only executive officers of Plains Capital. Except as otherwise indicated, the beneficial owners listed in the table below have sole voting and investment powers with respect to the shares indicated, and the address for each beneficial owner is 2911 Turtle Creek Blvd., Suite 700, Dallas, TX 75219. The applicable percentage ownership is based on 11,091,103 shares of our common stock issued as of March 31, 2009, plus, on an individual basis, the right of that individual to obtain common stock upon exercise of stock options within 60 days of March 31, 2009. The aggregate amount of shares of our common stock issued includes 565,810 shares of common stock that are held in escrow by an escrow agent on behalf of the former stockholders of First Southwest that may be released to such stockholders upon the satisfaction of the earnout provisions contained in the Merger Agreement. The former stockholders of First Southwest are entitled to vote these earnout shares prior to their cancellation or release from escrow.

	Common Stock Beneficially Owned
Name	Number	Percentage
Directors and Officers
Giles Dalby	45,139	*
Hill Feinberg(1)	721,715	6.5%
Mark Griffin	11,098	*
Jeff Isom(2)	35,490	*
Robert King, M.D.	232,749	2.1%
Lee Lewis(3)	259,200	2.3%
Roseanna McGill(4)	13,292	*
Ted Rushing(5)	280,700	2.5%
Jerry Schaffner(6)	74,492	*
Michael Seger, M.D. (7)	108,346	*
Robert Taylor	10,959	*
Alan White(8)	935,063	8.4%
Plains Capital Officers and Directors as a Group (12 persons)	2,728,243	24.5%

Certain Persons
Plains Capital Corporation ESOP(9)	573,696	5.2%

*	Less than 1%.
(1)	Includes 166,832 shares of common stock (the “Feinberg Earnout Shares”) currently held in escrow for the benefit of Mr. Feinberg. The Feinberg Earnout Shares are subject to the earnout provisions of the Merger Agreement. Mr. Feinberg may not receive the Feinberg Earnout Shares until January 31, 2013, and the number of shares that he will receive, if any, is subject to reduction in accordance with the terms of the Merger Agreement. Mr. Feinberg has the right to vote the Feinberg Earnout Shares prior to their cancellation or release from escrow and may be deemed the beneficial owner thereof. Also includes 42,386 shares of common stock issuable to Mr. Feinberg upon exercise of stock options. 10,596 shares of common stock underlying certain of these options (the “Feinberg Earnout Option Shares”) remain subject to the earnout provisions of the Merger Agreement. The Feinberg Earnout Option Shares are currently exercisable, but Mr. Feinberg may not receive the Feinberg Earnout Option Shares until January 31, 2013, and the number of shares that he will receive upon exercise of the related stock options, if any, is subject to reduction in accordance with the terms of the Merger Agreement. Mr. Feinberg would have the right to vote any Feinberg Earnout Option Shares prior to their cancellation or release from escrow and may be deemed the beneficial owner thereof. Also includes 12,000 shares of restricted stock granted to Mr. Feinberg. Pursuant to the terms of Mr. Feinberg’s restricted stock grant, he has the right to vote such shares and may be deemed the beneficial owner thereof.
(2)	Includes 3,792 shares of common stock issuable to Mr. Isom upon exercise of stock options issued under the Stock Option Plans. Also includes 10,000 shares of restricted stock granted to Mr. Isom. Pursuant to the terms of Mr. Isom’s restricted stock grant, he has the right to vote such shares and may be deemed the beneficial owner thereof. Also includes 10,505 shares of common stock allocated to the account of Mr. Isom pursuant to the Plains Capital Corporation Employees’ Stock Ownership Plan (the “ESOP”). Upon the effectiveness of this registration statement on Form 10, each ESOP participant will have the right to direct the ESOP Trustee to vote the shares allocated to his or her account on all matters requiring the vote of our stockholders and as such, Mr. Isom may be deemed the beneficial owner of such shares.
(3)	Includes 259,200 shares of common stock held by Lee Lewis Construction. Mr. Lewis is the sole owner of Lee Lewis Construction and may be deemed to have voting and/or investment power with respect to the shares owned by Lee Lewis Construction.
(4)	Includes 35 shares of common stock allocated to the account of Ms. McGill pursuant to the ESOP. Upon the effectiveness of this registration statement on Form 10, each ESOP participant will have the right to direct the ESOP Trustee to vote the shares allocated to his or her account on all matters requiring the vote of our stockholders and as such, Ms. McGill may be deemed the beneficial owner of such shares.
(5)	Includes 223,706 shares held by Lubbock Commercial Building, Inc. Mr. Rushing owns 50% of the stock and is an officer of Lubbock Commercial Building, Inc. and may be deemed to have voting and/or investment power with respect to the shares owned by Lubbock Commercial Building, Inc. Also includes 9,448 shares held by Alhambra Mortgage Co. Mr. Rushing owns 50% of the stock and is a director of Alhambra Mortgage Co. and may be deemed to have voting and/or investment power with respect to the shares owned by Alhambra Mortgage Co. Also includes 47,002 shares held by the Rushing Family Foundation. Mr. Rushing serves as a director of the Rushing Family Foundation and may be deemed the beneficial owner of the shares held thereby.
(6)	Includes 4,344 shares of common stock issuable to Mr. Schaffner upon the exercise of stock options issued under the Stock Option Plans. Also includes 5,142 shares of common stock held by Mr. Schaffner in an individual retirement account and 627 shares held by Susan Schaffner, the spouse of Mr. Schaffner, in an individual retirement account. Also includes 15,000 shares of restricted stock granted to Mr. Schaffner. Pursuant to the terms of Mr. Schaffner’s restricted stock grant, he has the right to vote such shares and may be deemed the beneficial owner thereof. Also includes 13,164 shares of common stock allocated to the account of Mr. Schaffner pursuant to the ESOP. Upon the effectiveness of this registration statement on Form 10, each ESOP participant will have the right to direct the ESOP Trustee to vote the shares allocated to his or her account on all matters requiring the vote of our stockholders and as such, Mr. Schaffner may be deemed the beneficial owner of such shares.
(7)	Includes 28,224 shares of common stock held by Mr. Seger in an individual retirement account; 5,473 shares held directly by Christine Seger, the spouse of Mr. Seger; and 2,073 shares held by Christine Seger in an individual retirement account.
(8)

Includes 6,720 shares of common stock issuable to Mr. White upon exercise of stock options issued under the Stock Option Plans; 40,762 held by Mr. White in an individual retirement account; 27,716 held by Alan White 801 Investments; and 796,374 shares held by Maedgen & White, Ltd. Mr. White is the sole general partner of Alan White 801 Investments and the sole general partner of Maedgen & White, Ltd. and may be deemed to have voting and/or investment power with respect to the shares owned by Alan White 801 Investments and Maedgen & White, Ltd. Also includes 50,000 shares of restricted stock granted to Mr. White. Pursuant to the terms of Mr. White’s restricted stock grant, he has the right to vote such shares and may be deemed the beneficial owner thereof. Also includes 13,491 shares of common stock allocated to the account of Mr. White pursuant to the ESOP. Upon the effectiveness of this registration statement on Form 10, each ESOP participant will have the right to direct the ESOP Trustee to vote the shares allocated to his or her account on all matters requiring the vote of our stockholders and as such, Mr. White may be deemed the beneficial owner of such shares.

(9)	Pursuant to the ESOP, upon the effectiveness of this registration statement on Form 10, each ESOP participant will have the right to direct the ESOP Trustee to vote the shares allocated to his or her account on all matters requiring the vote of our stockholders. In the event that a participant does not direct the ESOP Trustees on how to vote his or her allocated shares, the ESOP Committee will determine how such shares are voted and may deemed the beneficial holder thereof. The ESOP Committee has the right to vote all unallocated shares held by the ESOP and may be deemed the beneficial owner thereof. In the event that the ESOP Committee does vote the unallocated shares held by the ESOP or the allocated shares for which ESOP participants have not directed them to vote, then the ESOP Trustees will determine how such shares are voted and may be deemed the beneficial holder thereof.

There are no arrangements currently known to us, the operation of which may at a subsequent date result in a change of control of Plains Capital.

ITEM 5.	DIRECTORS AND EXECUTIVE OFFICERS

Our directors are elected by our stockholders at our annual meeting, which is generally held in April of each year. Directors hold office for one year or until their successors are chosen and qualify. We currently have nine directors. Our executive officers are elected by the board of directors and hold office until their successors are chosen and qualify. The following table sets forth information concerning our executive officers and directors as of March 31, 2009:

Name	Age	Positions
Alan White	60	Director, Chairman, President and Chief Executive Officer

Hill Feinberg	61	Director, Chief Executive Officer of First Southwest

Jeff Isom	52	Executive Vice President and Chief Financial Officer

Roseanna McGill	58	Chief Executive Officer of PrimeLending

Jerry Schaffner	51	Senior Executive Vice President of Lending; President of PlainsCapital Bank

Hon. Giles Dalby	76	Director

Mark Griffin	54	Director

Robert King, M.D.	58	Director

Lee Lewis	57	Director

Ted Rushing	59	Director

Michael Seger, M.D.	64	Director

Robert Taylor, Jr.	61	Director

Alan B. White. Mr. White is one of our founders and has served as Chairman, President and Chief Executive Officer of Plains Capital since 1987. Mr. White received his Bachelors of Business Administration in Finance at Texas Tech University. Mr. White’s current charitable and civic service includes serving as a member of the Cotton Bowl Athletic Association Board of Directors, the MD Anderson Cancer Center Living Legend Committee, the Super Bowl XLV Host Committee and Board of Directors, and the Dallas Citizens Council. He was also the founding chairman of the Texas Tech School of Business Chief Executive’s Roundtable; the former chairman of the Texas Tech Board of Regents, the Covenant Health System Board of Trustees, and the Methodist Hospital System Board of Trustees; and a member of the Texas Tech University President’s Council and the Texas Hospital Association Board.

Jeff Isom. Mr. Isom joined Plains Capital in 1989 and has held various officer positions with Plains Capital. Mr. Isom has served as an Executive Vice President and the Chief Financial Officer since 1998. Mr. Isom was a non-voting, advisory director of Plains Capital from 1991 until March 2009.

Hill Feinberg. Mr. Feinberg has served as Chairman and Chief Executive Officer of First Southwest since 1991 and was appointed to serve as one of our directors on December 31, 2008 in conjunction with our acquisition of First Southwest. The Merger Agreement requires us to take all necessary action so that Mr. Feinberg is elected or appointed to serve as a member of our board of directors for three consecutive one year terms. Prior to joining First Southwest, Mr. Feinberg was a senior managing director at Bear Stearns & Co. Mr. Feinberg is a past chairman of the Municipal Securities Rulemaking Board, the self-regulatory organization with responsibility for authoring the rules that govern the municipal securities activities of registered brokers. Mr. Feinberg also is a member of the board of directors of Energy XXI (Bermuda) Limited, a public company.

Jerry Schaffner. Mr. Schaffner joined Plains Capital in 1993 and has held various officer positions with Plains Capital. He currently serves as Senior Executive Vice President of Lending for Plains Capital and the President of the Bank. He previously served as a director of Plains Capital from 1993 until 2009. Mr. Schaffner received his Bachelor of Business Administration in Finance from Texas Tech University. He currently serves as a member of the Texas Tech University Chancellors Council and is a former member of the Lubbock Zoning Board of Adjustments and the Lubbock Real Estate Research Center Advisory Board.

Roseanna McGill. Ms. McGill was a director of Plains Capital from 2000 until 2009. She has been the Chief Executive Officer of PrimeLending since 1986. PrimeLending was acquired as a wholly-owned mortgage-banking subsidiary of the Bank in 2000.

Hon. Giles Dalby. Mr. Dalby has been a director of Plains Capital since 1989 and a director of the Bank since 1981. From 1971 until 1985 and 1987 until he retired on December 31, 2006, Mr. Dalby served as a County Judge in Garza County, Texas. As a retired County Judge, Mr. Dalby continues to hear cases assigned to him. Mr. Dalby also currently serves as Chairman of the Post Economic Development Corporation, as Chairman of the Garza Central Appraisal District and as a board member of each of The Lubbock Club and The Garza Historical Museum. He is a member of the American Judicature Society. Mr. Dalby also managed and operated the Cross H Ranch in Garza County, Texas until he retired in 2007. From 1995 until 2006, he served as Chairman of the Workers’ Compensation Board of Texas Association of Counties and from 1981 until 2006, he served as Chairman of the State Committee for County Judges Continuing Education

Mark Griffin. Mr. Griffin has served as a director of Plains Capital since 1997. Mr. Griffin has been the President of Rip Griffin Truck Service Center, Inc., a Texas corporation, since 1995. Rip Griffin Truck Service Center primarily operates truck service centers in the Southwest region of the United States as well as wholesale fuel marketing, storage and transportation in the western United States.

Robert King, M.D. Dr. King has been a director of Plains Capital since 1992. Dr. King has been in the private practice of orthopedic surgery and medicine in Lubbock, Texas since 1980.

Lee Lewis. Mr. Lewis has been a director of Plains Capital since 1989. He is the Chief Executive Officer of Lee Lewis Construction, Inc. Mr. Lewis has been engaged in the construction business in Texas since 1976.

Ted Rushing. Mr. Rushing has been a director of Plains Capital since 1989. Mr. Rushing has been engaged in the business of commercial real estate development in Lubbock, Texas since 1971. He is currently the Vice President of Lubbock Commercial Buildings, Inc.

Michael Seger, M.D. Dr. Seger has been a director of Plains Capital since 1987. From 1979 until he retired in 1994, Dr. Seger engaged in the private practice of internal medicine in Lubbock, Texas.

Robert Taylor, Jr. Mr. Taylor has been a director of Plains Capital since 1997. Mr. Taylor has been engaged in the wholesale distribution business in Lubbock, Texas since 1971. Since 2007, Mr. Taylor has served as the Vice President of Logistics for United Supermarkets, L.L.C., a Texas limited liability company engaged in the retail grocery business in Texas since 1915. From 2002 to 2007, Mr. Taylor was the President of R.C. Taylor Distributing, Inc., a Texas corporation that distributed general merchandise, candy and tobacco to retail outlets in West Texas and Eastern New Mexico.

Compensation Committee Interlocks and Insider Participation

During 2008, the members of our Compensation Committee were Michael Seger, Chairman, Giles Dalby, Wayne Pope and Alan White (ex-officio). None of our executive officers has ever served as a member of the board of directors or compensation committee of any non-affiliated entity that has or has had one or more executive officers who serve on our board of directors or compensation committee.

ITEM 6.	EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

The following Compensation Discussion and Analysis should be read in conjunction with the “Summary Compensation Table” and related tables that are presented elsewhere in this registration statement on Form 10.

Introduction and Summary

The purpose of this Compensation Discussion and Analysis is to provide information about each material element of compensation that we pay or award to, or that is earned by: (i) the person who served as our principal executive officer during fiscal 2008; (ii) the person who served as our principal financial officer during fiscal 2008; and (iii) our three most highly compensated executive officers, other than the principal executive officer or principal financial officer, who were serving as executive officers, as determined in accordance with the rules and regulations promulgated by the SEC, as of December 31, 2008 with compensation during fiscal 2008 of $100,000 or more (the “Named Executive Officers”), and to explain the numerical and related information contained in the tables located below. For our 2008 fiscal year, our Named Executive Officers were:

•	Alan White, Chairman, President and Chief Executive Officer;

•	Jeff Isom, Executive Vice President and Chief Financial Officer;

•	Hill Feinberg, Director and Chief Executive Officer of First Southwest;

•	Roseanna McGill, Chief Executive Officer of PrimeLending; and

•	Jerry Schaffner, Senior Executive Vice President of Lending; President of PlainsCapital Bank.

The Compensation Committee

Our Compensation Committee is currently composed of Michael Seger, Chairman, Giles Dalby, and Robert Taylor. During 2008, the members of our Compensation Committee were Michael Seger, Chairman, Giles Dalby, Wayne Pope and Alan White (ex-officio). Our common stock is not currently listed on any national exchange, or quoted on any inter-dealer quotation service, that imposes independence requirements on our board of directors or any committee thereof. Our board of directors has evaluated the independence of the members of our Compensation Committee and determined that the members of our Compensation Committee have not accepted any consulting, advisory or other fees from the Company other than in their capacities as members of our board of directors or a committee of our board of directors. Based upon this standard, our board of directors has determined that each of the members of our Compensation Committee is independent. Furthermore, we believe that each of the members of our Compensation Committee would qualify as an “independent director” within the meaning of NASDAQ Listing Rule 5605.

Role of Executive Officers in Determining Compensation

The Compensation Committee acts on behalf of our board of directors to establish the company’s general compensation policies for our executive officers. The board of directors determines whether the Compensation Committee will make determinations as a committee or will make recommendations to the board of directors. In fiscal 2008, the Compensation Committee determined the compensation of our executive officers and delegated to senior executive officers compensation determinations for employees in their respective divisions.

Compensation Philosophy and Objectives

We have developed a compensation program for executives and other employees designed to meet the following goals:

•	align the interest of executives and employees with those of our stockholders;

•	reward performance and further the long-term interests of our stockholders;

•	attract, motivate and retain executives and employees with competitive compensation for our industry and the labor markets in which we operate;

•	build and encourage ownership by our employees of our shares; and

•	balance our short-term and long-term strategic goals.

Compensation Program Structure and Elements

To the extent permitted by law, our management compensation program is comprised of four elements: base salary, cash bonus, equity-based compensation, and other benefits.

•

Base Salary. We pay base salary in order to recognize each Named Executive Officer’s unique value and historical contributions to our success in light of salary norms in the industry and the general marketplace; to match competitors for executive talent; to provide Named Executive Officers with sufficient, regularly paid income; and to reflect position and responsibility.

In setting competitive salary levels, the Compensation Committee is advised by Corporate Human Resources, which regularly evaluates current salary levels by surveying similar institutions in the United States. For example, in determining compensation for fiscal 2008 and 2009, the Compensation Committee was advised that Corporate Human Resources reviewed (i) Towers Perrin Financial Services Executive Database 2007/2008 U.S. Commercial Bank Report with appropriately aged data; and (ii) the Watson Wyatt 2008/2009 Survey Report on Financial Institution Compensation: General Executive Positions. In addition, Corporate Human Resources may from time to time obtain comparative data from independent third party consultants.

The Compensation Committee did not benchmark against any of these sources of information, but it did consider these sources of information in order to determine whether the compensation packages being offered by us were competitive. Based upon this information, the Compensation Committee has determined that the compensation packages being offered are competitive.

•

Cash Bonus. Until passage of the ARRA, we included an annual discretionary cash bonus as part of our management compensation program for all of our management team, including the Named Executive Officers, because we believe this element of compensation (i) helps focus management on, and motivate management to achieve, key annual corporate objectives by rewarding the achievement of these objectives and (ii) is necessary to be competitive from a total remuneration standpoint. On March 18, 2009, our Compensation Committee adopted a resolution proscribing the payment of any bonuses to our five most highly-compensated employees unless permitted under Section 111(b)(3)(D) of the EESA. Therefore, we anticipate that our Named Executive Officers will not receive a discretionary bonus during the TARP Restricted Period (defined below) unless they are in the form of long-term restricted stock that complies with Section 111(b)(3)(D) of the EESA and the regulations promulgated thereunder.

Annual cash bonuses are an integral component of compensation that link and reinforce executive decision-making and performance with our annual objectives. Prior to the action of our Compensation Committee to limit discretionary bonuses in accordance with the ARRA, our Compensation Committee exercised its discretion in awarding cash bonuses on an annual basis. The Compensation Committee’s determination of whether to award a discretionary bonus for fiscal 2008 to each of the Named Executive Officers other than Mr.

Feinberg, was based on a review by the Compensation Committee of both objective and subjective criteria but was not based upon any formal established objective criteria. Some of the objective criteria that were considered include (i) loan growth, (ii) deposit growth, (iii) general and administrative expense control, (iv) profitability and (v) other income growth. Throughout 2008, our board of directors, which included Mr. White, our President and Chief Executive Officer, Mr. Isom, our Chief Financial Officer, Mr. Schaffner, President of the Bank, Ms. McGill, Chief Executive Officer of PrimeLending, and the members of the Compensation Committee, met periodically to evaluate our budget and overall performance, including the aforementioned criteria. In February 2009, the Compensation Committee determined the bonuses paid to the Named Executive Officers other than Mr. Feinberg, based on individual performance reviews, our budget and the Compensation Committee’s examination of our results for 2008. Ms. McGill’s bonus was also based on a review by the Compensation Committee of PrimeLending of both objective and subjective criteria, but was not based upon any formal established objective performance criteria. Mr. Feinberg will not receive a discretionary bonus for 2009.

•

Equity Based Compensation. Our equity based compensation program is the primary vehicle for (i) aligning Named Executive Officers’ and other employees’ interests with the interests of our stockholders, (ii) offering long-term incentives and rewards to the Named Executive Officers and other employees, (iii) providing an incentive for retention of Named Executive Officers and employees and (iv) providing a competitive total compensation package.

Equity-based compensation is awarded pursuant to four incentive stock option plans that were established in 2001, 2003, 2005 and 2007 (the “Stock Option Plans”). The Stock Option Plans provide for the granting of stock options to our officers and key employees. Each of the 2001, 2003 and 2005 Stock Option Plans provide for option grants that could result in the issuance of up 50,000 shares of our common stock, subject to increase or decrease in the event of a stock dividend or stock split. Our 2007 Stock Option Plan provides for option grants that could result in the issuance of up to 150,000 shares of our common stock, subject to increase or decrease in the event of a stock dividend or stock split. At December 31, 2008, a total of 159,098 shares were available for grant under the Stock Option Plans. The Compensation Committee administers the Stock Option Plans. Subject to the terms of each Stock Option Plan, the Compensation Committee determines the persons who are to receive awards, the number of shares subject to each such award and the terms, types and conditions of such awards. Awards under the Stock Option Plans are based upon a review of both objective and subjective criteria and are not made upon any formal established objective goals. Since adoption of the resolution of our Compensation Committee on March 18, 2009, our Named Executive Officers will only be permitted to receive discretionary equity-based compensation in the form of long-term restricted stock that complies with Section 111(b)(3)(D) of the EESA and the regulations promulgated thereunder.

•

Other Benefits. Our Named Executive Officers also either participate in or are eligible to participate in our other benefit plans and programs on the same terms as other employees, including the Plains Capital Corporation 401(k) Plan (the “401(k) Plan”), the Plains Capital Corporation Employees’ Stock Ownership Plan (the “ESOP”), medical, dental and vision insurance, term life insurance, short-term disability insurance, and long-term disability insurance. Additionally, Mr. White, Mr. Isom and Mr. Schaffner participate in the PlainsCapital Bank Supplemental Executive Pension Plan (the “SEPP”). These benefits enable us to match competitors and retain talent.

The 401(k) Plan is a qualified 401(k) savings and retirement plan. All of our employees, including the Named Executive Officers, are generally eligible to participate in the 401(k) Plan. To encourage retirement savings under the 401(k) Plan, we provide a discretionary employer matching contribution equal to a percentage of the participants’ elective deferrals. Under the terms of the 401(k) Plan for 2008, eligible employees were permitted to defer up to $15,500 of their eligible pay, and we made a matching contribution of 50% of the first 5% of eligible pay deferred by each eligible employee under the 401(k) Plan.

The ESOP was established in 2004 as a non-contributory qualified plan and provides for the granting of our common stock to eligible employees who have remained with us through the end of each year. The ESOP Committee administers the ESOP and makes recommendations to the Compensation Committee with respect to the annual discretionary contribution. On an annual basis, we make a discretionary contribution to the ESOP, which goes toward a release of shares to be allocated to participant accounts, including those of the Named

Executive Officers. In fiscal year 2008, we contributed $1.4 million and released 15,401 shares into the ESOP on behalf of eligible participants. Stock is allocated to the account of each eligible participant in the ESOP annually based upon eligible compensation paid to each eligible participant. Qualified plans, such as the ESOP, are required to report account values on an annual basis under the Employer Retirement Income Security Act. Solely for this purpose, the ESOP trustee obtained an independent appraisal of the shares of our common stock held in the ESOP. As of December 31, 2008, the value of the shares of common stock held in the ESOP was determined to be $38.00 per share. Because there is no established public trading market for shares of our common stock, this value obtained for ESOP purposes may not reflect the actual market value of a share of our common stock.

More information on the terms of our SEPP is provided under the section entitled “Pension Benefits” below.

Tax Code Considerations

Section 162(m) of the Internal Revenue Code of 1986, as amended (the “Code”) disallows a corporate income tax deduction for executive compensation paid to its principal executive officer or any of its three other highest compensated officers (other than the principal executive officer and the principal financial officer) in excess of $1 million per year unless it is performance-based and is paid under a plan satisfying the requirements of Section 162(m). As a condition to our participation in the TARP Capital Purchase Program, we agreed not to claim any deduction for remuneration for federal income tax purposes in excess of $500,000 for our Named Executive Officers that would not be deductible if Section 162(m)(5) of the Code were applied to us. Our Compensation Committee believes that the compensation arrangements with certain of our Named Executive Officers will exceed the limits on deductibility during the current fiscal year.

TARP Capital Purchase Program

On December 19, 2008, we sold approximately $87.6 million in Series A and Series B Preferred Stock to the U.S. Treasury Department pursuant to the TARP Capital Purchase Program promulgated under the EESA. As a participant in the TARP Capital Purchase Program, we are subject to executive compensation limits and other restrictions. Specifically, Section 111(b) of the EESA requires that that we: (i) ensure that our incentive compensation does not encourage our Named Executive Officers to take unnecessary and excessive risks; (ii) claw back any bonus or incentive paid to our Named Executive Officers based on materially inaccurate earnings statements or similar criteria; (iii) agree to prohibit any golden parachute payments to our Named Executive Officers; and (iv) agree not to deduct more than $500,000 of the remuneration paid to our Named Executive Officers.

The ARRA was enacted on February 17, 2009. The ARRA includes a wide variety of programs intended to stimulate the U.S. economy and imposes certain new executive compensation and corporate governance obligations on all current and future TARP Capital Purchase Program participants, including us, until the institution has redeemed the preferred stock sold to the U.S. Treasury Department. The executive compensation restrictions under the ARRA (described below) are more stringent than those currently in effect under the TARP Capital Purchase Program, but it is unclear how these executive compensation standards will relate to the similar standards recently announced by the U.S. Treasury Department, or whether the standards will be considered effective immediately or only after implementing regulations issued by the U.S. Treasury Department.

The ARRA amends Section 111 of EESA to require the Secretary of the Treasury to adopt additional standards with respect to executive compensation and corporate governance for TARP recipients (including us). The standards required to be established by the Secretary include, in part: (1) prohibitions on making golden parachute payments to senior executive officers and the next five most highly-compensated employees during such time as any obligation arising from financial assistance provided under the TARP remains outstanding (the “Restricted Period”); (2) prohibitions on paying or accruing bonuses or other incentive awards for certain senior executive officers and employees, except for awards of long-term restricted stock with a value equal to no greater than  1/3 of the subject employee’s annual compensation that do not fully vest during the Restricted Period or unless such compensation is pursuant to a valid written employment contract prior to February 11, 2009; (3) requirements that TARP Capital Purchase Program participants provide for the recovery of any bonus or incentive compensation paid to senior executive officers and the next 20 most highly-compensated employees based on statements of earnings, revenues, gains or other criteria later found to be materially inaccurate, with the Secretary having authority to negotiate for reimbursement; and (4) a review by the Secretary of all bonuses and other compensation paid by TARP participants to senior executive employees and the next 20 most highly-compensated employees before the date of enactment of the ARRA to determine whether such payments were inconsistent with the purposes of the ARRA.

The ARRA also sets forth additional corporate governance obligations for TARP recipients, including requirements for the Secretary to establish standards that provide for semi-annual meetings of compensation committees of the board of directors to discuss and evaluate employee compensation plans in light of an assessment of any risk posed from such compensation plans. TARP recipients are further required by the ARRA to have in place company-wide policies regarding excessive or luxury expenditures, permit non-binding stockholder “say-on-pay” proposals to be included in proxy materials, as well as require written certifications by the chief executive officer and chief financial officer with respect to compliance. The Secretary is required to promulgate regulations to implement the executive compensation and certain corporate governance provisions detailed in the ARRA.

Summary Compensation Table

The following table sets forth information regarding the total compensation received by or earned by our Named Executive Officers during 2008. This table and the accompanying narrative should be read in conjunction with the Compensation Discussion and Analysis, which sets forth the objectives and other information regarding our executive compensation program.

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($) (1)	Option Awards ($)	Non-Equity Incentive Plan Compensation	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($) (2)	All Other Compensation ($) (3)	Total ($)

Alan White (Chairman, President and Chief Executive Officer)	2008	$1,350,000	$500,000	—	—	—	$348,237	$894,141	$3,092,378

Jeff Isom (Chief Financial Officer)	2008	$240,000	$70,000	—	—	—	$31,980	$157,664	$499,644

Hill Feinberg (Chief Executive Officer of First Southwest)	2008	$240,000	$635,000	—	—	—	—	$214,335	$1,089,335

Roseanna McGill (Chief Executive Officer of PrimeLending)	2008	$375,000	—	—	—	—	—	$24,302	$399,302

Jerry Schaffner (President of PlainsCapital Bank)	2008	$420,000	$225,000	—	—	—	$54,091	$261,277	$960,368

(1)	We granted Messrs. White, Isom and Schaffner 50,000, 10,000, and 15,000 shares of our restricted stock on December 17, 2008, and Mr. Feinberg 12,000 shares of our restricted stock on December 31, 2008. Subject to certain exceptions, the shares of restricted stock vest ratably over a seven-year period. The grants are subject to the provisions of FAS 123R, and we expect to recognize the cost of these grants as compensation expense over the seven-year vesting period.
(2)	For each Named Executive Officer participating in the SEPP, includes the aggregate change in the actuarial present value of the Named Executive Officer’s accumulated benefit under the SEPP.
(3)	The following table is a breakdown of all other compensation included in the “Summary Compensation Table” for the Named Executive Officers:

All Other Compensation

Name	Year	Perquisites and Other Personal Benefits (1)	Gross-Ups or Other Amounts Reimbursed for the Payment of Taxes (2)	Company Contributions to Defined Contribution Plans (3)	Life Insurance Policies (4)	Director Fees (5)	Total All Other Compensation
Alan White	2008	$68,430	$800,000	$15,295	$5,016	$5,400	$894,141

Jeff Isom	2008	—	$135,000	$15,295	$1,969	$5,400	$157,664

Hill Feinberg	2008	—	$205,073	$7,750	$1,512	—	$214,335

Roseanna McGill	2008	$12,161	—	$5,750	$1,591	$4,800	$24,302

Jerry Schaffner	2008	$35,913	$202,500	$15,295	$2,169	$5,400	$261,277

(1)	For Mr. White, includes a car allowance of $36,000, $25,568 in club expenses, the personal use of Company automobiles, and the personal use of Company aircraft; for Ms. McGill, includes club expenses of $9,600 and $2,561 for the personal use of a Company automobile; and, for Mr. Schaffner, includes a car allowance of $24,000, $10,391 in club expenses, the personal use of Company automobiles and home alarm monitoring services. For each Named Executive Officer, excludes medical insurance premiums paid that are generally available to all employees of the Company on the same terms.
(2)	Represents gross-ups paid to each of Messrs. White, Isom, Feinberg and Schaffner, respectively, on shares of restricted stock granted to them in 2008.
(3)	For each of Messrs. White, Isom and Schaffner, includes the Company’s matching contribution on the 401(k) Plan in the amount of $5,750 and the Company’s contribution to the ESOP in the amount of $9,545 in each of their names. For Mr. Feinberg, represents the Company’s matching contribution on the 401(k) Plan of $7,750. For Ms. McGill, represents the Company’s matching contribution on the 401(k) Plan in the amount of $5,750.
(4)	For each of Ms. McGill and Messrs. White, Isom and Schaffner, includes $334 paid for basic life insurance and $483 paid for long-term disability insurance. For Mr. White, includes $3,425 paid for BOLI and $774 paid for group term life insurance. For Mr. Isom, includes $738 paid for BOLI and $414 paid for group term life insurance. For Mr. Schaffner, includes $938 paid for BOLI and $414 paid for group term life insurance. For Ms. McGill, includes $774 paid for group term life insurance. For Mr. Feinberg, includes $1,512 paid for life insurance.
(5)	During 2008, each of Ms. McGill and Messrs. White, Isom, and Schaffner were directors of the Company and were paid $600 for each regularly scheduled board of directors meeting such director attended and $1,200 for attending the board of directors meeting held in December.

Grants of Plan-Based Awards

The following table summarizes the 2008 grants of equity and non-equity plan-based awards.

Name	All Other Stock Awards: Number of Shares of Stock (#) (1)	All Other Options Awarded: Number of Securities Underlying Options (#)	Exercise Price of Base Price of Option Awards ($)	Grant Date Fair Value of Stock and Option Awards ($) (2)
Alan White	323.4327	—	—	$10,997

Jeff Isom	319.8492	—	—	$10,875

Hill Feinberg	—	—	—	—

Roseanna McGill	—	—	—	—

Jerry Schaffner	323.4324	—	—	$10,997

(1)	Represents shares of our common stock allocated to the account of each Named Executive Officer during 2008 under the ESOP based upon eligible compensation paid to such Named Executive Officer and from existing cash in each Named Executive Officer’s account.

(2)	The value of stock awarded is based upon the value of the stock imputed in the Merger Agreement in accordance with FAS 123R, which was $34.00 per share.

Narrative Disclosure Regarding Summary Compensation Table and Grants of Plan-Based Awards Table

The increased amount of compensation in the form of bonus, restricted shares and associated income tax gross-up payments paid to Mr. White during 2008 reflected principally two factors. First, the Compensation Committee’s belief that Mr. White had not historically received sufficient long term incentive compensation for the tireless and dedicated service he provided us over the prior 21 years in light of his leadership and the integral role Mr. White served in our success. By compensating Mr. White in the form of restricted shares that vest over a seven-year period and introducing a three year post termination non compete agreement to his revised employment agreement, the Compensation Committee believed it would further align Mr. White’s interests with our stockholders. Second, although allocated as income to Mr. White, the tax gross up payments were forwarded upon behalf of Mr. White directly to the IRS. Finally, $250,000 of his bonus was attributable to Mr. White’s efforts over the previous nine months in negotiating and facilitating the acquisition of First Southwest.

Similarly, Messrs. Isom and Schaffner were issued restricted shares and associated income tax gross up payments during 2008 to reflect their 20 years each of tireless and dedicated service they provided us and the critical role they served in our success. Their restricted stock was issued in conjunction with the execution of the existing employment agreements of Messrs. Isom and Schaffner that contain one year and three year post termination non compete agreements, respectively.

Prior to January 1, 2009, we had employment agreements with each of Messrs. White, Schaffner, and Isom, and Mr. Feinberg had an employment agreement with First Southwest. The compensation reported in the Summary Compensation Table reflects amounts paid to each of Messrs. White, Schaffner, Isom and Feinberg in accordance with their employment agreements in effect during 2008. We entered into new employment agreements with each of Messrs. White, Schaffner, and Isom effective as of January 1, 2009, and these new employment agreements succeeded the prior agreements between us and each of these individuals. The new employment agreements of Messrs. White, Schaffner and Isom generally follow the terms of their respective employment agreements that were in effect during 2008, except that each of the agreements in effect in 2009 differs to the extent necessary to comply with the EESA and the ARRA and to conform to Section 409A of the Code. Additionally, Mr. White’s base salary for 2008 of $1,350,000 has been reduced to $1,000,000 for 2009. We have also entered into an employment agreement with Mr. Feinberg effective January 1, 2009, and this employment agreement succeeded the prior agreement between First Southwest and Mr. Feinberg. Mr. Feinberg’s employment agreement in effect during 2008 was entered into with First Southwest before our merger with First Southwest. As such, the terms of Mr. Feinberg’s employment agreement in effect during 2008 were negotiated by First Southwest and were not subject to our compensation and benefits policies.

We have entered into employment agreements with four of the Named Executive Officers: Alan White, Jerry Schaffner, Hill Feinberg, and Jeff Isom. The current employment agreements of Messrs. White and Schaffner are effective for three years, from January 1, 2009 until December 31, 2011. The employment agreement of Mr. Feinberg is effective for two years, from December 31, 2008 to December 30, 2010. The employment agreement of Mr. Isom is effective for two years, from January 1, 2009 until December 31, 2010. These employment agreements automatically renew, unless we or the Named Executive Officer elects not to renew the agreement. For Messrs. White and Schaffner, such renewal period is three years. For Messrs. Feinberg and Isom, such renewal period is one year. The employment agreements between us and our Named Executive Officers provide for the following benefits:

•

Base Salary. Messrs. White, Isom, Feinberg and Schaffner are entitled to an annual base salary, which is reviewed and adjusted at least annually. Such base salary may not be reduced except as mandated by the executive compensation restrictions of the EESA or the ARRA. In 2009, Messrs. White, Isom, Feinberg and Schaffner are entitled to an annual base salary of $1,000,000, $240,000, $240,000, and $420,000, respectively.

•

Bonus. Subject to the executive compensation restrictions of the EESA and the ARRA, Messrs. White, Isom, Feinberg and Schaffner are each eligible to receive a discretionary annual bonus as determined in the sole discretion of the board of directors. However, the annual bonus cannot be less than the average annual bonus paid to the Named Executive Officer over the three prior calendar years.

•

Restricted Stock. Upon the execution of the employment agreements, Messrs. White, Isom, Feinberg and Schaffner were granted shares of restricted common stock. Such grants are subject to the terms and conditions of the restricted stock award agreement between us and the Named Executive Officer. Messrs. White, Isom, Feinberg and Schaffner were granted 50,000 shares, 10,000 shares, 12,000 shares and 15,000 shares, respectively. Each grant vests ratably over a seven-year period, with such vesting accelerated in full in the event of a “change in control” or “initial public listing”, each as defined in the restricted stock award agreement.

•

Reimbursement of Expenses. We are required to reimburse Messrs. White, Isom, Feinberg and Schaffner for all out-of-pocket expenses incurred by the Named Executive Officer in the course of his duties, in accordance with our reimbursement policy.

•

Executive Benefits. Messrs. White, Isom, Feinberg and Schaffner are entitled to participate in the employee benefit plans generally available to our employees and to all normal perquisites provided to our similarly situated employees.

•

Supplemental Pension Benefits. Messrs. White, Isom and Schaffner are entitled to participate in our SEPP, and the SEPP cannot be amended in a manner adverse to Messrs. White, Isom or Schaffner without their prior written consent.

•	BOLI Agreement. We are required to maintain and pay insurance premiums on the bank owned life insurance policies with respect to Messrs. White, Isom and Schaffner.

•

Club Membership. We are required to provide Messrs. White and Schaffner with country club membership benefits. Following their termination of employment, Messrs. White and Schaffner are entitled to purchase the country club membership from us for the fair market value of the membership interest. We are also required to provide Mr. Feinberg with reasonable access to a club for business use, as approved by our President and Chief Executive Officer, and to provide Mr. Isom with reasonable access to a country club or luncheon club for business use.

•

Automobile Allowance. We are required to provide Messrs. White, Isom and Schaffner with a monthly automobile allowance to cover the monthly costs associated with the leasing or purchasing of an automobile. Messrs. White, Isom and Schaffner are entitled to a monthly automobile allowance of $3,000, $500 and $2,000, respectively.

•	Use of Employer’s Aircraft. Messrs. White and Schaffner are entitled to use our corporate aircraft, under terms and conditions consistent with our past practices.

Equity-based compensation is also awarded to the Named Executive Officers pursuant to the Stock Option Plans. Each of Messrs. White, Isom and Schaffner also participates in the ESOP. Shares of our common stock are annually allocated to the account of each Named Executive Officer participating in the ESOP based upon eligible compensation paid to each Named Executive Officer.

Outstanding Equity Awards at Fiscal Year End

The following table summarizes the total outstanding equity awards as of December 31, 2008 for each Named Executive Officer.

	Option Awards							Stock Awards
Name	Number of Securities Underlying Unexercised Options (#) Exercisable		Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)		Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)		Market Value of Shares or Units of Stock That Have Not Vested ($) (6)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)

Alan White	4,320 2,400	(1) (2)	—	—	$ $	20.0810 32.6417	2/20/2012 4/1/2015	50,000	(4)	1,700,000	—	—

Jeff Isom	2,592 1,200	(1) (2)	—	—	$ $	20.0810 32.6417	2/20/2012 4/1/2015	10,000	(4)	340,000	—	—

Hill Feinberg	18,836 23,550	(3) (3)	—	—	$ $	14.7400 9.1700	10/31/2011 1/31/2010	12,000	(5)	408,000	—	—

Roseanna McGill	—		—	—		—	—	—		—	—	—

Jerry Schaffner	1,944 2,400	(1) (2)	—	—	$ $	20.0810 32.6417	2/20/2012 4/1/2015	15,000	(4)	510,000	—	—

(1)	Options were granted on February 20, 2002, and all options vested six months following the date of grant.
(2)	Options were granted on April 1, 2005, and all options vested six months following the date of grant.
(3)	Options were granted on December 31, 2008 pursuant to our acquisition of First Southwest, and all options were vested on the date of grant. 4,709 of Mr. Feinberg’s options expiring on October 31, 2011, and 5,887 of Mr. Feinberg’s options expiring on January 31, 2010 (the “Feinberg Earnout Options”), are subject to the earnout provisions of the Merger Agreement. The Feinberg Earnout Options are currently exercisable, but Mr. Feinberg may not receive the shares underlying the Feinberg Earnout Options until January 31, 2013, and the number of shares that he will receive upon exercise of the Feinberg Earnout Options, if any, is subject to reduction in accordance with the terms of the Merger Agreement.
(4)

Represents shares of our restricted stock awarded on December 17, 2008. These shares vest in equal installments, rounded down to the nearest whole number to avoid the issuance of any fractional shares, over a seven-year period, beginning with the first anniversary of the date of grant, December 17, 2009, and continuing each 17th day of December until December 17, 2015. Vesting of these shares accelerates upon a “change in control” or “initial public listing” of our common stock.

(5)

Represents shares of our restricted stock awarded on December 31, 2008. These shares vest in equal installments, rounded down to the nearest whole number to avoid the issuance of any fractional shares, over a seven-year period, beginning with the first anniversary of the date of grant, December 31, 2009, and continuing each 31st day of December until December 31, 2015. Vesting of these shares accelerates upon a “change in control” or “initial public listing” of our common stock.

(6)	The market value of each share of stock is calculated based upon the value of the stock imputed in the Merger Agreement, resulting in a value of $34.00 per share.

Option Exercises and Stock Vested in 2008

None of the Named Executive Officers acquired any shares of our stock upon the exercise of stock options or held any shares of our stock that vested in 2008.

Pension Benefits

Name	Plan Name	Number of Years Credited Service (#)	Present Value of Accumulated Benefit ($)	Payments During Last Fiscal Year ($)
Alan White	PlainsCapital Bank Supplemental Executive Pension Plan	16	$2,745,821	—
Jeff Isom	PlainsCapital Bank Supplemental Executive Pension Plan	8	$176,539	—
Hill Feinberg	PlainsCapital Bank Supplemental Executive Pension Plan	—	—	—
Roseanna McGill	PlainsCapital Bank Supplemental Executive Pension Plan	—	—	—
Jerry Schaffner	PlainsCapital Bank Supplemental Executive Pension Plan	8	$290,455	—

We offer a noncontributory, nonqualified supplemental executive retirement plan, the SEPP, to 10 executives and senior officers, including the Named Executive Officers. The SEPP is intended to assist us in attracting and retaining key executive talent by supplementing the retirement benefits available under our qualified retirement plans. Retirement benefits payable under the SEPP are based on the participant’s average annual compensation and years of service. Average annual compensation for purposes of the SEPP means the average base salary, excluding bonuses, paid to the participant over the participant’s highest paid three-year period occurring within the nine years before the participant’s termination of employment.

Participants are entitled to payment of benefits under the SEPP in the event of a termination of employment, including terminations due to death or disability; however, a participant’s benefits will be forfeited if the participant’s employment is terminated by us for “cause” as defined in the SEPP. In the event of death, payment will only be made to the participant’s spouse, if any, and will be limited to 50% of the accrued benefit. Participants who were under age 60 on December 31, 2009 will be entitled to receive their benefits in installments following termination of employment, and unpaid installments remain subject to forfeiture in the event of a violation of restrictive covenants related to confidentiality, competition, and solicitation of employees. Participants who have attained age 60 on or before December 31, 2009 will receive their benefits in a lump sum payment. A participant’s benefits are assumed to begin at the participant’s normal retirement age of 65. If a participant terminates with us, other than by death or disability, at an earlier date, his or her benefits will be adjusted to reflect the early or late retirement, as the case may be.

We amended the SEPP in December 2008 to comply with Section 409A of the Code.

Potential Payments Upon Termination or Change in Control

Employment agreements between us and our Named Executive Officers generally provide that each Named Executive Officer may be terminated at any time, without severance, by the Named Executive Officer voluntarily or by us with Cause. Ms. McGill does not have an employment agreement with us, and therefore, the following discussion of benefits payable upon a termination of employment or change in control does not apply to Ms. McGill.

Notwithstanding anything described herein, if a Named Executive Officer is considered a “specified employee” for purposes of Section 409A of the Code at the time of his or her termination of employment, other than in the case of a termination of employment due to the Named Executive Officer’s death, the payments and benefits provided upon such termination of employment may be subject to a six month delay to the extent such payments and benefits are subject to Section 409A of the Code.

Termination by Us with Cause

In the event that a Named Executive Officer’s employment is terminated by us with Cause, or by the Named Executive Officer’s voluntary termination of employment with us (in the case of Messrs. White and Schaffner only, without Good Reason), then, subject to the executive compensation restrictions of the EESA and the ARRA, upon such termination of employment, the Named Executive Officer would be entitled to:

•

the Named Executive Officer’s base salary through the effective date of such termination of employment at the annual rate in effect at the time notice of termination is given, payable within 10 business days after the effective date of such termination of employment;

•

any annual bonus earned as defined in the bonus plan but unpaid as of the effective date of such termination of employment for any previously completed fiscal year, payable within 10 business days after the effective date of such termination of employment;

•

all earned and unpaid and/or vested, nonforfeitable amounts owing or accrued at the effective date of such termination of employment under any of our compensation and benefit plans, programs, and arrangements in which the Named Executive Officer participated, payable in accordance with the terms and conditions of the plans, programs, and arrangements (and agreements and documents thereunder) pursuant to which such compensation and benefits were granted or accrued; and

•	reimbursement for any unreimbursed business expenses properly incurred by the Named Executive Officer in accordance with our policy prior to the effective date of such termination of employment.

Termination by Us without Cause

In the event that a Named Executive Officer’s employment is terminated by (a) us without Cause (other than pursuant to a Change in Control), or (b) us giving the Named Executive Officer notice of our intention to not renew his employment agreement and terminating the Named Executive Officer without Cause within 90 days after termination of the employment agreement, or (c) in the case of Messrs. White and Schaffner only, the Named Executive Officer’s termination of employment with us with Good Reason (other than pursuant to a Change in Control), then, subject to the executive compensation restrictions of the EESA and the ARRA, upon such termination of employment and conditioned upon the Named Executive Officer executing a release of claims, the Named Executive Officer would be entitled to:

•	the amounts payable upon a termination by us for Cause as described above; and

•

a cash amount equal to a multiple of the sum of (i) the annual base salary rate of the Named Executive Officer immediately prior to the effective date of such termination of employment, and (ii) the average bonus paid to the Named Executive Officer in respect of the three calendar years immediately preceding the year of termination of employment. For Messrs. White and Schaffner, such severance multiple is equal to three (3) and the amount would be payable in 36 equal monthly installments (without interest) beginning on the first day of the month following the effective date of such termination of employment. For Messrs. Isom and Feinberg, such severance multiple is equal to one (1) and the amount would be payable in a lump-sum payment within 60 days following the effective date of such termination of employment.

Messrs. White and Schaffner also would be entitled to the following benefits:

•

a cash lump sum amount equal to (A) the Named Executive Officer’s annual bonus paid or payable with respect to the calendar year prior to the calendar year in which the effective date of such termination of employment occurs or, if higher, the average annual bonus paid or payable to the Named Executive Officer for the three calendar years preceding the calendar year in which the effective date of such termination of employment occurs, multiplied by (B) a fraction, the numerator of which equals the number of days the Named Executive Officer was employed by us during the year in which the effective date of such termination of employment occurs, and the denominator of which equals 365, payable within 10 business days after the effective date of such termination of employment;

•

continued participation for the Named Executive Officer and his dependents in our medical, dental, group life and long term disability plans, at our expense, for a period of two years following the termination of employment, or, if earlier, the date the Named Executive Officer becomes eligible to participate in comparable welfare plans maintained by a subsequent employer; or if continued participation is not permitted under the terms of the plans, equivalent coverage or a cash payment that, after all income and employment taxes on that amount, would be equal to the cost to the Named Executive Officer of obtaining such medical, dental, group life and long term disability benefit coverage; and

•

full vesting of all outstanding stock options then held by the Named Executive Officer, with the option to receive a cash payment equal to the then difference between the option price and the current fair market value of the stock as of the effective date of such termination of employment in lieu of the right to exercise such options.

Termination Because of Death or Disability

In the event that a Named Executive Officer’s employment is terminated due to his death or disability, then, subject to the executive compensation restrictions of the EESA and the ARRA, the Named Executive Officer (or his estate) would be entitled to:

•	the amounts payable upon a termination by us for Cause as described above.

Messrs. White and Schaffner also would be entitled to the benefits to the following benefits:

•

a cash lump sum amount equal to (A) the Named Executive Officer’s annual bonus paid or payable with respect to the calendar year prior to the calendar year in which the effective date of such termination of employment occurs or, if higher, the average annual bonus paid or payable to the Named Executive Officer for the three (3) calendar years preceding the calendar year in which the effective date of such termination of employment occurs, multiplied by (B) a fraction, the numerator of which equals the number of days the Named Executive Officer was employed by us during the year in which the effective date of such termination of employment occurs, and the denominator of which equals 365, payable within 10 business days after the effective date of such termination of employment.

Termination Upon Change in Control

In the event that a Named Executive Officer’s employment is terminated by (a) us without Cause within the 24 months immediately following, or the six months immediately preceding, a Change in Control, (b) the Named Executive Officer’s termination of employment for Good Reason within the 24 months immediately following, or the six months immediately preceding, a Change in Control, or (c), in the case of Messrs. White and Schaffner only, the Named Executive Officer’s voluntary termination of employment with us for any reason other than Good Reason within the six months immediately following a Change in Control, then, subject to the executive compensation restrictions of the EESA and the ARRA, upon such termination of employment, and conditioned upon the Named Executive Officer’s execution of a release of claims, the Named Executive Officer would be entitled to:

•	the amounts payable upon a termination by us for Cause;

•

a cash lump sum amount equal to three times the sum of the Named Executive Officer’s (A) annual rate of salary in effect immediately prior to the effective date of such termination of employment or, if higher, the annual rate in effect immediately prior to the Change in Control and (B) annual bonus paid or payable with respect to the calendar year prior to the calendar year in which the effective date of such termination of employment occurs or, if higher, the average annual bonus paid or payable to the Named Executive Officer for the three calendar years preceding the calendar year in which the effective date of such termination of employment occurs, payable within 10 business days (or, in the case of Messrs. Isom and Feinberg, 60 business days) after the effective date of such termination of employment (or, if later, the effective date of the Change in Control);

•

continued participation for the Named Executive Officer and his dependents in our medical, dental, group life and long term disability plans, at our expense, for a period of two years following the termination of employment, or, if earlier, the date the Named Executive Officer becomes eligible to participate in comparable welfare plans maintained by a subsequent employer;

•

continuation of the average auto allowance received by the Named Executive Officer during the 12 month period preceding the effective date of such termination of employment for a period of two years following the termination of employment, or, if earlier, the date the Named Executive Officer receives an auto allowance from a subsequent employer; and

•

full vesting of all outstanding stock options then held by the Named Executive Officer, with the option to receive a cash payment equal to the then difference between the option price and the current fair market value of the stock as of the effective date of such termination of employment in lieu of the right to exercise such options.

With respect to Messrs. Isom and Feinberg only, in the event that any of the benefits payable upon a termination of employment in connection with a Change in Control would constitute “excess parachute payments,” such benefits would be reduced to the level necessary such that no excise tax will be due.

Messrs. White and Schaffner also would be entitled to the following benefits:

•

a cash lump sum amount equal to (A) the Named Executive Officer’s annual bonus paid or payable with respect to the calendar year prior to the calendar year in which the effective date of such termination of employment occurs or, if higher, the average annual bonus paid or payable to the Named Executive Officer for the three calendar years preceding the calendar year in which the effective date of such termination of employment occurs, multiplied by (B) a fraction, the numerator of which shall equal the number of days the Named Executive Officer was employed by us during the year in which the effective date of such termination of employment occurs, and the denominator of which shall equal 365, payable within 10 business days after the effective date of such termination of employment;

•

if continued participation is not permitted under the terms of our medical, dental, group life and long term disability plans, equivalent coverage or a cash payment that, after all income and employment taxes on that amount, shall be equal to the cost to the Named Executive Officer of obtaining such medical, dental, group life and long term disability benefit coverage; and

•

a full gross-up payment in the event that the Named Executive Officer receives any payments from us (including pursuant to any stock option or equity awards) or its affiliates that are subject to tax under Section 4999 of the Code.

Change in Control

Each of the Named Executive Officers, other than Ms. McGill, is a party to a Restricted Stock Award Agreement, under which, subject to the executive compensation restrictions of the EESA and the ARRA, any unvested shares of restricted stock will vest in full upon the occurrence of a change in control.

Definitions

“Cause” is generally defined to mean the following:

•	the executive’s commission of an intentional act of fraud, embezzlement or theft in connection with the executive’s duties or in the course of his employment;

•	the executive’s commission of intentional wrongful damage to our property;

•	the executive’s intentional wrongful disclosure of our trade secrets or our confidential information;

•	the executive’s intentional violation of any law, rule or regulation (other than traffic violations or similar offenses) or a final cease and desist order;

•	the executive’s intentional breach of fiduciary duty involving personal profit; or

•	the intentional action or inaction by the executive that causes material economic harm to us.

“Good Reason” is generally defined to mean the following:

•

without the executive’s express written consent, the assignment to the executive of any duties materially inconsistent with his positions, duties, responsibilities and status with us as of the beginning of the current term of his employment agreement or a significant material diminishment in his titles or offices as in effect at the beginning of the current term, or any removal of the executive from or any failures to re-elect the executive to any of such positions, except in connection with the termination of his employment for “cause” or as a result of his disability (within the meaning of our disability policy in effect at the time of the disability) or death, or termination by the executive other than for “good reason”;

•

a significant and material adverse diminishment in the nature or scope of the authorities, powers, functions or duties attached to the position with which the executive had immediately prior to the “change in control” or a reduction in the executive’s aggregate base salary, bonus and benefits from us without the prior written consent of the executive;

•

We relocate our principal executive offices or require the executive to have as his principal location of work any location which is in excess of 50 miles from the location thereof immediately prior to a “change in control”; or

•	any substantial and material breach of the executive’s employment agreement by us.

“Change in Control” is generally defined to mean the following:

•

We are merged or consolidated or reorganized into or with another corporation or other legal person and as a result of such merger, consolidation or reorganization less than 51 percent of the combined voting power of the then-outstanding securities of such corporation or person immediately after such transaction are held in the aggregate by the holders of our voting securities immediately prior to such transaction;

•

We sell all or substantially all of our assets to any other corporation or other legal person, with the exception that it will not be deemed to be a Change in Control if we sell assets to an entity that, immediately prior to such sale, held 51 percent of the combined voting power of the then-outstanding voting securities in common with us;

•

during any period of two consecutive years, individuals who at the beginning of any such period constitute our directors cease for any reason to constitute at least a majority thereof unless the election or the nomination for election by our stockholders, of each of the directors first elected during such period was approved by a vote of at least two-thirds ( 2/3) of the our directors then still in office who were our directors at the beginning of any such period; or

•

any “person” or “group” (as defined in Sections 13(d)(3) and 14(d)(2) of the Exchange Act) is or becomes the beneficial owner, directly or indirectly, of more than 50 percent of the total voting power of our voting stock (or any entity which controls us), including by way of merger, consolidation, tender or exchange offer or otherwise.

We amended our employment agreements in December 2008 to comply with Section 409A of the Code.

Set forth below are the amounts that the Named Executive Officers would have received, in addition to the accrued benefits payable upon a termination for Cause as described above, if the specified events had occurred on December 31, 2008. These amounts are based upon a stock price of $34.00 per share, the value of our stock imputed in the Merger Agreement. These amounts do not reflect the limitations that would be imposed upon the payment of benefits upon termination of employment of the Named Executive Officers due to our participation in the TARP Capital Purchase Program.

Alan White	Termination without Cause or after non-renewal of employment agreement or for Good Reason		Termination due to death	Termination due to disability	Termination upon Change in Control
Cash Severance[1]	$5,650,000	[9]	N/A	N/A	$5,650,000	[9]

Accrued Bonus[2]	$533,333		$533,333	$533,333	$533,333

Welfare Benefits[3]	$21,406		N/A	N/A	$21,406

Auto Allowance[4]	N/A		N/A	N/A	$72,000

Stock Options[5]	$63,390		N/A	N/A	$63,390

Supp. Pension[6]	$2,745,821		$1,372,911	$3,674,527	$2,745,821

Life/AD&D Benefits[7]	N/A		$1,648,841	N/A	N/A

Tax Gross-Up8	N/A		N/A	N/A	$2,461,018

Total	$9,013,950		$3,555,085	$4,207,860	$11,546,968

(1)	Cash Severance calculation based on three times the sum of (i) the base salary on December 31, 2008 and (ii) the average bonus paid with respect to 2005, 2006, and 2007 unless the termination of employment is in connection with a Change in Control, in which case the Cash Severance calculation based on three times the sum of (i) the base salary on December 31, 2008 and (ii) the bonus paid for 2007, or, if higher, the average bonus paid with respect to 2005, 2006, and 2007.
(2)	Accrued Bonus calculation based on the bonus paid for 2007, or, if higher, the average bonus paid with respect to 2005, 2006, and 2007.
(3)	Welfare Benefits calculation based on the cost of continuing coverage under the medical, dental, group life, and long-term disability plans for two years.
(4)	Auto Allowance calculation based on $3,000 monthly automobile allowance continued for two years.
(5)	Stock Option calculation based on options outstanding as of December 31, 2008, which include 4,320 options at an exercise price of $20.0810 and 2,400 options at an exercise price of $32.6417.
(6)	Supplemental Pension Benefits calculation based on accrued benefit as of December 31, 2008.
(7)	Includes life insurance and accidental death and dismemberment insurance policies in the amount of $200,000 per policy and $1,248,841 of a bank owned life insurance policy that may be payable to the estate of Mr. White.
(8)	Tax Gross-Up calculation based on whether benefits payable in connection with a change in control exceed three times the Named Executive Officer’s average W-2 compensation for the five-year period (2003, 2004, 2005, 2006, and 2007).
(9)	Reflects the amount payable to Mr. White pursuant to his previous employment agreement that was terminated on December 31, 2008. As discussed above under the section entitled “Narrative Disclosure Regarding Summary Compensation Table and Grants of Plan-Based Awards Table,” Mr. White’s salary under his current employment agreement was reduced to $1,000,000 from $1,350,000 under his previous employment agreement.

Jerry Schaffner	Termination without Cause or after non-renewal of employment agreement or for Good Reason	Termination due to death	Termination due to disability	Termination upon Change in Control
Cash Severance[1]	$1,855,000	N/A	N/A	$1,935,000

Accrued Bonus[2]	$225,000	$225,000	$225,000	$225,000

Welfare Benefits[3]	$35,203	N/A	N/A	$35,203

Auto Allowance[4]	N/A	N/A	N/A	$48,000

Stock Options[5]	$30,318	N/A	N/A	$30,318

Supp. Pension[6]	$290,455	$145,228	$656,690	$471,993

Life/AD&D Benefits[7]	N/A	$1,085,804	N/A	N/A

Tax Gross-Up8	N/A	N/A	N/A	$929,674

Total	$2,435,976	$1,456,032	$881,690	$3,675,188

(1)	Cash Severance calculation based on three times the sum of (i) the base salary on December 31, 2008 and (ii) the average bonus paid with respect to 2005, 2006, and 2007 unless the termination of employment is in connection with a Change in Control, in which case the Cash Severance calculation based on three times the sum of (i) the base salary on December 31, 2008 and (ii) the bonus paid for 2007, or, if higher, the average bonus paid with respect to 2005, 2006, and 2007.
(2)	Accrued Bonus calculation based on the bonus paid for 2007, or, if higher, the average bonus paid with respect to 2005, 2006, and 2007.
(3)	Welfare Benefits calculation based on the cost of continuing coverage under the medical, dental, group life, and long-term disability plans for two years.
(4)	Auto Allowance calculation based on $2,000 monthly automobile allowance continued for two years.
(5)	Stock Option calculation based on options outstanding as of December 31, 2008, which include 1,944 options at an exercise price of $20.0810 and 2,400 options at an exercise price of $32.6417.
(6)	Supplemental Pension Benefits calculation based on accrued benefit as of December 31, 2008.
(7)	Includes life insurance and accidental death and dismemberment insurance policies in the amount of $200,000 per policy and $685,804 of a bank owned life insurance policy that may be payable to the estate of Mr. Schaffner.
(8)	Tax Gross-Up calculation based on whether benefits payable in connection with a change in control exceed three times the Named Executive Officer’s average W-2 compensation for the five-year period (2003, 2004, 2005, 2006, and 2007).

Hill Feinberg	Termination without Cause or after non-renewal of employment agreement	Termination due to death	Termination due to disability	Termination upon Change in Control
Cash Severance[1]	$1,480,000	N/A	N/A	$4,800,000

Accrued Bonus	N/A	N/A	N/A	N/A

Welfare Benefits[2]	N/A	N/A	N/A	$20,403

Auto Allowance	N/A	N/A	N/A	N/A

Stock Options[3]	N/A	N/A	N/A	$820,905

Life/AD&D Benefits	N/A	$700,000	N/A	N/A

Total	$1,480,000	$700,000	$0	$5,641,308

(1)	Cash Severance calculation based on one (1) times the sum of (i) the base salary on December 31, 2008 and (ii) the average bonus paid with respect to 2005, 2006, and 2007 unless the termination of employment is in connection with a Change in Control, in which case the Cash Severance calculation based on three times the sum of (i) the base salary on December 31, 2008 and (ii) the bonus paid for 2007, or, if higher, the average bonus paid with respect to 2005, 2006, and 2007.
(2)	Welfare Benefits calculation based on the cost of continuing coverage under the medical, dental, group life, and long-term disability plans for two years.
(3)	Stock Option calculation based on options outstanding as of December 31, 2008, which include 18,834 options at an exercise price of $14.74 and 17,717 options at an exercise price of $8.14.

Jeff Isom	Termination without Cause or after non-renewal of employment agreement	Termination due to death	Termination due to disability	Termination upon Change in Control
Cash Severance[1]	$306,667	N/A	N/A	$930,000

Accrued Bonus	N/A	N/A	N/A	N/A

Welfare Benefits[2]	N/A	N/A	N/A	$35,203

Auto Allowance[3]	N/A	N/A	N/A	$12,000

Stock Options[4]	N/A	N/A	N/A	$37,708

Supp. Pension[5]	$176,539	$88,270	$376,545	$286,872

Life/AD&D Benefits[6]	N/A	$912,241	N/A	N/A

Total	$483,206	$1,000,511	$376,545	$1,301,783

(1)	Cash Severance calculation based on one (1) times the sum of (i) the base salary on December 31, 2008 and (ii) the average bonus paid with respect to 2005, 2006, and 2007 unless the termination of employment is in connection with a Change in Control, in which case the Cash Severance calculation based on three times the sum of (i) the base salary on December 31, 2008 and (ii) the bonus paid for 2007, or, if higher, the average bonus paid with respect to 2005, 2006, and 2007.
(2)	Welfare Benefits calculation based on the cost of continuing coverage under the medical, dental, group life, and long-term disability plans for two years.
(3)	Auto Allowance calculation based on $500 monthly automobile allowance continued for two years.
(4)	Stock Option calculation based on options outstanding as of December 31, 2008, which include 2,592 options at an exercise price of $20.0810 and 1,200 options at an exercise price of $32.6417.
(5)	Supplemental Pension Benefits calculation based on accrued benefit as of December 31, 2008.
(6)	Includes life insurance and accidental death and dismemberment insurance policies in the amount of $200,000 per policy and $512,241 of a bank owned life insurance policy that may be payable to the estate of Mr. Isom.

Roseanna McGill	Termination without Cause or after non-renewal of employment agreement	Termination due to death	Termination due to disability	Termination upon Change in Control
Cash Severance	N/A	N/A	N/A	N/A

Accrued Bonus	N/A	N/A	N/A	N/A

Welfare Benefits	N/A	N/A	N/A	N/A

Auto Allowance	N/A	N/A	N/A	N/A

Stock Options	N/A	N/A	N/A	N/A

Supp. Pension	N/A	N/A	N/A	N/A

Life/AD&D Benefits[1]	N/A	$400,000	N/A	N/A

Total	N/A	$400,000	N/A	N/A

(1)	Includes life insurance and accidental death and dismemberment insurance policies in the amount of $200,000 per policy in name of Ms. McGill.

Director Compensation

The following table summarizes the compensation paid by us to directors who are not Named Executive Officers for the fiscal year ended December 31, 2008.

Director Compensation Table

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
Norton Baker	$10,800	—	—	—	—	—	$10,800

George S. Bayoud, Jr.	$10,800	—	—	—	—	—	$10,800

Pryor Blackwell	$4,800	—	—	—	—	—	$4,800

R. Crawford Brock	$10,800	—	—	—	—	—	$10,800

Hon. Giles Dalby	$8,400	—	—	—	—	—	$8,400

Mark Griffin	$9,600	—	—	—	—	—	$9,600

Craig Hester	$4,800	—	—	—	—	—	$4,800

James Huffines	$5,400	—	—	—	—	—	$5,400

Robert R. King, M.D.	$9,600	—	—	—	—	—	$9,600

Lee Lewis	$10,800	—	—	—	—	—	$10,800

Matthew Malouf	$10,800	—	—	—	—	—	$10,800

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
George H. McCleskey	$5,400	—	—	—	—	—	$5,400

John C. Owens	$5,400	—	—	—	—	—	$5,400

DeWayne (De) Pierce	$5,400	—	—	—	—	—	$5,400

Wayne Pope	$10,800	—	—	—	—	—	$10,800

Robert L. Pou, III	$9,600	—	—	—	—	—	$9,600

Ted Rushing	$10,800	—	—	—	—	—	$10,800

Michael A. Seger, M.D.	$6,000	—	—	—	—	—	$6,000

Robert Taylor, Jr.	$10,800	—	—	—	—	—	$10,800

Narrative Disclosure Regarding Director Compensation Table

Prior to March 18, 2009, we had 22 members of our board of directors. On March 18, 2009, our board of directors was reduced to nine members. We pay members of our board of directors based on the directors’ participation in board meetings held throughout the year. During 2008, we paid each non-employee director $1,200 for each regularly scheduled board of directors meeting that such director attended and $2,400 for attending the board of directors meeting held in December, and we paid each employee director $600 for each regularly scheduled board of directors meeting such director attended and $1,200 for attending the board of directors meeting held in December. We also reimbursed our directors for reasonable travel expenses. During 2009, our non-employee directors will receive $2,500 for each board of directors’ meeting that they attend during the year and a $4,000 retainer. Additionally, our employee directors will receive $1,250 for each board of directors’ meeting that they attend during the year. All payments for directors’ fees are made in cash.

ITEM 7.	CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The Bank has had, and may be expected to have in the future, lending relationships in the ordinary course of business with our directors and executive officers, members of their immediate families and affiliated companies in which they are principal stockholders. In our management’s opinion, the lending relationships with these persons were made in the ordinary course of business and on substantially the same terms, including interest rates, collateral and repayment terms, as those prevailing at the time for comparable transactions with persons not related to us and do not involve more than normal collection risk or present other unfavorable features.

The Bank is party to two capital lease agreements with entities controlled by Pryor Blackwell, a former member of our board of directors, pursuant to which the Bank leases a facility in Weatherford, Texas and a facility in Dallas, Texas for its banking operations. The aggregate amount of the lease payments under the capital lease agreements in 2008, 2007 and 2006 were $0.7 million, $0.4 million and $0.1 million, respectively. During 2008, 2007 and 2006, we paid Lee Lewis Construction, Inc., a construction company owned and operated by Lee Lewis, one of our directors, $0.3 million, $0.8 million and $0.9 million, respectively, in exchange for certain construction services during such years.

During 2008, each of Messrs. Craig Hester, James Huffines, George McCleskey, John Owens, and DeWayne Pierce served as both a director and our employee. Additionally, Dawn Robinson, the daughter of Roseanna McGill, one of our Named Executive Officers, served as one of our employees. Pursuant to our employment arrangements with these individuals, we paid approximately $3.5 million, in the aggregate, as compensation for their services as employees during 2008.

Our Code of Business Conduct and Ethics, which applies to all of our employees and directors, our subsidiaries and certain persons performing services for us, prohibits all conflicts of interest. If a potential conflict of interest would constitute a “related party transaction,” then the terms of the proposed transaction must be reported in writing to our President and Chief Executive Officer, Executive Vice President – Chief Compliance Officer, or General Counsel, who must then refer, if necessary, the matter to our Audit Committee for approval. Generally, a related party transaction is a transaction that includes a director or executive officer, directly or indirectly, and the Company that exceeds $120,000 in amount, exclusive of employee compensation and directors’ fees.

Our common stock is not listed on any national exchange, or quoted on any inter-dealer quotation service, that imposes independence requirements on our board of directors or any committee thereof. Our board of directors has evaluated the independence of the members of our board of directors. Specifically, our board of directors evaluated whether any members had accepted any consulting, advisory or other fees from the Company other than in their capacities as members of our board of directors or a committee thereof and, therefore, would not be “independent” within the meaning of Rule 10A-3 promulgated under the Exchange Act. Based upon this standard, our board of directors has determined that the following members of our board of directors are independent: Giles Dalby, Mark Griffin, Robert King, Ted Rushing, Michael Seger and Robert Taylor, Jr. Two of these directors, Messrs. King and Taylor, have received loans from the Bank in the ordinary course of business which our board of directors did not view as compensation. These loans were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other unaffiliated persons and do not involve more than normal risk of collectibility. Furthermore, we believe that these directors would qualify as “independent directors” within the meaning of NASDAQ Listing Rule 5605.

ITEM 8.	LEGAL PROCEEDINGS

We are from time to time involved in legal proceedings arising in the normal course of business. Other than proceedings incidental to our business, we are not a party to, nor is any of our property the subject of, any material pending legal proceedings and no such proceedings are, to our knowledge, threatened against us.

As part of an industry-wide inquiry by FINRA into sales practices related to auction rate bonds, First Southwest entered into the FINRA Settlement pursuant to which it agreed to pay a fine and buy back $41.6 million of auction rate bonds at par from a defined class of customers. The fine was paid in 2008 and the auction rate bonds were purchased from the customers in February 2009. In addition, First Southwest has agreed to make its best efforts to provide liquidity to those investors having accounts the value of which exceeded $10.0 million at the time of their purchase of auction rate bonds.

There are several federal and state statutes that govern the rights and obligations of financial institutions with respect to environmental issues. Besides being directly liable under these statutes for its own conduct, a financial institution may also be held liable under certain circumstances for actions of borrowers or other third parties on property that collateralizes a loan held by the institution. The potential liabilities may far exceed the original amount of the loan made by the financial institution secured by the property. Currently, we are not a party to any legal proceedings involving potential liability to it under any applicable environmental laws.

ITEM 9.	MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT’S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Market Information

There is currently no established public trading market or publicly available quotations for our common stock. As of March 31, 2009, there were 10,418,389 shares of our common stock outstanding and held of record by approximately 507 holders (inclusive of those brokerage firms, clearing houses, banks and other nominee holders, holding common stock for clients, with each such nominee being considered as one holder). Additionally, as of March 31, there were 327,973 shares of our common stock issuable upon exercise of outstanding stock options. Further, 565,810 shares of our common stock are currently held in escrow, and up to 23,774 shares underlying outstanding and unexercised stock options could be held in escrow if exercised prior to the applicable release date, by an escrow agent on behalf of the former stockholders of First Southwest and may be released to such stockholders upon the satisfaction of the earnout provisions contained in the Merger Agreement.

2,263,369 shares of our common stock are subject to certain “piggyback” registration rights granted to the former stockholders of First Southwest Additionally, 87,631 shares of our Series A Preferred Stock and 4,382 shares of our Series B Preferred Stock are subject to certain registration rights granted to the U.S. Treasury Department pursuant to our participation in the TARP Capital Purchase Program.

Pursuant to Rule 144 promulgated under the Securities Act, all shares held by non-affiliates that have been issued and outstanding for more than one year are presently eligible for resale and, commencing September 14, 2009, all shares (other than those shares in excess of the volume limitation for each affiliated holder) that have been issued and outstanding for more than six months will be eligible for resale. Future sales of large numbers of shares into a limited trading market or the concerns that those sales may occur could cause the trading price of our common stock to decrease or to be lower than it might otherwise be. Subject to volume limitations, as of June 16, 2009, up to approximately 7.6 million shares of our common stock could be sold pursuant to Rule 144.

Dividends

Subject to the restrictions discussed below, our stockholders are entitled to receive dividends when, as, and if declared by our board of directors out of funds legally available for that purpose. For each of the last four quarters, we have paid a quarterly cash dividend of $0.15 per share. Our board of directors exercises discretion with respect to whether we will pay dividends and the amount of such dividend, if any. Factors that affect our ability to pay dividends on our common stock in the future include, without limitation, our earnings and financial condition, liquidity and capital resources, the general economic and regulatory climate, our ability to service any equity or debt obligations senior to our common stock and other factors deemed relevant by our board of directors.

Under the terms of the Series A and Series B Preferred Stock issued to the U.S. Treasury Department pursuant to the TARP Capital Purchase Program, we are obligated to pay a 5% per annum cumulative dividend on the stated value of the Series A Preferred Stock until February 15, 2014 and thereafter at a rate of 9% per annum. We are obligated to pay a 9% per annum cumulative dividend on the stated value of the Series B Preferred Stock. As long as shares of the Series A and Series B Preferred Stock remain outstanding, we may not pay dividends to our common stockholders unless all accrued and unpaid dividends on the preferred stock have been paid in full. Furthermore, prior to December 19, 2011, unless we have redeemed all of the preferred stock, the consent of the U.S. Treasury Department will be required to, among other things, increase the amount of our regular quarterly dividends paid on our common stock. After December 19, 2011 and thereafter until December 19, 2018, the consent of the U.S. Treasury Department (if it still holds our preferred stock) will be required for any increase in the aggregate common stock dividends per share greater than 3% per annum. After December 19, 2018, we will be prohibited from paying dividends on our common stock until the preferred stock issued to the U.S. Treasury Department is redeemed in whole or the U.S. Treasury Department has transferred all of its preferred stock to third parties.

As a holding company, we are ultimately dependent upon our subsidiaries to provide funding for our operating expenses, debt service and dividends. Various banking laws applicable to the Bank limit the payment of dividends and other distributions by the Bank to us, and may therefore limit our ability to pay dividends on our common stock. If required payments on our outstanding junior subordinated debentures held by our unconsolidated subsidiary trusts are not made or suspended, we may be prohibited from paying dividends on our common stock. Regulatory authorities could impose administratively stricter limitations on the ability of the Bank to pay dividends to us if such limits were deemed appropriate to preserve certain capital adequacy requirements.

Securities Authorized for Issuance Under Equity Compensation Plans

The following table sets forth information as of December 31, 2008 with respect to compensation plans under which shares of our common stock may be issued.

Plan	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights		Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans
Equity compensation plans approved by security holders	195,159	(1)	$28.96	159,098	(2)

Equity compensation plans not approved by security holders	176,000	(3)	$—	—

Total	371,159		$28.96	159,098

(1)	Includes 95,122 shares of common stock issuable upon exercise of outstanding stock options that were issued to the former option holders of First Southwest in conjunction with our acquisition of First Southwest.
(2)	Of the 159,098 shares available for future issuance, 138,250 shares are available under the Amended and Restated Plains Capital Corporation 2007 Nonqualified and Incentive Stock Option Plan, dated December 31, 2008, which permits the granting of nonqualified and incentive stock options; 16,210 shares are available under the 2005 Plan, which permits the granting of incentive stock options; 4,374 shares are available under the 2003 Plan, which permits the granting of incentive stock options; and 264 shares are available under the 2001 Plan, which permits the granting of incentive stock options.
(3)	Represents 125,000 shares of restricted stock granted on December 17, 2008 and 51,000 shares of restricted stock granted on December 31, 2008. Each grant vests ratably over a seven-year period.

ITEM 10.	RECENT SALES OF UNREGISTERED SECURITIES

In the past three years, we issued the following securities in transactions that were not registered under the Securities Act of 1933, as amended (the “Securities Act”):

On December 19, 2008, we sold 87,631 shares of Series A Preferred Stock and a warrant to purchase 4,382 shares of our Series B Preferred Stock to the U.S. Treasury Department for approximately $87.6 million. The shares and warrant were sold under Rule 506 of the Securities Act in reliance upon an exemption from registration for transactions not involving a public offering under Section 4(2) of the Securities Act. Further, on December 19, 2008, the U.S. Treasury Department exercised its warrant pursuant to a “cashless” exercise, and we issued 4,382 shares of our Series B Preferred Stock to the U.S. Treasury Department under Rule 506 of the Securities Act in reliance upon an exemption from registration for transactions not involving a public offering under Section 4(2) of the Securities Act.

On December 31, 2008, we acquired First Southwest pursuant to the Merger Agreement. Upon completion of the merger, each share of First Southwest common stock outstanding immediately before the merger (other than shares as to which statutory dissenters’ appraisal rights have been properly exercised and perfected and subject to other customary exceptions as specified in the Merger Agreement) automatically converted into the right to receive 0.94198695 shares of our common stock. Further, each option to acquire First Southwest common stock outstanding and unexercised immediately before the merger was converted into a substitute stock option to acquire our common stock. Upon completion of the merger on December 31, 2008, we issued 1,687,559 shares of our common stock and stock options to purchase 95,122 shares of our common stock to the former stockholders of First Southwest and placed 565,810 shares of our common stock in escrow for the benefit of former stockholders of First Southwest pursuant to Rule 506 of the Securities Act in reliance upon an exemption from registration for transactions not involving a public offering under Section 4(2) of the Securities Act. This exemption from registration was available because each certificate representing shares of our common stock issued pursuant to the Merger Agreement contains a legend indicating that our common stock had not been registered under the Securities Act and, prior to receiving any merger consideration, each former stockholder of First Southwest executed an investment representation letter to us indicating that such stockholder was receiving our shares with investment intent. Based upon these investment representation letters, we believed immediately prior to the time of sale (and continue to believe) that (i) no more than 35 non-accredited investors participated in the offering and (ii) each non-accredited investor participating in the offering either alone or with his purchaser representative had such knowledge and experience in financial and business matters to be capable of evaluating the merits and risks of the investment in the offering. 565,810 of the shares of common stock issued are currently held in escrow, and 23,774 shares underlying the substitute stock options could be held in escrow if exercised prior to the applicable release date, by an escrow agent and remain subject to the earnout provisions contained in the Merger Agreement.

We have periodically granted stock option awards to key employees pursuant to our Stock Option Plans. Additionally, we have granted restricted stock awards to key employees. During the past three years, we issued 116,997 shares of our common stock upon the exercise of outstanding stock options at prices ranging from $9.51 to $37.60 per share and a total of 176,000 shares of restricted common stock. These grants were awarded pursuant to the exemption from compliance with the registration requirements of the Securities Act provided by Rule 701 thereof.

ITEM 11.	DESCRIPTION OF REGISTRANT’S SECURITIES TO BE REGISTERED

General

The following discussion summarizes some of the important rights of our common stockholders. This discussion does not purport to be a complete description of these rights and may not contain all of the information regarding our common stock that is important to you. These rights can be determined in full only by reference to federal and state banking laws and regulations, the Texas Business Corporation Act and our articles of incorporation and bylaws.

Our articles of incorporation authorizes the issuance of 50 million shares of common stock, par value $10.00 per share, and 5 million shares of preferred stock, par value $1.00 per share. As of March 31, 2009, 10,418,389 shares of common stock were issued and outstanding, 87,631 shares of Series A Preferred Stock were issued and outstanding and 4,382 shares of Series B Preferred Stock were issued and outstanding. Further, 565,810 shares of our common stock are currently held in escrow by an escrow agent on behalf of the former stockholders of First Southwest and may be released to such stockholders upon the satisfaction of the earnout provisions contained in the Merger Agreement.

Common Stock

Each holder of our common stock is entitled to one vote per share of common stock held on each matter submitted to a vote of our stockholders. Holders of shares of our common stock do not have cumulative voting rights in the election of directors, which means that the holders of more than 50% of the shares of our common stock voting for the nominees for director can elect all of the nominees.

Subject to the restrictions and limitations imposed by applicable law and those contained in the Certificates of Designations of our Series A and Series B Preferred Stock, we can pay dividends out of statutory surplus or from net profits if, as and when declared by our board of directors. The holders of our common stock are entitled to receive and share equally in such dividends as may be declared by the board of directors out of the legally available funds.

Upon our liquidation, dissolution or winding up, the holders of common stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of our debts and other liabilities, subject to the prior rights of the holders of Series A and Series B Preferred Stock and any preferred stock that may be issued in the future. Our outstanding shares of common stock are validly issued, fully paid and nonassessable. Holders of our common stock have no subscription, sinking fund, conversion or preemptive rights. Any authorized shares of our common stock that remain unissued are available for future issuance by us without any stockholder approval.

Preferred Stock

Our authorized capital stock includes 5 million shares of preferred stock. Our board of directors may, in its sole discretion, designate and issue one or more series of preferred stock from the authorized and unissued shares of preferred stock. Subject to limitations imposed by law or our articles of incorporation, our board of directors is empowered to determine: (i) the designation of, and the number of, shares constituting each series of preferred stock, (ii) the dividend rate for each series, (iii) the terms and conditions of any voting, conversion, and exchange rights for each series, (iv) the amounts payable on each series upon redemption or our liquidation, dissolution or winding-up, (v) the provisions of any sinking fund for the redemption or purchase of shares of any series, and (vi) the preferences and the relative rights among the series of preferred stock. At the discretion of our board of directors, and subject to its fiduciary duties, the preferred stock could be used to deter any takeover attempt, by tender offer or otherwise. In addition, preferred stock could be issued with voting and conversion rights that could adversely affect the voting power of the shares of our common stock. The issuance of preferred stock could also result in a series of securities outstanding that would have preferences over the common stock with respect to dividends and in liquidation.

On December 19, 2008, we sold 87,631 shares of our Series A Preferred Stock and a warrant to purchase 4,382 shares of our Series B Preferred Stock to the U.S. Treasury Department for approximately $87.6 million pursuant to the TARP Capital Purchase Program. The U.S. Treasury Department immediately exercised its warrant on December 19, 2008, and we issued the underlying shares of Series B Preferred Stock to the U.S. Treasury Department. The shares of Series A and Series B Preferred Stock issued to the U.S. Treasury Department are senior to shares of our common stock with respect to dividends and liquidation preference. Under the terms of the Series A Preferred Stock, we are obligated to pay a 5% per annum cumulative dividend on the stated value of the preferred stock until February 15, 2014 and thereafter at a rate of 9% per annum. As long as shares of the Series A and Series B Preferred Stock remain outstanding, we may not pay dividends to our common stockholders (nor may we repurchase or redeem any shares of our common stock) unless all accrued and unpaid dividends on the preferred stock have been paid in full. Furthermore, prior to December 19, 2011, unless we have redeemed all of the preferred stock, the consent of the U.S. Treasury Department will be required to, among other things, increase the amount of dividends paid on our common stock. After December 19, 2011 and thereafter until December 19, 2018, the consent of the U.S. Treasury Department (if it still holds our preferred stock) will be required for any increase in the aggregate common stock dividends per share greater than 3% per annum. After December 19, 2018, we will be prohibited from paying dividends on or repurchasing any common stock until the preferred stock issued to the U.S. Treasury Department is redeemed in whole or the U.S. Treasury Department has transferred all of its preferred stock to third parties. If dividends on the preferred stock are not paid in full for six dividend periods, whether or not consecutive, the U.S. Treasury Department will have the right to elect two directors to our board of directors until all unpaid cumulative dividends are paid in full. The terms of the Series B Preferred Stock are identical to those described above for the Series A Preferred Stock except that (i) the dividend rate is 9% per annum and (ii) the Series B Preferred Stock may not be redeemed unless all of the Series A Preferred Stock is redeemed.

Anti-Takeover Effects of Texas Law and Our Articles of Incorporation and Bylaws

Texas law and certain provisions of our articles of incorporation and bylaws could have the effect of delaying, deferring or discouraging another party from acquiring control of our company. These provisions, summarized below, are intended to encourage persons seeking to acquire control of us to first negotiate with its board of directors. These provisions also serve to discourage hostile takeover practices and inadequate takeover bids. We believe that these provisions are beneficial because the negotiation they encourage could result in improved terms of any unsolicited proposal.

Action by Written Consent Without Unanimous Written Consent

Under Texas law, no action required or permitted to be taken at an annual or special meeting of stockholders may be taken by written consent in lieu of a meeting of stockholders without the unanimous written consent of all stockholders unless the articles of incorporation specifically allow action by less than unanimous consent. Our articles of incorporation do not permit action by written consent upon less than unanimous consent.

Business Combinations With Certain Persons

Texas law also provides that, subject to certain exceptions, a Texas corporation such as us may not engage in certain business combinations, including mergers, consolidations and asset sales, with a person, or an affiliate or associate of such person, who is an “Affiliated Shareholder” (generally defined as the holder of 20% or more of the corporation’s voting shares) for a period of three years from the date such person became an Affiliated Shareholder unless: (1) the business combination or purchase or acquisition of shares made by the Affiliated Shareholder was approved by the board of directors of the corporation before the Affiliated Shareholder became an Affiliated Shareholder or (2) the business combination was approved by the affirmative vote of the holders of at least two-thirds of the outstanding voting shares of the corporation not beneficially owned by the Affiliated Shareholder, at a meeting of stockholders called for that purpose (and not by written consent), not less than six months after the Affiliated Shareholder became an Affiliated Shareholder. This law may have the effect of inhibiting a non-negotiated merger or other business combination involving us, even if such event would be beneficial to our stockholders.

Authorized but Unissued Capital Stock

We have authorized but unissued shares of preferred stock and common stock, and our board of directors may authorize the issuance of one or more series of preferred stock without stockholder approval. These shares could be used by our board of directors to make it more difficult or to discourage an attempt to obtain control of us through a merger, tender offer, proxy contest or otherwise.

Right of First Offer Granted to Former First Southwest Stockholders

Pursuant to our acquisition of First Southwest, we agreed that in the event we determine to sell the properties or business of First Southwest or its subsidiaries prior to December 31, 2010 to someone other than one of our affiliates, and such sale does not constitute a change of control (as defined in the Merger Agreement) of us, we will provide notice and allow the former First Southwest stockholders the opportunity to purchase such properties or business in accordance with the terms set forth in the Merger Agreement.

Limitation of Liability and Indemnification

Consistent with Texas law, our articles of incorporation provide that our directors will not be liable to us or our stockholders for any action or omission in such director’s capacity as a director.

Our articles of incorporation also provide that we may, in our sole discretion, indemnify each of our directors, officers, employees and agents to the fullest extent permitted by law. Our articles of incorporation also permit us to secure insurance on behalf of any director, officer, employee or other agent for any liability arising out of his or her actions in such capacity.

Transfer Agent and Registrar

The Wealth Management and Trust Department of the Bank serves as our transfer agent and registrar.

ITEM 12.	INDEMNIFICATION OF DIRECTORS AND OFFICERS

Limitation of Personal Liability of Directors and Indemnification

Indemnification and Insurance

The Texas Business Corporations Act (the “TBCA”) permits a corporation to eliminate in its charter all monetary liability of the corporation’s directors to the corporation or its stockholders for conduct in the performance of such director’s duties. However, Texas law does not permit any limitation of liability of a director for: (i) breaching a duty of loyalty to a corporation or its stockholders; (ii) failing to act in good faith; (iii) engaging in intentional misconduct or a known violation of the law; (iv) engaging in a transaction from which the director obtains an improper benefit; or (v) violating applicable statutes which expressly provide for the liability of a director. Our articles of incorporation provide that a director of the corporation will not be liable to the corporation or its stockholders to the fullest extent permitted by Texas law.

Article 2.02-1, Sections B and F of the TBCA provides that a corporation may indemnify a person who was, is, or is threatened to be named defendant or respondent in a proceeding because the person is or was a director only if a determination is made that such indemnification is permissible under the TBCA: (i) by a majority vote of the directors who at the time of the vote are not named defendants or respondents in the proceeding, regardless of whether such directors constitute a quorum; (ii) by a majority vote of a board committee designated by a majority of non-defendant directors and consisting of non-defendant directors; (iii) by special legal counsel selected by the board of directors or a committee of the board of directors as set forth in (i) or (ii); or (iv) by the stockholders in a vote that excludes the shares held by directors who are named defendants or respondents in the proceeding. The power to indemnify applies only if such person acted in good faith and, in the case of conduct in the person’s official capacity as a director, in a manner he reasonably believed to be in the best interest of the corporation, and, in all other cases, that the person’s conduct was not opposed to the best interest of the corporation, and with respect to any criminal action or proceeding, that such person had no reasonable cause to believe his conduct was unlawful.

Article 2.02-1, Section K of the TBCA provides that the corporation may pay or reimburse, in advance of the final disposition of the proceeding, reasonable expenses incurred by a present director who was, is, or is threatened to be made a named defendant or respondent in a proceeding after the corporation receives a written affirmation by the director of his good faith belief that he has met the standard of conduct necessary for indemnification under Article 2.02-1 and a written undertaking by or on behalf of the director to repay the amount paid or reimbursed if it is ultimately determined that he has not met that standard or if it is ultimately determined that indemnification of the director is not otherwise permitted under the TBCA. Section K also provides that reasonable expenses incurred by a former director or officer, or a present or former employee or agent of the corporation, who was, is, or is threatened to be made a named defendant or respondent in a proceeding may be paid or reimbursed by the corporation, in advance of the final disposition of the action, as the corporation considers appropriate.

Article 2.02-1, Sections O and P of the TBCA provide that a corporation may indemnify and advance expenses to (i) an officer, employee, or agent of the corporation and (ii) persons who are not or were not officers, employees or agents of the corporation but who are or were serving at the request of the corporation as director, officer, partner, venturer, proprietor, trustee, employee, agent or similar functionary of another foreign or domestic corporation, employee benefit plan, other enterprise or other entity to the same extent that it may indemnify and advance expenses to directors under the TBCA.

Article 2.02-1, Section Q of the TBCA permits a corporation to indemnify and advance expenses to an officer, employee, agent or person identified above to such further extent, consistent with the law, as may be provided by its articles of incorporation, bylaws, general or specific action of its board of directors or contract or as permitted or required by common law.

Consistent with Article 2.02-1 of the TBCA, our articles of incorporation provide that we may, in our sole discretion, (i) indemnify and advance expenses to directors, officers, employees and agents of the corporation and to other persons and (ii) purchase and maintain insurance on behalf of our directors, officers, employees and agents, to the fullest extent and under the circumstances permitted by Article 2.02-1. Article 2.01-1, as described above, is incorporated by reference into our articles of incorporation.

Pursuant to the Merger Agreement with First Southwest, we have agreed to maintain in effect, for six years from the closing date of the merger, directors’ and officers’ liability insurance covering those persons covered by the directors’ and officers’ liability insurance maintained by First Southwest on the closing date of the merger with the same coverage as may be provided from time to time by us to our then existing directors and officers, but we are not obligated to pay more than 110% of the last annual premium paid for such insurance.

ITEM 13.	FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

See “Item 15 – Financial Statements and Exhibits” contained in this registration statement on Form 10.

ITEM 14.	CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 15.	FINANCIAL STATEMENTS AND EXHIBITS

(a)	Financial Statements

Please see the following financial statements set forth below beginning on page F-1 of this registration statement on Form 10.

Page	Description
F-3	Report of Independent Auditors

F-4	Consolidated Balance Sheets as of December 31, 2008 and 2007

F-5	Consolidated Statements of Income for the Years Ended December 31, 2008, 2007 and 2006

F-6	Consolidated Statements of Stockholders’ Equity for the Years Ended December 31, 2008, 2007 and 2006

F-7	Consolidated Statements of Cash Flows for the Years Ended December 31, 2008, 2007 and 2006

F-8	Notes to Consolidated Financial Statements

F-56	Consolidated Balance Sheets as of March 31, 2009 and December 31, 2008

F-57	Consolidated Statements of Income for the Three Months Ended March 31, 2009 and March 31, 2008

F-58	Consolidated Statements of Stockholders’ Equity for the Three Months Ended March 31, 2009 and March 31, and 2008

F-59	Consolidated Statements of Cash Flows for the Three Months Ended March 31, 2009 and March 31, 2008

F-60	Notes to Consolidated Financial Statements

(b)	Exhibits. The following documents are filed as exhibits hereto:

EXHIBIT NO.
3.1	–	Second Restated Articles of Incorporation of Plains Capital Corporation (previously filed as Exhibit 3.1 to Amendment No. 1 to the Registration Statement on Form 10 filed on June 25, 2009, File No. 000-53629, and incorporated herein by reference).

3.2*	–	Amended and Restated Bylaws of Plains Capital Corporation.

4.1*	–	Letter Agreement and Securities Purchase Agreement – Standard Terms incorporated therein, dated as of December 19, 2008, between Plains Capital Corporation and the United States Department of the Treasury.

4.2*	–	Amended and Restated Declaration of Trust, dated as of July 31, 2001, by and among State Street Bank and Trust Company of Connecticut, National Association, Plains Capital Corporation, and Alan B. White, George McCleskey, and Jeff Isom as Administrators.

4.3*	–	First Amendment to Amended and Restated Declaration of Trust, dated as of August 7, 2006, between Plains Capital Corporation and U.S. Bank National Association.

4.4*	–	Indenture, dated as of July 31, 2001, between Plains Capital Corporation and State Street Bank and Trust Company of Connecticut, National Association.

4.5*	–	First Supplemental Indenture, dated as of August 7, 2006, between Plains Capital Corporation and U.S. Bank National Association.

4.6*	–	Amended and Restated Floating Rate Junior Subordinated Deferrable Interest Debenture of Plains Capital Corporation, dated as of August 7, 2006, by Plains Capital Corporation in favor of U.S. Bank National Association.

4.7*	–	Guarantee Agreement, dated as of July 31, 2001, between Plains Capital Corporation and State Street Bank and Trust Company of Connecticut, National Association, as trustee.

4.8*	–	First Amendment to Guarantee Agreement, dated as of August 7, 2006, between Plains Capital Corporation and U.S. Bank National Association.

4.9*	–	Amended and Restated Declaration of Trust, dated as of March 26, 2003, by and among U.S. Bank National Association, Plains Capital Corporation, and Alan B. White, George McCleskey, and Jeff Isom as Administrators.

4.10*	–	Indenture, dated as of March 26, 2003, between Plains Capital Corporation and U.S. Bank National Association.

4.11*	–	Floating Rate Junior Subordinated Deferrable Interest Debenture of Plains Capital Corporation, dated as of March 26, 2003, by Plains Capital Corporation in favor of U.S. Bank National Association.

4.12*	–	Guarantee Agreement, dated as of March 26, 2003, between Plains Capital Corporation and U.S. Bank National Association, as trustee.

4.13*	–	Amended and Restated Declaration of Trust, dated as of September 17, 2003, by and among U.S. Bank National Association, Plains Capital Corporation, and Alan B. White, George McCleskey, and Jeff Isom as Administrators.

4.14*	–	Indenture, dated as of September 17, 2003, between Plains Capital Corporation and U.S. Bank National Association.

4.15*	–	Floating Rate Junior Subordinated Deferrable Interest Debenture of Plains Capital Corporation, dated as of September 17, 2003, by Plains Capital Corporation in favor of U.S. Bank National Association.

4.16*	–	Guarantee Agreement, dated as of September 17, 2003, between Plains Capital Corporation and U.S. Bank National Association, as trustee.

4.17*	–	Amended and Restated Trust Agreement, dated as of February 22, 2008, by and among Plains Capital Corporation, Wells Fargo Bank, N.A., Wells Fargo Delaware Trust Company, and Alan B. White, DeWayne Pierce, and Jeff Isom as Administrative Trustees.

4.18*	–	Junior Subordinated Indenture, dated as of February 22, 2008, between Plains Capital Corporation and Wells Fargo Bank, N.A.

4.19*	–	Plains Capital Corporation Floating Rate Junior Subordinated Note due 2038, dated as of February 22, 2008, by Plains Capital Corporation in favor of Wells Fargo Bank, N.A., as trustee of the PCC Statutory Trust IV.

4.20*	–	Guarantee Agreement, dated as of February 22, 2008, between Plains Capital Corporation and Wells Fargo Bank, N.A.

4.21	–	Registration Rights Agreement, dated as of December 31, 2008, between Plains Capital Corporation and Hill A. Feinberg, as Stockholders’ Representative (previously filed as Exhibit 4.21 to Amendment No. 1 to the Registration Statement on Form 10 filed June 25, 2009, File No. 000-53629, and incorporated herein by reference).

10.1*	–	Agreement and Plan of Merger, dated as of November 7, 2008, by and among Plains Capital Corporation, PlainsCapital Bank, First Southwest Holdings, Inc., and Hill A. Feinberg as Stockholders’ Representative.

10.2*	–	First Amendment to Agreement and Plan of Merger, dated as of December 8, 2008, by and among Plains Capital Corporation, PlainsCapital Bank, First Southwest Holdings, Inc., and Hill A. Feinberg as Stockholders’ Representative.

10.3*	–	Second Amendment to Agreement and Plan of Merger, dated as of December 8, 2008, by and among Plains Capital Corporation, PlainsCapital Bank, FSWH Acquisition LLC, First Southwest Holdings, Inc., and Hill A. Feinberg as Stockholders’ Representative.

10.4*	–	Amended and Restated Employment Agreement, dated as of January 1, 2009, between Plains Capital Corporation and Alan White.

10.5*	–	First Amendment to Amended and Restated Employment Agreement, dated as of March 2, 2009, between Plains Capital Corporation and Alan White.

10.6*	–	Employment Agreement, effective as of December 31, 2008, by and among First Southwest Holdings, LLC, Plains Capital Corporation and Hill A. Feinberg.

10.7*	–	First Amendment to Employment Agreement, dated as of March 2, 2009, by and among First Southwest Holdings, LLC, Plains Capital Corporation and Hill A. Feinberg.

10.8*	–	Employment Agreement, dated as of January 1, 2009, between Plains Capital Corporation and Jerry L. Schaffner.

10.9*	–	First Amendment to Employment Agreement, dated as of March 2, 2009, between Plains Capital Corporation and Jerry L. Schaffner.

10.10*	–	Employment Agreement, dated as of January 1, 2009, between Plains Capital Corporation and Jeff Isom.

10.11*	–	First Amendment to Employment Agreement, dated as of March 2, 2009, between Plains Capital Corporation and Jeff Isom.

10.12*	–	Plains Capital Corporation Incentive Stock Option Plan, dated October 16, 1996 (the “1996 Incentive Stock Option Plan”).

10.13*	–	Plains Capital Corporation Incentive Stock Option Plan, dated March 25, 1998 (the “1998 Incentive Stock Option Plan”).

10.14*	–	Plains Capital Corporation Incentive Stock Option Plan, dated April 18, 2001 (the “2001 Incentive Stock Option Plan”).

10.15*	–	Plains Capital Corporation Incentive Stock Option Plan, dated March 25, 2003 (the “2003 Incentive Stock Option Plan”).

10.16*	–	Plains Capital Corporation 2005 Incentive Stock Option Plan, dated April 20, 2005.

10.17*	–	Amended and Restated Plains Capital Corporation 2007 Nonqualified and Incentive Stock Option Plan, dated December 31, 2008

10.18*	–	PNB Financial Bank Supplemental Executive Pension Plan, effective as of January 1, 2008.

10.19*	–	First Amendment to PlainsCapital Bank Supplemental Executive Pension Plan, effective as of March 19, 2009.

10.20*	–	Employee Stock Ownership Plan, effective January 1, 2004 and as amended and restated as of January 1, 2006.

10.21*	–	First Amendment to Plains Capital Corporation Employees’ Stock Ownership Plan, effective as of January 1, 2007.

10.22*	–	Second Amendment to Plains Capital Corporation Employees’ Stock Ownership Plan, dated as of December 1, 2008.

10.23*	–	Form of Restricted Stock Award Agreement for restricted stock awards issued to Messrs. Isom, Schaffner and White on December 17, 2008.

10.24	–	Form of Restricted Stock Award Agreement for restricted stock awards issued to Messrs. Custard and Feinberg, effective as of December 31, 2008.

10.25*	–	Form of Stock Option Agreement under the 1996 Incentive Stock Option Plan.

10.26*	–	Form of Stock Option Agreement under the 1998 Incentive Stock Option Plan.

10.27*	–	Form of Stock Option Agreement under the 2001 Incentive Stock Option Plan.

10.28*	–	Form of Stock Option Agreement under the 2003 Incentive Stock Option Plan.

10.29*	–	Form of Stock Option Agreement under the Plains Capital Corporation 2005 Incentive Stock Option Plan.

10.30*	–	Form of Stock Option Agreement under the Amended and Restated Plains Capital Corporation 2007 Nonqualified and Incentive Stock Option Plan.

10.31*	–	Amended and Restated Subordinate Credit Agreement, dated as of December 19, 2007, between JP Morgan Chase Bank, N.A. and Plains Capital Corporation.

10.32*	–	Second Amended and Restated Subordinate Promissory Note, dated as of December 19, 2007, by Plains Capital Corporation in favor of JP Morgan Chase Bank, N.A.

10.33*	–	Amended and Restated Loan Agreement, dated as of October 1, 2001, between Plains Capital Corporation and Bank One, NA.

10.34*	–	First Amendment to Amended and Restated Loan Agreement, dated as of August 1, 2002, between Plains Capital Corporation and Bank One, NA.

10.35*	–	Second Amendment to Amended and Restated Loan Agreement, dated as of August 1, 2003, between Plains Capital Corporation and Bank One, NA.

10.36*	–	Third Amendment to Amended and Restated Loan Agreement, dated as of June 1, 2004, between Plains Capital Corporation and Bank One, NA.

10.37*	–	Fourth Amendment to Amended and Restated Loan Agreement, dated as of November 21, 2005, between Plains Capital Corporation and JPMorgan Chase Bank, NA.

10.38*	–	Fifth Amendment to Amended and Restated Loan Agreement, dated as of October 16, 2006, between Plains Capital Corporation and JPMorgan Chase Bank, NA.

10.39*	–	Sixth Amendment to Amended and Restated Loan Agreement, dated as of December 19, 2007, between Plains Capital Corporation and JPMorgan Chase Bank, NA.

10.40*	–	Commercial Pledge and Security Agreement, dated as of November 1, 2000, by Plains Capital Corporation for the benefit of Bank One, Texas N.A.

10.41*	–	Third Amended and Restated Promissory Note, dated as of December 19, 2007, by Plains Capital Corporation in favor of JPMorgan Chase Bank, NA.

10.42*	–	Loan Agreement, dated as of September 22, 2004, between Bank One, NA and Plains Capital Corporation.

10.43*	–	Promissory Note, dated as of September 22, 2004, by Plains Capital Corporation in favor of Bank One, NA.

10.44*	–	Loan Agreement, dated as of October 27, 2004, between Plains Capital Corporation and Bank One, NA.

10.45*	–	Renewal, Extension and Modification Agreement, dated as of October 27, 2006, between Plains Capital Corporation and JPMorgan Chase Bank, NA.

10.46*	–	Amended and Restated Promissory Note, dated as of October 27, 2006, by Plains Capital Corporation in favor of JPMorgan Chase Bank, NA.

10.47*	–	Credit Agreement, dated as of October 13, 2006, between Plains Capital Corporation and JPMorgan Chase Bank, N.A.

10.48*	–	Line of Credit Note, dated as of October 14, 2008, by Plains Capital Corporation in favor of JPMorgan Chase Bank, N.A.

10.49*	–	Office Lease, dated as of February 7, 2007, between Plains Capital Corporation and Block L Land, L.P.

10.50*	–	First Amendment to Office Lease, dated as of April 3, 2007, between Plains Capital Corporation and Block L Land, L.P.

10.51*	–	Second Amendment to Office Lease, dated as of November 14, 2008, between Plains Capital Corporation and H/H Victory Holdings, L.P.

10.52	–	Employment Agreement, dated as of December 18, 2008, by and among Plains Capital Corporation, First Southwest Holdings, LLC and W. Allen Custard III (previously filed as Exhibit 10.1 to the Current Report on Form 8-K filed on July 8, 2009, File No. 000-53629, and incorporated herein by reference).

10.53	–	First Amendment to Employment Agreement, dated as of March 2, 2009, by and among Plains Capital Corporation, First Southwest Holdings, LLC and W. Allen Custard III (previously filed as Exhibit 10.2 to the Current Report on Form 8-K filed on July 8, 2009, File No. 000-53629, and incorporated herein by reference).

21.1*	–	Subsidiaries of Plains Capital Corporation.

*	Previously filed with Plains Capital’s registration statement on Form 10 filed on April 17, 2009, and incorporated herein by reference

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

PLAINS CAPITAL CORPORATION

Date: July 10, 2009	By:	/s/ Allen Custard
	Name:	Allen Custard
	Title:	Executive Vice President and Chief Financial Officer

CONSOLIDATED FINANCIAL STATEMENTS AND OTHER FINANCIAL INFORMATION

PlainsCapital Corporation and Subsidiaries

Years ended December 31, 2008, 2007 and 2006

Three months ended March 31, 2009 and 2008

PlainsCapital Corporation and Subsidiaries

Consolidated Financial Statements

and Other Financial Information

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders

Plains Capital Corporation

We have audited the accompanying consolidated balance sheets of Plains Capital Corporation and subsidiaries (the Company) as of December 31, 2008 and 2007, and the related consolidated statements of income, stockholders’ equity, and cash flows for each of the three years in the period ended December 31, 2008. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Plains Capital Corporation and subsidiaries at December 31, 2008 and 2007, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2008, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 20 to the financial statements, effective January 1, 2008, the Company adopted Statement of Financial Accounting Standards No., 157 “Fair Value Measurements”, and Statement of Financial Accounting Standards No. 159 “The Fair Value Option for Financial Assets and Financial Liabilities Including an amendment of FASB Statement No. 115”. Also, as discussed in Note 27 to the financial statements, effective January 1, 2008, the Company adopted Emerging Issues Task Force No. 06-4, “Accounting for Deferred Compensation and Post-retirement Benefit Aspects of Endorsement Split Dollar Life Insurance Arrangements.”

/s/ Ernst & Young LLP

Dallas, Texas

March 27, 2009

PlainsCapital Corporation and Subsidiaries

Consolidated Balance Sheets

December 31,

	2008	2007
	(In thousands)
Assets
Cash and due from banks	$92,785	$96,316
Federal funds sold	21,786	30,106
Assets segregated for regulatory purposes	11,500	—
Loans held for sale	198,866	100,015
Securities
Held to maturity, fair market value $217,019 and $102,592, respectively	217,209	104,499
Available for sale, amortized cost $165,417 and $89,534 respectively	166,557	86,676
Trading, at fair market value	1,561	—

	385,327	191,175

Loans, gross	2,969,506	2,600,829
Unearned income	(3,887)	(3,467)
Allowance for loan losses	(40,672)	(26,517)

Loans, net	2,924,947	2,570,845

Broker/dealer and clearing organization receivables	45,331	—
Fee award receivable	21,544	—
Investment in unconsolidated subsidiaries	2,012	1,548
Premises and equipment, net	57,336	43,323
Accrued interest receivable	16,164	17,213
Other real estate owned	9,637	6,355
Goodwill, net	36,486	37,107
Other intangible assets, net	82	200
Other assets	128,193	88,660

Total assets	$3,951,996	$3,182,863

Liabilities and Stockholders’ Equity
Deposits
Noninterest-bearing	$194,901	480,052
Interest-bearing	2,731,198	1,913,302

Total deposits	2,926,099	2,393,354

Broker/dealer and clearing organization payables	59,203	—
Short-term borrowings	256,452	413,060
Treasury tax and loan note option account	3,424	3,246
Capital lease obligation	8,651	3,994
Notes payable	151,014	40,256
Junior subordinated debentures	67,012	51,548
Other liabilities	80,326	43,515

Total liabilities	3,552,181	2,948,973

Commitments and contingencies

Stockholders’ equity
Preferred stock, $1 par value per share, authorized 5,000,000 shares;
Series A, 87,631 and zero shares issued, respectively	82,736	—
Series B, 4,382 and zero shares issued, respectively	4,895	—
Common stock, $10 par value per share, authorized 50,000,000 shares; issued 10,524,506 and 8,816,143 shares, respectively	105,245	88,161
Surplus	42,232	1,200
Retained earnings	167,865	149,694
Accumulated other comprehensive income (loss)	331	(1,173)

	403,304	237,882
Unearned ESOP shares (106,904 and 122,305 shares, respectively)	(3,489)	(3,992)

Total stockholders’ equity	399,815	233,890

Total liabilities and stockholders’ equity	$3,951,996	$3,182,863

See accompanying notes.

PlainsCapital Corporation and Subsidiaries

Consolidated Statements of Income

For the Years Ended December 31,

(In thousands, except per share amounts)

	2008	2007	2006
Interest income:
Loans, including fees	$182,683	$209,243	$181,119
Securities	10,159	10,115	9,718
Federal funds sold	477	1,330	1,795
Interest-bearing deposits with banks	73	207	180

Total interest income	193,392	220,895	192,812

Interest expense
Deposits	48,236	89,058	76,065
Short-term borrowings	10,218	8,303	2,882
Treasury tax and loan note option account	21	58	58
Capital lease obligation	389	224	57
Notes payable	2,878	2,627	3,466
Junior subordinated debentures	4,327	4,535	4,445

Total interest expense	66,069	104,805	86,973

Net interest income	127,323	116,090	105,839
Provision for loan losses	22,818	5,517	5,049

Net interest income after provision for loan losses	104,505	110,573	100,790

Noninterest income
Service charges on depositor accounts	9,445	7,614	6,911
Income from loan origination and net gains from sale of loans	94,353	60,483	81,442
Trust fees	4,450	4,043	2,649
Other	10,818	12,141	10,774

Total noninterest income	119,066	84,281	101,776

Noninterest expense
Employees’ compensation and benefits	112,186	93,680	104,030
Occupancy and equipment, net	28,137	24,444	26,986
Professional services	11,602	9,798	10,757
Deposit insurance premium	1,564	441	267
Repossession and foreclosure, net of recoveries	3,386	474	(2,226)
Minority interests	437	543	608
Other	29,410	21,978	22,781

Total noninterest expense	186,722	151,358	163,203

Income before income taxes	36,849	43,496	39,363
Income tax provision	12,725	14,904	13,624

Net income	$24,124	$28,592	$25,739

Earnings per share
Basic	$2.77	$3.30	$2.99

Diluted	$2.76	$3.27	$2.97

See accompanying notes.

PlainsCapital Corporation and Subsidiaries

Consolidated Statements of Stockholders’ Equity

	Comprehensive Income	Preferred Stock		Common Stock		Surplus	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Unearned ESOP Shares	Total
		Shares	Amount	Shares	Amount
	(Dollars in thousands)
Year Ended December 31, 2006
Balance, January 1, 2006		—	$—	8,709,927	$87,099	$81	$105,097	$(804)	$(5,041)	$186,432
Stock option plans’ activity		—	—	84,197	842	586	—	—	—	1,428
ESOP activity		—	—	—	—	—	56	—	532	588
Cash dividends ($0.56 per share)		—	—	—	—	—	(4,905)	—	—	(4,905)
Comprehensive income:
Net income	$25,739	—	—	—	—	—	25,739	—	—	25,739
Other comprehensive income (loss):
Unrealized losses on securities available for sale, net of tax of $203.4	(395)
Unrealized gains on securities held in trust for the Supplemental Executive Retirement Plan, net of tax of $170.1	330
Unrealized gains on customer-related cash flow hedges, net of tax of $61.7	115

Other comprehensive income	50	—	—	—	—	—	—	50	—	50

Total comprehensive income	$25,789

Balance, December 31, 2006		—	—	8,794,124	87,941	667	125,987	(754)	(4,509)	209,332

Year Ended December 31, 2007
Stock option plans’ activity		—	—	22,019	220	533	—	—	—	753
ESOP activity		—	—	—	—	—	49	—	517	566
Cash dividends ($0.56 per share)		—	—	—	—	—	(4,934)	—		(4,934)
Comprehensive income:
Net income	$28,592	—	—	—	—	—	28,592	—	—	28,592
Other comprehensive income (loss):
Unrealized losses on securities available for sale, net of tax of $218.8	(425)
Unrealized gains on securities held in trust for the Supplemental Executive Retirement Plan, net of tax of $2.0	(4)
Unrealized gains on customer-related cash flow hedges, net of tax of $5.2	10

Other comprehensive loss	(419)	—	—	—	—	—	—	(419)	—	(419)

Total comprehensive income	$28,173

Balance, December 31, 2007		—	—	8,816,143	88,161	1,200	149,694	(1,173)	(3,992)	233,890

Year Ended December 31, 2008
Cumulative effect of the adoption of EITF 06-4, Accounting for Endorsement Split-Dollar Life Insurance		—	—	—	—	—	(676)	—	—	(676)
Sale of Series A and Series B preferred stock		92,013	87,631	—	—	—	—	—	—	87,631
Stock option plans’ activity		—	—	10,783	108	290	—	—	—	398
Stock issued in business combination		—	—	1,697,580	16,976	40,742	—	—	—	57,718
ESOP activity		—	—	—	—	—	36	—	503	539
Cash dividends ($0.60 per share)		—	—	—	—	—	(5,313)	—		(5,313)
Comprehensive income:
Net income	$24,124	—	—	—	—	—	24,124	—	—	24,124
Other comprehensive income (loss):
Unrealized gains on securities available for sale, net of tax of $1,359.3	2,638
Unrealized losses on securities held in trust for the Supplemental Executive Retirement Plan, net of tax of $577.8	(1,122)
Unrealized losses on customer-related cash flow hedges, net of tax of $6.6	(12)

Other comprehensive income	1,504	—	—	—	—	—	—	1,504	—	1,504

Total comprehensive income	$25,628

Balance, December 31, 2008		92,013	$87,631	10,524,506	$105,245	$42,232	$167,865	$331	$(3,489)	$399,815

See accompanying notes.

PlainsCapital Corporation and Subsidiaries

Consolidated Statements of Cash Flows

For the Years Ended December 31,

(In thousands)

	2008	2007	2006
Operating Activities
Net income	$24,124	$28,592	$25,739
Adjustments to reconcile net income to net cash provided by operating activities
Provision for loan losses	22,818	5,517	5,049
Net losses (gains) on other real estate owned	1,504	737	(1,725)
Depreciation and amortization	7,591	7,690	7,915
Stock options compensation cost	89	171	102
Loss (gain) on sale of premises and equipment	104	(547)	800
Stock dividends on securities	(533)	(184)	(212)
Deferred income taxes	(799)	(3,876)	(1,360)
Payments (deposits) for claims in litigation	6,816	—	(6,816)
Changes in other assets	(13,446)	(7,735)	(5,001)
Changes in other liabilities	150,983	502	2,437
Net gains from sale of loans	(94,353)	(60,483)	(81,442)
Loans originated for sale	(2,313,320)	(1,697,516)	(2,217,106)
Proceeds from loans sold	2,311,411	1,791,418	2,352,292

Net cash provided by operating activities	102,989	64,286	80,672

Investing Activities
Proceeds from maturities and principal reductions of securities held to maturity	4,305	7,946	18,758
Proceeds from maturities and principal reductions of securities available for sale	25,038	402,963	832,745
Purchases of securities held to maturity	(117,287)	(7,171)	(25,964)
Purchases of securities available for sale	(100,952)	(408,615)	(834,163)
Net increase in loans	(292,610)	(408,577)	(254,413)
Purchases of premises and equipment and other assets	(19,154)	(5,653)	(11,372)
Proceeds from sales of premises and equipment and other real estate owned	11,055	9,339	6,355
Net cash from acquisitions	3,954	—	—
Net cash received (paid) for Federal Home Loan Bank and Federal Reserve Bank stock	1,491	(17,626)	—
Other, net	(464)	(275)	—

Net cash used for investing activities	(484,624)	(427,669)	(268,054)

Financing Activities
Net increase (decrease) in deposits	452,872	(104,706)	179,158
Net increase (decrease) in short-term borrowings	(193,108)	368,082	7,003
Net increase (decrease) in treasury tax and loan note option account	178	1,070	(769)
Proceeds from notes payable	120,150	14,900	15,450
Payments on notes payable	(108,609)	(10,504)	(26,050)
Proceeds from junior subordinated debentures	15,464	—	—
Proceeds from sale of preferred stock	87,631	—	—
Proceeds from sale of common stock	258	470	1,325
Dividends paid	(5,313)	(4,934)	(4,905)
Other, net	261	415	608

Net cash provided by financing activities	369,784	264,793	171,820

Net decrease in cash and cash equivalents	(11,851)	(98,590)	(15,562)
Cash and cash equivalents at beginning of year	126,422	225,012	240,574

Cash and cash equivalents at end of year	$114,571	$126,422	$225,012

Supplemental Disclosures of Cash Flow Information
Cash paid during the year for:
Interest	$68,629	$105,486	$85,985

Income taxes	$14,205	$18,327	$13,527

Supplemental Schedule of Noncash Activities
Conversion of loans to other real estate owned	$17,713	$12,857	$20,395

Financing provided on sales of other real estate owned	$390	$552	$16,185

Capital leases	$4,899	$—	$4,186

Common stock issued in acquisitions	$57,718	$—	$—

See accompanying notes.

PlainsCapital Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2008

1. Summary of Significant Accounting and Reporting Policies

Nature of Operations

PlainsCapital Corporation (PCC) is a financial holding company and a bank holding company headquartered in Dallas, Texas, that provides, through its subsidiaries, a broad array of products and services from offices primarily located throughout Texas. In addition to general commercial and consumer banking, other products and services offered include mortgage banking, investment banking, financial advisory services, trust and investment management, merchant banking, leasing, treasury management, and item processing.

Basis of Presentation

PCC owns 100% of the outstanding stock of PlainsCapital Bank (PCB) and PlainsCapital Equity, LLC. PCC owns a 60.9% interest in Hester Capital Management (Hester). PCB owns 100% of the outstanding stock of PrimeLending (Prime), PNB Aero Services, Inc., PCB ARC, Inc. and 90% of the outstanding stock of Plains Financial Corporation (PFC). PCB has a 100% interest in First Southwest Holdings, LLC (FSH), PlainsCapital Leasing, LLC (PCL), and PlainsCapital Securities, LLC, as well as a 51% voting interest in PlainsCapital Insurance Services, LLC.

After the close of business on December 31, 2008, FSWH Acquisition LLC (Merger Sub), a wholly-owned subsidiary of PCB, acquired First Southwest Holdings, Inc., (First Southwest) a diversified, private investment banking corporation headquartered in Dallas, Texas. The Merger Sub, which took the FSH name, is the surviving entity in the transaction. The principal subsidiaries of FSH are First Southwest Company (FSC), a broker-dealer registered with the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority (FINRA), First Southwest Asset Management, Inc., a registered investment advisor under the Investment Advisors Act of 1940, and First Southwest Leasing Company. Please see Note 2 for further discussion of the acquisition.

The accompanying consolidated financial statements include the accounts of the above-named entities. All significant intercompany transactions and balances have been eliminated. Noncontrolling interests have been recorded for minority ownership in entities that are not wholly owned.

PCC also owns 100% of the outstanding stock of PCC Statutory Trusts I, II, III, and IV (Trusts), which are not included in the consolidated financial statements under FIN 46(R), Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51 (FIN 46(R)), because the primary beneficiaries of the Trusts are not within the consolidated group.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

PlainsCapital Corporation and Subsidiaries

Notes to Consolidated Financial Statements (continued)

1. Summary of Significant Accounting and Reporting Policies (continued)

Loans Held for Sale

Loans held for sale consist primarily of single-family residential mortgages funded through Prime. These loans are generally on the consolidated balance sheet for no more than 30 days, until their sale into the secondary market. Substantially all loans originated and intended for sale in the secondary market are carried at fair value under the provisions of Financial Accounting Standards Board (FASB) Statement of Financial Accounting Standards (SFAS) 159, The Fair Value Option for Financial Assets and Financial Liabilities (SFAS 159). Changes in the fair value of the loans held for sale are recognized in earnings and fees and costs associated with origination are recognized as incurred. The specific identification method is used to determine realized gains and losses on sales of loans, which are reported as net gains (losses) in noninterest income. Loans sold are subject to certain indemnification provisions with investors, including the repurchase of loans sold and repayment of certain sales proceeds to investors under certain conditions. PCB guarantees Prime’s performance with respect to the indemnification provisions included in a purchase agreement with a third party. Historically, such amounts have not been material to PCC’s consolidated financial position or results of operations. At December 31, 2008, Prime had an accrued liability of $1.2 million under these indemnification provisions.

Securities

Securities that management has the positive intent and ability to hold until maturity are classified as held to maturity. These securities are carried at cost, adjusted for amortization of premiums and accretion of discounts, which are recognized as adjustments to interest income using the interest method over the period to maturity.

Securities to be held for indefinite periods of time and not intended to be held to maturity or on a long-term basis are classified as available for sale. Securities included in this category are those that management intends to use as part of its asset/liability management strategy and that may be sold in response to changes in interest rates, resultant prepayment risk, and other factors related to interest rate and resultant prepayment risk changes. Management classifies securities at the time of purchase and reassesses such designation at each balance sheet date. Transfers between categories from this reassessment are rare. Securities available for sale are carried at fair value. Unrealized holding gains and losses on securities available for sale, net of taxes, are reported in other comprehensive income until realized. Premiums and discounts are recognized in interest income using the interest method over the period to maturity.

Securities held for resale in anticipation of short-term market movements are classified as trading. Trading securities are carried at fair value, with changes in fair value reported in current earnings.

Purchases and sales (and related gain or loss) of securities are recorded on the trade date, based on specific identification.

Prepayments are anticipated on mortgage-backed securities when amortizing premiums and accreting discounts. Future cash flow streams (prepayment rates) are estimated by management after considering recent prepayment history and the current interest rate environment.

PlainsCapital Corporation and Subsidiaries

Notes to Consolidated Financial Statements (continued)

1. Summary of Significant Accounting and Reporting Policies (continued)

Loans

Loans that management has the intent and ability to hold for the foreseeable future or until maturity or payoff are stated at the amount of unpaid principal reduced by unearned income and an allowance for loan losses. Unearned income on installment loans and interest on other loans is recognized using the simple-interest method. Fees received for providing loan commitments and letters of credit that result in loans are deferred and amortized to interest income over the life of the related loan, beginning with the initial borrowing. Fees on commitments and letters of credit that are not expected to be funded are amortized to noninterest income over the commitment period. Income on direct financing leases is recognized on a basis that achieves a constant periodic rate of return on the outstanding investment.

The accrual of interest on impaired loans is discontinued when, in management’s opinion, there is a clear indication that the borrower’s cash flow may not be sufficient to meet payments as they become due, which is generally when a loan is 90 days past due unless the asset is both well secured and in the process of collection. When a loan is placed on nonaccrual status, all previously accrued and unpaid interest is charged against income. If the ultimate collectibility of principal, wholly or partially, is in doubt, any payment received on a loan on which the accrual of interest has been suspended is applied to reduce principal to the extent necessary to eliminate such doubt. Once the collection of the remaining recorded loan balance is fully expected, interest income is recognized on a cash basis.

PCB originates loans to customers primarily in Dallas, Fort Worth, Arlington, Lubbock, Austin, and San Antonio. PCL provides lease financing to customers primarily throughout Texas and the southern United States. Although PCB and PCL have diversified loan and leasing portfolios and, generally, hold collateral against amounts advanced to customers, their debtors’ ability to honor their contracts is substantially dependent upon the general economic conditions of the region, which consist primarily of energy, agribusiness, wholesale/retail trade, real estate, health care, and institutions of higher education. Prime originates loans to customers in its offices, which are located primarily throughout Texas and the southern United States. Mortgage loans originated by Prime are sold in the secondary market, servicing released. FSC makes loans to customers through margin transactions. FSC controls risk by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines, which may vary based upon market conditions. Securities owned by customers and held as collateral for margin loans are not included in the consolidated financial statements.

Allowance for Loan Losses

The allowance for loan losses is a reserve established through a provision for loan losses charged to expense, which represents management’s best estimate of probable losses that have been incurred within the existing portfolio of loans. The allowance, in the judgment of management, is necessary to reserve for estimated loan losses inherent in the loan portfolio at the balance sheet date. The allowance for loan losses includes allowance allocations calculated in accordance with SFAS No. 114, Accounting by Creditors for Impairment of a Loan, as amended by SFAS 118, Accounting by Creditors for Impairment of a Loan – Income Recognition and Disclosures, and allowance allocations determined in accordance with SFAS No. 5, Accounting for Contingencies. The level of the allowance reflects management’s continuing evaluation of industry concentrations, specific credit risks, loan loss experience, current loan portfolio quality, present economic, political and regulatory conditions, and unidentified losses inherent in the current loan portfolio. Portions of the allowance may be allocated for specific credits; however, the entire allowance is available for any credit that, in management’s judgment, should be charged off. While management utilizes its best judgment and information available, the ultimate adequacy of the allowance is dependent upon a variety of factors beyond PCC’s control, including the performance of PCC’s loan portfolio, the economy, changes in interest rates, and the view of the regulatory authorities toward loan classifications.

PlainsCapital Corporation and Subsidiaries

Notes to Consolidated Financial Statements (continued)

1. Summary of Significant Accounting and Reporting Policies (continued)

PCC’s allowance for loan losses consists of three elements: (i) specific valuation allowances established for probable losses on specific loans; (ii) historical valuation allowances calculated based on historical loan loss experience for homogenous loans with similar characteristics and trends; and (iii) valuation allowances based on economic conditions and other qualitative risk factors both internal and external to PCC. Management considers the allowance for loan losses to be a critical accounting policy.

Broker/Dealer and Clearing Organization Transactions

Amounts recorded in broker/dealer and clearing organization receivables and payables include securities lending activities, as well as amounts related to securities transactions for either FSC customers or for the account of FSC. Securities-borrowed and securities-loaned transactions are generally reported as collateralized financings except where letters of credit or other securities are used as collateral. Securities-borrowed transactions require FSC to deposit cash, letters of credit, or other collateral with the lender. With respect to securities loaned, FSC receives collateral in the form of cash or other collateral in an amount generally in excess of the market value of securities loaned. FSC monitors the market value of securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded as necessary.

Fee Award Receivable

In 2005, FSH participated in a monetization of future cash flows from several tobacco companies owed to a law firm under a settlement agreement (Fee Award). The Fee Award is accounted for in accordance with Statement of Position 03-3, Accounting for Certain Loans or Debt Securities Acquired in a Transfer. FSH estimated the amount and timing of the undiscounted expected cash flows from the receivable. The excess of the receivable’s cash flows expected to be collected over the amount paid is to be accreted into interest income over the remaining life of the receivable (accretable yield). Over the life of the Fee Award, FSH will continue to estimate cash flows expected to be collected.

Premises and Equipment

Premises and equipment are stated at cost less accumulated depreciation and amortization computed principally on the straight-line method over the estimated useful lives of the assets, which range between 3 and 40 years. Gains or losses on disposals of premises and equipment are included in results of operations.

Other Real Estate Owned

Real estate acquired through foreclosure is included in other real estate owned and is carried at the lower of the recorded loan amount at the time of foreclosure or management’s estimate of fair value less costs to sell. At the time of acquisition, any excess of the recorded loan amount over fair value is charged to the allowance for loan losses. Revenue and expenses from operations, subsequent reductions in fair value and gains and losses on sale are included in repossession and foreclosure expense.

Goodwill

Goodwill, which represents the excess of cost over the fair value of the net assets of an acquired business, is tested for impairment annually or whenever events or changes in circumstances indicate that the carrying amount should be assessed. Impairment, if any, for goodwill is recognized as a permanent charge to noninterest expense. There were no impairment charges in 2008, 2007 or 2006.

PlainsCapital Corporation and Subsidiaries

Notes to Consolidated Financial Statements (continued)

1. Summary of Significant Accounting and Reporting Policies (continued)

Intangibles and Other Long-Lived Assets

Intangible assets are acquired assets that lack physical substance but can be distinguished from goodwill because of contractual or other legal rights or because the asset is capable of being sold or exchanged either on its own or in combination with a related contract, asset, or liability. PCC’s intangible assets relate to core deposits and customer relationships. Intangible assets with definite useful lives are amortized on the straight-line method over their estimated lives. Intangible assets with indefinite useful lives are not amortized until their lives are determined to be definite. Intangible assets, premises and equipment, and other long-lived assets are tested for impairment whenever events or changes in circumstances indicate the carrying amount of the assets may not be recoverable from future undiscounted cash flows. If impaired, the assets are recorded at fair value. There were no impairment charges in 2008, 2007 or 2006.

Derivative Financial Instruments

PCC’s hedging policies permit the use of various derivative financial instruments to manage interest rate risk or to hedge specified assets and liabilities. In addition, Prime executes interest rate lock commitments (IRLCs) with their customers that allow those customers to make mortgage loans at agreed upon rates. IRLCs meet the definition of a derivative under the provisions of SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended and interpreted. Derivatives are recorded at fair value on PCC’s consolidated balance sheet. To qualify for hedge accounting, derivatives must be highly effective at reducing the risk associated with the exposure being hedged and must be designated as a hedge at the inception of the derivative contract. If derivative instruments are designated as hedges of fair values, the change in the fair value of the both the derivative instrument and the hedged item are included in current earnings. Changes in the fair value of derivatives designated as hedges of cash flows are recorded in other comprehensive income. Actual cash receipts and/or payments and related accruals on derivatives related to hedges are recorded as adjustments to the line item where the hedged item’s effect on earnings is recorded. During the life of the hedge, PCC formally assesses whether derivatives designated as hedging instruments continue to be highly effective in offsetting changes in the fair value or cash flows of hedged items. If PCC determines that a hedge has ceased to be highly effective, PCC will discontinue hedge accounting prospectively. At such time, previous adjustments to the carrying value of the hedged item would be reversed into earnings, amounts recorded in other comprehensive income would be reclassified into earnings and the derivative instrument would be recorded at fair value.

Loss Contingencies

Loss contingencies, including claims and legal actions arising in the ordinary course of business, are recorded as liabilities when the likelihood of loss is probable and an amount or range of loss can be reasonably estimated.

Trust Fees

Trust fees are recorded on the accrual basis.

PlainsCapital Corporation and Subsidiaries

Notes to Consolidated Financial Statements (continued)

1. Summary of Significant Accounting and Reporting Policies (continued)

Share-Based Compensation

PCC and its subsidiaries have four open incentive stock option plans that are described in Note 16. On January 1, 2006, PCC adopted SFAS No. 123(R), Share-Based Payment, (SFAS 123(R)) using the modified-prospective-transition method. Under that transition method, compensation cost recognized beginning in 2006 includes amounts for all share-based payments granted after December 31, 2005, based on the grant-date fair value estimated by application of the provisions of SFAS 123(R).

PCC’s income before taxes and net income for the year ended December 31, 2006, were $102,285 and $66,485 lower, respectively, than if PCC had continued to account for share-based compensation under APB 25.

SFAS 123(R) requires that cash flows resulting from the tax benefits that relate to tax deductions in excess of the compensation cost recognized for those options (excess tax benefits) be classified as financing cash flows. PCC has classified $0, $51,409 and $112,593 of excess tax benefits as financing cash flows, in “Other, net”, in the Consolidated Statement of Cash Flows for the years ended December 31, 2008, 2007 and 2006, respectively.

Advertising

Advertising costs are expensed as incurred. Advertising expense totaled approximately $1.1 million, $1.1 million and $1.3 million in 2008, 2007 and 2006, respectively.

Income Taxes

The provision for income tax includes taxes currently payable and deferred taxes arising from the difference in basis of assets and liabilities for financial statement and tax purposes. Deferred tax assets and liabilities are reflected at currently enacted income tax rates applicable to the period in which the deferred tax assets or liabilities are expected to be realized or settled. As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the income tax provision. PCC files a consolidated federal income tax return. Interest and penalties incurred related to tax matters are charged to other interest expense or other noninterest expense, as appropriate.

Cash Flow Reporting

For the purpose of presentation in the consolidated statement of cash flows, cash and cash equivalents are defined as those amounts included in the consolidated balance sheets captions “Cash and due from banks” and “Federal funds sold.” Cash equivalents have original maturities of three months or less.

Assets Segregated for Regulatory Purposes

Under certain conditions, FSC may be required to segregate cash and securities in a special reserve account for the benefit of customers under rule 15c3-3 of the Securities and Exchange Act of 1934 (the Act). Assets segregated under the provisions of the Act are not available for general corporate purposes.

PlainsCapital Corporation and Subsidiaries

Notes to Consolidated Financial Statements (continued)

1. Summary of Significant Accounting and Reporting Policies (continued)

Comprehensive Income (Loss)

PCC’s comprehensive income (loss) consists of its net income and unrealized holding gains (losses) on its available for sale securities, investments held in trust for the Supplemental Executive Retirement Plan and derivative instruments designated as cash flow hedges.

The components of accumulated other comprehensive income (loss) at December 31, 2008, 2007 and 2006 are shown in the following table (in thousands, net of taxes):

	2008	2007	2006
Unrealized gain (loss) on securities available for sale	$752	$(1,886)	$(1,461)
Unrealized gain (loss) on securities held in trust for the Supplemental Executive Retirement Plan	(561)	561	565
Unrealized gain on customer-related cash flow hedges	140	152	142

	$331	$(1,173)	$(754)

Reclassification

Certain items in the 2006 and 2007 financial statements have been reclassified to conform to the 2008 presentation.

PlainsCapital Corporation and Subsidiaries

Notes to Consolidated Financial Statements (continued)

2. Acquisition

As described in Note 1, First Southwest, a diversified, private investment banking corporation headquartered in Dallas, Texas, was merged with and into FSH after the close of business December 31, 2008. FSH is the surviving entity in the transaction. FSH exchanged shares of PCC common stock for all of the voting equity interests of First Southwest. The acquisition provides PCC with expanded service offerings and increases PCC’s assets and capital. The operations of FSH will be included in PCC’s consolidated income statement beginning January 1, 2009, while the assets and liabilities of FSH are included, at estimated fair value, in the consolidated balance sheet at December 31, 2008, the acquisition date.

The acquisition cost of FSH was approximately $60.9 million, composed of approximately 1.7 million shares of PCC stock valued at $57.7 million and $3.2 million of transaction costs. The value of $34 per share of PCC stock was the product of negotiations between the parties and was supported by a third-party, independent valuation.

In addition, FSH has placed approximately 566,000 shares of PCC stock, valued at approximately $19.2 million, into escrow. The percentage of shares to be released from escrow and distributed to First Southwest stockholders will be determined based upon the valuation of certain auction rate securities held by First Southwest prior to the merger (or to be repurchased following the closing of the merger) as of the last day of December 2012 or, if applicable, the aggregate sales price of such auction rate securities prior to such date. The release of the escrowed shares will be further adjusted for certain specified losses, if any, during the earnout period and any excess dividend payments. If the value or aggregate sales price, as applicable, of the auction rate securities is less than 80% of the face value of the auction rate securities, no shares will be distributed from escrow to First Southwest stockholders. If the value or aggregate sales price of the auction rate securities falls between 80% and 90% of face value, First Southwest stockholders will receive an increasing portion of the PCC shares held in escrow. If the value or aggregate sales price of the auction rate securities equals or exceeds 90% of face value, First Southwest stockholders will receive all of the PCC shares held in escrow. Any shares issued will be accounted for as additional acquisition cost. The auction rate securities held by First Southwest prior to the merger were purchased by PCB on December 31, 2008, at the closing of the acquisition.

PlainsCapital Corporation and Subsidiaries

Notes to Consolidated Financial Statements (continued)

2. Acquisition (continued)

PCC is using a third-party valuation specialist to assist in the determination of the fair value of assets acquired, including intangibles, and liabilities assumed in the acquisition. Accordingly, the allocation of the purchase price is preliminary and subject to refinement, and may result in the recognition of other identified intangibles. The following table summarizes the estimated fair values of assets acquired and liabilities assumed of FSH at December 31, 2008 (in thousands):

Due from PCC (principally auction rate securities)	$152,014
Loans, net	125,522
Broker/dealer and clearing organization receivables	45,331
Fee award receivable	21,544
Assets segregated for regulatory purposes	11,500
Other assets	38,319

Total assets acquired	394,230

Notes payable	124,217
Deposits	82,079
Broker/dealer and clearing organization payables	59,203
Short-term borrowings	36,500
Other liabilities	26,995

Total liabilities assumed	328,994

Net assets acquired	$65,236

The initial purchase price allocation resulted in net assets acquired in excess of consideration paid of approximately $4.3 million. That amount has been recorded in other liabilities until the contingent consideration issue described previously is settled. The purchase price allocation is based on preliminary valuations which have not been finalized, including valuations of intangible assets and stock option modifications. When completed, the excess of net assets acquired over consideration paid could change. In addition, the resolution of the contingent consideration issue could result in a change of the net asset excess and also could result in recording goodwill from the transaction.

PlainsCapital Corporation and Subsidiaries

Notes to Consolidated Financial Statements (continued)

2. Acquisition (continued)

The following table presents unaudited pro forma results of operations for the years ended December 31, 2008 and 2007, calculated as though the acquisition had been completed at the beginning of the respective periods (amounts in thousands, except for per share amounts). These pro forma amounts do not purport to be indicative of actual results that would have occurred if the acquisition had been completed at the beginning of the periods presented, nor of results that may be obtained in the future.

	2008	2007
Interest income	$216,986	$248,184
Interest expense	83,791	123,564

Net interest income	133,195	124,620
Provision for loan losses	22,818	6,017

Net interest income after provision for loan losses	110,377	118,603
Noninterest income	190,295	172,327
Noninterest expense	270,535	234,106

Income before income taxes	30,137	56,824
Income tax provision	9,886	19,075

Net income	$20,251	$37,749

Basic earnings per share	$1.95	$3.64

PlainsCapital Corporation and Subsidiaries

Notes to Consolidated Financial Statements (continued)

3. Securities

The amortized cost and fair value of securities as of December 31, 2008 and 2007 are summarized as follows (in thousands):

	Held to Maturity
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
As of December 31, 2008
U. S. government agencies
Mortgage-backed securities	$19,982	$585	$—	$20,567
Collateralized mortgage obligations	29,030	171	(116)	29,085
States and political subdivisions	168,197	474	(1,304)	167,367

Totals	$217,209	$1,230	$(1,420)	$217,019

As of December 31, 2007
U. S. government agencies
Mortgage-backed securities	$23,026	$398	$(203)	$23,221
Collateralized mortgage obligations	29,520	—	(1,662)	27,858
States and political subdivisions	51,953	409	(849)	51,513

Totals	$104,499	$807	$(2,714)	$102,592

	Available for Sale
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
As of December 31, 2008
U. S. Treasury securities	$11,920	$33	$—	$11,953
U. S. government agencies
Bonds	10,000	38	—	10,038
Mortgage-backed securities	35,037	708	(306)	35,439
Collateralized mortgage obligations	67,848	731	(64)	68,515
States and political subdivisions	40,612	—	—	40,612

Totals	$165,417	$1,510	$(370)	$166,557

As of December 31, 2007
U. S. government agencies
Bonds	$17,958	$42	$—	$18,000
Mortgage-backed securities	36,328	126	(415)	36,039
Collateralized mortgage obligations	35,248	—	(2,611)	32,637

Totals	$89,534	$168	$(3,026)	$86,676

PlainsCapital Corporation and Subsidiaries

Notes to Consolidated Financial Statements (continued)

3. Securities (continued)

Information regarding securities held by PCB that were in an unrealized loss position as of December 31, 2008 and 2007, is shown in the following tables (dollar amounts in thousands):

	As of December 31, 2008			As of December 31, 2007
	Number of Securities	Fair Value	Unrealized Losses	Number of Securities	Fair Value	Unrealized Losses
Held to maturity
U. S. government agencies
Mortgage-backed securities
Unrealized loss for less than twelve months	—	$—	$—	—	$—	$—
Unrealized loss for more than twelve months	—	—	—	2	9,052	203

	—	—	—	2	9,052	203
Collateralized mortgage obligations
Unrealized loss for less than twelve months	2	1,884	102	2	6,202	548
Unrealized loss for more than twelve months	1	8,885	14	4	21,655	1,114

	3	10,769	116	6	27,857	1,662
States and political subdivisions
Unrealized loss for less than twelve months	60	26,836	825	33	13,238	451
Unrealized loss for more than twelve months	20	7,713	479	27	12,120	398

	80	34,549	1,304	60	25,358	849
Total held to maturity
Unrealized loss for less than twelve months	62	28,720	927	35	19,440	999
Unrealized loss for more than twelve months	21	16,598	493	33	42,827	1,715

	83	$45,318	$1,420	68	$62,267	$2,714

Available for sale
U. S. government agencies
Mortgage-backed securities
Unrealized loss for less than twelve months	—	$—	$—	2	$7,200	$47
Unrealized loss for more than twelve months	1	4,944	306	4	16,903	368

	1	4,944	306	6	24,103	415
Collateralized mortgage obligations
Unrealized loss for less than twelve months	—	—	—	—	—	—
Unrealized loss for more than twelve months	6	18,233	64	8	32,637	2,611

	6	18,233	64	8	32,637	2,611
Total available for sale
Unrealized loss for less than twelve months	—	—	—	2	7,200	47
Unrealized loss for more than twelve months	7	23,177	370	12	49,540	2,979

	7	$23,177	$370	14	$56,740	$3,026

Management has the intention and ability to hold the securities classified as held to maturity until they mature, at which time PCB will receive full value for the securities. Management also has the ability and intent to hold the securities classified as available for sale for a period of time sufficient for a recovery of cost. As of December 31, 2008 and 2007, the securities included in the table above represented 18% and 63%, respectively, of the fair value of PCB’s securities portfolio. At December 31, 2008 and 2007, total impairment represented 2.6% and 4.8%, respectively, of the fair value of the underlying securities, and 0.5% and 3.0%, respectively, of the fair value of PCB’s securities portfolio. As of December 31, 2008, management believes the impairments detailed in the table are temporary and relate to changes in interest rates. Accordingly, no other-than-temporary impairment loss has been recognized in PCC’s consolidated statements of income.

PlainsCapital Corporation and Subsidiaries

Notes to Consolidated Financial Statements (continued)

3. Securities (continued)

The amortized cost and fair value of securities held to maturity and securities available for sale by contractual maturity as of December 31, 2008, is shown below (in thousands).

	Securities Held to Maturity		Securities Available for Sale
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
Due in one year or less	$1,305	$1,330	$11,920	$11,953
Due after one year through five years	2,488	2,629	10,000	10,038
Due after five years through ten years	12,494	12,556	—	—
Due after ten years	151,910	150,852	40,612	40,612

	168,197	167,367	62,532	62,603

Mortgage-backed securities	19,982	20,567	35,037	35,439
Collateralized mortgage obligations	29,030	29,085	67,848	68,515

	$217,209	$217,019	$165,417	$166,557

PCB did not sell securities in 2008 or 2007.

Securities with a carrying amount of approximately $231.1 million and $181.8 million (fair value of approximately $232.0 million and $177.2 million) at December 31, 2008 and 2007, respectively, were pledged to secure public and trust deposits, federal funds purchased and securities sold under agreements to repurchase, and for other purposes as required or permitted by law. In addition, PCB had secured a letter of credit from the Federal Home Loan Bank (FHLB) in the amount of $150 million and $100 million at December 31, 2008 and 2007, respectively, in lieu of pledging securities to secure certain public deposits.

Mortgage-backed securities and collateralized mortgage obligations consist principally of Government National Mortgage Association (GNMA), Federal National Mortgage Association (FNMA), and Federal Home Loan Mortgage Corporation (FHLMC) pass-through and participation certificates. GNMA securities are guaranteed by the full faith and credit of the United States, while FNMA and FHLMC securities are fully guaranteed by those respective United States government-sponsored agencies, and conditionally guaranteed by the full faith and credit of the United States government.

PlainsCapital Corporation and Subsidiaries

Notes to Consolidated Financial Statements (continued)

4. Loans and Allowance for Loan Losses

Loans summarized by category as of December 31, 2008 and 2007, are as follows (in thousands):

	2008	2007
Commercial and agricultural	$1,262,456	$1,028,332
Lease financing	101,902	148,780
Construction and land development	585,320	704,321
Real estate	839,099	678,618
Securities (primarily margin loans)	129,638	4,696
Consumer	51,091	36,082

	2,969,506	2,600,829
Unearned income	(3,887)	(3,467)
Allowance for loan losses	(40,672)	(26,517)

	$2,924,947	$2,570,845

Impaired (nonaccrual) loans totaled approximately $46.8 million and $17.2 million at December 31, 2008 and 2007, respectively. At December 31, 2008, an allowance for loan loss of approximately $23.7 million was associated with $44.7 million of impaired loans. At December 31, 2007, an allowance for loan loss of approximately $4.5 million was associated with $13.8 million of impaired loans. The average balance of impaired loans in 2008, 2007 and 2006 was approximately $35.3 million, $15.5 million and $8.6 million, respectively. Interest income recorded on impaired loans in 2008, 2007 and 2006 was nominal.

At December 31, 2008, PCB had real estate loans of approximately $2.4 million and commercial loans of $1.2 million that were more than 90 days past due, but upon which PCB continued to accrue interest. Accrued interest receivable on these loans at December 31, 2008, was $0.1 million. Subsequent to December 31, 2008, PCB reclassified $2.9 million of the loans to nonaccrual status. PCB has received payments on the remaining $0.7 million of loans and has removed the loans from past due status.

PCL’s net investment in lease financing at December 31, 2008 and 2007 is shown in the following table (in thousands).

	2008	2007
Future minimum lease payments	$110,405	$164,312
Unguaranteed residual value	369	979
Guaranteed residual value	2,768	3,256
Initial direct costs, net of amortization	589	1,131
Unearned income	(12,229)	(20,898)

	$101,902	$148,780

PlainsCapital Corporation and Subsidiaries

Notes to Consolidated Financial Statements (continued)

4. Loans and Allowance for Loan Losses (continued)

PCL expects to receive future minimum lease payments in 2009 through 2013 and in the aggregate thereafter as follows (in thousands).

2009	$47,334
2010	33,402
2011	18,450
2012	7,704
2013	3,053
Thereafter	462

$110,405

At December 31, 2008, PCL had lease financing receivables of approximately $0.3 million that were more than 90 days past due, but upon which PCL continued to accrue interest. Accrued interest receivable on the loans at December 31, 2008, was less than $50,000. Subsequent to December 31, 2008, $0.2 million of these leases are current, while the remaining $0.1 million of the leases continue to be 90 days past due.

Changes in the allowance for loan losses for the years ended December 31, 2008, 2007 and 2006 were as follows (in thousands):

	2008	2007	2006
Balance at beginning of year	$26,517	$24,722	$22,666
Provision charged to operations	22,818	5,517	5,049
Loans charged to allowance	(11,658)	(5,152)	(3,855)
Recoveries on charged-off loans	1,715	1,430	862
Additions due to acquisition	1,280	—	—

Balance at end of year	$40,672	$26,517	$24,722

The amount on the line captioned “Additions due to acquisition” is the amount of the allowance for loan losses for FSH at December 31, 2008. The acquisition of FSH is described in Note 2.

PlainsCapital Corporation and Subsidiaries

Notes to Consolidated Financial Statements (continued)

5. Premises and Equipment

The cost and accumulated depreciation and amortization of premises and equipment at December 31, 2008 and 2007, respectively, are summarized as follows (in thousands):

	2008	2007
Land and premises	$48,159	$41,067
Furniture and equipment	81,482	57,717

	129,641	98,784
Less accumulated depreciation and amortization	(72,305)	(55,461)

	$57,336	$43,323

The amounts shown above include assets recorded under capital leases of $8.3 million and $3.8 million, net of accumulated amortization of $1.2 million and $0.7 million at December 31, 2008 and 2007, respectively.

Occupancy expense was reduced by rental income of approximately $0.4 million, $0.4 million and $0.5 million in 2008, 2007 and 2006, respectively. Depreciation and amortization expense on premises and equipment, which includes amortization of capital leases, amounted to $7.0 million, $7.0 million and $7.4 million in 2008, 2007 and 2006, respectively.

6. Goodwill and Other Intangible Assets

The changes in the carrying amount of goodwill as of December 31, 2008 and 2007 are summarized as follows (in thousands):

	2008	2007
Balance at beginning of year	$37,107	$36,679
Tax benefit related to earnout payments	(621)	—
Additions from minority interest acquisition, net	—	472
Other, net	—	(44)

	$36,486	$37,107

PCC acquired Prime in a 2000 transaction that included an earnout provision. A portion of the earnout payments were deductible interest expense for federal income tax purposes and reduced the goodwill originally recorded with respect to the earnout payments.

Other intangible assets at December 31, 2008, were as follows (in thousands):

	Gross Intangible Assets	Accumulated Amortization	Net Intangible Assets
Core deposits	$520	$(438)	$82
Noncompete agreements	10	(10)	—
Customer relationships	913	(913)	—

	$1,443	$(1,361)	$82

PlainsCapital Corporation and Subsidiaries

Notes to Consolidated Financial Statements (continued)

6. Goodwill and Other Intangible Assets (continued)

Other intangible assets at December 31, 2007, were as follows (in thousands):

	Gross Intangible Assets	Accumulated Amortization	Net Intangible Assets
Core deposits	$520	$(365)	$155
Noncompete agreements	10	(10)	—
Customer relationships	913	(868)	45

	$1,443	$(1,243)	$200

Other intangible assets are amortized on the straight-line method over their estimated lives, which range from 7 to 8 years. Amortization expense related to intangible assets for the years ended December 31, 2008, 2007 and 2006 was $0.1 million, $0.3 million and $0.3 million, respectively. The estimated aggregate future amortization expense for intangible assets remaining as of December 31, 2008, is as follows (in thousands):

2009	$73
2010	9

$82

7. Deposits

Deposits at December 31, 2008 and 2007 are summarized as follows (in thousands):

	2008	2007
Noninterest-bearing demand	$194,901	$480,052
Interest-bearing:
NOW accounts	43,753	244,738
Money market	970,477	314,942
Demand	65,291	—
Savings	151,341	175,253
In foreign branches	136,454	367,927
Time—$100,000 and over	567,149	490,542
Time—brokered	564,378	74,217
Time—other	232,355	245,683

	$2,926,099	$2,393,354

PlainsCapital Corporation and Subsidiaries

Notes to Consolidated Financial Statements (continued)

7. Deposits (continued)

At December 31, 2008, the scheduled maturities of interest-bearing time deposits are as follows (in thousands):

2009	$1,169,639
2010	54,476
2011	22,683
2012	111,282
2013 and thereafter	5,802

$1,363,882

8. Short-term Borrowings

Short-term borrowings at December 31, 2008 and 2007 were as follows (in thousands):

	2008	2007
Federal funds purchased	$165,125	$116,475
Securities sold under agreements to repurchase	73,327	46,585
Federal Home Loan Bank (FHLB) notes	—	250,000
Short-term bank loans	18,000	—

	$256,452	$413,060

Federal funds purchased and securities sold under agreements to repurchase generally mature daily, on demand, or on some other short-term basis. PCB and FSC execute transactions to sell securities under agreements to repurchase with both their customers and broker/dealers. Securities involved in these transactions are held by PCB, FSC, or the dealer. Information concerning federal funds purchased and securities sold under agreements to repurchase for the periods ended December 31, 2008 and 2007 is shown in the following table (dollar amounts in thousands):

	2008	2007
Average balance during the year	$192,296	$86,411
Average interest rate during the year	1.90%	4.67%
Maximum month-end balance during the year	$266,077	$163,060
Securities underlying the agreements at year-end
Carrying value	$54,394	$60,630
Estimated fair value	$54,684	$58,243

FHLB notes mature over terms not exceeding 30 days and are secured by FHLB Dallas stock, nonspecified real estate loans, and certain specific commercial real estate loans. No FHLB notes were outstanding at December 31, 2008. The weighted average interest rate on the FHLB notes at December 31, 2007 was 4.18%.

FSH uses short-term bank loans periodically to finance securities owned, customers’ margin accounts, and other shorter operating activities. Interest on the borrowings varies with the federal funds rate. The weighted average interest rate on the borrowings at December 31, 2008 was 1.19%.

PlainsCapital Corporation and Subsidiaries

Notes to Consolidated Financial Statements (continued)

9. Notes Payable

Notes payable at December 31, 2008 and 2007, consisted of the following (in thousands):

	2008	2007
Federal Home Loan Bank Dallas advances	$1,647	$1,756
Revolving credit line with JPMorgan Chase not to exceed $20,000,000. Facility matures August 1, 2009, with interest payable quarterly.	18,000	6,500
Revolving credit line with JPMorgan Chase not to exceed $10,000,000. Advances under the facility are related to PlainsCapital Equity, LLC. Facility matures October 31, 2009, with interest payable quarterly.	7,650	7,000
Term note with JPMorgan Chase, due September 1, 2009, with interest payable semi-annually.	4,000	4,500
Term note with JPMorgan Chase, due October 27, 2013, with interest payable quarterly.	500	500
Subordinated note with JPMorgan Chase, not to exceed $20,000,000. Facility matures October 27, 2013 with interest payable quarterly.	20,000	20,000
FSH nonrecourse notes, due January 25, 2035 with interest payable quarterly.	20,597	—
Other FSH notes payable	78,620	—

	$151,014	$40,256

The revolving credit facilities maturing in August 2009 and October 2009, and the term notes due September 2009 and October 2013 bear interest at the JPMorgan Chase Prime Rate (Prime Rate) minus 0.75% (2.50% at December 31, 2008). These debt instruments are collateralized by the outstanding stock of PCB.

Advances under the subordinated note maturing in October 2013 bear interest at LIBOR plus 2.50% or, in the alternative, Prime minus 0.25%. The subordinated note is not collateralized. The rate on each of the outstanding advances under the subordinated note at December 31, 2008 was 3.00% (Prime Rate-based).

The agreements underlying the JPMorgan Chase debt include certain restrictive covenants, including limitations on the ability to incur additional debt, limitations on the disposition of assets, and requirements to maintain various financial ratios at acceptable levels. In the opinion of management, PCC was in compliance with these covenants at December 31, 2008.

In 2005, FSH participated in a monetization of future cash flows totaling $95.3 million from several tobacco companies owed to a law firm under a settlement agreement (Fee Award). In connection with the transaction, a special purpose entity that is consolidated with FSH under the provisions of FIN 46(R) issued $30.3 million of nonrecourse notes to finance the purchase of the Fee Award, the establishment of a reserve account and issuance costs. Cash flows from the settlement are the sole source of payment for the notes. The notes carry an interest rate of 8.58% that can increase to 10.08% under certain credit conditions.

At the closing of the acquisition described in Note 2, FSH had $78.6 million of notes payable that financed the auction rate securities FSH held prior to the acquisition. FSH used the proceeds received from the sale of the auction rate securities to PCB, as discussed in Note 2, to retire the notes payable in January 2009.

PlainsCapital Corporation and Subsidiaries

Notes to Consolidated Financial Statements (continued)

9. Notes Payable (continued)

The following table summarizes information concerning FHLB Dallas advances in 2008 and 2007 (dollar amounts in thousands):

	2008	2007
Balance outstanding at year-end	$1,647	$1,756
Average interest at year-end	4.15%	4.15%
Maximum month-end balance during the year	$101,729	$1,851
Average balance during the year	$51,970	$1,804
Average interest rate during the year	1.82%	4.15%

FHLB Dallas advances are collateralized by FHLB Dallas stock, nonspecified real estate loans, and certain specific commercial real estate loans. At December 31, 2008, PCB had available collateral of $636.9 million, including blanket collateral of $631.8 million and specified collateral of $5.1 million.

Scheduled maturities for notes payable outstanding at December 31, 2008, are as follows (in thousands):

	JPMorgan Chase Revolving Lines	JPMorgan Chase Subordinated and Term Notes	FHLB Advances	FSH Notes	Total
2009	$25,650	$4,000	113	78,620	$108,383
2010	—	—	1,534	—	1,534
2011	—	—	—	—	—
2012	—	—	—	—	—
2013 and thereafter	—	20,500	—	20,597	41,097

	$25,650	$24,500	$1,647	$99,217	$151,014

PlainsCapital Corporation and Subsidiaries

Notes to Consolidated Financial Statements (continued)

10. Junior Subordinated Debentures and Trust Preferred Securities

PCC has four Statutory Trusts, three of which were formed under the laws of the state of Connecticut and the fourth, PCC Statutory Trust IV, which was formed in February 2008 under the laws of the state of Delaware. The Trusts were created for the sole purpose of issuing and selling preferred securities and common securities, using the resulting proceeds to acquire junior subordinated debentures (the debentures) issued by PCC. Accordingly, the debentures are the sole assets of the Trusts, and payments under the debentures are the sole revenue of the Trusts. All of the common securities are owned by PCC; however, PCC is not the primary beneficiary of the Trusts. Accordingly, the Trusts are not included in PCC’s consolidated financial statements.

The Trusts have issued $65,000,000 of floating rate preferred securities and $2,012,000 of common securities and have invested the proceeds from the securities in floating rate debentures of PCC. Information regarding the PCC debentures is shown in the following table (amounts in thousands):

Investor	Issue Date	Amount
PCC Statutory Trust I	July 31, 2001	$18,042
PCC Statutory Trust II	March 26, 2003	$18,042
PCC Statutory Trust III	September 17, 2003	$15,464
PCC Statutory Trust IV	February 22, 2008	$15,464

The stated term of the debentures is 30 years with interest payable quarterly. The rate on the debentures, which resets quarterly, is 3-month LIBOR plus an average spread of 3.22%. The total average interest rate at December 31, 2008 was 5.43%. The term, rate and other features of the preferred securities are the same as the debentures. PCC’s obligations under the debentures and related documents, taken together, constitute a full and unconditional guarantee of the Trust’s obligations under the preferred securities.

PlainsCapital Corporation and Subsidiaries

Notes to Consolidated Financial Statements (continued)

11. Income Taxes

The income tax provision for 2008, 2007 and 2006 includes the following components (in thousands):

	2008	2007	2006
Current provision	$13,524	$18,780	$14,984
Deferred income taxes	(799)	(3,876)	(1,360)

	$12,725	$14,904	$13,624

The differences between income taxes computed using the statutory federal income tax rate and that shown in the consolidated statement of income for 2008, 2007 and 2006 are summarized as follows (in thousands):

	2008	2007	2006
Computed tax at federal statutory rate	$12,897	$15,224	$13,777
Increase (decrease) in taxes resulting from:
Life insurance	(249)	(270)	(269)
Tax-exempt income, net	(763)	(563)	(394)
Provision for Internal Revenue Service matter	—	1,406	500
Franchise tax credit	—	(1,110)	—
Miscellaneous items	840	217	10

	$12,725	$14,904	$13,624

PCC adopted the provisions of FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement 109 (FIN 48) on January 1, 2008. FIN 48 prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Benefits from tax positions should be recognized in the financial statements only when it is more likely than not that the tax position will be sustained upon examination by the appropriate taxing authority that would have full knowledge of all relevant information. A tax position that meets the more-likely-than-not recognition threshold is measured at the largest amount of cumulative benefit that is greater than fifty percent likely of being realized upon ultimate settlement. Tax positions that previously failed to meet the more-likely-than-not recognition threshold should be recognized in the first subsequent financial reporting period in which that threshold is met. Previously recognized tax positions that no longer meet the more-likely-than-not recognition threshold should be derecognized in the first subsequent financial reporting period in which that threshold is no longer met. FIN 48 also provides guidance on the accounting for and disclosure of unrecognized tax benefits, interest and penalties. Adoption of FIN 48 did not have a significant effect on PCC’s financial position, results of operations or cash flows.

PCC files income tax returns in the U.S. federal jurisdiction and several U.S. state jurisdictions. PCC is no longer subject to U.S. federal income tax examinations by tax authorities for years before 2005.

PlainsCapital Corporation and Subsidiaries

Notes to Consolidated Financial Statements (continued)

11. Income Taxes (continued)

The components of the net deferred tax asset included in other assets at December 31, 2008 and 2007 are summarized as follows (in thousands):

	2008	2007
Deferred tax assets
Allowance for loan losses	$14,235	$9,281
Net other comprehensive loss	—	601
Loan fees	1,289	1,211
Franchise tax credit	1,085	1,110
Other	4,515	1,873

	21,124	14,076

Deferred tax liabilities
Premises and equipment	(3,807)	(2,635)
Net other comprehensive income	(174)	—
Leases	(3,316)	(3,093)

	(7,297)	(5,728)

Net deferred tax assets before valuation allowance for deferred tax assets	13,827	8,348
Valuation allowance for deferred tax assets	—	—

Net deferred tax assets	$13,827	$8,348

Deferred tax assets at December 31, 2008, include $5.5 million associated with the acquisition of FSH.

The Internal Revenue Service (IRS) examined the federal income tax returns for 1994 to 2000 of a partnership in which PFC has an ownership interest and proposed adjustments. In January 2006, PCC filed suit in the Federal Court of Claims regarding the proposed adjustments and in February 2008, PCC and the IRS agreed to a settlement. PCC was required to deposit approximately $6.8 million with the Court as part of its suit and had accrued the full amount due the IRS of approximately $7.4 million as of December 31, 2007.

During 2006 and 2007, the state of Texas amended its franchise tax law, which became effective on January 1, 2007. The transition provision allowed PCC to convert unused, unexpired Texas state net operating losses incurred under the previous franchise tax law into a tax credit that may be used to offset future tax liabilities over the next twenty years. The tax credit is $1.1 million, net of federal taxes, and was recorded as a deferred tax benefit in 2007.

PlainsCapital Corporation and Subsidiaries

Notes to Consolidated Financial Statements (continued)

12. Employee Benefits

PCC and subsidiaries have a benefit plan that provides for elective deferrals by employees under Section 401(k) of the Internal Revenue Code. Employee contributions are determined by the level of employee participation and related salary levels per IRS regulations. PCC and subsidiaries match employee contributions to the plan based on the level of normal operating earnings and the amount of eligible employees’ contributions and salaries. The amount charged to operating expense for this matching contribution totaled $1.0 million in 2008, $0.6 million in 2007 and $0.8 million in 2006.

In September 2004, PCC established an Employee Stock Ownership Plan (ESOP). Employees of PCC are eligible to participate in the ESOP, and employees of PCC subsidiaries are also eligible to participate if their respective subsidiary has elected to do so. Contributions by participating employers to the ESOP are discretionary. The ESOP may borrow money to purchase shares of PCC. As contributions are made to the ESOP, and any debt is repaid, shares are released for allocation to participant accounts on a pro rata basis to the repayment of associated debt.

At December 31, 2008, the ESOP owned 573,696 shares of PCC stock, including 106,904 shares that are unearned. The fair value of the unearned shares was $3.6 million ($34 per share). At December 31, 2007, the ESOP owned 573,951 shares of PCC stock, including 122,305 shares that were unearned. The fair value of the unearned shares at December 31, 2007 was $5.1 million ($42 per share).

For the years ended December 31, 2008, 2007 and 2006, interest expense on ESOP debt was $0.2 million, $0.3 million and $0.4 million, respectively. During the same periods, the ESOP received approximately $36,000, $49,000 and $56,000 of dividends that were used for debt service. PCC and participating subsidiaries contributed $1.4 million, $1.2 million and $1.1 million to the ESOP for the years ended December 31, 2008, 2007 and 2006, respectively. PCC charges contributions to operating expense.

PCB has a Supplemental Executive Retirement Plan to provide additional benefits for certain key officers. Pursuant to the plan, PCB is obligated to pay each participant or his beneficiaries a lump sum at such participant’s retirement, death, or disability. The estimated cost of the plan is being accrued over the period of active employment of the participants. PCC adopted the plan in 2001. As of December 31, 2008 and 2007, $5.7 million and $5.0 million, respectively, had been accrued as a liability for benefits payable under the plan. The amount charged to operations in 2008, 2007 and 2006 was $0.7 million, $0.6 million and $0.6 million, respectively. Benefit accruals are funded annually in a Rabbi Trust in the first quarter following year-end. The assets of the Rabbi Trust consist primarily of marketable equity securities. As of December 31, 2008 and 2007, the assets of the Rabbi Trust are included in other assets at a book value of $4.7 million and $4.3 million, respectively.

PCB purchased $15 million of flexible premium universal life insurance in 2001 to help finance the annual expense incurred in providing various employee benefits. Insurance policies are with Jefferson Pilot and Mass Mutual. As of December 31, 2008 and 2007, the carrying value of the policies included in other assets was $19.8 million and $19.0 million, respectively. For the years ended December 31, 2008, 2007 and 2006, PCB recorded income of $0.8 million, $0.7 million, and $0.7 million related to the policies that was reported in other noninterest income.

PlainsCapital Corporation and Subsidiaries

Notes to Consolidated Financial Statements (continued)

13. Related Party Transactions

In the ordinary course of business, PCB has granted loans to certain directors, executive officers, and their affiliates (collectively referred to as related parties) totaling $36.8 million at December 31, 2008 and $41.3 million at December 31, 2007. These loans were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other unaffiliated persons and do not involve more than normal risk of collectibility. During 2008, total principal additions were $30.3 million and total principal payments were $34.8 million.

At December 31, 2008, PCB held deposits of related parties of approximately $53.0 million.

As discussed in Note 5, PCB had recorded assets under capital leases of $8.3 million and $3.8 million, net of accumulated amortization of $1.2 million and $0.7 million at December 31, 2008 and 2007, respectively. A related party is the lessor in those capital leases. PCB has granted a loan to the related party, the amount of which is included in the amounts shown above.

PlainsCapital Equity, LLC (PCE) is a limited partner in certain limited partnerships which have received loans from PCB. PCB made those loans in the normal course of business, using underwriting standards and offering terms that are substantially the same as those used or offered to non-affiliated borrowers. At December 31, 2008 and 2007, PCB had outstanding loans of approximately $27.3 million and $8.3 million to limited partnerships in which PCE had a limited partnership interest. The investment of PCE in these limited partnerships was $3.6 million and $2.7 million at December 31, 2008 and 2007, respectively.

14. Commitments and Contingencies

PCB acts as agent on behalf of certain correspondent banks in the purchase and sale of federal funds that aggregated zero and $39.9 million at December 31, 2008 and 2007, respectively.

Legal Matters

FSC has received subpoenas from the SEC and the Department of Justice (DOJ) in connection with an investigation of possible antitrust and securities law violation, including bid-rigging, in the procurement of guaranteed investment contracts and other investment products for the reinvestment of bond proceeds by municipalities. The investigation is industry-wide and includes approximately 30 or more firms, including some of the largest U.S. investment firms. FSC is cooperating with these investigations.

As a result of these investigations, FSC has been named as a co-defendant in a series of class action lawsuits and in some lawsuits brought by individual municipalities which seek to attach themselves based upon the SEC and DOJ investigation.

As part of an industry-wide inquiry by FINRA into sales practices related to auction rate bonds, FSC executed a term sheet in 2008 in which it agreed to pay a fine and buy back $41.6 million of auction rate bonds at par from a defined class of customers. The fine was paid in 2008 and the auction rate bonds were purchased from the customers in February 2009. FSC has recorded a liability of $3.8 million as of December 31, 2008 representing the loss relating to this settlement.

PCC and subsidiaries are defendants in various other legal matters arising in the normal course of business. Management believes that the ultimate liability, if any, arising from these matters will not materially affect the consolidated financial statements.

PlainsCapital Corporation and Subsidiaries

Notes to Consolidated Financial Statements (continued)

14. Commitments and Contingencies (continued)

Other Contingencies

PCC and its subsidiaries have entered into employment contracts with certain executive officers. The contracts provide for minimum annual salaries and additional compensation in the form of bonuses based on performance. The contracts originated at various dates, and some contain self-renewing terms of three years, subject to the option of PCC or the executive not to renew. The minimum aggregate commitment for future salaries, excluding bonuses, under these contracts at December 31, 2008, is approximately $4.8 million. These employment contracts also provide severance pay benefits if there is a change in control of PCC. PCC and subsidiaries have separate severance agreements with certain other senior officers that provide severance pay benefits if there is a change in control. The severance agreements with the other senior officers contain self-renewing terms of two years subject to the option of PCC or the officer not to renew. At December 31, 2008, the aggregate contingent liability for severance pay benefits in the event of a change in control is approximately $27.6 million.

PCC and its subsidiaries lease space, primarily for branch facilities and automatic teller machines, under noncancelable operating leases with remaining terms, including renewal options, of 1 to 20 years and under capital leases with remaining terms of 13 to 20 years. Future minimum payments by year and in the aggregate under these leases are as follows at December 31, 2008 (in thousands):

	Operating Leases	Capital Leases
2009	$13,152	$715
2010	12,927	715
2011	11,286	725
2012	9,440	753
2013	7,612	778
Thereafter	28,462	9,287

Total minimum lease payments	$82,879	12,973

Amount representing interest		(4,322)

Present value of minimum lease payments		$8,651

Rental expense under the operating leases was approximately $10.2 million, $8.7 million and $9.5 million in 2008, 2007 and 2006, respectively.

15. Financial Instruments with Off-Balance Sheet Risk

PCB and Prime are parties to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of their customers. These financial instruments include commitments to extend credit and standby letters of credit which involve varying degrees of credit and interest rate risk in excess of the amount recognized in the consolidated financial statements. Such financial instruments are recorded in the financial statements when they are funded or related fees are incurred or received. The contract amounts of those instruments reflect the extent of involvement (and therefore the exposure to credit loss) PCB and Prime have in particular classes of financial instruments.

PlainsCapital Corporation and Subsidiaries

Notes to Consolidated Financial Statements (continued)

15. Financial Instruments with Off-Balance Sheet Risk (continued)

Commitments to extend credit are agreements to lend to a customer provided that the terms established in the contract are met. Commitments generally have fixed expiration dates and may require payment of fees. Since some commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. Standby letters of credit are conditional commitments issued to guarantee the performance of a customer to a third party. These guarantees are primarily issued to support public and private borrowing arrangements. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan commitments to customers.

PCB and Prime had outstanding unused commitments to extend credit of $888.1 million at December 31, 2008. PCB had outstanding standby letters of credit of $38.1 million at December 31, 2008.

The companies use the same credit policies in making commitments and standby letters of credit as they do for on-balance sheet instruments. The amount of collateral obtained, if deemed necessary, upon extension of credit is based on management’s credit evaluation of the borrower. Collateral held varies but may include real estate, accounts receivable, marketable securities, interest-bearing deposit accounts, inventory, and property, plant, and equipment.

In the normal course of business, FSH executes, settles, and finances various securities transactions that may expose FSH to off-balance sheet risk in the event that a customer or counterparty does not fulfill its contractual obligations. Examples of such transactions include the sale of securities not yet purchased by customers or for the account of FSH, clearing agreements between FSH and various clearinghouses and broker/dealers, secured financing arrangements that involve pledged securities, and when-issued underwriting and purchase commitments.

16. Stock-Based Compensation

PCC and subsidiaries have four open incentive stock option plans that provide for the granting of stock options to officers and key employees. The plans are described below. Compensation cost related to the stock option plans was approximately $0.1 million, $0.2 million and $0.1 million for the years ended December 31, 2008, 2007 and 2006, respectively. The income tax benefit related to share-based compensation was approximately $31,000, $60,000 and $36,000 in 2008, 2007 and 2006, respectively.

At December 31, 2008, unrecognized cost related to the stock option plans was approximately $0.1 million. PCC expects to recognize that cost over a weighted-average period of approximately 6 months.

The acquisition described in Note 2 includes a provision whereby FSH stock options that were outstanding and unexercised at the acquisition date would be converted into PCC stock options on the same terms and conditions, including vesting conditions, as the FSH options they replaced. At December 31, 2008, outstanding and unexercised FSH stock options were convertible into 95,122 PCC stock options with a weighted-average exercise price of $13.59. This provision of the acquisition constitutes a modification of the FSH stock options, and will be accounted for as such by PCC. The converted options are being valued and the result of that valuation will be included in the final purchase price allocation of the acquisition.

The stock option plans were established in 2001, 2003, 2005 and 2007. Each of the plans originally provided for option grants that could result in the issuance of up to 50,000 shares of common stock, subject to increase or decrease in the event of a stock dividend or stock split. As a result of the acquisition, the 2007 plan was amended in December 2008 to allow grants that could result in the issuance of up to 150,000 shares of PCC stock. At December 31, 2008, a total of 159,098 shares were available for grant under these plans, including the shares issuable to FSH option holders under the provisions of the acquisition. PCC typically issues new shares upon exercise of option grants.

PlainsCapital Corporation and Subsidiaries

Notes to Consolidated Financial Statements (continued)

16. Stock-Based Compensation (continued)

The exercise price of all common stock subject to options granted under these plans will not be less than 100% of the fair market value of the common stock on the date of grant, unless an option is granted to a person who owns more than 10% of the common stock, in which case the exercise price will not be less than 110% of the fair market value of the common stock subject to the options granted. Options granted expire in no more than ten years, unless an option is granted to a person who owns more than 10% of the common stock, in which case the options granted expire in no more than five years, or upon the termination of employment unless (i) the optionee retires, after which time he will have three months from the date of his retirement to exercise his options, or (ii) the optionee dies, after which time his legal representatives have the privilege for a period of six months after his death to exercise his options. Options granted prior to December 31, 2006, vested in six months. Beginning in January 2006, option grants vest in two years, except, as noted above for grants made under the provisions of the acquisition.

The weighted-average grant date fair value of options granted during 2008, 2007 and 2006 was $11.26, $11.11 and $9.92, respectively. PCC uses a Black-Scholes option pricing model to estimate the fair value of each option award on the date of grant. Risk-free rates are derived from yields on U.S. Treasury strips (zero-coupon bonds) on the date options are granted. The expected term of options granted is based on an analysis of historical exercise data and represents the expected period of time that options are to be outstanding. Expected volatility is based on historical volatility of PCC’s stock. The estimates for expected term and expected volatility are reviewed annually. Weighted-average values used to estimate the fair value of options granted are shown in the following table:

	2008	2007	2006
Risk-free interest rate	3.96% to 4.37%	4.31% to 5.23%	4.53% to 5.30%
Expected term (years)	5	5	5
Expected volatility	23%	24%	25%
Dividend yield	1.33%	1.33%	1.50%

Information regarding these stock option plans in 2008 and 2007 is as follows:

	2008		2007
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Outstanding, January 1	210,765	$28.71	213,102	$26.65
Granted	7,750	37.50	23,100	41.90
Exercised	(10,783)	23.88	(22,017)	21.35
Cancellations and expirations	(12,573)	34.37	(3,420)	36.88

Outstanding, December 31	195,159	28.96	210,765	28.71

Exercisable, December 31	168,409	27.10	169,115	25.93

The total intrinsic value of options exercised during the year ended December 31, 2008, 2007 and 2006 was $0.2 million, $0.4 million and $1.8 million, respectively. At December 31, 2008, the intrinsic value of options outstanding was $1.0 million and the intrinsic value of exercisable shares was $1.2 million. The total fair value of share awards vested was $0.5 million in 2008, zero in 2007 and $1.0 million in 2006.

PlainsCapital Corporation and Subsidiaries

Notes to Consolidated Financial Statements (continued)

16. Stock-Based Compensation (continued)

Details of PCC’s stock options outstanding at December 31, 2008, are as follows:

Range of Exercise Prices	Outstanding Shares at December 31, 2008	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (years)	Exercisable Shares at December 31, 2008	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (years)
Less than $20.00	11,818	$14.78	0.7	11,818	$14.78	0.7
$20.01 - $25.00	70,393	21.12	3.5	70,393	21.12	3.5
$25.01 - $30.00	10,800	27.55	4.9	10,800	27.55	4.9
$30.01 - $35.00	41,985	32.64	6.2	41,985	32.64	6.2
$35.01 - $40.00	41,163	37.04	7.4	33,413	36.94	6.9
$40.01 - $45.00	19,000	42.00	8.5	—	—	—

Total	195,159	28.96	5.3	168,409	27.10	4.2

On December 17, 2008, PCC granted 176,000 shares of restricted stock to a group of officers and key employees. The aggregate grant date fair value of the restricted stock was approximately $6.0 million. The shares of restricted stock vest in equal annual installments over a seven year period. At December 31, 2008, unrecognized cost related to the restricted stock was approximately $6.0 million. PCC expects to recognize that cost as compensation expense over a period of 7 years.

In February 2009, PCC granted 38,500 options from its 2007, 2005, 2003 and 2001 stock option plans at an exercise price of $34 per share.

PlainsCapital Corporation and Subsidiaries

Notes to Consolidated Financial Statements (continued)

17. Regulatory Matters

PCB and PCC are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory—and possibly additional discretionary—actions by regulators that, if undertaken, could have a direct, material effect on the consolidated financial statements. The regulations require the companies to meet specific capital adequacy guidelines that involve quantitative measures of assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. The capital classifications are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the companies to maintain minimum amounts and ratios (set forth in the table below) of Tier 1 capital (as defined in the regulations) to total average assets (as defined), and minimum ratios of Tier 1 and total capital (as defined) to risk-weighted assets (as defined). A comparison of PCB’s and PCC’s actual capital amounts and ratios to the minimum requirements is as follows (dollar amounts in thousands):

	At December 31, 2008
	Required		Actual
	Amount	Ratio	Amount	Ratio
PCB:
Tier 1 capital (to average assets)	$134,729	4%	$456,567	13.6%
Tier 1 capital (to risk-weighted assets)	133,404	4%	456,567	13.7%
Total capital (to risk-weighted assets)	266,808	8%	497,239	14.9%

PCC:
Tier 1 capital (to average assets)	$134,986	4%	$428,897	12.7%
Tier 1 capital (to risk-weighted assets)	133,669	4%	428,897	12.8%
Total capital (to risk-weighted assets)	267,338	8%	485,569	14.5%

	At December 31, 2007
	Required		Actual
	Amount	Ratio	Amount	Ratio
PCB:
Tier 1 capital (to average assets)	$123,107	4%	$266,795	8.7%
Tier 1 capital (to risk-weighted assets)	110,145	4%	266,795	9.7%
Total capital (to risk-weighted assets)	220,290	8%	293,312	10.7%

PCC:
Tier 1 capital (to average assets)	$123,557	4%	$248,985	8.1%
Tier 1 capital (to risk-weighted assets)	110,797	4%	248,985	9.0%
Total capital (to risk-weighted assets)	221,594	8%	295,502	10.7%

PlainsCapital Corporation and Subsidiaries

Notes to Consolidated Financial Statements (continued)

17. Regulatory Matters (continued)

A reconciliation of book capital to Tier 1 and total capital (as defined) is as follows (in thousands):

	At December 31, 2008
	PCB	PCC
Total capital per books	$488,688	$399,815
Add:
Minority interests	466	1,709
Trust preferred securities	—	65,000
Net unrealized holding losses on securities available for sale and held in trust	(331)	(331)
Deduct:
Goodwill and other disallowed intangible assets	(32,256)	(36,568)
Other	—	(728)

Tier 1 capital (as defined)	456,567	428,897
Add: Allowable Tier 2 capital
Allowance for loan losses	40,672	40,672
Qualifying subordinated debt	—	16,000

Total capital (as defined)	$497,239	$485,569

	At December 31, 2007
	PCB	PCC
Total capital per books	$298,106	$233,890
Add:
Minority interests	466	1,849
Trust preferred securities	—	50,000
Net unrealized holding losses on securities available for sale and held in trust	1,173	1,173
Deduct:
Goodwill and other disallowed intangible assets	(32,950)	(37,307)
Other	—	(620)

Tier 1 capital (as defined)	266,795	248,985
Add: Allowable Tier 2 capital
Allowance for loan losses	26,517	26,517
Qualifying subordinated debt	—	20,000

Total capital (as defined)	$293,312	$295,502

PlainsCapital Corporation and Subsidiaries

Notes to Consolidated Financial Statements (continued)

17. Regulatory Matters (continued)

To be considered adequately capitalized (as defined) under the regulatory framework for prompt corrective action, PCB must maintain minimum Tier 1 capital to total average assets and Tier 1 capital to risk-weighted assets ratios of 4%, and a total capital to risk-weighted assets ratio of 8%. Based on the actual capital amounts and ratios shown in the table above, PCB’s ratios place it in the well capitalized (as defined) capital category under the regulatory framework for prompt corrective action. The minimum required capital amounts and ratios for the well capitalized category are summarized as follows (dollar amounts in thousands):

	December 31, 2008 Required		December 31, 2007 Required
	Amount	Ratio	Amount	Ratio
PCB:
Tier 1 capital (to average assets)	$168,411	5%	$153,884	5%
Tier 1 capital (to risk-weighted assets)	200,106	6%	165,217	6%
Total capital (to risk-weighted assets)	333,510	10%	275,362	10%

As a mortgage originator, Prime is subject to minimum net worth requirements. In addition, FSH and PlainsCapital Securities, LLC are subject to minimum net worth requirements as broker-dealers. At December 31, 2008, these entities were in compliance with their respective requirements.

18. Stockholders’ Equity

PCB is subject to certain restrictions on the amount of dividends it may declare without prior regulatory approval. At December 31, 2008, approximately $42.6 million of retained earnings was available for dividend declaration without prior regulatory approval.

19. Cash and Due from Banks

Cash and due from banks consisted of the following:

	At December 31,
	2008	2007
Cash on hand	$23,346	$19,121
Clearings and collection items	35,446	56,181
Deposits at Federal Reserve Bank	26,749	16,756
Deposits at Federal Home Loan Bank	1,076	1,194
Deposits in FDIC-insured institutions under $100,000, individually	1,849	571
Deposits in FDIC-insured institutions over $100,000	4,319	2,493

	$92,785	$96,316

The amounts above include interest-bearing deposits of $15.9 million and $3.5 million at December 31, 2008 and 2007, respectively.

Cash on hand and deposits at the Federal Reserve Bank satisfy regulatory reserve requirements at December 31, 2008 and 2007.

PlainsCapital Corporation and Subsidiaries

Notes to Consolidated Financial Statements (continued)

20. Fair Value Measurements

SFAS 157

On January 1, 2008, PCC adopted SFAS 157, Fair Value Measurements. SFAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS 157 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. SFAS 157 assumes that transactions upon which fair value measurements are based occur in the principal market for the asset or liability being measured. Further, fair value measurements made under SFAS 157 exclude transaction costs and are not the result of forced transactions.

SFAS creates a fair value hierarchy that classifies fair value measurements based upon the inputs used in valuing the assets or liabilities that are the subject of fair value measurements. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities and the lowest priority to unobservable inputs, as indicated below.

•	Level 1 Inputs: Unadjusted quoted prices in active markets for identical assets or liabilities that PCC can access at the measurement date.

•

Level 2 Inputs: Observable inputs other than Level 1 prices. Level 2 inputs include quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable for the asset or liability (e.g. interest rates and credit risks), and inputs that are derived from or corroborated by market data, among others.

•

Level 3 Inputs: Unobservable inputs that reflect an entity’s own assumptions about the assumptions that market participants would use in pricing the assets or liabilities. Level 3 inputs include pricing models and discounted cash flow techniques, among others.

SFAS 159

On January 1, 2008, PCC adopted SFAS 159, The Fair Value Option for Financial Assets and Financial Liabilities. SFAS 159 permits entities to choose to measure many financial instruments and certain other items at fair value. PCC has elected to measure substantially all of Prime’s mortgage loans held for sale and certain time deposits at fair value. PCC elected to apply the provisions of SFAS 159 to these items so that it would have the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. PCC determines the fair value of the financial instruments accounted for under the provisions of SFAS 159 in compliance with the provisions of SFAS 157 discussed above.

At December 31, 2008, the aggregate fair value of Prime loans held for sale accounted for under a SFAS 159 fair value option was $192.3 million, while the unpaid principal balance of those loans was $188.1 million. The fair value excludes interest, which is reported as interest income on loans in the income statement.

PCC holds a number of financial instruments that are measured at fair value on a recurring basis, either by the application of SFAS 159 or other authoritative pronouncements. The fair values of those instruments are determined as described below.

PlainsCapital Corporation and Subsidiaries

Notes to Consolidated Financial Statements (continued)

20. Fair Value Measurements (continued)

Loans Held for Sale – Mortgage loans held for sale are reported at fair value, as discussed above, using Level 2 inputs that consist of commitments on hand from investors or prevailing market prices. These instruments are held for relatively short periods, typically no more than 30 days. As a result, changes in instrument-specific credit risk are not a significant component of the change in fair value.

Securities Available for Sale – Most securities available for sale are reported at fair value using Level 2 inputs. PCC obtains fair value measurements from an independent pricing service. The fair value measurements consider observable data that may include dealer quotes, market spreads, cash flows, the U.S. Treasury yield curve, live trading levels, trade execution data, market consensus prepayment speeds, credit information and the financial instruments’ terms and conditions, among other things. At December 31, 2008, PCC held one mortgage-backed security issued by FNMA that the pricing service was unable to price due to the terms and conditions of the instrument. As a result, the pricing service determined that fair value was equal to book value using Level 3 inputs. In addition, auction rate securities purchased as a result of the FSH acquisition were valued using Level 3 inputs, as discussed in Acquisition, below.

Trading Securities – Trading securities are reported at fair value using Level 2 inputs in the same manner as discussed previously for securities available for sale.

Deposits – As discussed previously, certain time deposits are reported at fair value by virtue of an election under the provisions of SFAS 159. Fair values are determined using Level 2 inputs that consist of observable rates paid on instruments of the same tenor in the brokered certificate of deposit market.

Derivatives – Derivatives are reported at fair value using Level 2 inputs. PCC uses dealer quotes to determine the fair value interest rate swaps used to hedge time deposits and certain customer contracts. Prime uses dealer quotes to value forward purchase commitments executed for both hedging and non-hedging purposes. Prime also issues IRLCs to its customers that it values based on the change in the fair value of the underlying mortgage loan from inception of the IRLC to the balance sheet date. Prime determines the value of the underlying mortgage loan as discussed in Loans Held for Sale, above.

The following table presents information regarding financial assets and liabilities measured at fair value on a recurring basis, including changes in fair value for those instruments that are reported at fair value under an election under the provisions of SFAS 159 (in thousands).

	At December 31, 2008				Changes in Fair Value for Assets and Liabilities Reported at Fair Value under Provisions of SFAS 159 For the Year Ended December 31, 2008
	Level 1 Inputs	Level 2 Inputs	Level 3 Inputs	Total Fair Value	Net Gains from Sale of Loans	Other Noninterest Income	Total Changes in Fair Value
Loans held for sale	$—	$192,260	$—	$192,260	$4,118	$—	$4,118
Securities available for sale	—	119,755	46,802	166,557	—	—	—
Trading securities	—	1,561	—	1,561	—	—	—
Derivative assets	—	4,387	—	4,387	—	—	—
Deposits	—	1,757	—	1,757	—	72	72
Derivative liabilities	—	(56)	—	(56)	—	—	—

PlainsCapital Corporation and Subsidiaries

Notes to Consolidated Financial Statements (continued)

20. Fair Value Measurements (continued)

PCC also determines the fair value of assets and liabilities on a non-recurring basis. For example, facts and circumstances may dictate a fair value measurement when there is evidence of impairment. Assets and liabilities measured on a non-recurring basis include the items discussed below.

Acquisition – As discussed in Note 2, the assets and liabilities of FSH are included, at estimated fair value, in the consolidated balance sheet at December 31, 2008, the acquisition date. In addition, auction rate securities held by First Southwest prior to the merger were purchased by PCB at the closing of the acquisition on December 31, 2008. The estimated fair value of the auction rate securities was determined by a third-party valuation specialist using Level 3 inputs, primarily due to the lack of observable market data. Inputs for the valuation were developed using terms of the auction rate securities, market interest rates, asset appropriate credit transition matrices and recovery rates, and assumptions regarding the term to maturity of the auction rate securities.

Impaired (Non-accrual) Loans – PCC reports non-accrual loans at fair value through charges against the allowance for loan losses. PCC determines fair value using Level 2 inputs consisting of observable loss experience for similar loans. At December 31, 2008, loans with a carrying amount of $44.7 million had been reduced by charges to the allowance for loan losses of $23.7 million, resulting in a reported fair value of $21.0 million.

Other Real Estate Owned – PCC reports other real estate owned at fair value through use of valuation allowances that are charged against the allowance for loan losses or earnings as applicable. PCC determines fair value using Level 2 inputs consisting of independent appraisals. At December 31, 2008, the fair value of other real estate owned was $9.6 million.

SFAS 107, Disclosures about Fair Value of Financial Instruments, requires disclosure of the fair value of financial assets and liabilities, including the financial assets and liabilities previously discussed. The methods for determining estimated fair value for financial assets and liabilities measured at fair value on a recurring or non-recurring basis are discussed above. For other financial assets and liabilities, PCC quoted market prices, if available, to estimate of the fair value of financial instruments. Because no quoted market prices exist for a significant portion of PCC’s financial instruments, the fair value of such instruments has been derived based on management’s assumptions with respect to future economic conditions, the amount and timing of future cash flows, and estimated discount rates. Different assumptions could significantly affect these estimates. Accordingly, the estimates provided herein do not necessarily indicate amounts which could be realized in a current transaction. Further, as it is management’s intent to hold a significant portion of its financial instruments to maturity, it is not probable that the fair values shown below will be realized in a current transaction.

Because of the wide range of permissible valuation techniques and the numerous estimates which must be made, it may be difficult to make reasonable comparisons of PCC’s fair value information to that of other financial institutions. The aggregate estimated fair value amount should in no way be construed as representative of the underlying value of PCC and its subsidiaries.

The following methods and assumptions were used in estimating the fair value disclosures for financial instruments:

Cash and Short-Term Investments – For cash and due from banks and federal funds sold, the carrying amount is a reasonable estimate of fair value.

Assets Segregated for Regulatory Purposes – For assets segregated for regulatory purposes, the carrying amount is a reasonable estimate of fair value.

PlainsCapital Corporation and Subsidiaries

Notes to Consolidated Financial Statements (continued)

20. Fair Value Measurements (continued)

Loans Held for Sale – Estimated fair values of loans held for sale are based on commitments on hand from investors or prevailing market prices. The carrying amount of mortgage loans held for sale has been adjusted to fair value under the provisions of SFAS 159.

Securities – For securities held to maturity, estimated fair value equals quoted market price, if available. If a quoted market price is not available, fair value is estimated using quoted market prices for similar securities. For securities available for sale and trading securities, the carrying amount is a reasonable estimate of fair value.

Loans – The fair value of loans is estimated by discounting the future cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities.

Broker/Dealer and Clearing Organization Receivables – The carrying amount approximates fair value.

Fee Award Receivable – The carrying amount approximates fair value.

Cash Surrender Value of Life Insurance Policies and Accrued Interest – The carrying amounts approximate their fair values.

Deposit Liabilities – The estimated fair value of demand deposits, savings accounts, and NOW accounts is the amount payable on demand at the reporting date. The fair value of fixed-maturity certificates of deposit is estimated using the rates currently offered for deposits of similar remaining maturities. The carrying amount for variable-rate certificates of deposit approximates their fair values.

Broker/Dealer and Clearing Organization Payables – The carrying amount approximates fair value.

Short-Term Borrowings – The carrying amounts of federal funds purchased, and borrowings under repurchase agreements and other short-term borrowings approximate their fair values.

Debt – The fair values are estimated using discounted cash flow analysis based on PCC’s current incremental borrowing rates for similar types of borrowing arrangements.

PlainsCapital Corporation and Subsidiaries

Notes to Consolidated Financial Statements (continued)

20. Fair Value Measurements (continued)

The estimated fair values of PCC’s financial instruments are shown below (in thousands):

	At December 31, 2008		At December 31, 2007
	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
Financial assets
Cash and short-term investments	$114,571	$114,571	$126,422	$126,422
Assets segregated for regulatory purposes	11,500	11,500	—	—
Loans held for sale	198,866	198,866	100,015	100,015
Securities	385,327	385,137	191,175	189,268
Loans, net	2,924,947	2,965,364	2,570,845	2,595,072
Broker/dealer and clearing organization receivables	45,331	45,331	—	—

Fee award receivable	21,544	21,544	—	—
Cash surrender value of life insurance policies	20,698	20,698	19,813	19,813
Interest rate swaps and IRLCs	4,387	4,387	(255)	(255)
Accrued interest receivable	16,164	16,164	17,213	17,213

Financial liabilities
Deposits	2,926,099	3,137,686	2,393,354	2,399,746
Broker/dealer and clearing organization payables	59,203	59,203	—	—
Short-term borrowings	256,452	256,452	413,060	413,060
Debt	221,450	221,450	95,050	95,050

Forward purchase commitments	(56)	(56)	1,511	1,511
Accrued interest payable	5,930	5,930	8,491	8,491

The deferred income amounts arising from unrecognized financial instruments are not significant. Also, these financial instruments have contractual interest rates at or above current market rates. Therefore, no fair value disclosure is provided for these items.

PlainsCapital Corporation and Subsidiaries

Notes to Consolidated Financial Statements (continued)

21. Derivative Financial Instruments

PCB and Prime use various derivative financial instruments to mitigate interest rate risk or to hedge specified assets and liabilities. PCB’s interest rate risk management strategy involves modifying the re-pricing characteristics of certain assets and liabilities so that changes in interest rates do not adversely affect the net interest margin. Prime has interest rate risk relative to its inventory of mortgage loans held for sale and IRLCs. Prime is exposed to such rate risk from the time an IRLC is made to an applicant to the time the related mortgage loan is sold.

Fair Value Hedges

PCB entered into interest rate swap agreements to convert certain fixed rate brokered certificates of deposit to floating rate. To the extent that these swaps meet the criteria required to qualify for the shortcut method of accounting under SFAS No. 133, PCB assumes no ineffectiveness in these hedging relationships and fair value changes in the interest rate swaps are recorded as changes in the value of both the swap and hedged items. If the relationships fail to qualify for the shortcut method, PCB records changes in the fair value of the swaps in current earnings.

Prime has executed forward purchase commitments to sell mortgage loans. Prior to January 1, 2008, a portion of those forward purchase commitments were designated as fair value hedges of certain mortgage loans held for sale. The forward purchase commitments were highly effective in offsetting volatility in the fair value of closed mortgage loans caused by changes in interest rates. In compliance with SFAS No. 133, the forward purchase commitments were recorded on the consolidated balance sheets, in other liabilities, at fair value, and the carrying amount of hedged loans held for sale was adjusted to fair value as well. To the extent that the hedging relationships were ineffective (i.e. changes in the fair values of the forward purchase commitments and the hedged loans held for sale did not exactly offset), the ineffectiveness was recorded in current earnings. The amount of hedge ineffectiveness was not significant in 2007 and 2006. Prime ended its fair value hedging program upon the adoption of SFAS 159 on January 1, 2008.

Cash Flow Hedges

PCB entered into interest rate swap agreements to manage interest rate risk associated with certain customer contracts. The swaps were originally designated as cash flow hedges. The swaps were highly effective in offsetting future cash flow volatility caused by changes in interest rates. PCB has recorded the fair value of the swaps in other assets, and unrealized gains (losses) associated with the swaps in other comprehensive income.

Non-Hedging Derivative Instruments and SFAS 159

Prior to the Adoption of SFAS 159 – The portion of forward purchase commitments not designated as fair value hedges served to manage the interest rate risk associated with IRLCs. As discussed in Note 1, IRLCs are derivative instruments as defined by SFAS No. 133. Accordingly, the risk management activities related to the IRLCs did not qualify for hedge accounting under SFAS 133. As a result, the changes in the fair value of both the forward purchase commitments not designated as hedges and the IRLCs affected current earnings. The fair value of the IRLCs was recorded on the consolidated balance sheets in other assets, while the fair value of the forward purchase commitments was recorded in other liabilities. Changes in the fair values of these derivative instruments produced a net loss of approximately $149,000 for the year ended December 31, 2007, and a net gain of approximately $42,000 for the year ended December 31, 2006. The net gain or loss was recorded as a component of gain on sale of loans.

PlainsCapital Corporation and Subsidiaries

Notes to Consolidated Financial Statements (continued)

21. Derivative Financial Instruments (continued)

Subsequent to the Adoption of SFAS 159 – As discussed in Note 20 PCC adopted SFAS 159 on January 1, 2008. At adoption, Prime elected to measure substantially all mortgage loans held for sale at fair value on a prospective basis. The election provides Prime the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without applying complex hedge accounting provisions. Accordingly, Prime no longer applies hedge accounting under SFAS 133. The fair values of both IRLCs and purchase commitments are recorded in other assets or other liabilities, as appropriate. Changes in the fair values of these derivative instruments produced a net gain of approximately $3.6 million for the year ended December 31, 2008. The net gain or loss was recorded as a component of gain on sale of loans.

Year-end derivative positions are presented in the following table (in thousands):

	At December 31, 2008		At December 31, 2007
	Notional Amount	Estimated Fair Value	Notional Amount	Estimated Fair Value
Derivative instruments designated as hedges
Interest rate swaps hedging brokered certificates of deposit	$—	$—	$15,000	$(182)
Forward purchase commitments	—	—	62,914	(1,480)

Non-hedging derivative instruments
IRLCs	$219,700	$5,019	$80,365	$18
Interest rate swaps	14,969	(140)	13,000	(91)
Forward purchase commitments	280,795	(1,399)	69,452	(30,376)

PCB recorded unrealized gains (losses), net of reclassifications adjustments, on the swaps designated as cash flow hedges in other comprehensive income as shown in the following table (in thousands).

	Year Ended December 31, 2008			Year Ended December 31, 2007
	Before-Tax Amount	Tax Benefit (Expense)	After-Tax Amount	Before-Tax Amount	Tax Benefit (Expense)	After-Tax Amount
Change in market value	$—	$—	$—	$42	$(15)	$27
Reclassification adjustments	(19)	7	(12)	(27)	9	(18)

Other comprehensive income (loss)	$(19)	$7	$(12)	$15	$(6)	$9

Over the next twelve months, PCB estimates that approximately $20,000 of unrealized after-tax gains will be reclassified from other comprehensive income into interest income, representing the earnings volatility that is avoided by using the interest rate swaps.

PlainsCapital Corporation and Subsidiaries

Notes to Consolidated Financial Statements (continued)

22. Other Noninterest Income and Expense

The following tables show the components of other noninterest income and expense for the years ended December 31, 2008, 2007 and 2006 (in thousands).

	2008	2007	2006
Other noninterest income
Investment banking, advisory, brokerage and underwriting fees and commissions	$3,591	$3,804	$3,481
Revenue from check and stored value cards	1,557	1,320	1,070
Other	5,670	7,017	6,223

	$10,818	$12,141	$10,774

Other noninterest expense
Marketing	$9,002	$5,928	$4,002
Data processing	2,438	2,088	1,837
Printing, stationery and supplies	1,392	1,173	1,434
Funding fees	1,785	1,352	1,490
Unreimbursed loan closing costs	1,666	769	930
Other	13,127	10,668	13,088

	$29,410	$21,978	$22,781

23. Preferred Stock

On December 19, 2008, PCC executed a Letter Agreement and the related Securities Purchase Agreement – Standard Terms (collectively, the Purchase Agreement) with the United States Department of the Treasury (Treasury) under the provisions of the Troubled Asset Relief Program (TARP) Capital Purchase Program. Under the terms of the Purchase Agreement, PCC issued 87,631 shares of its Fixed Rate Cumulative Perpetual Preferred Stock, Series A, liquidation preference $1,000 per share (Series A) and warrants to purchase 4,382 shares of its Fixed Rate Cumulative Perpetual Preferred Stock, Series B, liquidation preference $1,000 per share, to the Treasury and received aggregate proceeds of $87.6 million. The Treasury immediately exercised the warrants to purchase the Series B preferred shares. PCC did not realize additional proceeds from the warrant exercise.

Both Series A and Series B qualify as Tier 1 capital for regulatory capital purposes. Series A pays cumulative dividends at a rate of 5% per annum until February 15, 2014 and 9% per annum thereafter. Series B pays cumulative dividends at a rate of 9% per annum.

On and after February 15, 2012, PCC may, at its option, subject to prior regulatory approval, redeem shares of Series A, in whole or in part, at any time and from time to time, for cash at a per share amount equal to the sum of the liquidation preference per share plus any accrued and unpaid dividends to but excluding the redemption date. Prior to February 15, 2012, PCC may be allowed to redeem shares of Series A and Series B under terms and conditions to be determined by the Secretary of the Treasury, in consultation with the Federal Reserve Bank. Regardless of the timing of any redemption, PCC may not redeem Series B shares until such time as all Series A shares have been redeemed.

PlainsCapital Corporation and Subsidiaries

Notes to Consolidated Financial Statements (continued)

24. Segment and Related Information

PCC has three reportable segments that are organized primarily by the core products offered to the segments’ respective customers, although numerous opportunities for cross-selling exist between segments. The Banking segment includes the operations of PCB and PCL. The operations of Prime constitute the Mortgage Origination segment. The Financial Advisory segment is composed of Hester and, as of December 31, 2008, FSH. The operations of PCC and its remaining subsidiaries are included in “All Other and Eliminations.”

The following tables present information about the revenues, profits and assets of PCC’s reportable segments (in thousands). The assets of FSH are reflected in the Financial Advisory segment as of December 31, 2008. However, the operations of FSH will be reflected in the results of the Financial Advisory segment beginning January 1, 2009.

Income Statement Data

	Year Ended December 31, 2008
	Banking	Mortgage Origination	Financial Advisory	All Other and Eliminations	PCC Consolidated
Interest income	$196,409	$5,452	$11	$(8,480)	$193,392
Interest expense	64,937	3,388	—	(2,256)	66,069

Net interest income	131,472	2,064	11	(6,224)	127,323
Provision for loan losses	22,818	—	—	—	22,818
Other noninterest income	20,142	93,157	6,063	(296)	119,066
Other noninterest expense	84,498	83,446	4,956	13,822	186,722

Net income (loss) before taxes	44,298	11,775	1,118	(20,342)	36,849
Income tax provision (benefit)	15,379	4,196	—	(6,850)	12,725

Net income (loss)	$28,919	$7,579	$1,118	$(13,492)	$24,124

Balance Sheet Data

	December 31, 2008
	Banking	Mortgage Origination	Financial Advisory	All Other and Eliminations	PCC Consolidated
Cash and due from banks	$93,190	$9,344	$5,554	$(15,303)	$92,785
Loans held for sale	6,605	192,261	—	—	198,866
Securities	383,766	—	1,561	—	385,327
Loans, net	2,825,914	—	125,522	(26,489)	2,924,947
Investment in subsidiaries	394,942	—	—	(394,942)	—
Goodwill	7,862	24,312	4,312	—	36,486
Other assets	179,168	8,655	263,557	(137,795)	313,585

Total assets	$3,891,447	$234,572	$400,506	$(574,529)	$3,951,996

Deposits	$2,870,304	$—	$82,079	$(26,284)	$2,926,099
Short-term borrowings	219,952	—	36,500	—	256,452
Notes payable	102,666	182,061	124,217	(257,930)	151,014
Junior subordinated debentures	—	—	—	67,012	67,012
Other liabilities	200,968	14,598	90,933	(154,895)	151,604
Stockholder’s equity	497,557	37,913	66,777	(202,432)	399,815

Total liabilities and stockholder’s equity	$3,891,447	$234,572	$400,506	$(574,529)	$3,951,996

PlainsCapital Corporation and Subsidiaries

Notes to Consolidated Financial Statements (continued)

24. Segment and Related Information (continued)

Income Statement Data

	Year Ended December 31, 2007
	Banking	Mortgage Origination	Financial Advisory	All Other and Eliminations	PCC Consolidated
Interest income	$228,592	$5,109	$32	$(12,838)	$220,895
Interest expense	107,269	3,528	—	(5,992)	104,805

Net interest income	121,323	1,581	32	(6,846)	116,090
Provision for loan losses	5,517	—	—	—	5,517
Other noninterest income	18,281	58,978	6,427	595	84,281
Other noninterest expense	76,133	58,137	5,071	12,017	151,358

Net income (loss) before taxes	57,954	2,422	1,388	(18,268)	43,496
Income tax provision (benefit)	19,338	922	—	(5,356)	14,904

Net income (loss)	$38,616	$1,500	$1,388	$(12,912)	$28,592

Balance Sheet Data

	December 31, 2007
	Banking	Mortgage Origination	Financial Advisory	All Other and Eliminations	PCC Consolidated
Cash and due from banks	$102,298	$10,171	$1,563	$(17,716)	$96,316
Loans held for sale	25,827	74,188	—	—	100,015
Securities	191,175	—	—	—	191,175
Loans, net	2,570,061	—	—	784	2,570,845
Investment in subsidiaries	270,968	—	—	(270,968)	—
Goodwill	7,862	24,933	4,312	—	37,107
Other assets	156,148	4,231	508	26,518	187,405

Total assets	$3,324,339	$113,523	$6,383	$(261,382)	$3,182,863

Deposits	$2,416,022	$—	$—	$(22,668)	$2,393,354
Short-term borrowings	413,060	—	—	—	413,060
Notes payable	149,656	72,214	—	(181,614)	40,256
Junior subordinated debentures	—	—	—	51,548	51,548
Other liabilities	42,070	5,353	439	2,893	50,755
Stockholder’s equity	303,531	35,956	5,944	(111,541)	233,890

Total liabilities and stockholder’s equity	$3,324,339	$113,523	$6,383	$(261,382)	$3,182,863

PlainsCapital Corporation and Subsidiaries

Notes to Consolidated Financial Statements (continued)

24. Segment and Related Information (continued)

Income Statement Data

	Year Ended December 31, 2006
	Banking	Mortgage Origination	Financial Advisory	All Other and Eliminations	PCC Consolidated
Interest income	$201,864	$8,827	$22	$(17,901)	$192,812
Interest expense	90,544	7,202	—	(10,773)	86,973

Net interest income	111,320	1,625	22	(7,128)	105,839
Provision for loan losses	5,049	—	—	—	5,049
Other noninterest income	16,306	79,975	5,799	(304)	101,776
Other noninterest expense	68,566	81,847	4,678	8,112	163,203

Net income (loss) before taxes	54,011	(247)	1,143	(15,544)	39,363
Income tax provision (benefit)	18,598	(9)	—	(4,965)	13,624

Net income (loss)	$35,413	$(238)	$1,143	$(10,579)	$25,739

Balance Sheet Data

	December 31, 2006
	Banking	Mortgage Origination	Financial Advisory	All Other and Eliminations	PCC Consolidated
Cash and due from banks	$120,981	$18,262	$845	$(23,376)	$116,712
Loans held for sale	25,701	101,138	—	—	126,839
Securities	193,504	—	—	—	193,504
Loans, net	2,179,461	—	—	(1,164)	2,178,297
Investment in subsidiaries	340,786	—	—	(340,786)	—
Goodwill	7,435	24,933	4,312	—	36,680
Other assets	203,921	5,912	588	18,244	228,665

Total assets	$3,071,789	$150,245	$5,745	$(347,082)	$2,880,697

Deposits	$2,525,156	$—	$—	$(29,106)	$2,496,050
Short-term borrowings	44,977	—	—	—	44,977
Notes payable	184,981	100,706	—	(249,827)	35,860
Junior subordinated debentures	—	—	—	51,548	51,548
Other liabilities	41,680	11,087	299	(10,136)	42,930
Stockholder’s equity	274,995	38,452	5,446	(109,561)	209,332

Total liabilities and stockholder’s equity	$3,071,789	$150,245	$5,745	$(347,082)	$2,880,697

PlainsCapital Corporation and Subsidiaries

Notes to Consolidated Financial Statements (continued)

25. Earnings per Share

The following table reconciles the number of shares used in the calculations of basic and diluted earnings per common share.

	2008	2007	2006
Weighted-average shares outstanding for basic earnings per share	8,705,978	8,670,750	8,595,204
Dilutive effect of contingently issuable shares due to FSH acquisition	1,550	—	—
Dilutive effect of stock options and non-vested stock awards	44,528	60,987	81,631

Weighted-average shares outstanding for diluted earnings per share	8,752,056	8,731,737	8,676,835

The dilutive effect of the FSH contingent consideration shares may increase significantly in the weighted-average shares outstanding during the four-year contingency period.

The weighted-average shares outstanding used to compute diluted earnings per share do not include outstanding options of 33,050, 22,600 and 20,550 for the years ended 2008, 2007 and 2006, respectively. The exercise price of the excluded options exceeded the average market price of PCC stock in the years shown. Accordingly, the assumed exercise of the excluded options would have been antidilutive.

26. Condensed Financial Statements of PCC

Condensed financial statements of PCC (parent only) follow. Investments in subsidiaries are determined using the equity method of accounting.

Condensed Statements of Income

	Years Ended December 31,
	2008	2007	2006
Income
Dividend income
From banks	$20,000	$20,000	$13,000
From nonbanks	127	133	130
Interest and other income	399	278	1,986

Total income	20,526	20,411	15,116

Expense
Interest expense	6,339	7,147	6,990
Salaries and employee benefits	8,227	7,284	6,371
Other	5,278	4,327	3,603

Total expense	19,844	18,758	16,964

Income before income taxes and equity in net earnings of subsidiaries	682	1,653	(1,848)
Income tax benefit	(6,718)	(5,258)	(4,877)
Equity in net earnings of subsidiaries	16,724	21,681	22,710

Net income	$24,124	$28,592	$25,739

PlainsCapital Corporation and Subsidiaries

Notes to Consolidated Financial Statements (continued)

26. Condensed Financial Statements of PCC (continued)

Condensed Balance Sheet

	December 31,
	2008	2007
Assets
Cash and due from banks	$3,992	$986
Loans, net	—	2,500
Investment in subsidiaries	504,262	312,299
Premises and equipment, net	2,132	2,016
Other assets	10,788	17,134

Total assets	$521,174	$334,935

Balances due to subsidiaries	$68,388	$53,085
Notes payable	50,150	38,500
Other liabilities	2,821	9,460
Stockholder’s equity	399,815	233,890

Total liabilities and stockholder’s equity	$521,174	$334,935

Condensed Statements of Cash Flows

	Years Ended December 31,
	2008	2007	2006
Operating activities
Net income	$24,124	$28,592	$25,739
Adjustments to reconcile net income to net cash provided by (used for) operating activities
Equity in net earnings of subsidiaries	(16,724)	(21,681)	(22,710)
Other, net	(2,725)	290	(9,166)

Net cash provided by (used for) operating activities	4,675	7,201	(6,137)

Investing activities
Payments for investments in and advances to subsidiaries	(115,295)	(7,400)	(10)
Repayment of investments in and advances to subsidiaries	2,058	2,342	2,590
Other, net	1,436	(2,912)	(370)

Net cash provided by (used for) investing activities	(111,801)	(7,970)	2,210

Financing activities
Proceeds from junior subordinated debentures	15,464	—	—
Proceeds from notes payable	20,150	14,900	15,450
Payments on notes payable	(8,500)	(10,400)	(8,950)
Proceeds from sale of preferred stock	87,631	—	—
Proceeds from sale of common stock	258	641	1,428
Dividends paid	(5,313)	(4,934)	(4,905)
Other, net	442	1,110	427

Net cash provided by financing activities	110,132	1,317	3,450

Net increase (decrease) in cash and cash equivalents	3,006	548	(477)
Cash and cash equivalents at beginning of year	986	438	915

Cash and cash equivalents at end of year	$3,992	$986	$438

PlainsCapital Corporation and Subsidiaries

Notes to Consolidated Financial Statements (continued)

27. Recently Issued Accounting Standards

EITF 06-4

In September 2006, the FASB ratified the consensus reached by the Emerging Issues Task Force on EITF Issue No. 06-4, Accounting for Deferred Compensation and Postretirement Benefit Aspects of Endorsement Split-Dollar Life Insurance Arrangements. EITF 06-4 applies to split-dollar life insurance arrangements that provide a benefit to an employee that extends to postretirement periods. The consensus states that employers should recognize a liability for future benefits based on the substantive agreement with the employee.

PCC adopted EITF 06-4 on January 1, 2008. The cumulative effect of the adoption of EITF 06-4 reduced the balance of retained earnings at January 1, 2008, by $0.7 million.

SFAS 141(R)

In December 2007, the FASB issued SFAS 141(R), Business Combinations. SFAS 141(R) replaces SFAS 141, Business Combinations, and applies to all transactions and other events in which one entity obtains control over one or more other businesses. Departing from the cost-allocation process of SFAS 141, SFAS 141(R) requires an acquirer to recognize the assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree at the acquisition date, measured at their fair values as of that date. In particular, this provision would prohibit an acquirer of a financial institution from carrying over the acquired entity’s allowance for loan losses. In addition, contingent consideration is recognized and measured at fair value at the acquisition date under the provisions of SFAS 141(R), and acquisition related costs are expensed as incurred. SFAS 141(R) also distinguishes between assets acquired and liabilities assumed arising from contractual contingencies as of the acquisition date and assets or liabilities arising from all other contingencies, requiring different treatment for each type of contingency. SFAS 141(R) is effective for PCC on January 1, 2009. To the extent business combinations occur on or after the effective date, PCC’s accounting for those transactions will be significantly affected by the provisions of SFAS 141(R).

SFAS 160

In December 2007, the FASB issued SFAS 160, Noncontrolling Interest in Consolidated Financial Statements, an amendment of ARB Statement No. 5. SFAS 160 amends Accounting Research Bulletin No. 51, Consolidated Financial Statements, to establish accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. SFAS 160 clarifies that a noncontrolling interest in a subsidiary, also referred to as minority interest, is an ownership interest in the consolidated entity that should be reported as a component of equity in the consolidated financial statements. Among other requirements, SFAS 160 requires consolidated net income to be reported at amounts that include the amounts attributable to both the parent and the minority interest. It also requires disclosure of the amounts of consolidated net income attributable to the parent and the minority interest on the face of the consolidated income statement. SFAS 160 is effective January 1, 2009, for PCC and is not expected to have a significant effect on its financial position, results of operations, or cash flows.

PlainsCapital Corporation and Subsidiaries

Notes to Consolidated Financial Statements (continued)

27. Recently Issued Accounting Standards (continued)

SFAS 161

In March 2008, the FASB issued SFAS 161, Disclosures about Derivative Instruments and Hedging Activities, and Amendment of FASB Statement No. 133. SFAS 161 amends SFAS 133, requiring expanded disclosure to provide greater transparency about (i) how and why an entity uses derivative instruments, (ii) how derivative instruments and related hedge items are accounted for under SFAS 133and its related interpretations, and (iii) how derivative instruments and related hedged items affect an entity’s financial position, results of operations and cash flows. To meet those objectives, SFAS 161 requires qualitative disclosures about objectives and strategies for using derivatives, quantitative disclosures about fair value amounts of gains and losses on derivative instruments and disclosures about credit-risk –related contingent features in derivative agreements. SFAS 161 is effective for PCC January 1, 2009 and is not expected to have a significant effect on its financial position, results of operations, or cash flows.

CONSOLIDATED FINANCIAL STATEMENTS - UNAUDITED

Plains Capital Corporation and Subsidiaries

Three months ended March 31, 2009 and 2008

Plains Capital Corporation and Subsidiaries

Consolidated Balance Sheets

	March 31, 2009 (Unaudited)	December 31, 2008
	(In thousands)
Assets
Cash and due from banks	$105,631	$92,785
Federal funds sold	19,440	21,786
Assets segregated for regulatory purposes	30,000	11,500
Loans held for sale	254,670	198,866
Securities
Held to maturity, fair market value $250,528 and $217,019, respectively	256,299	217,209
Available for sale, amortized cost $178,572 and $165,417 respectively	179,891	166,557
Trading, at fair market value	6,744	1,561

	442,934	385,327

Loans, gross	2,990,136	2,969,506
Unearned income	(4,051)	(3,887)
Allowance for loan losses	(29,123)	(40,672)

Loans, net	2,956,962	2,924,947

Broker/dealer and clearing organization receivables	68,774	45,331
Fee award receivable	21,225	21,544
Investment in unconsolidated subsidiaries	2,012	2,012
Premises and equipment, net	60,601	57,336
Accrued interest receivable	14,623	16,164
Other real estate owned	10,817	9,637
Goodwill, net	36,486	36,486
Other intangible assets, net	63	82
Other assets	124,365	128,193

Total assets	$4,148,603	$3,951,996

Liabilities and Stockholders’ Equity
Deposits
Noninterest-bearing	$182,364	$194,901
Interest-bearing	2,530,426	2,731,198

Total deposits	2,712,790	2,926,099

Broker/dealer and clearing organization payables	83,417	59,203
Short-term borrowings	702,615	256,452
Treasury tax and loan note option account	3,024	3,424
Capital lease obligation	8,582	8,651
Notes payable	71,281	151,014
Junior subordinated debentures	67,012	67,012
Other liabilities	91,387	78,617

Total liabilities	3,740,108	3,550,472

Commitments and contingencies

Stockholders’ equity
Plains Capital Corporation stockholders’ equity
Preferred stock, $1 par value per share, authorized 5,000,000 shares;
Series A, 87,631 and 87,631 shares issued, respectively	82,966	82,736
Series B, 4,382 and 4,382 shares issued, respectively	4,871	4,895
Common stock, $10 par value per share, authorized 50,000,000 shares; issued 10,525,293 and 10,524,506 shares, respectively	105,253	105,245
Surplus	42,504	42,232
Retained earnings	174,661	167,865
Accumulated other comprehensive income	316	331

	410,571	403,304
Unearned ESOP shares (106,904 and 106,904 shares, respectively)	(3,489)	(3,489)

Total Plains Capital Corporation stockholders’ equity	407,082	399,815
Noncontrolling interest	1,413	1,709

Total stockholders’ equity	408,495	401,524

Total liabilities and stockholders’ equity	$4,148,603	$3,951,996

See accompanying notes.

Plains Capital Corporation and Subsidiaries

Consolidated Statements of Income - Unaudited

(In thousands, except per share amounts)

	Three Months Ended March 31,
	2009	2008
Interest income:
Loans, including fees	$42,331	$50,358
Securities	4,126	2,333
Federal funds sold	7	137
Interest-bearing deposits with banks	12	40
Other	1,158	210

Total interest income	47,634	53,078

Interest expense
Deposits	8,784	14,902
Short-term borrowings	558	4,531
Treasury tax and loan note option account	(1)	11
Capital lease obligation	109	55
Notes payable	814	593
Junior subordinated debentures	865	1,112
Other	148	—

Total interest expense	11,277	21,204

Net interest income	36,357	31,874
Provision for loan losses	14,013	2,300

Net interest income after provision for loan losses	22,344	29,574

Noninterest income
Service charges on depositor accounts	2,212	2,244
Net realized gains on sale of securities	301	—
Income from loan origination and net gains from sale of loans	48,419	21,128
Trust fees	894	1,066
Investment advisory fees and commissions	13,856	1,671
Securities brokerage fees and commissions	4,950	17
Other	(66)	1,206

Total noninterest income	70,566	27,332

Noninterest expense
Employees’ compensation and benefits	48,508	27,079
Occupancy and equipment, net	11,372	6,635
Professional services	4,040	2,497
Deposit insurance premium	561	398
Repossession and foreclosure, net of recoveries	1,034	732
Other	11,767	7,093

Total noninterest expense	77,282	44,434

Income before income taxes	15,628	12,472
Income tax provision	5,602	4,343

Consolidated net income	10,026	8,129
Less: Net income attributable to noncontrolling interest	23	98

Net income attributable to Plains Capital Corporation	10,003	8,031
Dividends on preferred stock and other	1,559	—

Income applicable to Plains Capital Corporation common stock	$8,444	$8,031

Earnings per share
Basic	$0.82	$0.92

Diluted	$0.77	$0.92

See accompanying notes.

Plains Capital Corporation and Subsidiaries

Consolidated Statements of Stockholders’ Equity - Unaudited

		Plains Capital Corporation Shareholders
	Comprehensive Income	Preferred Stock		Common Stock		Surplus	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Unearned ESOP Shares	Noncontrolling Interest	Total
		Shares	Amount	Shares	Amount
	(Dollars in thousands)
Balance, January 1, 2008		—	$—	8,816,143	$88,161	$1,200	$149,694	$(1,173)	$(3,992)	$1,849	$235,739
Cumulative effect of the adoption of EITF 06-4, Accounting for Endorsement Split-Dollar Life Insurance		—	—	—	—	—	(676)	—	—	—	(676)
Stock option plans’ activity, including compensation expense		—	—	7,857	79	220	—	—	—	—	299
ESOP activity		—	—	—	—	—	18	—	—	—	18
Dividends on common stock ($0.15 per share)		—	—	—	—	—	(1,324)	—	—	—	(1,324)
Cash distributions to noncontrolling interest		—	—	—	—	—	—	—	—	(577)	(577)
Comprehensive income:
Net income	$8,129	—	—	—	—	—	8,031	—	—	98	8,129
Other comprehensive income (loss):
Unrealized gains on securities available for sale, net of tax of $668.7	1,298
Unrealized losses on securities held in trust for the Supplemental Executive Retirement Plan, net of tax of $146.9	(285)
Unrealized losses on customer-related cash flow hedges, net of tax of $1.7	(3)

Other comprehensive income	1,010	—	—	—	—	—	—	1,010	—	—	1,010

Total comprehensive income	$9,139

Balance, March 31, 2008		—	$—	8,824,000	$88,240	$1,420	$155,743	$(163)	$(3,992)	$1,370	$242,618

Balance, January 1, 2009		92,013	$87,631	10,524,506	$105,245	$42,232	$167,865	$331	$(3,489)	$1,709	$401,524
Stock option plans’ activity, including compensation expense		—	—	808	8	59	—	—	—	—	67
Adjustment to stock issued in business combination		—	—	(21)	—	(1)	—	—	—	—	(1)
Stock-based compensation expense		—	—	—	—	214	—	—	—	—	214
ESOP activity		—	—	—	—	—	16	—	—	—	16
Dividends on common stock ($0.15 per share)		—	—	—	—	—	(1,664)	—	—	—	(1,664)
Dividends on preferred stock		—	—	—	—	—	(1,353)	—	—	—	(1,353)
Preferred stock discount and accretion		—	206	—	—	—	(206)	—	—	—	—
Cash distributions to noncontrolling interest		—	—	—	—	—	—	—	—	(319)	(319)
Comprehensive income:
Net income	$10,026	—	—	—	—	—	10,003	—	—	23	10,026
Other comprehensive income (loss):
Unrealized gains on securities available for sale, net of tax of $60.9	118
Unrealized losses on securities held in trust for the Supplemental Executive Retirement Plan, net of tax of $67.0	(130)
Unrealized losses on customer-related cash flow hedges, net of tax of $1.7	(3)

Other comprehensive loss	(15)	—	—	—	—	—	—	(15)	—	—	(15)

Total comprehensive income	$10,011

Balance, March 31, 2009		92,013	$87,837	10,525,293	$105,253	$42,504	$174,661	$316	$(3,489)	$1,413	$408,495

See accompanying notes.

Plains Capital Corporation and Subsidiaries

Consolidated Statements of Cash Flows - Unaudited

(In thousands)

	Three Months Ended March 31,
	2009	2008
Operating Activities
Net income	$10,026	$8,129
Adjustments to reconcile net income to net cash used in operating activities
Provision for loan losses	14,013	2,300
Net losses on other real estate owned	725	463
Depreciation and amortization	2,597	1,826
Stock-based compensation expense	269	53
Net realized gains on sale of securities	(301)	—
Loss on sale of premises and equipment	1	178
Stock dividends on securities	(25)	(191)
Deferred income taxes	2,920	(586)
Payments (deposits) for claims in litigation	—	6,816
Changes in assets segregated for regulatory purposes	(18,500)	—
Changes in trading securities	(5,183)	—
Changes in broker/dealer and clearing organization receivables	(23,443)	—
Changes in fee award receivable	319	—
Changes in broker/dealer and clearing organization payables	24,214	—
Changes in other assets	10,583	1,429
Changes in other liabilities	(1,644)	(6,038)
Net gains from sale of loans	(48,419)	(21,128)
Loans originated for sale	(1,305,074)	(503,193)
Proceeds from loans sold	1,278,601	495,872

Net cash used in operating activities	(58,321)	(14,070)

Investing Activities
Proceeds from maturities and principal reductions of securities held to maturity	1,092	1,671
Proceeds from sales, maturities and principal reductions of securities available for sale	42,219	18,247
Purchases of securities held to maturity	(40,131)	(1,868)
Purchases of securities available for sale	(55,111)	(10,000)
Net increase in loans	(49,792)	(117,149)
Purchases of premises and equipment and other assets	(5,192)	(3,379)
Proceeds from sales of premises and equipment and other real estate owned	1,986	3,854
Net cash received for Federal Home Loan Bank and Federal Reserve Bank stock	2,606	1,301
Other, net	—	(464)

Net cash used in investing activities	(102,323)	(107,787)

Financing Activities
Net increase (decrease) in deposits	(191,493)	91,666
Net increase (decrease) in short-term borrowings	446,163	(43,294)
Net increase (decrease) in treasury tax and loan note option account	(400)	(1,998)
Proceeds from notes payable	—	104,250
Payments on notes payable	(79,733)	(6,527)
Proceeds from junior subordinated debentures	—	15,464
Proceeds from sale of common stock	12	195
Dividends paid	(3,017)	(1,324)
Cash distributions to noncontrolling interest	(319)	(577)
Other, net	(69)	(40)

Net cash provided by financing activities	171,144	157,815

Net increase in cash and cash equivalents	10,500	35,958
Cash and cash equivalents at beginning of period	114,571	126,422

Cash and cash equivalents at end of period	$125,071	$162,380

Supplemental Disclosures of Cash Flow Information
Cash paid during the period for:
Interest	$13,075	$24,361

Income taxes	$—	$205

Supplemental Schedule of Noncash Activities
Conversion of loans to other real estate owned	$4,546	$4,503

Common stock issued in acquisitions	$(1)	$—

See accompanying notes.

Plains Capital Corporation and Subsidiaries

Notes to Consolidated Interim Financial Statements - Unaudited

March 31, 2009

1. Summary of Significant Accounting and Reporting Policies

Nature of Operations

PlainsCapital Corporation (PCC) is a financial holding company and a bank holding company headquartered in Dallas, Texas, that provides, through its subsidiaries, a broad array of products and services from offices primarily located throughout Texas. In addition to general commercial and consumer banking, other products and services offered include mortgage banking, investment banking, financial advisory services, trust and investment management, merchant banking, leasing, treasury management, and item processing.

Basis of Presentation

PCC owns 100% of the outstanding stock of PlainsCapital Bank (PCB) and PlainsCapital Equity, LLC. PCC owns a 60.9% interest in Hester Capital Management (Hester). PCB owns 100% of the outstanding stock of PrimeLending (Prime), PNB Aero Services, Inc., PCB ARC, Inc. and 90% of the outstanding stock of Plains Financial Corporation (PFC). PCB has a 100% interest in First Southwest Holdings, LLC (FSH), PlainsCapital Leasing, LLC (PCL), and PlainsCapital Securities, LLC, as well as a 51% voting interest in PlainsCapital Insurance Services, LLC.

After the close of business on December 31, 2008, FSWH Acquisition LLC (Merger Sub), a wholly-owned subsidiary of PCB, acquired First Southwest Holdings, Inc., (First Southwest) a diversified, private investment banking corporation headquartered in Dallas, Texas. The Merger Sub, which took the FSH name, is the surviving entity in the transaction. The principal subsidiaries of FSH are First Southwest Company (FSC), a broker-dealer registered with the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority (FINRA), First Southwest Asset Management, Inc., a registered investment advisor under the Investment Advisors Act of 1940, and First Southwest Leasing Company. Please see Note 2 for further discussion of the acquisition.

The consolidated interim financial statements include the accounts of the above-named entities. All significant intercompany transactions and balances have been eliminated. Noncontrolling interests have been recorded for minority ownership in entities that are not wholly owned and are presented in compliance with the provisions of SFAS 160, as discussed below.

PCC also owns 100% of the outstanding stock of PCC Statutory Trusts I, II, III, and IV (Trusts), which are not included in the consolidated financial statements under FIN 46(R), Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51 (FIN 46(R)), because the primary beneficiaries of the Trusts are not within the consolidated group.

The consolidated interim financial statements of PCC and subsidiaries are unaudited, but in the opinion of management, contain all adjustments (consisting primarily of normal recurring accruals) necessary for a fair statement of the results of the interim periods presented. The consolidated interim financial statements have been prepared in compliance with accounting principles generally accepted in the United States for interim financial information and with instructions to Form 10-Q adopted by the SEC. Accordingly, the financial statements do not include all of the information and footnotes required by accounting principles generally accepted in the United States for complete financial statements and should be read in conjunction with the audited consolidated financial statements and notes thereto included in this registration statement on Form 10. Results for interim periods are not necessarily indicative of results to be expected for a full year or any future period.

Plains Capital Corporation and Subsidiaries

Notes to Consolidated Interim Financial Statements - Unaudited

1. Summary of Significant Accounting and Reporting Policies (continued)

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The allowance for loan losses, the fair values of financial instruments and the status of contingencies are particularly subject to change.

Comprehensive Income (Loss)

PCC’s comprehensive income (loss) consists of its net income and unrealized holding gains (losses) on its available for sale securities, investments held in trust for the Supplemental Executive Retirement Plan and derivative instruments designated as cash flow hedges.

The components of accumulated other comprehensive income (loss), net of taxes, at March 31, 2009 and December 31, 2008 are shown in the following table (in thousands):

	March 31, 2009	December 31, 2008
Unrealized gain (loss) on securities available for sale	$870	$752
Unrealized gain (loss) on securities held in trust for the Supplemental Executive Retirement Plan	(690)	(561)
Unrealized gain on customer-related cash flow hedges	136	140

	$316	$331

Earnings per Share

On January 1, 2009, PCC adopted Financial Accounting Standards Board (FASB) Staff Position No. EITF 03-6-1, Determining Whether Instruments Granted in Share-Based Payment Transactions are Participating Securities (FSP EITF 03-6-1). FSP EITF 03-6-1 provides that unvested share-based payment awards that contain nonforfeitable rights to dividends or dividend equivalents (whether paid or unpaid) are participating securities and shall be included in the computation of EPS pursuant to the two-class method. PCC has shares of restricted stock outstanding that are participating securities under the provisions of FSP EITF 03-6-1. In addition, shares of PCC stock held in escrow pending the resolution of contingencies with respect to the First Southwest acquisition qualify as participating securities. Accordingly, PCC has computed earnings per share using the two-class method described in Statement of Financial Accounting Standards (SFAS) No. 128, Earnings Per Share beginning January 1, 2009, and has retrospectively adjusted previously reported earnings per share data to conform to the two-class method.

Noncontrolling Interest

On January 1, 2009, PCC adopted SFAS 160, Noncontrolling Interest in Consolidated Financial Statements, an amendment of ARB Statement No. 5. SFAS 160 amends Accounting Research Bulletin No. 51, Consolidated Financial Statements, to establish accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. SFAS 160 clarifies that a noncontrolling interest in a subsidiary, also referred to as minority interest, is an ownership interest in the consolidated entity that should be reported as a component of equity in the consolidated financial statements. Among other requirements, SFAS 160 requires consolidated net income to be reported at amounts that include the amounts attributable to both the parent and the minority interest. It also requires disclosure of the amounts of consolidated net income attributable to the parent and the minority interest on the face of the consolidated income statement. PCC has applied the provisions of SFAS 160 to its consolidated interim financial statements and retrospectively adjusted previously reported noncontrolling interest amounts to conform to the new provisions.

Plains Capital Corporation and Subsidiaries

Notes to Consolidated Interim Financial Statements - Unaudited

1. Summary of Significant Accounting and Reporting Policies (continued)

Reclassification

Certain items in the 2008 financial statements have been reclassified to conform to the 2009 presentation.

2. Acquisition

As described in Note 1, First Southwest, a diversified, private investment banking corporation headquartered in Dallas, Texas, was merged with and into FSH after the close of business December 31, 2008. FSH is the surviving entity in the transaction. PCC’s consolidated income statement includes the operations of FSH from January 1, 2009, while the assets and liabilities of FSH were included, at estimated fair value, in the consolidated balance sheet at December 31, 2008, the acquisition date.

The acquisition cost of FSH was approximately $60.9 million, composed of approximately 1.7 million shares of PCC stock valued at $57.7 million and $3.2 million of transaction costs. The value of $34 per share of PCC stock was the product of negotiations between the parties and was supported by a third-party, independent valuation.

In addition, FSH has placed approximately 566,000 shares of PCC stock, valued at approximately $19.2 million, into escrow. The percentage of shares to be released from escrow and distributed to First Southwest stockholders will be determined based upon the valuation of certain auction rate securities held by First Southwest prior to the merger (or to be repurchased following the closing of the merger) as of the last day of December 2012 or, if applicable, the aggregate sales price of such auction rate securities prior to such date. The release of the escrowed shares will be further adjusted for certain specified losses, if any, during the earnout period and any excess dividend payments. If the value or aggregate sales price, as applicable, of the auction rate securities is less than 80% of the face value of the auction rate securities, no shares will be distributed from escrow to First Southwest stockholders. If the value or aggregate sales price of the auction rate securities falls between 80% and 90% of face value, First Southwest stockholders will receive an increasing portion of the PCC shares held in escrow. If the value or aggregate sales price of the auction rate securities equals or exceeds 90% of face value, First Southwest stockholders will receive all of the PCC shares held in escrow. Any shares issued will be accounted for as additional acquisition cost. The auction rate securities held by First Southwest prior to the merger were purchased by PCB on December 31, 2008, at the closing of the acquisition.

PCC is using a third-party valuation specialist to assist in the determination of the fair value of assets acquired, including intangibles, and liabilities assumed in the acquisition. Accordingly, the allocation of the purchase price is preliminary and subject to refinement, and may result in the recognition of other identified intangibles. The initial purchase price allocation resulted in net assets acquired in excess of consideration paid of approximately $4.3 million. That amount has been recorded in other liabilities until the contingent consideration issue described previously is settled. The purchase price allocation is based on preliminary valuations which have not been finalized, including valuations of intangible assets and stock option modifications. When completed, the excess of net assets acquired over consideration paid could change. In addition, the resolution of the contingent consideration issue could result in a change of the net asset excess.

Plains Capital Corporation and Subsidiaries

Notes to Consolidated Interim Financial Statements - Unaudited

3. Securities

The amortized cost and fair value of securities as of March 31, 2009, and December 31, 2008 are summarized as follows (in thousands):

	Held to Maturity
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
As of March 31, 2009
U. S. government agencies
Mortgage-backed securities	$19,724	$854	$(10)	$20,568
Collateralized mortgage obligations	28,705	833	(73)	29,465
States and political subdivisions	207,870	861	(8,236)	200,495

Totals	$256,299	$2,548	$(8,319)	$250,528

As of December 31, 2008
U. S. government agencies
Mortgage-backed securities	$19,982	$585	$—	$20,567
Collateralized mortgage obligations	29,030	171	(116)	29,085
States and political subdivisions	168,197	474	(1,304)	167,367

Totals	$217,209	$1,230	$(1,420)	$217,019

	Available for Sale
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
As of March 31, 2009
U. S. government agencies
Mortgage-backed securities	$27,183	$499	$(207)	$27,475
Collateralized mortgage obligations	65,279	1,027	—	66,306
States and political subdivisions	86,110	—	—	86,110

Totals	$178,572	$1,526	$(207)	$179,891

As of December 31, 2008
U. S. Treasury securities	$11,920	$33	$—	$11,953
U. S. government agencies
Bonds	10,000	38	—	10,038
Mortgage-backed securities	35,037	708	(306)	35,439
Collateralized mortgage obligations	67,848	731	(64)	68,515
States and political subdivisions	40,612	—	—	40,612

Totals	$165,417	$1,510	$(370)	$166,557

Plains Capital Corporation and Subsidiaries

Notes to Consolidated Interim Financial Statements - Unaudited

3. Securities (continued)

Information regarding securities that were in an unrealized loss position as of March 31, 2009, is shown in the following tables (dollar amounts in thousands):

	As of March 31, 2009
	Number of Securities	Fair Value	Unrealized Losses
Held to maturity
U.S. government agencies
Mortgage-backed securities
Unrealized loss for less than twelve months	1	$495	$10
Unrealized loss for more than twelve months	—	—	—

	1	495	10
Collateralized mortgage obligations
Unrealized loss for less than twelve months	1	48	1
Unrealized loss for more than twelve months	1	1,789	72

	2	1,837	73
States and political subdivisions
Unrealized loss for less than twelve months	55	156,614	7,413
Unrealized loss for more than twelve months	23	9,139	823

	78	165,753	8,236
Total held to maturity
Unrealized loss for less than twelve months	57	157,157	7,424
Unrealized loss for more than twelve months	24	10,928	895

	81	$168,085	$8,319

Available for sale
U.S. government agencies
Mortgage-backed securities
Unrealized loss for less than twelve months	—	$—	$—
Unrealized loss for more than twelve months	1	5,031	207

	1	5,031	207
Total available for sale
Unrealized loss for less than twelve months	—	—	—
Unrealized loss for more than twelve months	1	5,031	207

	1	$5,031	$207

Management has the intention and ability to hold the securities classified as held to maturity until they mature, at which time PCB will receive full value for the securities. Management also has the ability and intent to hold the securities classified as available for sale for a period of time sufficient for a recovery of cost. As of March 31, 2009, management believes the impairments detailed in the table are temporary and relate to changes in interest rates. Accordingly, no other-than-temporary impairment loss has been recognized in PCC’s consolidated statements of income.

For the three months ended March 31, 2009, PCB received proceeds from the sale of available for sale securities of $21.3 million and realized gross gains of $0.3 million. PCB did not sell securities in the three months ended March 31, 2008.

Plains Capital Corporation and Subsidiaries

Notes to Consolidated Interim Financial Statements - Unaudited

3. Securities (continued)

Securities with a carrying amount of approximately $406.2 million and $231.1 million (fair value of approximately $408.2 million and $232.0 million) at March 31, 2009 and December 31, 2008, respectively, were pledged to secure public and trust deposits, federal funds purchased and securities sold under agreements to repurchase, and for other purposes as required or permitted by law. In addition, PCB had secured a letter of credit from the Federal Home Loan Bank (FHLB) in the amount of $120 million and $150 million at March 31, 2009 and December 31, 2008, respectively, in lieu of pledging securities to secure certain public deposits.

4. Loans and Allowance for Loan Losses

Loans summarized by category as of March 31, 2009 and December 31, 2008, are as follows (in thousands):

	March 31, 2009	December 31, 2008
Commercial and agricultural	$1,241,280	$1,262,456
Lease financing	94,107	101,902
Construction and land development	609,073	585,320
Real estate	884,941	839,099
Securities (primarily margin loans)	112,884	129,638
Consumer	47,851	51,091

	2,990,136	2,969,506
Unearned income	(4,051)	(3,887)
Allowance for loan losses	(29,123)	(40,672)

	$2,956,962	$2,924,947

Impaired (non-accrual) loans totaled approximately $49.7 million and $46.8 million at March 31, 2009 and December 31, 2008, respectively. At March 31, 2009, an allowance of approximately $7.1 million was associated with $48.3 million of impaired loans. At December 31, 2008, an allowance for loan loss of approximately $23.7 million was associated with $44.7 million of impaired loans. The average balance of impaired loans for the three months ended March 31, 2009 and 2008 was approximately $50.2 million and $17.3 million, respectively. Interest income recorded on impaired loans for the three months ended March 31, 2009 and 2008 was nominal.

At March 31, 2009 and December 31, 2008, PCB had loans of approximately $1.1 million and $3.6 million, respectively that were more than 90 days past due, but upon which PCB continued to accrue interest.

Plains Capital Corporation and Subsidiaries

Notes to Consolidated Interim Financial Statements - Unaudited

4. Loans and Allowance for Loan Losses (continued)

PCL’s net investment in lease financing at March 31, 2009 and December 31, 2008 is shown in the following table (in thousands).

	March 31, 2009	December 31, 2008
Future minimum lease payments	$101,572	$110,405
Unguaranteed residual value	878	369
Guaranteed residual value	2,295	2,768
Initial direct costs, net of amortization	514	589
Unearned income	(11,152)	(12,229)

	$94,107	$101,902

At March 31, 2009 and December 31, 2008, PCL had lease financing receivables of approximately $0.1 million and $0.3 million, respectively that were more than 90 days past due, but upon which PCL continued to accrue interest.

Changes in the allowance for loan losses for the three months ended March 31, 2009 and 2008 were as follows (in thousands):

	Three Months Ended March 31,
	2009	2008
Balance at beginning of period	$40,672	$26,517
Provision charged to operations	14,013	2,300
Loans charged to allowance	(25,773)	(2,768)
Recoveries on charged-off loans	211	240

Balance at end of period	$29,123	$26,289

Plains Capital Corporation and Subsidiaries

Notes to Consolidated Interim Financial Statements - Unaudited

5. Deposits

Deposits at March 31, 2009 and December 31, 2008 are summarized as follows (in thousands):

	March 31, 2009	December 31, 2008
Noninterest-bearing demand	$182,364	$194,901
Interest-bearing:
NOW accounts	66,153	43,753
Money market	1,057,754	970,477
Demand	57,088	65,291
Savings	134,023	151,341
In foreign branches	156,088	136,454
Time - $100,000 and over	630,778	567,149
Time - brokered	206,415	564,378
Time - other	222,127	232,355

	$2,712,790	$2,926,099

6. Short-Term Borrowings

Short-term borrowings at March 31, 2009 and December 31, 2008 were as follows (in thousands):

	March 31, 2009	December 31, 2008
Federal funds purchased	$263,725	$165,125
Securities sold under agreements to repurchase	31,890	73,327
Federal Home Loan Bank (FHLB) and Federal Reserve Bank (FRB) notes	400,000	—
Short-term bank loans	7,000	18,000

	$702,615	$256,452

Federal funds purchased and securities sold under agreements to repurchase generally mature daily, on demand, or on some other short-term basis. PCB and FSC execute transactions to sell securities under agreements to repurchase with both their customers and broker/dealers. Securities involved in these transactions are held by PCB, FSC, or the dealer. Information concerning federal funds purchased and securities sold under agreements to repurchase is shown in the following table (dollar amounts in thousands):

	Three Months Ended March 31,
	2009	2008
Average balance during the period	$244,731	$183,638
Average interest rate during the period	0.36%	3.16%

	March 31, 2009	December 31, 2008
Securities underlying the agreements at end of period
Carrying value	$40,900	$54,394
Estimated fair value	$41,665	$54,684

Plains Capital Corporation and Subsidiaries

Notes to Consolidated Interim Financial Statements - Unaudited

6. Short-Term Borrowings (continued)

FHLB notes mature over terms not exceeding 30 days and are secured by FHLB Dallas stock, nonspecified real estate loans, and certain specific commercial real estate loans. FRB notes mature in either 28 or 154 days and are secured primarily by commercial and agricultural loans. The weighted average rate on FHLB and FRB notes at March 31, 2009 was 0.33%. No FHLB or FRB notes were outstanding at December 31, 2008.

FSH uses short-term bank loans periodically to finance securities owned, customers’ margin accounts, and other shorter operating activities. Interest on the borrowings varies with the federal funds rate. The weighted average interest rate on the borrowings at March 31, 2009 and December 31, 2008 was 1.00% and 1.19%, respectively.

7. Notes Payable

Notes payable at March 31, 2009 and December 31, 2008 consisted of the following (in thousands):

	March 31, 2009	December 31, 2008
Federal Home Loan Bank Dallas advances	$1,619	$1,647
Revolving credit line with JPMorgan Chase not to exceed $20,000,000. Facility matures August 1, 2009, with interest payable quarterly.	18,000	18,000
Revolving credit line with JPMorgan Chase not to exceed $10,000,000. Advances under the facility are related to PlainsCapital Equity, LLC. Facility matures October 31, 2009, with interest payable quarterly.	7,650	7,650
Term note with JPMorgan Chase, due September 1, 2009, with interest payable semi-annually.	3,500	4,000
Term note with JPMorgan Chase, due October 27, 2013, with interest payable quarterly.	500	500
Subordinated note with JPMorgan Chase, not to exceed $20,000,000. Facility matures October 27, 2013 with interest payable quarterly.	20,000	20,000
FSH nonrecourse notes, due January 25, 2035 with interest payable quarterly.	20,012	20,597
Other FSH notes payable	—	78,620

	$71,281	$151,014

At the closing of the acquisition described in Note 2, FSH had $78.6 million of notes payable that financed the auction rate securities FSH held prior to the acquisition. FSH used the proceeds received from the sale of the auction rate securities to PCB, as discussed in Note 2, to retire the notes payable in January 2009.

Plains Capital Corporation and Subsidiaries

Notes to Consolidated Interim Financial Statements - Unaudited

8. Income Taxes

PCC’s effective tax rate was 35.8% and 34.8% for the three months ended March 31, 2009 and 2008, respectively. PCC expects the 2009 annual effective tax rate to be approximately 34%-35%.

PCC files income tax returns in the U.S. federal jurisdiction and several U.S. state jurisdictions. PCC is no longer subject to U.S. federal income tax examinations by tax authorities for years before 2005. The Internal Revenue Service is currently examining PCC’s federal income tax return for 2006. PCC does not expect any adjustments resulting from the examination to have a significant impact on its financial position, results of operations, or cash flows.

9. Commitments and Contingencies

PCB acts as agent on behalf of certain correspondent banks in the purchase and sale of federal funds that aggregated $3.2 million and zero at March 31, 2009 and December 31, 2008, respectively.

Legal Matters

In November 2006, FSC received subpoenas from the SEC and the United States Department of Justice (DOJ) in connection with an investigation of possible antitrust and securities law violation, including bid-rigging, in the procurement of guaranteed investment contracts and other investment products for the reinvestment of bond proceeds by municipalities. The investigation is industry-wide and includes approximately 30 or more firms, including some of the largest U.S. investment firms. To the extent that its participation is requested, FSC will continue to cooperate with these investigations.

As a result of these SEC and DOJ investigations into industry-wide practices, FSC was named as a co-defendant in a series of civil lawsuits filed during 2008 in several different federal courts by various state and local governmental entities suing on behalf of themselves and a purported class of similarly situated governmental entities. A similar set of lawsuits were filed in California state courts by various local governmental entities. The California suits were removed to federal court, and all of the cases have been consolidated in federal court in New York. On April 29, 2009, the judge in the consolidated cases dismissed all claims asserted against FSC and nearly all other defendants from the lawsuit. The court granted plaintiffs until June 18, 2009 to re-plead the case to cite specific instances of alleged anti-competitive behavior by specific individuals at specific defendants. On June 18, 2009, the plaintiffs filed a second amended class action complaint. While FSC is not named as a defendant in this second amended complaint, it is identified as an alleged co-conspirator with the named defendants.

As part of an industry-wide inquiry by FINRA into sales practices related to auction rate bonds, FSC executed a term sheet in 2008 in which it agreed to pay a fine and buy back $41.6 million of auction rate bonds at par from a defined class of customers. The fine was paid in 2008 and the auction rate bonds were purchased from the customers in February 2009. FSC had recorded a liability of $3.8 million as of December 31, 2008 representing the loss relating to this settlement. In addition, FSC has agreed to make its best efforts to provide liquidity to those investors having accounts the value of which exceeded $10.0 million at the time of their purchase of auction rate bonds.

PCC and subsidiaries are defendants in various other legal matters arising in the normal course of business. Management believes that the ultimate liability, if any, arising from these matters will not materially affect the consolidated financial statements.

Plains Capital Corporation and Subsidiaries

Notes to Consolidated Interim Financial Statements - Unaudited

9. Commitments and Contingencies (continued)

Other Contingencies

PCC and its subsidiaries lease space, primarily for branch facilities and automatic teller machines, under noncancelable operating leases with remaining terms, including renewal options, of 1 to 20 years and under capital leases with remaining terms of 13 to 20 years. Future minimum payments under these leases have not changed significantly from the amounts reported at December 31, 2008 in the audited consolidated financial statements and notes thereto included in this registration statement on Form 10. Rental expense under the operating leases was approximately $4.1 million and $2.3 million for the three months ended March 31, 2009 and 2008, respectively.

10. Financial Instruments with Off-Balance Sheet Risk

PCB and Prime are parties to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of their customers. These financial instruments include commitments to extend credit and standby letters of credit which involve varying degrees of credit and interest rate risk in excess of the amount recognized in the consolidated financial statements. Such financial instruments are recorded in the financial statements when they are funded or related fees are incurred or received. The contract amounts of those instruments reflect the extent of involvement (and therefore the exposure to credit loss) PCB and Prime have in particular classes of financial instruments.

Commitments to extend credit are agreements to lend to a customer provided that the terms established in the contract are met. Commitments generally have fixed expiration dates and may require payment of fees. Since some commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. Standby letters of credit are conditional commitments issued to guarantee the performance of a customer to a third party. These guarantees are primarily issued to support public and private borrowing arrangements. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan commitments to customers.

PCB and Prime had outstanding unused commitments to extend credit of $865.4 million at March 31, 2009. PCB had outstanding standby letters of credit of $41.0 million at March 31, 2009.

The companies use the same credit policies in making commitments and standby letters of credit as they do for on-balance sheet instruments. The amount of collateral obtained, if deemed necessary, upon extension of credit is based on management’s credit evaluation of the borrower. Collateral held varies but may include real estate, accounts receivable, marketable securities, interest-bearing deposit accounts, inventory, and property, plant, and equipment.

In the normal course of business, FSH executes, settles, and finances various securities transactions that may expose FSH to off-balance sheet risk in the event that a customer or counterparty does not fulfill its contractual obligations. Examples of such transactions include the sale of securities not yet purchased by customers or for the account of FSH, clearing agreements between FSH and various clearinghouses and broker/dealers, secured financing arrangements that involve pledged securities, and when-issued underwriting and purchase commitments.

Plains Capital Corporation and Subsidiaries

Notes to Consolidated Interim Financial Statements - Unaudited

11. Stock-Based Compensation

PCC and subsidiaries have four open incentive stock option plans that provide for the granting of stock options to officers and key employees. In addition, PCC has granted restricted stock to a group of officers and key employees. Compensation cost related to the plans was approximately $0.3 million and $0.1 million for the three months ended March 31, 2009 and 2008, respectively. At March 31, 2009, unrecognized cost related to the stock option plans was approximately $0.3 million and unrecognized cost related to the restricted stock award was $5.8 million.

At March 31, 2009, a total of 25,476 shares were available for grant under the stock option plans. PCC typically issues new shares upon exercise of option grants.

Information regarding the stock option plans for the three months ended March 31, 2009 is as follows:

	Shares	Weighted Average Exercise Price
Outstanding, January 1	195,159	$28.96
Options granted due to FSH acquisition	95,122	13.59
Granted	38,500	34.00
Exercised	(808)	14.46
Cancellations and expirations	—	—

Outstanding, March 31	327,973	25.13

The acquisition described in Note 2 included a provision whereby FSH stock options that were outstanding and unexercised at the acquisition date would be converted into PCC stock options on the same terms and conditions, including vesting conditions, as the FSH options they replaced. Accordingly, PCC granted 95,122 options with a weighted-average exercise price of $13.59 to replace outstanding and unexercised FSH stock options.

At March 31, 2009, PCC had 176,000 shares of unvested restricted stock with a grant date fair value of $34 per share.

Plains Capital Corporation and Subsidiaries

Notes to Consolidated Interim Financial Statements - Unaudited

12. Regulatory Matters

PCB and PCC are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory—and possibly additional discretionary—actions by regulators that, if undertaken, could have a direct, material effect on the consolidated financial statements. The regulations require the companies to meet specific capital adequacy guidelines that involve quantitative measures of assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. The capital classifications are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the companies to maintain minimum amounts and ratios (set forth in the table below) of Tier 1 capital (as defined in the regulations) to total average assets (as defined), and minimum ratios of Tier 1 and total capital (as defined) to risk-weighted assets (as defined). A comparison of PCB’s and PCC’s actual capital amounts and ratios to the minimum requirements is as follows (dollar amounts in thousands):

	At March 31, 2009
	Required		Actual
	Amount	Ratio	Amount	Ratio
PCB:
Tier 1 capital (to average assets)	$160,029	4%	$464,216	11.6%
Tier 1 capital (to risk-weighted assets)	136,772	4%	464,216	13.6%
Total capital (to risk-weighted assets)	273,544	8%	493,339	14.4%

PCC:
Tier 1 capital (to average assets)	$160,242	4%	$436,027	10.9%
Tier 1 capital (to risk-weighted assets)	137,080	4%	436,027	12.7%
Total capital (to risk-weighted assets)	274,160	8%	481,150	14.0%

	At December 31, 2008
	Required		Actual
	Amount	Ratio	Amount	Ratio
PCB:
Tier 1 capital (to average assets)	$134,729	4%	$456,567	13.6%
Tier 1 capital (to risk-weighted assets)	133,404	4%	456,567	13.7%
Total capital (to risk-weighted assets)	266,808	8%	497,239	14.9%

PCC:
Tier 1 capital (to average assets)	$134,986	4%	$428,897	12.7%
Tier 1 capital (to risk-weighted assets)	133,669	4%	428,897	12.8%
Total capital (to risk-weighted assets)	267,338	8%	485,569	14.5%

Plains Capital Corporation and Subsidiaries

Notes to Consolidated Interim Financial Statements - Unaudited

12. Regulatory Matters (continued)

To be considered adequately capitalized (as defined) under the regulatory framework for prompt corrective action, PCB must maintain minimum Tier 1 capital to total average assets and Tier 1 capital to risk-weighted assets ratios of 4%, and a total capital to risk-weighted assets ratio of 8%. Based on the actual capital amounts and ratios shown in the table above, PCB’s ratios place it in the well capitalized (as defined) capital category under the regulatory framework for prompt corrective action. The minimum required capital amounts and ratios for the well capitalized category are summarized as follows (dollar amounts in thousands):

	March 31, 2009 Required		December 31, 2008 Required
	Amount	Ratio	Amount	Ratio
PCB:
Tier 1 capital (to average assets)	$200,036	5%	$168,411	5%
Tier 1 capital (to risk-weighted assets)	205,158	6%	200,106	6%
Total capital (to risk-weighted assets)	341,930	10%	333,510	10%

As a mortgage originator, Prime is subject to minimum net worth requirements. In addition, FSH and PlainsCapital Securities, LLC are subject to minimum net worth requirements as broker-dealers. At March 31, 2009, these entities were in compliance with their respective requirements.

During PCB’s most recent examination, banking regulators made a tentative finding that PCB held auction rate securities from a single issuer in excess of the amounts allowed by federal and state banking regulations. PCB is evaluating alternative actions it may take to respond to the tentative finding.

13. Stockholders’ Equity

PCB is subject to certain restrictions on the amount of dividends it may declare without prior regulatory approval. At March 31, 2009, approximately $43.8 million of retained earnings was available for dividend declaration without prior regulatory approval.

14. Assets Segregated for Regulatory Purposes

At March 31, 2009 and December 31, 2008, FSC had segregated $30.0 million and $11.5 million, respectively, of cash and securities in a special reserve account for the benefit of customers under rule 15c3-3 of the Securities and Exchange Act of 1934 (the Act). Assets segregated under the provisions of the Act are not available for general corporate purposes.

FSC was not required to segregate cash or securities in a special reserve account for the benefit of proprietary accounts of introducing brokers under the Proprietary Accounts of Introducing Broker-Dealers rule at March 31, 2009 or December 31, 2008.

Plains Capital Corporation and Subsidiaries

Notes to Consolidated Interim Financial Statements - Unaudited

15. Broker/Dealer and Clearing Organization Receivables and Payables

Broker/dealer and clearing organization receivables and payables at March 31, 2009 and December 31, 2008 consisted of the following (in thousands):

	March 31, 2009	December 31, 2008
Receivables
Securities borrowed	$61,310	$43,871
Securities failed to deliver	6,800	80
Clearing organizations	350	1,085
Due from dealers	314	295

	$68,774	$45,331

Payables
Securities loaned	$60,550	$43,437
Correspondents	14,835	15,229
Securities failed to receive	7,272	82
Clearing organizations	760	455

	$83,417	$59,203

16. Fair Value Measurements

SFAS 157

On January 1, 2008, PCC adopted SFAS 157, Fair Value Measurements. SFAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS 157 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. SFAS 157 assumes that transactions upon which fair value measurements are based occur in the principal market for the asset or liability being measured. Further, fair value measurements made under SFAS 157 exclude transaction costs and are not the result of forced transactions.

SFAS creates a fair value hierarchy that classifies fair value measurements based upon the inputs used in valuing the assets or liabilities that are the subject of fair value measurements. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities and the lowest priority to unobservable inputs, as indicated below.

•	Level 1 Inputs: Unadjusted quoted prices in active markets for identical assets or liabilities that PCC can access at the measurement date.

•

Level 2 Inputs: Observable inputs other than Level 1 prices. Level 2 inputs include quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable for the asset or liability (e.g. interest rates and credit risks), and inputs that are derived from or corroborated by market data, among others.

•

Level 3 Inputs: Unobservable inputs that reflect an entity’s own assumptions about the assumptions that market participants would use in pricing the assets or liabilities. Level 3 inputs include pricing models and discounted cash flow techniques, among others.

Plains Capital Corporation and Subsidiaries

Notes to Consolidated Interim Financial Statements - Unaudited

16. Fair Value Measurements (continued)

SFAS 159

On January 1, 2008, PCC adopted SFAS 159, The Fair Value Option for Financial Assets and Financial Liabilities. SFAS 159 permits entities to choose to measure many financial instruments and certain other items at fair value. PCC has elected to measure substantially all of Prime’s mortgage loans held for sale and certain time deposits at fair value. PCC elected to apply the provisions of SFAS 159 to these items so that it would have the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. PCC determines the fair value of the financial instruments accounted for under the provisions of SFAS 159 in compliance with the provisions of SFAS 157 discussed above.

At March 31, 2009, the aggregate fair value of Prime loans held for sale accounted for under a SFAS 159 fair value option was $252.7 million, while the unpaid principal balance of those loans was $247.9 million. At December 31, 2008, the aggregate fair value of Prime loans held for sale accounted for under a SFAS 159 fair value option was $192.3 million, while the unpaid principal balance of those loans was $188.1 million. The fair value excludes interest, which is reported as interest income on loans in the income statement.

PCC holds a number of financial instruments that are measured at fair value on a recurring basis, either by the application of SFAS 159 or other authoritative pronouncements. The fair values of those instruments are determined primarily using Level 2 inputs. Those inputs include quotes from mortgage loan investors and derivatives dealers, data from an independent pricing service and rates paid in the brokered certificate of deposit market.

At March 31, 2009, PCB held one mortgage-backed security issued by FNMA that the pricing service was unable to price due to the terms and conditions of the instrument. As a result, the pricing service determined that fair value was equal to book value using Level 3 inputs. In addition, PCB holds auction rate securities purchased as a result of the FSH acquisition. The estimated fair value of the auction rate securities was determined by a third-party valuation specialist using Level 3 inputs, primarily due to the lack of observable market data. Inputs for the valuation were developed using terms of the auction rate securities, market interest rates, asset appropriate credit transition matrices and recovery rates, and assumptions regarding the term to maturity of the auction rate securities. The following table reconciles the beginning and ending balances of assets measured at fair value using Level 3 inputs.

	Mortgage- Backed Securities	States and Political Subdivisons	Total
Balance, January 1, 2009	$6,190	$40,612	$46,802
Purchases, issuances and settlements, net	(18)	5,598	5,580

Balance, March 31, 2009	6,172	46,210	52,382

In the table above, settlements include premium amortization and discount accretion.

Plains Capital Corporation and Subsidiaries

Notes to Consolidated Interim Financial Statements - Unaudited

16. Fair Value Measurements (continued)

The following tables present information regarding financial assets and liabilities measured at fair value on a recurring basis, including changes in fair value for those instruments that are reported at fair value under an election under the provisions of SFAS 159 (in thousands).

	At March 31, 2009
	Level 1 Inputs	Level 2 Inputs	Level 3 Inputs	Total Fair Value
Loans held for sale	$—	$252,667	$—	$252,667
Securities available for sale	—	127,509	52,382	179,891
Trading securities	—	6,744	—	6,744
Derivative assets	—	4,562	—	4,562
Deposits	—	1,590	—	1,590
Derivative liabilities	—	(221)	—	(221)

	Changes in Fair Value for Assets and Liabilities Reported at Fair Value under Provisions of SFAS 159
	Three Months Ended March 31, 2009			Three Months Ended March 31, 2008
	Net Gains from Sale of Loans	Other Noninterest Income	Total Changes in Fair Value	Net Gains from Sale of Loans	Other Noninterest Income	Total Changes in Fair Value
Loans held for sale	$632	$—	$632	$1,874	$—	$1,874
Deposits	—	(57)	(57)	—	—	—

PCC also determines the fair value of assets and liabilities on a non-recurring basis. For example, facts and circumstances may dictate a fair value measurement when there is evidence of impairment. Assets and liabilities measured on a non-recurring basis include the items discussed below.

Impaired (Non-accrual) Loans – PCC reports non-accrual loans at fair value through charges against the allowance for loan losses. PCC determines fair value using Level 2 inputs consisting of observable loss experience for similar loans. At March 31, 2009, loans with a carrying amount of $48.3 million had been reduced by charges to the allowance for loan losses of $7.1 million, resulting in a reported fair value of $41.2 million.

Other Real Estate Owned – PCC reports other real estate owned at fair value through use of valuation allowances that are charged against the allowance for loan losses or earnings as applicable. PCC determines fair value using Level 2 inputs consisting of independent appraisals. At March 31, 2009, the fair value of other real estate owned was $10.8 million.

Plains Capital Corporation and Subsidiaries

Notes to Consolidated Interim Financial Statements - Unaudited

17. Derivative Financial Instruments

PCB and Prime use various derivative financial instruments to mitigate interest rate risk. PCB’s interest rate risk management strategy involves modifying the re-pricing characteristics of certain assets and liabilities so that changes in interest rates do not adversely affect the net interest margin. Prime has interest rate risk relative to its inventory of mortgage loans held for sale and interest rate lock commitments (IRLCs). Prime is exposed to such rate risk from the time an IRLC is made to an applicant to the time the related mortgage loan is sold.

Cash Flow Hedges

PCB entered into interest rate swap agreements to manage interest rate risk associated with certain customer contracts. The swaps were originally designated as cash flow hedges. The swaps were highly effective in offsetting future cash flow volatility caused by changes in interest rates. PCB has recorded the fair value of the swaps in other assets, and unrealized gains (losses) associated with the swaps in other comprehensive income.

Non-Hedging Derivative Instruments and SFAS 159

As discussed in Note 16 PCC adopted SFAS 159 on January 1, 2008. At adoption, Prime elected to measure substantially all mortgage loans held for sale at fair value on a prospective basis. The election provides Prime the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without applying complex hedge accounting provisions. Prime provides IRLCs to its customers and executes forward purchase commitments to sell mortgage loans. The fair values of both IRLCs and purchase commitments are recorded in other assets or other liabilities, as appropriate. Changes in the fair values of these derivative instruments produced net gains of approximately $1.0 million and $1.5 million for the three months ended March 31, 2009 and 2008, respectively. The net gains were recorded as a component of gain on sale of loans.

Derivative positions at March 31, 2009 and December 31, 2008 are presented in the following table (in thousands):

	At March 31, 2009		At December 31, 2008
	Notional Amount	Estimated Fair Value	Notional Amount	Estimated Fair Value
Non-hedging derivative instruments
IRLCs	$375,006	$6,628	$219,700	$5,019
Interest rate swaps	9,469	(117)	14,969	(140)
Forward purchase commitments	314,450	(2,004)	280,795	(1,399)

PCB recorded unrealized gains (losses), net of reclassifications adjustments, on the swaps designated as cash flow hedges in other comprehensive income as shown in the following table (in thousands).

	Three Months Ended March 31, 2009			Three Months Ended March 31, 2008
	Before-Tax Amount	Tax Benefit (Expense)	After-Tax Amount	Before-Tax Amount	Tax Benefit (Expense)	After-Tax Amount
Change in market value	$—	$—	$—	$—	$—	$—
Reclassification adjustments	(5)	2	(3)	(5)	2	(3)

Other comprehensive income (loss)	$(5)	$2	$(3)	$(5)	$2	$(3)

Plains Capital Corporation and Subsidiaries

Notes to Consolidated Interim Financial Statements - Unaudited

18. Segment and Related Information

PCC has three reportable segments that are organized primarily by the core products offered to the segments’ respective customers, although numerous opportunities for cross-selling exist between segments. The Banking segment includes the operations of PCB and PCL. The operations of Prime constitute the Mortgage Origination segment. The Financial Advisory segment is composed of Hester and, as of December 31, 2008, FSH. The operations of PCC and its remaining subsidiaries are included in “All Other and Eliminations.”

The following tables present information about the revenues, profits and assets of PCC’s reportable segments (in thousands). The assets of FSH are reflected in the Financial Advisory segment as of December 31, 2008, and the operations of FSH are reflected in the results of the Financial Advisory segment as of January 1, 2009.

Income Statement Data

	Three Months Ended March 31, 2009
	Banking	Mortgage Origination	Financial Advisory	All Other and Eliminations	PCC Consolidated
Interest income	$46,043	$2,502	$1,854	$(2,765)	$47,634
Interest expense	10,252	1,797	779	(1,551)	11,277

Net interest income	35,791	705	1,075	(1,214)	36,357
Provision for loan losses	14,013	—	—	—	14,013
Other noninterest income	4,577	48,470	19,163	(1,644)	70,566
Other noninterest expense	21,258	34,101	19,262	2,661	77,282

Net income (loss) before taxes	5,097	15,074	976	(5,519)	15,628
Income tax provision (benefit)	1,892	5,299	314	(1,903)	5,602

Consolidated net income (loss)	3,205	9,775	662	(3,616)	10,026
Less: Net income attributable to noncontrolling interest	—	—	—	23	23

Net income (loss) attributable to PlainsCapital Corporation	$3,205	$9,775	$662	$(3,639)	$10,003

Balance Sheet Data

	March 31, 2009
	Banking	Mortgage Origination	Financial Advisory	All Other and Eliminations	PCC Consolidated
Cash and due from banks	$103,289	$25,092	$8,409	$(31,159)	$105,631
Loans held for sale	2,003	252,667	—	—	254,670
Securities	436,190	—	6,744	—	442,934
Loans, net	2,850,672	—	107,697	(1,407)	2,956,962
Investment in subsidiaries	477,023	—	—	(477,023)	—
Goodwill	7,862	24,312	4,312	—	36,486
Other assets	165,692	10,003	151,408	24,817	351,920

Total assets	$4,042,731	$312,074	$278,570	$(484,772)	$4,148,603

Deposits	$2,707,272	$—	$66,553	$(61,035)	$2,712,790
Short-term borrowings	695,615	—	7,000	—	702,615
Notes payable	91,936	239,561	25,012	(285,228)	71,281
Junior subordinated debentures	—	—	—	67,012	67,012
Other liabilities	41,969	24,825	113,382	6,234	186,410
Plains Capital Corporation stockholders’ equity	505,939	47,688	66,623	(213,168)	407,082
Noncontrolling interest	—	—	—	1,413	1,413

Total liabilities and stockholders’ equity	$4,042,731	$312,074	$278,570	$(484,772)	$4,148,603

Plains Capital Corporation and Subsidiaries

Notes to Consolidated Interim Financial Statements - Unaudited

18. Segment and Related Information (continued)

Income Statement Data

	Three Months Ended March 31, 2008
	Banking	Mortgage Origination	Financial Advisory	All Other and Eliminations	PCC Consolidated
Interest income	$54,024	$1,021	$5	$(1,972)	$53,078
Interest expense	20,978	567	—	(341)	21,204

Net interest income	33,046	454	5	(1,631)	31,874
Provision for loan losses	2,300	—	—	—	2,300
Other noninterest income	5,644	20,046	1,676	(34)	27,332
Other noninterest expense	21,625	18,052	1,430	3,327	44,434

Net income (loss) before taxes	14,765	2,448	251	(4,992)	12,472
Income tax provision (benefit)	5,306	868	—	(1,831)	4,343

Consolidated net income (loss)	9,459	1,580	251	(3,161)	8,129
Less: Net income attributable to noncontrolling interest	—	—	—	98	98

Net income (loss) attributable to PlainsCapital Corporation	$9,459	$1,580	$251	$(3,259)	$8,031

Balance Sheet Data

	March 31, 2008
	Banking	Mortgage Origination	Financial Advisory	All Other and Eliminations	PCC Consolidated
Cash and due from banks	$93,127	$9,864	$497	$(14,707)	$88,781
Loans held for sale	11,717	108,183	—	—	119,900
Securities	185,059	—	—	—	185,059
Loans, net	2,680,944	—	—	848	2,681,792
Investment in subsidiaries	296,053	—	—	(296,053)	—
Goodwill	7,862	24,312	4,312	—	36,486
Other assets	200,846	3,882	563	22,846	228,137

Total assets	$3,475,608	$146,241	$5,372	$(287,066)	$3,340,155

Deposits	$2,504,424	$—	$—	$(27,828)	$2,476,596
Short-term borrowings	369,766	—	—	—	369,766
Notes payable	236,648	102,255	—	(200,924)	137,979
Junior subordinated debentures	—	—	—	67,012	67,012
Other liabilities	43,938	7,070	311	(5,135)	46,184
Plains Capital Corporation stockholders’ equity	320,832	36,916	5,061	(121,561)	241,248
Noncontrolling interest	—	—	—	1,370	1,370

Total liabilities and stockholders’ equity	$3,475,608	$146,241	$5,372	$(287,066)	$3,340,155

Plains Capital Corporation and Subsidiaries

Notes to Consolidated Interim Financial Statements - Unaudited

19. Earnings per Share

The following table presents the computation of basic and diluted earnings per share for the three months ended March 31, 2009 and 2008.

	Three Months Ended March 31,
	2009	2008

Income applicable to Plains Capital Corporation common stock	$8,444	$8,031
Less: income applicable to participating securities	402	—

Income applicable to Plains Capital Corporation common stock for basic earnings per common share	$8,042	$8,031

Weighted-average shares outstanding	10,418,192	8,697,121
Less: participating securities included in weighted-average shares outstanding	565,810	—

Weighted-average shares outstanding for basic earnings per share	9,852,382	8,697,121

Basic earnings per share	$0.82	$0.92

Income applicable to Plains Capital Corporation common stock	$8,444	$8,031

Weighted-average shares outstanding	10,418,192	8,697,121
Dilutive effect of contingently issuable shares due to FSH acquisition	396,067	—
Dilutive effect of stock options and non-vested stock awards	92,876	58,105

Weighted-average shares outstanding for diluted earnings per share	10,907,135	8,755,226

Diluted earnings per share	$0.77	$0.92

PCC uses the two-class method prescribed by SFAS 128, Earnings per Share, to compute earnings per share. Participating securities include non-vested restricted stock and shares of PCC stock held in escrow pending the resolution of contingencies with respect to the First Southwest acquisition.

The weighted-average shares outstanding used to compute diluted earnings per share do not include outstanding options of 98,663 and 22,600 for the three months ended March 31, 2009 and 2008, respectively. The exercise price of the excluded options exceeded the average market price of PCC stock in the periods shown. Accordingly, the assumed exercise of the excluded options would have been antidilutive.

Plains Capital Corporation and Subsidiaries

Notes to Consolidated Interim Financial Statements - Unaudited

20. Recently Issued Accounting Standards

EITF 06-4

In September 2006, the FASB ratified the consensus reached by the Emerging Issues Task Force on EITF Issue No. 06-4, Accounting for Deferred Compensation and Postretirement Benefit Aspects of Endorsement Split-Dollar Life Insurance Arrangements. EITF 06-4 applies to split-dollar life insurance arrangements that provide a benefit to an employee that extends to postretirement periods. The consensus states that employers should recognize a liability for future benefits based on the substantive agreement with the employee.

PCC adopted EITF 06-4 on January 1, 2008. The cumulative effect of the adoption of EITF 06-4 reduced the balance of retained earnings at January 1, 2008, by $0.7 million.

SFAS 141(R)

In December 2007, the FASB issued SFAS 141(R), Business Combinations. SFAS 141(R) replaces SFAS 141, Business Combinations, and applies to all transactions and other events in which one entity obtains control over one or more other businesses. Departing from the cost-allocation process of SFAS 141, SFAS 141(R) requires an acquirer to recognize the assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree at the acquisition date, measured at their fair values as of that date. In particular, this provision would prohibit an acquirer of a financial institution from carrying over the acquired entity’s allowance for loan losses. In addition, contingent consideration is recognized and measured at fair value at the acquisition date under the provisions of SFAS 141(R), and acquisition related costs are expensed as incurred. SFAS 141(R) also distinguishes between assets acquired and liabilities assumed arising from contractual contingencies as of the acquisition date and assets or liabilities arising from all other contingencies, requiring different treatment for each type of contingency. SFAS 141(R) is effective for PCC on January 1, 2009. To the extent business combinations occur on or after the effective date, PCC’s accounting for those transactions will be significantly affected by the provisions of SFAS 141(R).

SFAS 161

In March 2008, the FASB issued SFAS 161, Disclosures about Derivative Instruments and Hedging Activities, and Amendment of FASB Statement No. 133. SFAS 161 amends SFAS 133, requiring expanded disclosure to provide greater transparency about (i) how and why an entity uses derivative instruments, (ii) how derivative instruments and related hedge items are accounted for under SFAS 133 and its related interpretations, and (iii) how derivative instruments and related hedged items affect an entity’s financial position, results of operations and cash flows. To meet those objectives, SFAS 161 requires qualitative disclosures about objectives and strategies for using derivatives, quantitative disclosures about fair value amounts of gains and losses on derivative instruments and disclosures about credit-risk –related contingent features in derivative agreements. SFAS 161 became effective for PCC January 1, 2009 and did not have a significant effect on its financial position, results of operations, or cash flows.

Plains Capital Corporation and Subsidiaries

Notes to Consolidated Interim Financial Statements - Unaudited

20. Recently Issued Accounting Standards (continued)

FSP SFAS 157-4

In April 2009, the FASB issued FSP SFAS 157-4, Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly. FSP SFAS 157-4 affirms that the objective of fair value when the market for an asset is not active is the price that would be received to sell the asset in an orderly transaction, and clarifies and includes additional factors for determining whether there has been a significant decrease in market activity for an asset when the market for that asset is not active. FSP SFAS 157-4 requires an entity to base its conclusion about whether a transaction was not orderly on the weight of the evidence. FSP SFAS 157-4 also amended SFAS 157, “Fair Value Measurements,” to expand certain disclosure requirements. FSP SFAS 157-4 will be effective for the quarter ended June 30, 2009, and its adoption is not expected to have a significant effect on PCC’s financial position, results of operations, or cash flows.

FSP SFAS 115-2 and SFAS 124-2

In April 2009, the FASB issued FSP SFAS 115-2 and SFAS 124-2, Recognition and Presentation of Other-Than-Temporary Impairments. FSP SFAS 115-2 and SFAS 124-2 (i) changes existing guidance for determining whether an impairment is other than temporary to debt securities and (ii) replaces the existing requirement that the entity’s management assert it has both the intent and ability to hold an impaired security until recovery with a requirement that management assert: (a) it does not have the intent to sell the security; and (b) it is more likely than not it will not have to sell the security before recovery of its cost basis. Under FSP SFAS 115-2 and SFAS 124-2, declines in the fair value of held-to-maturity and available-for-sale securities below their cost that are deemed to be other than temporary are reflected in earnings as realized losses to the extent the impairment is related to credit losses. The amount of the impairment related to other factors is recognized in other comprehensive income. FSP SFAS 157-4 and SFAS 124-2 will be effective for the quarter ended June 30, 2009, and their adoption is not expected to have a significant effect on PCC’s financial position, results of operations, or cash flows.

FSP SFAS 107-1 and APB 28-1

In April 2009, the FASB issued FSP SFAS 107-1 and APB 28-1, Interim Disclosures about Fair Value of Financial Instruments. FSP SFAS 107-1 and APB 28-1 amends SFAS 107, Disclosures about Fair Value of Financial Instruments, to require an entity to provide disclosures about fair value of financial instruments in interim financial information and amends Accounting Principles Board (APB) Opinion No. 28, Interim Financial Reporting, to require those disclosures in summarized financial information at interim reporting periods. Under FSP SFAS 107-1 and APB 28-1, a publicly traded company shall include disclosures about the fair value of its financial instruments whenever it issues summarized financial information for interim reporting periods. In addition, entities must disclose, in the body or in the accompanying notes of its summarized financial information for interim reporting periods and in its financial statements for annual reporting periods, the fair value of all financial instruments for which it is practicable to estimate that value, whether recognized or not recognized in the statement of financial position, as required by SFAS 107. FSP SFAS 107-1 and APB 28-1 will be effective for the quarter ended June 30, 2009, and their adoption is not expected to have a significant effect on PCC’s financial position, results of operations, or cash flows

EXHIBIT INDEX

EXHIBIT NO.
3.1	–	Second Restated Articles of Incorporation of Plains Capital Corporation (previously filed as Exhibit 3.1 to Amendment No. 1 to the Registration Statement on Form 10 filed on June 25, 2009, File No. 000-53629, and incorporated herein by reference).

3.2*	–	Amended and Restated Bylaws of Plains Capital Corporation.

4.1*	–	Letter Agreement and Securities Purchase Agreement – Standard Terms incorporated therein, dated as of December 19, 2008, between Plains Capital Corporation and the United States Department of the Treasury.

4.2*	–	Amended and Restated Declaration of Trust, dated as of July 31, 2001, by and among State Street Bank and Trust Company of Connecticut, National Association, Plains Capital Corporation, and Alan B. White, George McCleskey, and Jeff Isom as Administrators.

4.3*	–	First Amendment to Amended and Restated Declaration of Trust, dated as of August 7, 2006, between Plains Capital Corporation and U.S. Bank National Association.

4.4*	–	Indenture, dated as of July 31, 2001, between Plains Capital Corporation and State Street Bank and Trust Company of Connecticut, National Association.

4.5*	–	First Supplemental Indenture, dated as of August 7, 2006, between Plains Capital Corporation and U.S. Bank National Association.

4.6*	–	Amended and Restated Floating Rate Junior Subordinated Deferrable Interest Debenture of Plains Capital Corporation, dated as of August 7, 2006, by Plains Capital Corporation in favor of U.S. Bank National Association.

4.7*	–	Guarantee Agreement, dated as of July 31, 2001, between Plains Capital Corporation and State Street Bank and Trust Company of Connecticut, National Association, as trustee.

4.8*	–	First Amendment to Guarantee Agreement, dated as of August 7, 2006, between Plains Capital Corporation and U.S. Bank National Association.

4.9*	–	Amended and Restated Declaration of Trust, dated as of March 26, 2003, by and among U.S. Bank National Association, Plains Capital Corporation, and Alan B. White, George McCleskey, and Jeff Isom as Administrators.

4.10*	–	Indenture, dated as of March 26, 2003, between Plains Capital Corporation and U.S. Bank National Association.

4.11*	–	Floating Rate Junior Subordinated Deferrable Interest Debenture of Plains Capital Corporation, dated as of March 26, 2003, by Plains Capital Corporation in favor of U.S. Bank National Association.

4.12*	–	Guarantee Agreement, dated as of March 26, 2003, between Plains Capital Corporation and U.S. Bank National Association, as trustee.

4.13*	–	Amended and Restated Declaration of Trust, dated as of September 17, 2003, by and among U.S. Bank National Association, Plains Capital Corporation, and Alan B. White, George McCleskey, and Jeff Isom as Administrators.

4.14*	–	Indenture, dated as of September 17, 2003, between Plains Capital Corporation and U.S. Bank National Association.

4.15*	–	Floating Rate Junior Subordinated Deferrable Interest Debenture of Plains Capital Corporation, dated as of September 17, 2003, by Plains Capital Corporation in favor of U.S. Bank National Association.

4.16*	–	Guarantee Agreement, dated as of September 17, 2003, between Plains Capital Corporation and U.S. Bank National Association, as trustee.

4.17*	–	Amended and Restated Trust Agreement, dated as of February 22, 2008, by and among Plains Capital Corporation, Wells Fargo Bank, N.A., Wells Fargo Delaware Trust Company, and Alan B. White, DeWayne Pierce, and Jeff Isom as Administrative Trustees.

4.18*	–	Junior Subordinated Indenture, dated as of February 22, 2008, between Plains Capital Corporation and Wells Fargo Bank, N.A.

4.19*	–	Plains Capital Corporation Floating Rate Junior Subordinated Note due 2038, dated as of February 22, 2008, by Plains Capital Corporation in favor of Wells Fargo Bank, N.A., as trustee of the PCC Statutory Trust IV.

4.20*	–	Guarantee Agreement, dated as of February 22, 2008, between Plains Capital Corporation and Wells Fargo Bank, N.A.

4.21	–	Registration Rights Agreement, dated as of December 31, 2008, between Plains Capital Corporation and Hill A. Feinberg, as Stockholders’ Representative (previously filed as Exhibit 4.21 to Amendment No. 1 to the Registration Statement on Form 10 filed June 25, 2009, File No. 000-53629, and incorporated herein by reference).

10.1*	–	Agreement and Plan of Merger, dated as of November 7, 2008, by and among Plains Capital Corporation, PlainsCapital Bank, First Southwest Holdings, Inc., and Hill A. Feinberg as Stockholders’ Representative.

10.2*	–	First Amendment to Agreement and Plan of Merger, dated as of December 8, 2008, by and among Plains Capital Corporation, PlainsCapital Bank, First Southwest Holdings, Inc., and Hill A. Feinberg as Stockholders’ Representative.

10.3*	–	Second Amendment to Agreement and Plan of Merger, dated as of December 8, 2008, by and among Plains Capital Corporation, PlainsCapital Bank, FSWH Acquisition LLC, First Southwest Holdings, Inc., and Hill A. Feinberg as Stockholders’ Representative.

10.4*	–	Amended and Restated Employment Agreement, dated as of January 1, 2009, between Plains Capital Corporation and Alan White.

10.5*	–	First Amendment to Amended and Restated Employment Agreement, dated as of March 2, 2009, between Plains Capital Corporation and Alan White.

10.6*	–	Employment Agreement, effective as of December 31, 2008, by and among First Southwest Holdings, LLC, Plains Capital Corporation and Hill A. Feinberg.

10.7*	–	First Amendment to Employment Agreement, dated as of March 2, 2009, by and among First Southwest Holdings, LLC, Plains Capital Corporation and Hill A. Feinberg.

10.8*	–	Employment Agreement, dated as of January 1, 2009, between Plains Capital Corporation and Jerry L. Schaffner.

10.9*	–	First Amendment to Employment Agreement, dated as of March 2, 2009, between Plains Capital Corporation and Jerry L. Schaffner.

10.10*	–	Employment Agreement, dated as of January 1, 2009, between Plains Capital Corporation and Jeff Isom.

10.11*	–	First Amendment to Employment Agreement, dated as of March 2, 2009, between Plains Capital Corporation and Jeff Isom.

10.12*	–	Plains Capital Corporation Incentive Stock Option Plan, dated October 16, 1996 (the “1996 Incentive Stock Option Plan”).

10.13*	–	Plains Capital Corporation Incentive Stock Option Plan, dated March 25, 1998 (the “1998 Incentive Stock Option Plan”).

10.14*	–	Plains Capital Corporation Incentive Stock Option Plan, dated April 18, 2001 (the “2001 Incentive Stock Option Plan”).

10.15*	–	Plains Capital Corporation Incentive Stock Option Plan, dated March 25, 2003 (the “2003 Incentive Stock Option Plan”).

10.16*	–	Plains Capital Corporation 2005 Incentive Stock Option Plan, dated April 20, 2005.

10.17*	–	Amended and Restated Plains Capital Corporation 2007 Nonqualified and Incentive Stock Option Plan, dated December 31, 2008

10.18*	–	PNB Financial Bank Supplemental Executive Pension Plan, effective as of January 1, 2008.

10.19*	–	First Amendment to PlainsCapital Bank Supplemental Executive Pension Plan, effective as of March 19, 2009.

10.20*	–	Employee Stock Ownership Plan, effective January 1, 2004 and as amended and restated as of January 1, 2006.

10.21*	–	First Amendment to Plains Capital Corporation Employees’ Stock Ownership Plan, effective as of January 1, 2007.

10.22*	–	Second Amendment to Plains Capital Corporation Employees’ Stock Ownership Plan, dated as of December 1, 2008.

10.23*	–	Form of Restricted Stock Award Agreement for restricted stock awards issued to Messrs. Isom, Schaffner and White on December 17, 2008.

10.24	–	Form of Restricted Stock Award Agreement for restricted stock awards issued to Messrs. Custard and Feinberg, effective as of December 31, 2008.

10.25*	–	Form of Stock Option Agreement under the 1996 Incentive Stock Option Plan.

10.26*	–	Form of Stock Option Agreement under the 1998 Incentive Stock Option Plan.

10.27*	–	Form of Stock Option Agreement under the 2001 Incentive Stock Option Plan.

10.28*	–	Form of Stock Option Agreement under the 2003 Incentive Stock Option Plan.

10.29*	–	Form of Stock Option Agreement under the Plains Capital Corporation 2005 Incentive Stock Option Plan.

10.30*	–	Form of Stock Option Agreement under the Amended and Restated Plains Capital Corporation 2007 Nonqualified and Incentive Stock Option Plan.

10.31*	–	Amended and Restated Subordinate Credit Agreement, dated as of December 19, 2007, between JP Morgan Chase Bank, N.A. and Plains Capital Corporation.

10.32*	–	Second Amended and Restated Subordinate Promissory Note, dated as of December 19, 2007, by Plains Capital Corporation in favor of JP Morgan Chase Bank, N.A.

10.33*	–	Amended and Restated Loan Agreement, dated as of October 1, 2001, between Plains Capital Corporation and Bank One, NA.

10.34*	–	First Amendment to Amended and Restated Loan Agreement, dated as of August 1, 2002, between Plains Capital Corporation and Bank One, NA.

10.35*	–	Second Amendment to Amended and Restated Loan Agreement, dated as of August 1, 2003, between Plains Capital Corporation and Bank One, NA.

10.36*	–	Third Amendment to Amended and Restated Loan Agreement, dated as of June 1, 2004, between Plains Capital Corporation and Bank One, NA.

10.37*	–	Fourth Amendment to Amended and Restated Loan Agreement, dated as of November 21, 2005, between Plains Capital Corporation and JPMorgan Chase Bank, NA.

10.38*	–	Fifth Amendment to Amended and Restated Loan Agreement, dated as of October 16, 2006, between Plains Capital Corporation and JPMorgan Chase Bank, NA.

10.39*	–	Sixth Amendment to Amended and Restated Loan Agreement, dated as of December 19, 2007, between Plains Capital Corporation and JPMorgan Chase Bank, NA.

10.40*	–	Commercial Pledge and Security Agreement, dated as of November 1, 2000, by Plains Capital Corporation for the benefit of Bank One, Texas N.A.

10.41*	–	Third Amended and Restated Promissory Note, dated as of December 19, 2007, by Plains Capital Corporation in favor of JPMorgan Chase Bank, NA.

10.42*	–	Loan Agreement, dated as of September 22, 2004, between Bank One, NA and Plains Capital Corporation.

10.43*	–	Promissory Note, dated as of September 22, 2004, by Plains Capital Corporation in favor of Bank One, NA.

10.44*	–	Loan Agreement, dated as of October 27, 2004, between Plains Capital Corporation and Bank One, NA.

10.45*	–	Renewal, Extension and Modification Agreement, dated as of October 27, 2006, between Plains Capital Corporation and JPMorgan Chase Bank, NA.

10.46*	–	Amended and Restated Promissory Note, dated as of October 27, 2006, by Plains Capital Corporation in favor of JPMorgan Chase Bank, NA.

10.47*	–	Credit Agreement, dated as of October 13, 2006, between Plains Capital Corporation and JPMorgan Chase Bank, N.A.

10.48*	–	Line of Credit Note, dated as of October 14, 2008, by Plains Capital Corporation in favor of JPMorgan Chase Bank, N.A.

10.49*	–	Office Lease, dated as of February 7, 2007, between Plains Capital Corporation and Block L Land, L.P.

10.50*	–	First Amendment to Office Lease, dated as of April 3, 2007, between Plains Capital Corporation and Block L Land, L.P.

10.51*	–	Second Amendment to Office Lease, dated as of November 14, 2008, between Plains Capital Corporation and H/H Victory Holdings, L.P.

10.52	–	Employment Agreement, dated as of December 18, 2008, by and among Plains Capital Corporation, First Southwest Holdings, LLC and W. Allen Custard III (previously filed as Exhibit 10.1 to the Current Report on Form 8-K filed on July 8, 2009, File No. 000-53629, and incorporated herein by reference).

10.53	–	First Amendment to Employment Agreement, dated as of March 2, 2009, by and among Plains Capital Corporation, First Southwest Holdings, LLC and W. Allen Custard III (previously filed as Exhibit 10.2 to the Current Report on Form 8-K filed on July 8, 2009, File No. 000-53629, and incorporated herein by reference).

21.1*	–	Subsidiaries of Plains Capital Corporation.

*	Previously filed with Plains Capital’s registration statement on Form 10 filed on April 17, 2009, and incorporated herein by reference